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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-111036

AMERICA FIRST APARTMENT INVESTORS, INC.

5,430,778 Shares Common Stock

PROXY STATEMENT/PROSPECTUS

AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.

PROXY STATEMENT

        The Board of Directors of America First Apartment Investors, Inc. (the "REIT") and the general partner of America First Real Estate Investment Partners, L.P. (the "Partnership") have agreed to merge the Partnership with and into the REIT. As a result of the merger, the REIT will acquire all the assets and assume all the liabilities of the Partnership. The REIT will be the surviving corporation and will continue as a real estate investment trust for federal income tax purposes after the merger.

        As a result of the merger, persons who hold Units representing assigned limited partnership interests in the Partnership on the effective date of the merger will become stockholders of the REIT. Each Unit will be converted into the right to receive (i) 0.7910 shares of the REIT's common stock plus (ii) a cash payment of $0.39 which is intended to provide cash to Unit holders to pay state and federal income taxes arising from the merger. Based on the closing sale price of the REIT's common stock of $11.46 on March 29, 2004, the dollar value of the aggregate merger consideration will be $64,914,343 or $9.45 per Unit. Unit holders will hold approximately 51.4% of the total shares of the REIT's common stock outstanding after the merger. The merger will be a taxable transaction for the Unit holders. As a result, Unit holders may incur an income tax liability in the year the merger is completed, and the cash portion of the merger consideration may not be equal to this tax liability. Stockholders of the REIT on the effective date of the merger will continue to own their shares of the REIT's common stock, but these shares will only represent approximately 48.1% of the total shares of the REIT's common stock outstanding after the merger.

        The merger may only be completed if it is approved by the holders of (i) a majority of the issued and outstanding shares of the REIT's common stock and (ii) a majority of the issued and outstanding Units. If you were a stockholder of the REIT on March 26, 2004, the Board of Directors of the REIT is seeking your proxy for a vote on the merger to be taken at the annual meeting of the stockholders of the REIT to be held at the time and place set forth in the enclosed Notice of Annual Meeting. REIT stockholders will also be voting on the election of directors and the ratification of the appointment of auditors at the annual meeting. If you were a holder of Units on March 26, 2004, the limited partner of the Partnership is seeking your proxy for a vote on the merger to be taken at a special meeting of the Unit holders of the Partnership to be held at the time and place set forth in the enclosed Notice of Special Meeting.

        The common stock of the REIT is listed on the Nasdaq Stock Market under the symbol "APRO." The Units are also listed on the Nasdaq Stock Market under the trading symbol "AFREZ," but will discontinue trading as a result of the merger. The closing sale prices of the REIT's common stock and of the Units on March 29, 2004 were $11.46 and $9.05, respectively.

        Before you deliver your proxy for the annual meeting of the REIT or special meeting of the Partnership, you should carefully review the information in this Joint Proxy Statement/Prospectus, including the information under "RISK FACTORS" beginning on page 28.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Joint Proxy Statement/Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        This Joint Proxy Statement/Prospectus and the associated proxy cards are first being sent to stockholders of the REIT and Unit holders of the Partnership on or about April 1, 2004.

March 30, 2004

WHERE YOU CAN FIND MORE INFORMATION

        Both the REIT and the Partnership file annual, quarterly and special reports and other information with the SEC. You may read and copy the materials the REIT and the Partnership file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC filings made by the REIT and the Partnership are also available to the public from the SEC's World Wide Web site on the Internet at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

        America First Companies L.L.C. maintains a site on the World Wide Web at www.am1st.com which contains certain information regarding the REIT and the Partnership. The information contained in that website is not part of this Joint Proxy Statement/Prospectus, and you should not rely on it in deciding whether to approve the merger.

        The REIT has filed a registration statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with the SEC. This Joint Proxy Statement/Prospectus constitutes the prospectus filed as part of the Registration Statement with respect to the shares of the REIT's common stock to be issued in connection with the merger. As allowed by SEC rules, this Joint Proxy Statement/Prospectus does not include all of the information contained in the Registration Statement and the included exhibits, financial statements and schedules. Please refer to the Registration Statement, the included exhibits, financial statements and schedules for further information.

        No person is authorized to give any information or to make any representations other than those contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the REIT or the Partnership.

        All questions and inquiries should be directed to Mr. Maurice E. Cox, Jr., America First Companies L.L.C., 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, or call (800) 283-2357. You may e-mail America First at www.am1st.com.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows the REIT and the Partnership to "incorporate by reference" information into this Joint Proxy Statement/Prospectus, which means that they can disclose important information to you by referring you to another document filed by either the REIT or the Partnership with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"). The information incorporated by reference is deemed to be part of this Joint Proxy Statement/Prospectus, except for any information superseded by information in this Joint Proxy Statement/Prospectus. Both the REIT and the Partnership have filed an annual report on Form 10-K for the year ended December 31, 2003, and these reports are incorporated by reference into this Joint Proxy Statement/Prospectus.

        Any documents filed by either the REIT or the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date of the later of the annual meeting of the REIT stockholders or the special meeting of the Partnership's Unit holders which have been called to consider approval of the merger, will automatically be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be part hereof from the date of filing those documents. Any statement contained in this Joint Proxy Statement/Prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this Joint Proxy Statement/Prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement.

        You may obtain copies of all documents which are incorporated in this Joint Proxy Statement/Prospectus by reference (other than the exhibits to those documents which are not specifically

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incorporated by reference herein) without charge by writing or calling Maurice E. Cox, Jr. at America First Companies L.L.C., Suite 400, 1004 Farnam Street, Omaha, Nebraska, 68102, telephone number (800) 283-2357. To obtain delivery of these documents before the meeting date, you must request documents no later than May 19, 2004.

FORWARD LOOKING STATEMENTS

        This Joint Proxy Statement/Prospectus contains many forward looking statements that reflect the current beliefs and estimates of future economic circumstances and industry conditions that may affect the performance and financial results of the REIT and the Partnership. Words such as "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates" and similar expressions concerning possible or assumed future results of operations of the REIT and the Partnership and their real estate investments constitute "forward looking statements." You should understand that these forward looking statements are subject to numerous risks and uncertainties, and a number of factors could affect the future results of the REIT and the Partnership, and could cause those results to differ materially from those expressed in the forward looking statements contained herein. Many of these factors are discussed under the heading "RISK FACTORS" in this Joint Proxy Statement/Prospectus and in the Annual Reports on Form 10-K filed by the REIT and the Partnership for the year ended December 31, 2003.

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APPENDIX A	AGREEMENT AND PLAN OF MERGER AND AMENDMENT THERETO
APPENDIX B	FORM OF SECOND AMENDED AND RESTATED ADVISORY AGREEMENT
APPENDIX C	OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN
APPENDIX D	OPINION OF FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

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SUMMARY

        The following is a summary of the information contained in this Joint Proxy Statement/Prospectus. Because it is a summary only, it does not contain all the information you should consider before voting on the merger. You should read this Joint Proxy Statement/Prospectus, as well as the information which is incorporated by reference in this Joint Proxy Statement/Prospectus, in their entireties. You should carefully consider the factors set forth under "RISK FACTORS" in this Joint Proxy Statement/Prospectus before making a decision to approve the merger.

Overview of the Merger

        The Board of Directors of the REIT and the General Partner of the Partnership have agreed to merge the Partnership with and into the REIT. The REIT will be the surviving corporation of the merger and will acquire all the assets and assume all the liabilities of the Partnership. Under the terms of the merger:

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  Persons who hold Units on the effective date of the merger will become stockholders of the REIT. Unitholders will hold approximately 51.4% of the total shares of the REIT's common stock outstanding after the merger.

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  Each Unit will be converted into the right to receive:

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  0.7910 shares of the REIT's common stock which approximates the ratio of the average closing prices of the Units and the REIT shares over the 30 trading days prior to the date of the merger agreement; and

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  a cash payment of $0.39 which is intended to provide cash to Unit holders to pay state and federal income taxes arising from the merger.

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  Fractional shares will be rounded up or down to the nearest whole number.

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  The Partnership's Variable Rate Junior Notes, due January 15, 2008, will be assumed as liabilities of the REIT. No shares of REIT stock will be issued to holders of these notes.

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  Approximately 5,376,470 shares of the REIT's common stock will be issued to Unit holders in the merger, subject to adjustment for fractional shares. Based on the closing sale price of the REIT's common stock on March 29, 2004, the dollar value of the merger consideration will be $9.45 per Unit.

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  The General Partner will be issued 54,308 shares of the REIT's common stock plus a cash payment of $26,776 in exchange for its 1% general partner interest in the Partnership. These shares and this cash payment represent 1% of the total merger consideration and will represent approximately 0.5% of the total REIT shares outstanding after the merger is completed.

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  Stockholders of the REIT on the effective date of the merger will continue to own their shares of the REIT's common stock, but these shares will only represent approximately 48.1% of the total shares of the REIT's common stock outstanding after the merger.

The terms of the merger are more completely described at "THE MERGER."

The Companies Being Merged

        America First Apartment Investors, Inc.    The REIT is a Maryland corporation which is taxed as a real estate investment trust for federal tax purposes. The REIT is externally managed by its Advisor, America First Apartment Advisory Corporation. The Advisor is controlled by America First Companies L.L.C. which also controls the General Partner. All of the executive officers of the Advisor are also executive officers of the REIT. In addition, some of the directors and executive officers of the

REIT are also managers and executive officers of America First Companies. The common stock of the REIT is listed on the Nasdaq Stock Market under the symbol "APRO." The REIT's principal executive offices are at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102 and its telephone number will continue to be (402) 444-1630.

        The REIT's investment strategy primarily focuses on acquiring multifamily apartment complexes as long-term investments. The REIT owns 15 multifamily apartment complexes containing a total of 3,335 rental units and a 72,000 square foot office/warehouse facility. The REIT's apartment properties are located in the states of Florida, Tennessee, Georgia, Oklahoma, Arizona, California and Illinois. The REIT also invests in other types of real estate assets which it believes can help provide more consistent cash flows through economic cycles that affect cash flows from rental apartments. These other types of investments include:

            (i)  Agency Securities which are mortgage-backed securities issued or guaranteed as to the payment of principal or interest by an agency of the U.S. government or a federally-chartered corporation such as the Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA") or the Federal Home Loan Mortgage Corporation ("FHLMC"). Agency Securities acquired by the REIT are secured by pools of first mortgage loans on single-family residences. Agency Securities held by the REIT bear interest at an adjustable interest rate or at a fixed rate for an initial period of time (typically one to three years) and then convert to a one-year adjustable rate for the remaining loan term. At December 31, 2003, the REIT held Agency Securities with a fair market value of $36.1 million.

           (ii)  Mezzanine-level financing provided to unaffiliated developers of residential real estate which can take a variety of forms including subordinated mortgage loans and preferred equity investments. These mezzanine level investments will generally be structured to provide the REIT with a minimum return by way of a fixed base rate of interest or preferred dividend as well as the opportunity to participate in the excess cash flow and sale proceeds of the underlying apartment property through the payment of participating interest and additional dividends. At December 31, 2003, the REIT did not have any investments of this type.

          (iii)  Equity investments in other real estate investment trusts and similar real estate companies, which can include publicly traded common and preferred stocks. The REIT may also acquire controlling and non-controlling interests in other real estate businesses such as property management companies. At December 31, 2003, the REIT held investments of this type with a fair market value of $2.2 million.

All investments made by the REIT must be made in compliance with applicable requirements for maintaining its status as a real estate investment trust for federal income tax purposes.

        America First Real Estate Investment Partners, L.P.    The Partnership is a Delaware limited partnership that assumed the operations and assets of Capital Source L.P. and Capital Source II L.P.-A on December 31, 2000. The General Partner of the Partnership is America First Capital Source I, L.L.C. The General Partner is controlled by America First Companies which also controls the Advisor to the REIT. In addition, some of the managers and executive officers of America First Companies are also directors and executive officers of the Advisor and the REIT. The Units are listed on the Nasdaq Stock Market under the trading symbol "AFREZ," but will discontinue trading as a result of the merger. The Partnership's principal executive offices are at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102 and its telephone number is (402) 444-1630.

        Like the REIT, the Partnership's investment strategy focuses on acquiring multifamily apartment complexes as long-term investments. The Partnership currently owns 14 multifamily apartment complexes containing a total of 2,783 rental units. These properties are located in Florida, North Carolina, Michigan, Tennessee, Ohio, Illinois, Arizona and Virginia. The Partnership has also made investments in equity securities of real estate investment trusts and Agency Securities issued by GNMA with cash not invested in apartment complexes. As of December 31, 2003, the Partnership held investments of these types with a fair market value of $5.6 million.

Recommendation of the REIT's Board of Directors

        The Board of Directors of the REIT believes that the merger with the Partnership is in the best interests of the REIT and its stockholders. The Board of Directors has approved the merger and recommends that the stockholders approve the merger on the terms described in the Merger Agreement.

Recommendation of the General Partner

        The General Partner believes that the merger with the REIT is in the best interests of the Unit holders. The General Partner has approved the merger and recommends the Unit holders approve the merger on the terms described in the Merger Agreement.

The Reasons for the Merger

        The merger will create a company with assets having a book value of over $300 million and with over 10 million shares of common stock outstanding with a fair market value of approximately $120 million. The Board of Directors of the REIT and the General Partner believe that the larger company created by the merger will have a greater potential to carry out the business plan that the Partnership and the REIT have been pursuing independently. The merger is expected to provide stockholders and Unit holders with the following benefits:

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  Ability to continue to acquire additional apartment complexes, Agency Securities and other residential real estate assets resulting from an enhanced access to capital;

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  Reduction of investment risks due to a larger and more diversified portfolio of investment assets;

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  A more stable and liquid market for REIT shares;

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  Lower overall operating costs due to elimination of duplicative expenses and other economies of scale; and

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  Simplified income tax reporting for Unit holders.

        Both the REIT and the Partnership have been following an investment strategy of acquiring additional apartment complexes on a leveraged basis as a means to increase their funds from operations and cash distributions to investors. Both the REIT and the Partnership believe that funds from operations is helpful in understanding their operations because it excludes the effect of the financial statement depreciation expense of their real estate assets which does not correlate with the actual changes in the values of these assets. You should read the notes to the Summary Financial Information on pages 25 and 27 for more information regarding funds from operations. An increase in funds from operations will result from an acquisition as long as the net rental revenues generated by the additional property exceeds the debt service on the borrowings used to finance its acquisition. In addition, by increasing their assets, both the REIT and the Partnership have been able to realize economies of scale since many of their costs do not increase directly with increases in their asset bases. As the funds from operations increase, both the REIT and the Partnership have been able to increase the amount of cash distributions they have paid to stockholders and Unit holders. The REIT paid a dividend of $1.00 per share with respect to 2003 compared with a cash distribution of $.75 per unit paid by the REIT's predecessor partnership in 1996 when it commenced operations. The Partnership has increased cash distribution to Unit holders from an annual rate of $0.60 per Unit in 2001 when it commenced operations to $0.70 per Unit in 2003.

        The Board of Directors of the REIT believes it would be in the best interest of the REIT and its stockholders to continue to acquire additional multifamily apartment complexes and other residential real estate assets on a leveraged basis. The General Partner holds a similar opinion with respect to the Partnership. However, at this time, both the Partnership and the REIT have limited abilities to acquire additional multifamily apartment complexes because neither has the practical ability to raise additional equity capital. While the Partnership can issue additional Units to raise capital, its limited partnership structure effectively precludes it from doing so. Limited partnerships are generally perceived negatively in the capital markets, and many institutional investors will not invest in limited partnerships. In addition, because Units must be fungible to trade on an exchange, offering Units at current market prices can be a problem if the per Unit capital balances of existing Unit holders differs significantly from the trading price of Units. Similarly, the REIT's ability to raise additional capital is constrained due to its relatively small size compared to other real estate investment trusts. As with the Partnership, the relatively small asset base and low market capitalization of the REIT has left it without any analyst coverage and generally reduces the interest of institutional investors in the REIT's stock. A small market capitalization also contributes to lower trading volumes which often translate into a liquidity discount in share price and increased price volatility. Unless these factors can be addressed, the REIT may have difficultly bringing an offering of its shares to market. The inability to effectively raise additional capital limits the ability of the Partnership and the REIT to continue to acquire additional apartment complexes and other real estate assets. Accordingly, stockholders of the REIT and Unit holders are unlikely to achieve the full benefits from their investments if the REIT and the Partnership continue to operate in their current forms with a static or decreasing pool of assets.

        In addition to making it difficult to sell additional stock, the Board of Directors believes that the small overall market capitalization of the REIT and the resulting low levels of trading volume for its stock, lack of analyst coverage and interest from institutional investors are negatively affecting the market value of the REIT's stock. The General Partner believes that the market value of the Partnership's Units is negatively affected by these same factors. In addition, the General Partner has observed that real estate investment trusts holding properties that are similar in terms of type and credit quality to those held by the Partnership, and that make distributions to their stockholders in amounts similar to the Partnership, have historically been more highly valued (as a multiple of their earnings and book value) by the public equity markets than has the Partnership. In fact, the shares of the REIT's common stock trade at higher multiples of its earnings and book value than do Units of the Partnership.

        In addition, both the REIT's Board of Directors and the General Partner believe that by creating a larger company through a merger of the Partnership into the REIT that there is an opportunity to reduce overall administrative and operating costs due to economies of scale and elimination of duplicative reporting, accounting, legal and similar costs. Unless the REIT is able to acquire additional apartment complexes or other assets meeting its investment criteria, the total administrative fees paid to affiliates of America First Companies will remain the same after the merger. However, other costs of running the companies are expected to decline as a result of the merger. To the extent these costs savings can be realized, there will be additional cash available for the payment of dividends and to make additional investments. The merger may also mitigate some of the risks associated with the ownership and operation of apartment complexes by creating a company with a larger number of apartment properties than the Partnership. This greater asset diversification reduces the risk that economic problems at any one property, or in any market area, will have a substantial negative affect on the property portfolio as a whole.

        Finally, the Partnership is required to provide complex income tax information to the Unit holders on Form K-1. Not only is this tax information complex, it is difficult to prepare and distribute to Unit holders in a timely manner. Merging the Partnership into the REIT will convert Unit holders into stockholders of a corporation and allow them to take advantage of the simplified tax reporting of a corporation.

Risks and Disadvantages of the Merger

        There are risks and disadvantages associated with the proposed merger that Unit holders and REIT stockholders should consider before delivering their proxies for the respective special meetings. These risks and disadvantages are more fully described under "RISK FACTORS" and include the following:

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  There is no assurance that the REIT will be able to successfully implement its plan of raising additional capital and using the funds to acquire additional multifamily apartment complexes, Agency Securities or other real estate assets after the merger or that any other potential benefits expected from the merger will be realized.

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  The acquisition of additional multifamily apartment complexes by the REIT will entail risks generally associated with investing in this type of real estate.

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  The risks involved with investing in Agency Securities differ from those involved in owning and operating apartment complexes. Among other things, the return on these investments may be reduced due to higher than anticipated prepayment rates of the mortgages underlying the Agency Securities, the inability to adjust interest rates on the underlying mortgages in order to match interest rate increases on the borrowings used to finance Agency Securities, and fluctuations in the market value of the Agency Securities or hedging instruments resulting from changing interest rates.

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  The REIT may provide mezzanine financing to unaffiliated developers of residential real estate, and there are risks associated with these investments that differ from those involved in owning and operating apartment complexes, including the risk of loss on a default by the borrower.

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  The REIT plans to finance a portion of the cost of its additional investments with borrowings. The amount of debt that the REIT may incur is not limited by its Charter or otherwise. If the investments made by the REIT fail to generate sufficient revenues to offset the cost of its borrowings, the REIT's earnings and dividends will be adversely affected.

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  The REIT may employ levels of borrowings to acquire Agency Securities that are higher than the level of borrowings it or the Partnership employ to finance apartment complexes. The REIT may borrow up to eight times the amount of equity capital allocated by it for investment in Agency Securities. The higher level of borrowing associated with Agency Securities exposes the REIT to greater risks, including a risk of losing Agency Securities due to a default under these borrowings.

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  Because the REIT uses adjustable-rate borrowings to finance its assets, fluctuations in interest rates may adversely affect its earnings, its ability to pay dividends and the market price of its common stock. Approximately $10.9 million or 13% of the REIT's outstanding indebtedness at December 31, 2003 was adjustable rate debt.

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  Because the REIT finances apartment complexes with tax exempt debt, some of its properties are subject to regulatory restrictions that may affect the net rental income generated by these properties. Approximately $29.7 million or 49% of the REIT's outstanding indebtedness at December 31, 2003 was tax-exempt debt.

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  If the REIT issues additional shares of its common or preferred stock, it may be dilutive to the shares outstanding prior to such issuance, depending on the price at which the additional shares are issued. If the REIT issues preferred stock, these shares may have rights that are superior to the REIT's common stock.

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  The number of REIT shares to be issued to Unit holders may not represent the relative values of the REIT shares and Units on the effective date of the merger or the relative values of the assets of the REIT and the Partnership. Neither the REIT nor the Partnership engaged any independent third-party to conduct an appraisal of their respective assets in connection with their evaluation of the merger.

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  Some of the directors and executive officers of the REIT and the General Partner have conflicts of interest with respect to the completion of the merger due to their financial interest in America First Companies, the Advisor and the General Partner. These conflicts include the potential for increased fees to the Advisor after the merger.

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  In the event the agreement between the REIT and the Advisor is terminated without cause or not renewed by the REIT, the Advisor is entitled to a termination fee equal to the appraised value of future administrative fees it would have earned through 2016. Because this termination fee could be substantial, it may decrease the likelihood that the REIT will decide to terminate or not renew the agreement with the Advisor.

If you hold Units in the Partnership, you should also consider the following:

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  After the merger you will own common stock of the REIT, rather than Units of the Partnership. The rights and privileges of a stockholder of the REIT will be different from those of a Unit holder of the Partnership.

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  The basic administrative fee to be paid by the REIT to the Advisor after the merger will be equal to .55% per annum of the value of the apartment complexes owned by the REIT and the principal amount of mezzanine financing provided by the REIT in contrast to the administrative fee paid by the Partnership to the General Partner which equals .50% per annum of the value of the Partnership's real estate assets.

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  The REIT's 2003 net income and funds from operation per share adjusted to show the pro forma effects of the merger will be less than the Partnership's 2003 net income and funds from operation per equivalent share.

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  The merger will be a taxable transaction for Unit holders. As a result, Unit holders may incur an income tax liability in the year the merger is completed, and the cash portion of the merger consideration may not be equal to this tax liability.

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  In order for the REIT to continue to qualify as a real estate investment trust, it must comply with a number of requirements that the Partnership does not need to comply with in order to avoid being taxed as a corporation. If the REIT fails to continue to qualify as a real estate investment trust, it would be taxed as a regular corporation. This tax treatment might be less favorable than the tax treatment the Partnership currently enjoys. Among other things, being taxed as a corporation would adversely affect the REIT's earnings and ability to pay dividends on its common stock.

If you are a stockholder of the REIT, you should also consider the following:

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  If the assets acquired from the Partnership in the merger do not generate sufficient cash flow to pay the principal and interest on the debt assumed from the Partnership in the merger, then cash available for further investment and for distribution by the REIT to its stockholders could decrease.

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  A higher percentage of the Partnership's borrowings bear interest at adjustable rates. Therefore, as a result of the merger, the REIT will have an increased exposure to fluctuations in interest rates. As of December 31, 2003, the REIT has adjustable rate borrowings of $10.9 million, representing 13% of its total borrowings. As of December 31, 2003, the Partnership has adjustable rate borrowings of $29.7 million, representing 49% of its total borrowings.

Annual Meeting of Stockholders of the REIT

        If you were a stockholder of the REIT on March 26, 2004, the Board of Directors of the REIT is requesting proxies in order to vote for the approval of the merger with the Partnership at the annual meeting of the stockholders of the REIT that will be held at 9:00 a.m. CDT on May 26, 2004 at the Embassy Suites Hotel, 555 South 10th Street, Omaha, Nebraska 68102. In addition, at the annual meeting, REIT stockholders will be voting on the election of two Class II directors for terms ending in 2007 and ratifying the appointment of the REIT's independent auditors. Other business properly brought before the annual meeting may also be conducted, but the REIT does not know of any additional business at this time. The merger with the Partnership requires the approval of the holders of a majority of the issued and outstanding shares of the REIT's common stock. The election of a director requires the affirmative vote of a plurality of the shares present in person or represented by proxy at the annual meeting and entitled to vote. Stockholders do not have the right to cumulate votes in the election of directors. The ratification of the appointment of the REIT's auditor requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote. Only stockholders of record as of March 26, 2004 will be entitled to attend and vote at the annual meeting. Each share of common stock is entitled to one vote at the annual meeting. A REIT proxy card is included with this Joint Proxy Statement/Prospectus, and stockholders of the REIT are asked to complete, date and sign the proxy and return it to Georgeson Shareholder Communications Inc., which is serving as the REIT's tabulation agent for the annual meeting, in the enclosed envelope as soon as possible. Alternatively, stockholders may instruct the proxies for the annual meeting how to vote their shares by using the toll-free telephone number or the internet voting web site provided for this purpose. Specific voting instructions regarding the telephone and internet voting options are included on the enclosed REIT proxy card. Stockholders who vote by telephone or via the internet do not need to return their proxy card. An otherwise valid proxy will be deemed to authorize the Board of Directors to vote "FOR" the merger, "FOR" each of the nominees for the Board of Directors and "FOR" the ratification of KPMG LLP as the REIT's independent auditor. if it is not marked to vote against the merger or to abstain.

        Even if you plan to attend the REIT's annual meeting in person, you are asked to complete, sign and date the enclosed proxy and promptly return it to the tabulation agent using the enclosed envelope or vote by telephone or the internet. This will help ensure that a quorum is present at the annual meeting and will save the REIT the cost of additional proxy solicitations. Any share of common stock that is represented by a properly executed and unrevoked proxy will be considered present at the annual meeting for purposes of establishing a quorum. This includes proxies in which votes are withheld, abstentions are cast or which represent broker nonvotes. If you decide to attend the annual meeting in person, you may withdraw your proxy at any time and vote in person. You can also withdraw your proxy at any time before the annual meeting by sending a written notice of termination to the tabulation agent or by filing a later-dated proxy with the tabulation agent.

Special Meeting of Partners and Unit Holders of the Partnership

        If you were a holder of Units on March 26, 2004, H/T Corp., the limited partner of the Partnership, is requesting proxies in order to vote for the approval of the merger with the REIT at a special meeting of the partners and Unit holders of the Partnership that will be held at 8:00 a.m. CDT on May 26, 2004 at Embassy Suites Hotel, 555 South 10th Street, Omaha, Nebraska 68102. The merger with the REIT requires the approval of the holders of a majority of the issued and outstanding Units. Only Unit holders of record as of March 26, 2004 will be entitled to attend and vote at the special meeting. Each Unit is entitled to one vote at the special meeting. A Partnership proxy card is included with this Joint Proxy Statement/Prospectus, and Unit holders are asked to complete, date and sign the proxy and return it to Georgeson Shareholder Communications Inc., which is serving as the Partnership's tabulation agent in the enclosed envelope as soon as possible. Alternatively, Unit holders may instruct the proxies for the special meeting how to vote their Units by using the toll-free telephone number or the internet voting web site provided for this purpose. Specific voting instructions regarding the telephone and internet voting options are included on the enclosed Partnership proxy card. Unit holders who vote by telephone or via the internet do not need to return their proxy card. An otherwise valid proxy will be deemed to authorize the limited partner to vote "FOR" the merger if it is not marked to vote against the merger or to abstain.

        Even if you plan to attend the Partnership's special meeting in person, you are asked to complete, sign and date the enclosed proxy and promptly return it to the tabulation agent using the enclosed envelope or vote by telephone or the internet. This will help ensure that a quorum is present at the special meeting and will save the Partnership the cost of additional proxy solicitations. Any Unit that is represented by a properly executed and unrevoked proxy will be considered present at the special meeting for purposes of establishing a quorum. This includes proxies in which votes are withheld, abstentions are cast or which represent broker nonvotes. If you decide to attend the special meeting in person, you may withdraw your proxy at any time and vote in person. You can also withdraw your proxy at any time before the special meeting by sending a written notice of termination to the tabulation agent or by filing a later-dated proxy with the tabulation agent.

Operations after the Merger

        After the merger, the REIT will own 29 multifamily apartment properties containing a total of 6,118 rental units and one commercial property. The REIT will continue its business plan of investing in apartment complexes, Agency Securities and other residential real estate assets with the combined assets and liabilities of both companies. The REIT will also continue as a real estate investment trust for federal income tax purposes.

        Operating and Investment Strategies.    The REIT intends to continue to primarily focus its acquisition efforts on established multifamily properties in stable markets. In particular, the REIT will seek out properties that it believes have the potential for capital appreciation and increasing net rental revenues through more effective management and capital improvements. The REIT also continues to seek properties that have existing tax-exempt financing in place because the lower tax-exempt interest rates paid on this type of financing can enhance the REIT's return on equity. The REIT may also consider investments in apartment complexes that will benefit from significant capital improvements. The REIT may sell real estate assets from time to time in order to redeploy assets from markets which are overbuilt or declining to markets which provide better opportunities for growth in rental income and capital appreciation. The REIT will also make investments in Agency Securities, mezzanine-level financing of residential real estate, and investments in other real estate companies, in an attempt to supplement and stabilize its cash flow by investing in assets that are less affected by the variables that affect the cash flow generated by investments in apartments. In addition, investments in Agency Securities will allow the REIT to quickly invest the proceeds from the sale of additional stock or from the sale of any of its real property investments at potentially higher returns than traditional money market investments. To date, these types of other investments have been limited to the acquisition of Agency Securities by the REIT. The REIT held Agency Securities with an aggregate fair market value of $36.1 million as of December 31, 2003. The overall mix of these various types of investments will vary from time to time as the REIT seeks to take advantage of opportunities in the real estate industry. In general, however, it is anticipated that at least 80% of the REIT's equity capital not held in its cash reserves will be invested in multifamily apartment properties. At December 31, 2003, 89% of the REIT's equity capital not held in its cash reserves was invested in multifamily apartment properties.

        Financing Strategies.    The REIT has financed the acquisition of apartment properties through a combination of equity capital, retained cash and borrowings. The REIT borrows money to acquire apartment properties generally in the form of long-term taxable or tax exempt mortgage loans secured by the acquired properties. At December 31, 2003, approximately 79% of the REIT's mortgage debt was tax-exempt. Mortgage borrowings may be made at either fixed or variable interest rates, but the REIT intends to utilize more fixed rate debt than variable rate debt to finance multifamily apartment properties. As of December 31, 2003, approximately 87% of the REIT's mortgage financing consisted of fixed rate debt.

        The acquisition of Agency Securities is financed primarily through borrowing at short-term rates using repurchase agreements. The REIT generally enters into repurchase agreements with terms of between one and 12 months. As of December 31, 2003, the REIT has borrowed approximately $33 million under short-term repurchase agreements to finance its investments in Agency Securities.

        The amount of debt the REIT may incur is not limited by its Charter or otherwise. In general, however, the amount of borrowing the REIT intends to incur to make equity investments in multifamily apartments is approximately 55% to 65% of the purchase price of these assets, although higher or lower levels of borrowings may be used on any single property. In addition, the REIT's current policy is to not exceed a leverage ratio of eight times the amount of equity capital allocated by it for investment in Agency Securities. Borrowings to make investments in other asset categories will generally be between 25% to 30% of asset value. The REIT is in compliance with each of its borrowing policies.

        Unlike the Partnership, the REIT intends to raise additional equity capital through the issuance of its capital stock. These may be shares of common stock or shares of one or more classes of preferred stock. If the REIT decides to sell shares of capital stock, it may do so in a number of different manners, including a rights offering directly to existing stockholders, an underwritten public offering or private placements negotiated with a small number of investors. The REIT may also issue shares of its capital stock to the owners of multifamily apartment complexes that it acquires as full or partial payment for these properties. While the REIT has the authority to issue more stock, it cannot assure you that it will be able to raise any additional equity capital after the merger.

        The REIT also uses current cash flow to partially finance the acquisition of additional multifamily apartment complexes, Agency Securities and other investments. However, the REIT intends to maintain or increase the level of dividend payments after the merger and, therefore, it does not expect that the reinvestment of cash flow will be its primary method of financing the acquisition of additional investments.

        Dividend Policy.    The REIT declares and pays dividends on its common stock on a quarterly basis, and expects to continue this policy after the merger. For the year ended December 31, 2003, the REIT paid dividends of $1.00 per share. For tax purposes, the 2003 dividend was $0.75 per share and due to income generated by two non-recurring transactions in 2003, none of the $0.75 per share considered paid in 2003 for tax purposes was treated as a return of capital. The REIT currently expects to continue dividends at the rate of $1.00 per share in 2004 whether or not the merger occurs. However, the amount of dividends paid by the REIT will be determined by its Board of Directors in its sole discretion, and will depend on a number of factors, including the amount of cash it has available for distribution, its financial condition and capital requirements and the annual distribution requirements under the real estate investment trust provisions of federal income tax law. As long as the amount of cash generated from the operation of its multifamily apartment properties (including those acquired from the Partnership in the merger) and from the net interest earned from its portfolio of Agency Securities continues at or close to current levels, the REIT expects to pay dividends on its common stock that are comparable to the distributions that it has paid on its common stock historically. If the REIT maintains dividend payments at their current rate after the merger, the dividend payments to former Unit holders of the Partnership will increase slightly from the level of cash distributions paid by the Partnership to Unit holders prior to the merger. If the REIT is able to increase the amount of funds from operations, either through the acquisition of additional apartment properties, Agency Securities and other investments, or through improvements in the performance of its assets, it expects to increase the dividends that are paid on its common stock.

        There are a number of factors that can affect the REIT's ability to pay dividends at current or increasing rates. If the economic performance of its multifamily apartment complexes, Agency Securities or other investments declines in the future, then the level of dividend payments may be reduced. The cash generated by the REIT from its assets is subject to a number of economic conditions and uncertainties. Likewise, if the REIT's borrowing costs increase due to higher interest rates or greater reliance on debt financing, the amount of cash it has to pay dividends may decrease. The level of dividends paid by the REIT may also be affected by the use of current cash flow to finance the acquisition of additional apartment complexes and other investments. As a result, there can be no assurance that the REIT will be able to continue to pay dividends after the merger at levels comparable to the dividends currently paid, or at any particular level.

        The REIT has not adopted a policy establishing a minimum percentage of its available cash in any period that must be paid as dividends, and it does not expect to adopt such a policy. However, as a real estate investment trust, the REIT will be required to make annual distributions to its stockholders equal to at least 90% of its annual taxable income (excluding net capital gains). Because taxable income is reduced by various non-cash items such as depreciation and amortization, it will be less than the amount of funds from operations generated by the REIT.

        Management.    Many of the same persons who are responsible for the management of the Partnership prior to the merger are those who are responsible for the management of the REIT and who will continue to manage the combined companies after the merger. All of these persons are employees of America First Companies and include Michael Yanney, the Chairman of America First Companies and of the REIT, Lisa Roskens, the President and Chief Executive Officer and a manager of America First Companies and a director of the REIT, John H. Cassidy, the President and Chief Executive Officer of the REIT, Mark A. Hiatt, the Chief Financial Officer of America First Companies and the REIT, Joseph Grego, the Executive Vice President-Real Estate of the REIT and Maurice Cox, Jr., the Executive Vice President-Investor Relations of the REIT.

        The REIT has retained America First Apartment Advisory Corporation to manage its day-to-day business operations. Among other things, the Advisor is responsible for the administration of day-to-day operations, formulation and implementation of investment criteria, preparation of policy guidelines, identification, evaluation, purchase, financing, operation and disposition of real estate and other assets, preparation of reports, statistical and economic research regarding investments, activities and results of operations, supervising investor relations and reporting. The Advisor provides the REIT with all executive and administrative personnel necessary to operate its business.

        Even though the REIT has retained the Advisor to carry out these operations, the Board of Directors of the REIT retains the final authority over all of its operations. The Board of Directors of the REIT consists of seven directors, four of whom are persons who are neither executive officers of the REIT nor executive officers or directors of the Advisor or America First Companies L.L.C. and who qualify as "independent directors" under the rules of the Nasdaq Stock Market (the "Independent Directors").

        Agreement with the Advisor.    At the time of the merger, the REIT will enter into a Second Amended and Restated Advisory Agreement with the Advisor. The full text of the new Advisory Agreement is set forth in Appendix B to this Joint Proxy Statement/Prospectus. You should read it in its entirety. The REIT pays fees to the Advisor for the services it provides and reimburses the Advisor for expenses it incurs on behalf of the REIT. The fees to be paid to the Advisor under the Advisory Agreement after the merger include:

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  an administrative fee of 0.55% per annum on the value of the apartment complexes owned by the REIT and the outstanding principal balance of mezzanine financing provided by the REIT to unaffiliated developers of residential real estate. For purposes of this calculation, the value of the apartment complexes currently held by the REIT and the Partnership are fixed at amounts representing the original investment in these apartments by predecessor entities, and the value of newly acquired apartment complexes will be fixed at the gross purchase price paid by the REIT for those properties.

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  an administrative fee of 0.25% per annum of the outstanding principal balance of all Agency Securities held by the REIT determined as of the end of each month, plus an incentive equal to 20% of the amount by which (i)(A) the total revenues realized by the REIT from its Agency Securities during each calendar month less (B) the total interest payments made by the REIT during such calendar month on borrowings incurred to finance the acquisition of Agency Securities exceeds (ii)(A) the average dollar amount of stockholders' equity invested in Agency Securities during such month times (B) the composite dividend yield reported by the National Association of Real Estate Investment Trusts for equity real estate investment trusts which invest in residential apartment properties. As of December 31, 2003, the NAREIT composite dividend yield for equity real estate investment trusts which invest in residential apartment properties was 6.22%.

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  a property acquisition fee to the Advisor equal to 1.25% of (i) the purchase price paid for additional multifamily apartment complexes that the REIT acquires (not including any assets acquired as a result of a merger with the Partnership) and (ii) the original principal amount of mezzanine financing provided by the REIT to unaffiliated developers of residential real estate. No property acquisition fee is payable with respect to the acquisition of Agency Securities by the REIT.

        The fees payable to the Advisor differ from the fees currently paid by the Partnership to the General Partner. The Partnership pays the General Partner an administrative fee equal to 0.50% per annum on the value of the Partnership's real estate assets. In addition, only $100,000 of the administrative fee is payable to the General Partner in any year in which the Partnership's funds from operations do not exceed 7% of the Unit holders' average capital for that year. While this limitation has not affected the administrative fee payable to the General Partner by the Partnership in the past, it could limit the General Partner's administrative fee during an economic downturn or other situation that significantly reduces the Partnership's funds from operations. There is no similar limitation in the Advisory Agreement. However, to the extent the REIT invests in Agency Securities, it will pay the Advisor a lower base fee with respect to these assets. While the rate charged for Agency Securities is lower, the REIT will use significantly higher borrowings to buy Agency Securities than it does for other assets. As a result, the fees paid to the Advisor with respect to Agency Securities could be substantial because the REIT can acquire more Agency Securities with a given level of equity capital than other types of assets. In addition, the Advisor may also earn an incentive fee with respect to Agency Securities if the return on equity invested in these securities exceeds a published index rate for dividend yields generated by other real estate investment trusts which invest in residential properties. Finally, it is possible that the Advisor will earn these administrative fees for a longer period of time than the General Partner because the REIT has a perpetual life while the Partnership has a definite term. The acquisition fee payable to the Advisor by the REIT is the same as the acquisition fee payable by the Partnership to the General Partner and no acquisition fee is paid with respect to Agency Securities. However, it is possible that the Advisor will earn greater acquisition fees than the General Partner because the REIT is more likely to acquire additional real estate assets than the Partnership. The REIT will also reimburse the Advisor for certain expenses it incurs on behalf of the REIT. This reimbursement will be on the terms similar to those on which the Partnership reimburses the General Partner.

        Subadvisory Arrangement.    The Advisor has entered into a subadvisory agreement with an unaffiliated party for services with respect to the formulation and implementation of investment criteria and the identification, evaluation, purchase, financing and disposition of the REIT's portfolio Agency Securities. The Advisor will pay all fees to, and other expenses of, the subadvisor under this agreement, and none of the costs of such subadvisory agreement will be paid by the REIT.

        Property Management.    The REIT has retained America First Properties Management Company L.L.C. to manage each of its multifamily apartment properties. The property manager is wholly owned by America First Companies. The property management fees paid to the property manager may not exceed the fees that would be charged for such management services by independent parties in the same geographic location. For all but two of the REIT's properties, the property management company receives a fee equal to 4% of gross rental revenues. For the other two properties, the fee is equal to 4.5% of gross rental revenues. The management fee paid to the property management company with respect to the office/warehouse facility owned by the REIT is $500 per month. For the year ended December 31, 2003, the REIT paid total property management fees of $967,929 to the property management company. The Partnership also retains the same property management company for all of its apartment properties. If the merger is completed, the REIT expects to continue to use the property management company to manage the properties the REIT acquires from the Partnership in the merger on the same terms.

Fairness Determination of the General Partner

        The General Partner has determined that the terms of the merger are fair to the Unit holders. Among other things, this determination was based on:

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  The market value of the REIT common stock to be issued to Unit holders approximated the market value of the Units at the time the merger agreement was signed;

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  Unit holders would also receive additional cash merger consideration of $0.39 per Unit which was intended to provide cash to Unit holders to pay estimated average federal and state income taxes arising from the merger;

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  The total merger consideration per Unit represents a premium of approximately 5.2% over the merger consideration that would have been paid based solely on the relative closing sale prices of Units and REIT common stock over the 30 trading days prior to the date the Partnership Special Committee agreed to the terms of the merger;

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  Unit holders would receive 99% of all merger consideration which is equal to their aggregate interest in the Partnership's profits, losses and cash distributions; and

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  The Advisor had agreed to reduce its administrative fee from 0.60% per annum to 0.55% per annum if the merger is completed.

        Although the REIT and the Partnership are affiliated, the terms and conditions of the merger were unanimously approved by a special committee of the America First Companies L.L.C. board of managers made up of three managers who are "independent" under the rules adopted by the Nasdaq stock market and who have no economic interest in America First Companies L.L.C., the General Partner, or the Advisor. The Partnership Special Committee determined that the merger is fair to, and in the best interests of, the Unit holders. The Partnership Special Committee retained Houlihan Lokey Howard & Zukin to advise it regarding the merger. Houlihan Lokey has rendered its opinion to the Partnership Special Committee that, as of the date of the opinion and based on the matters and assumptions described in its opinion, the consideration to be received by the Unit holders in the merger is fair to them from a financial point of view. The complete text of Houlihan Lokey's opinion, dated November 24, 2003, which is attached hereto as Appendix C, describes the procedures followed, the limitations on the review made, the factors considered and the assumptions made by Houlihan Lokey. Unit holders should read the opinion carefully in its entirety. The opinion was provided for the information and assistance of the Partnership Special Committee in connection with its consideration of the merger and does not constitute a recommendation as to how Unit holders should vote on the merger. Accordingly, the General Partner has approved the merger, and the General Partner and the Partnership Special Committee are recommending the approval of the merger with the REIT, on the terms described in the Merger Agreement, by the Unit Holders. In considering the recommendation of the General Partner, you should review the complete basis for this recommendation which is discussed under "THE MERGER—Fairness Determination of the General Partner," and keep in mind the conflicts of interest of the General Partner and the risk factors present in the merger and in the operations of the REIT following the merger that are described under "THE MERGER—Conflicts of Interest" and "RISK FACTORS."

Fairness Determination of the REIT's Board of Directors

        The REIT's Board of Directors has determined that the terms of the merger are fair to the stockholders. Among other things, this determination was based on:

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  The market value of the REIT common stock to be issued to Unit holders approximated the market value of the Units at the time the merger agreement was signed;

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  The merger would not be dilutive to the REIT's book value per share; and

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  The Advisor had agreed to reduce its administrative fee from 0.60% per annum to 0.55% per annum if the merger is completed.

        Although the REIT and the Partnership are affiliated, the terms and conditions of the merger were unanimously approved by a special committee of the REIT's Board of Directors made up of four directors who are "independent" under the rules adopted by the Nasdaq stock market and who have no economic interest in America First Companies L.L.C., the General Partner or the Advisor. The REIT Special Committee determined that the merger is fair to, and in the best interests of, the stockholders. The REIT Special Committee retained Freidman, Billings, Ramsey & Co., Inc. to advise it regarding the merger. FBR has rendered its opinion to the REIT Special Committee that, as of the date of the opinion and based on the matters described in its opinion, the consideration to be paid by the REIT in the merger is fair to the current stockholders of the REIT from a financial point of view. The complete text of FBR's opinion, dated November 25, 2003, which is attached hereto as Appendix D, describes the procedures followed, the limitations on the review made, the factors considered and the assumptions made by FBR. Stockholders should read the opinion carefully in its entirety. The opinion was provided for the information and assistance of the REIT Special Committee in connection with its consideration of the merger and does not constitute a recommendation as to how stockholders should vote on the merger. Accordingly, the Board of Directors has approved the merger, and the full Board, including each member of the REIT Special Committee, is recommending the approval of the merger with the Partnership, on the terms described in the Merger Agreement, by the stockholders. In considering the recommendation of the REIT's Board of Directors, you should review the complete basis for this recommendation which is discussed under "THE MERGER—Fairness Determination of the REIT's Board of Directors," and keep in mind the conflicts of interest of some of the REIT's directors and the risk factors present in the merger that are described under "THE MERGER—Conflicts of Interest" and "RISK FACTORS."

Assessment of Alternatives to Merger

        The Partnership.    In addition to the merger, the General Partner considered the options of (i) allowing the Partnership to continue as currently organized, (ii) converting the Partnership to a REIT structure and (iii) dissolving the Partnership and liquidating its assets. The General Partner has rejected the alternative of continuing to operate the Partnership in its current manner primarily because the Partnership is not expected to be able to continue to acquire additional real estate assets due it an inability to raise additional capital. In addition, this alternative was rejected because it would leave Unit holders with a thinly traded security that is not attractive to institutional investors and cumbersome income tax reporting. While converting to a stand alone REIT would eliminate the problems associated with partnership structure, it would still leave investors owning an entity that would have difficulty raising additional equity capital due to its small market capitalization, low trading volume and lack of interest from institutional investors. The alternative of liquidation was rejected because it would cause Unit holders to surrender a security that pays them a regular cash distribution representing a current yield at the time the Merger Agreement was signed of approximately 8.7% per annum, and forego the opportunity for future growth in this distribution. In addition, a complete liquidation of the Partnership would result in significant costs and could result in the sale of assets at depressed prices and the realization of taxable gain by Unit holders. If the merger is not consummated for any reason, the General Partner presently intends to continue to operate the Partnership as an ongoing business in its current form. There will be no change in its investment objectives, policies or restrictions. In the view of the General Partner, no other transaction would provide Unit holders with the potential benefits associated with the merger. While no other transaction is currently being considered by the General Partner with respect to the Partnership as an alternative to the merger, the General Partner may from time to time explore other alternatives if the merger is not completed.

        The REIT.    In addition to the merger, the Board of Directors considered the options of (i) continuing to operate the REIT without merging with the Partnership and (ii) dissolving the REIT and liquidating its assets. The Board of Directors has rejected the alternative of continuing to operate the REIT without merger primarily because the REIT is not expected to be able to continue to acquire additional real estate assets due to an inability to raise additional capital due to its small market capitalization, low trading volume and lack of interest from institutional investors. The alternative of liquidation was rejected because it would cause stockholders to surrender a security that pays them a regular cash dividend representing a current yield at the time the Merger Agreement was signed of 9.9% per annum, and forego the opportunity for future growth in this distribution. In addition, a complete liquidation of the REIT would result in significant costs and could result in the sale of assets at depressed prices and the realization of taxable gain by stockholders. If the merger is not consummated for any reason, the Board of Directors presently intends to continue to operate the REIT as a stand alone business in its current form. There will be no change in its investment objectives, policies or restrictions. In the view of the Board of Directors, no other transaction would provide stockholders with the potential benefits associated with the merger. While no other transaction is currently being considered by the Board of Directors with respect to the REIT as an alternative to the merger, the Board of Directors may from time to time explore other alternatives whether or not the merger is completed.

Benefits to Affiliated Parties

        As you consider the recommendations of the General Partner and of the REIT's Board of Directors to approve the merger, you should bear in mind that certain individuals that control the General Partner and who are also directors or executive officers of the REIT will potentially receive benefits if the merger is completed that they may not receive if the merger is not completed. These individuals include Michael and Gail Yanney, Lisa Roskens, George Krauss, John Cassidy, Mark Hiatt, Maurice Cox, Jr. and Joseph Grego. In general, these additional benefits arise because both the

General Partner and the Advisor are wholly-owned by America First Companies L.L.C. and these individuals have financial interests in America First Companies L.L.C. These additional benefits include:

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  If the REIT's ability to acquire additional investments improves as a result of the merger, the Advisor will be able to earn more administrative fees and acquisition fees than it would have had the merger not occurred;

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  If the REIT's ability to acquire additional apartment complexes improves as a result of the merger, the property management company affiliated with America First Companies will be able to earn more property management fees from the REIT than it would have been had the merger not occurred;

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  The General Partner will convert its illiquid general partner interest in the Partnership into common stock of the REIT, which is a publicly traded security that can be readily sold. In addition, the dividends paid on the common stock issued to the General Partner in the merger are expected to slightly exceed the cash distributions the General Partner currently receives from the Partnership.

        Accordingly, these individuals have interests in the completion of the merger that are different from those of the Unit holders and the stockholders of the REIT.

The Merger Agreement

        The merger will be carried out in accordance with an Agreement and Plan of Merger, dated as of November 25, 2003, between the REIT and the Partnership. The Merger Agreement was amended on February 10, 2004 to eliminate a provision under which Unit holders who would be entitled to receive fewer than 100 shares of REIT common stock in the merger would receive all of their merger consideration in cash. A copy of the Merger Agreement, as amended, is attached to this Joint Proxy Statement/Prospectus as Appendix A. You should read it in its entirety. The merger may only be completed if it is approved by the holders of (i) a majority of the issued and outstanding shares of the REIT's common stock and (ii) a majority of the issued and outstanding Units of the Partnership.

        Under the Merger Agreement, the Partnership will merge into the REIT, and the REIT will be the surviving corporation of the merger. The merger will become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware and the Articles of Merger with the Department of Assessments and Taxation of the State of Maryland. The Charter and Bylaws of the REIT in effect before the merger will remain its Charter and Bylaws after the merger. The Advisory Agreement will go into effect at the time of the merger (thereby superceding the existing First Amended and Restated Advisory Agreement) and will remain in effect after the merger. In addition, the persons serving as the REIT's officers and directors before the merger will remain as its officers and directors after the merger.

        The Merger Agreement incorporates customary representations, warranties and mutual covenants, including an agreement that the REIT and the Partnership shall each continue to operate its business in the ordinary course prior to the merger. The consummation of the merger is subject to a number of conditions, including the requirement that it be approved by the holders of at least a majority of the issued and outstanding shares of the REIT common stock and the holders of at least a majority of the issued and outstanding Units.

        The REIT (with the concurrence of not less than a majority of the REIT Special Committee) and the General Partner (with the concurrence of not less than a majority of the Partnership Special Committee) may amend or modify the Merger Agreement, or waive compliance with any Merger Agreement provision, either before or after the merger is approved by the REIT's stockholders or by the Unit holders. However, no amendment or modification made, or waiver granted, after stockholder approval or Unit holder approval to the merger is granted may, in the reasonable judgment of the REIT Special Committee or the Partnership Special Committee, adversely affect the stockholders or the Unit holders unless a majority in interest of the adversely affected stockholders and/or Unit holders consent to such amendment, modification or waiver.

        The merger may be terminated before its effective date: (i) by mutual written consent of the REIT (with the concurrence of not less than a majority of the REIT Special Committee) and the General Partner (with the concurrence of not less than a majority of the Partnership Special Committee); (ii) by the Partnership if the REIT breaches any covenant or agreement of the Merger Agreement; (iii) by the REIT if the Partnership breaches any covenant or agreement of the Merger Agreement; (iv) by either party if the merger is not completed by June 30, 2004; (v) by the Partnership if Unit holder approval is not obtained by May 31, 2004; (vi) by the REIT if stockholder approval is not obtained by May 31, 2004; (vii) by the Partnership if, prior to obtaining Unit holder approval, the General Partner (with the concurrence of a majority of the Partnership Special Committee) changes its recommendation with respect to, or withdraws or modifies its approval of, the merger or the Merger Agreement; or (viii) by the REIT if, prior to obtaining stockholder approval, the REIT's Board of Directors (with the concurrence of a majority of the REIT Special Committee) changes its recommendation with respect to, or withdraws or modifies its approval of, the merger or the Merger Agreement. If either the Partnership or the REIT terminate the Merger Agreement under (vii) or (viii) above, it must pay the other party a termination fee equal to 2.5% of all merger consideration plus the other party's merger expenses through the date of termination.

Federal Income Tax Considerations

        The merger should be treated as a transfer of assets by the Partnership to the REIT for shares of its common stock and cash, followed by a distribution of the common stock and cash by the Partnership to Unit holders. The transfer of the Partnership's assets to the REIT does not qualify for tax-free treatment under Section 351 of the Code. Accordingly, the Partnership and, therefore, the Unit holders are expected to recognize gain or loss for federal income tax purposes as a result of the merger. The amount of gain or loss recognized by any Unit holder will be determined by the difference between such Unit holder's tax basis in his or her Units and the value of the shares of the REIT common stock and cash received by such Unit holder as a result of the merger. The cash portion of the merger consideration is intended to provide cash to Unit holders to pay state and federal income taxes arising from the merger. However, there can be no assurance that a particular Unit holder's tax liability resulting from the merger will not exceed the amount of cash such Unit holder receives as merger consideration. A Unit holder's basis in the REIT common stock received in the merger will equal the value of that REIT common stock on the effective date of the merger.

        The Partnership is organized as a limited partnership which is not subject to federal income taxation at the entity level, but instead functions as a conduit, with the tax results of its operations required to be reflected in the returns of Unit holders. The REIT expects to qualify for treatment as a real estate investment trust for federal income tax purposes. Accordingly, as a result of the merger, Unit holders will cease being partners in the Partnership and will become stockholders of a real estate investment trust. This change in status will affect the character, timing and the amount of income and loss reportable by Unit holders.

        A real estate investment trust generally is not subject to federal income tax on that portion of its taxable income or net capital gain that is distributed to its stockholders. A real estate investment trust is, however, subject to tax at normal corporate rates on any undistributed REIT taxable income, including net capital gains. To qualify as a real estate investment trust, the REIT must satisfy a number of income, asset, distribution and share ownership requirements imposed by the Code. There can be no assurance that the REIT will be able to qualify, or continue to qualify, as a real estate investment trust. Failure to qualify as a real estate investment trust may result in significant additional federal income tax on the REIT and substantially reduced distributions to its stockholders. In the opinion of special tax counsel to the REIT, Hunton & Williams LLP, the REIT qualified to be taxed as a real estate investment trust under the Code for its taxable year ended December 31, 2003, and its current and proposed methods of operation will permit the REIT to continue to qualify as a real estate investment trust for its taxable year ending December 31, 2004 and in the future. This legal opinion is based on various assumptions and factual representations regarding the REIT's activities and its ability to meet the numerous requirements for qualification as a real estate investment trust. There is no assurance that the REIT's actual operating results will enable it to satisfy these requirements. You should be aware that a tax opinion is not binding on the Internal Revenue Service or any court.

        Dividends paid by the REIT to its stockholders generally should not be treated as unrelated business taxable income to certain tax exempt stockholders, provided such tax exempt stockholders do not hold the REIT's common stock as "debt-financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business. Dividends paid by the REIT to its stockholders subject to federal income tax should be treated as portfolio income and, therefore, cannot be offset by "passive activity" losses from a stockholder's other activities.

Accounting Treatment

        The merger, including the identification of the accounting acquirer, will be accounted for in accordance with purchase accounting and FASB Statement 141, "Business Combinations." The percentage of voting interests that the REIT stockholders and the Partnership's Unit holders will retain of the combined enterprises after the proposed merger is approximately 50% each and, therefore, additional factors were considered in the determination of the accounting acquirer. The Board of Directors and senior management of the REIT will govern and manage the REIT subsequent to the proposed merger. In addition, the REIT is issuing its equity interests and a cash premium to the Unit holders of the Partnership. Therefore, the REIT is deemed the accounting acquirer for financial reporting purposes. As a result, the assets and liabilities of the Partnership will be recorded on the books of the REIT at their fair values on the date the merger is effective. The total cost of the Partnership will be determined based upon the aggregate fair value of the REIT's common shares to be issued to the Partnership's Unit holders, plus the total amount of cash consideration. For this purpose, the fair value of the REIT's shares of common stock is determined by taking an average of the quoted market price of the REIT's shares on November 24, 25, 26, 28 and December 1, 2003, resulting in a fair value of $10.19 per REIT common share. This measurement period represents the two business days prior to, the day of, and the two business days subsequent to the announcement of the proposed merger. To the extent the total consideration issued by the REIT exceeds the fair value of the tangible and identifiable intangible assets of the Partnership in excess of the liabilities assumed from the Partnership, the REIT will record goodwill. Under accounting principles generally accepted in the United States, goodwill is measured periodically for impairment, with any resulting impairment losses taken into account in the period in which it was determined to exist. After the merger, the Partnership's results of operations will be included in the REIT's consolidated results of operations.

No Dissenters' Rights of Appraisal

        Under the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act"), there are no appraisal, dissenters' or similar rights available to Unit holders who vote against the merger. As a result, if the merger is approved, all Unit holders will be bound by the terms of the merger whether or not they voted in favor of it, and they will not have any right to demand the fair value of their Units.

        Under the Maryland General Corporation Law ("MGCL"), there are no appraisal, dissenters or similar rights available to stockholders of the REIT who vote against the merger. As a result, if the merger is approved, all stockholders will be bound by the terms of the merger whether or not they voted in favor of it, and they will not have any right to demand the fair value of their shares.

Other Regulatory Matters

        Other than the rules of the SEC relating to proxy solicitations and public issuances of securities, the merger is not subject to federal or state regulatory requirements.

Cost of the Merger

        The cost of the merger is estimated to be $1.2 million. The Partnership and the REIT will each pay their own expenses in connection with the merger, including costs associated with soliciting Unit holder and stockholder proxies for their respective meetings, and will share the costs of preparing, assembling and mailing the Joint Proxy Statement/Prospectus. If the merger is consummated, the REIT will assume and pay the entire cost of the merger.

Comparison of Units and Common Stock

        The following is a comparison of certain specific attributes associated with the ownership of Units of the Partnership and the ownership of the common stock of the REIT. Prior to the merger, the rights and obligations of the Unit Holders will be governed by the Partnership Agreement. Upon consummation of the merger, Unit Holders will become stockholders of the REIT. Some of the descriptions set forth below are based on provisions of the Charter and Bylaws of the REIT, the Advisory Agreement, the Partnership Agreement, the MGCL and the Delaware Act. Because these descriptions are only summaries, you are encouraged to review carefully the more detailed comparison regarding the Units and the REIT's common stock discussed under "COMPARATIVE RIGHTS AND OBLIGATIONS OF UNIT HOLDERS AND STOCKHOLDERS" in this Joint Proxy Statement/Prospectus.

Characteristic	Partnership (Units)		REIT (common stock)
Form of Organization	•	Limited partnership formed under the Delaware Act.	•	Maryland corporation which has elected to be taxed as a real estate investment trust.
Nature of Security	•	Assigned limited partner interest entitling holder to pro rata share of profits, losses and cash distributions.	•	Common stock entitling each stockholder to pro rata share of dividends paid with respect to the common stock.
Duration of Existence	•	Terminates not later than December 31, 2039.	•	Perpetual.
Business	•	Invests in multifamily residential properties on a leveraged basis. Currently owns 14 properties. Also holds investments in equity securities in real estate investment trusts and Agency Securities.	•
Invests in multifamily apartment complexes, Agency Securities and other residential real estate assets on a leveraged basis. Expects to seek additional equity capital and to take advantage of financing opportunities as they arise in order to acquire additional real estate assets.
Ability to Reinvest Funds	•	May reinvest net rental revenues from, and net proceeds from sale and refinancing of, real estate assets.	•	Same.

Borrowing Policies	•	May borrow money for acquisition of assets and for working capital purposes.	•
Same, although intends to use borrowings in connection with the acquisition of Agency Securities of up to eight times the amount of equity invested in Agency Securities. This is a higher level of borrowing than either the Partnership or the REIT uses to acquire other types of assets.
Management	•	Managed by the General Partner. The General Partner is controlled by America First Companies L.L.C. which is managed by a board of managers.	•	Managed by Board of Directors. Has delegated responsibility for management of day-to-day activities to the Advisor. The Advisor is controlled by America First Companies L.L.C.
	•	Neither the General Partner nor the America First Companies L.L.C. board of managers is subject to annual re-election by Unit Holders, but the General Partner may be removed by Unit Holders.	•	Approximately one-third of the Board of Directors is elected annually on a staggered basis.
•
		If the General Partner is removed without cause, it is entitled to have its interest in the Partnership redeemed for an amount equal to the sum of (i) the present value of future administrative fees and distributions of operating cash flow to the General Partner through 2039 and (ii) the assumed proceeds from a hypothetical liquidation of the Partnership's asset as of the date the General Partner is removed.	•
The Advisory Agreement may be terminated by stockholders. If the Advisory Agreement is terminated without cause or is not renewed by the REIT, the Advisor is entitled to a termination fee equal to the appraised value of future administrative fees payable to the Advisor through 2016.

	•	The General Partner is indemnified by the Partnership, except for fraud, gross negligence, willful misconduct or breach of duty.	•	Directors are indemnified by the REIT, except for bad faith or deliberate dishonesty, improper personal benefit or knowing unlawful acts.
Fees and Expenses	•
		Administrative fee payable to the General Partner equal to 0.50% per annum of the value of the Partnership's real estate assets. Any amount over $100,000 per annum is payable only if the Partnership generates funds from operations exceeding 7% of Unit holders' average capital during the year. Administrative fees paid during the year ended December 31, 2003 equaled $691,476.	•
Administrative fee of 0.55% per annum on value of apartment complexes and the outstanding principal of mezzanine financing provided by the REIT to unaffiliated developers of residential real estate. The payment of the administrative fee does not depend on the REIT achieving any minimum funds from operations or other financial threshold. Administrative fees paid during year ended December 31, 2003 equaled $883,032.

Administrative fee of 0.25% per annum of the outstanding principal balance of all Agency Securities held by the REIT (determined at the end of each month) with an incentive equal to 20% of the amount by which (I)(A) the total revenues realized by the REIT from its Agency Securities during each calendar month less (B) the total interest payments made by the REIT during such calendar month on borrowings incurred to finance the acquisition of Agency Securities exceeds (ii)(A) the average dollar amount of stockholders' equity invested in Agency Securities during such month times (B) the composite dividend yield reported by the National Association of Real Estate Investment Trusts for equity real estate investment trusts which invest in residential apartment properties. As of December 31, 2003, the NAREIT composite dividend yield for equity real estate investment trusts which invest in residential apartment properties was 6.22%.

The payment of the base administrative fee for Agency Securities does not depend on the REIT achieving any minimum funds from operations or other financial threshold.
Administrative fees for Agency Securities paid during the year ended December 31, 2003 equaled $12,445, of which $7,676 was an incentive fee.
•
		Property acquisition fee payable to the General Partner of 1.25% of the aggregate purchase price paid for additional assets. No property acquisition fees were paid during the year ended December 31, 2003.	•	Same, but only for additional multifamily apartments and mortgage loans. None for Agency Securities. Payable to Advisor. No property acquisition fees were paid during the year ended December 31, 2003.
	•	The General Partner is reimbursed for costs and expenses incurred in connection with the operation of the Partnership as provided in the Partnership Agreement.	•	Same. The Advisor will be reimbursed for the same types of costs and expenses incurred in connection with the operation of the REIT.
Potential for Dilution	•	Limited potential for dilution since the issuance of additional Units is unlikely due to partnership structure.	•	Potential for dilution resulting from the issuance of additional shares of common stock or preferred stock.
Liquidity and Transferability	•	Units are quoted on the Nasdaq National Market.	•	The common stock is quoted on the Nasdaq National Market.
	•	The General Partner is permitted to defer or suspend trading of the Units to preserve partnership status.	•	Ownership limit to preserve status as a real estate investment trust.
Anti-Takeover Provisions	•
		The General Partner is not regularly elected. The General Partner can only be removed upon the vote of a majority in interest of Unit Holders. Upon removal, the General Partner is entitled to payment for its interest in the Partnership.	• •	Staggered Board of Directors may not be entirely replaced for three years. Termination of the Advisory Agreement will require payment of a termination fee to the Advisor.
	•	Power to issue additional Units	•	Power to issue additional stock.

	•	Transfer restrictions on Units to preserve partnership tax status may defer an attempt to acquire a majority of Units.	•	Limitation on the ownership of common stock to 9.8% of outstanding to preserve status as real estate investment trust.
	•	No provisions in Delaware Act affecting takeover.	•	Certain provisions of the MGCL may have the effect of delaying, deferring or preventing a takeover.
Taxation	•
		The Partnership is not subject to federal income tax. Unit Holders are allocated their proportionate share of the Partnership's income, gain, loss, deduction and credit which must be reported for tax purposes irrespective of level of cash distributions paid by the Partnership to Unit Holders.	•
The REIT will be able to deduct dividends to stockholders, generally eliminating double taxation. The REIT will be subject to federal income tax at regular corporate rates on any undistributed income, including capital gains, and in certain other circumstances. Stockholders taxed only on dividends paid. Dividends paid by the REIT will generally be taxable to stockholders at ordinary tax rates to the extent of its current or accumulated earnings and profits.
Tax Reporting	•	Unit Holders receive complex Schedule K-1 to be delivered by March 15.	•	Stockholders receive simpler Form 1099-DIV. Anticipated to be delivered in late January.
Voting Rights	•
		Approval of Unit Holders required for (i) mergers and sale of substantially all assets, (ii) dissolution of the Partnership, (iii) amendment to the Partnership Agreement, and (iv) removal and replacement of the General Partner.	•
Stockholders are entitled to vote on (i) annual election of directors (subject to provisions for staggered board), (ii) mergers, sale of substantially all assets and other material transactions and actions, (iii) amendments to the Charter, and (iv) the determination to dissolve the REIT.
Meetings	•
		No regular meetings, provided that meetings may be called by the General Partner, and meetings are required to be called upon written request of Unit Holders holding more than 10% of the outstanding Units.	•	Annual meetings for the election of directors among other actions. pecial meetings will be called upon the written request of the holders of 50% of the outstanding shares.
Right To Inspect Books and Records	•	Books and records available for Unit Holder inspection for proper Partnership purposes.	•	Bylaws, minutes of stockholders' meetings and certain other books and records must be available for stockholder inspection.

	•	Right to obtain current list of names and addresses of partners and Unit Holders.	•	Upon written request, stockholders owning more than 5% of the outstanding capital stock for at least six months shall have the right to inspect the REIT's books, records and stock ledger.
•
Upon written request and for a proper corporate purpose, stockholders shall have the right to obtain statements showing all stock and securities issued by the REIT during a specified period of not more than the preceding 12 months.
Reports	•	Annual Report, including audited financial statements, within 120 days after the end of each fiscal year.	•	Same, along with proxy statement relating to annual stockholders meeting.
	•	Quarterly Report, including unaudited financial statements within 60 days after the end of the first three quarters of each fiscal year.	•	Same.
Liabilities	•	Under the Delaware Act, Unit Holders are not liable for obligations of the Partnership unless deemed to be participating in the control of the business of the Partnership.	•	Under the MGCL, stockholders are not subject to any personal liability for the acts or obligations of the REIT.
Stock Option Plans	•	No plans pursuant to which General Partner or its affiliates may be granted securities or options on securities in the Partnership.	•
The REIT has adopted the 2002 Stock Option Plan pursuant to which the officers, employees, and directors of the REIT and officers and employees of the Advisor and America First Companies L.L.C. and others may be granted options to purchase common stock, dividend equivalency rights, and other awards.

SUMMARY FINANCIAL INFORMATION

        The following summary financial information for the REIT and the Partnership is being provided to aid you in evaluating the financial aspects of the merger. This information is only a summary and you should read it in conjunction with the complete financial statements and related notes of the REIT (and its predecessor, America First Apartment Investors, L.P.) and of the Partnership (and its predecessor, Capital Source L.P.) that are contained in the reports they have been filed with the Securities and Exchange Commission. See "WHERE YOU CAN FIND MORE INFORMATION."

The REIT

        The annual financial information for the REIT has been derived from the audited financial statements of the REIT as of and for the year ended December 31, 2003 and of America First Apartment Investors, L.P., which is treated as the predecessor to the REIT for financial accounting purposes for prior years. The REIT was merged with its predecessor on January 1, 2003. The annual financial statements have been audited by KPMG LLP, independent accountants for the REIT and the predecessor, as indicated in their reports appearing in the REIT's Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference into this Joint Proxy Statement/Prospectus.

	For the year ended December 31,
	2003	2002	2001	2000	1999
Rental income	$24,122,748	$24,861,983	$25,409,919	$22,458,290	$20,637,801
Mortgage investment income	—	—	63,832	154,324	178,982
Interest and dividend income	331,056	317,108	543,099	978,856	784,087
Real estate operating expenses	(13,021,792)	(12,867,478)	(12,131,077)	(10,724,326)	(10,017,626)
Depreciation	(5,001,289)	(4,964,051)	(4,937,858)	(4,349,412)	(4,150,310)
Interest expense	(4,304,801)	(4,329,869)	(4,479,712)	(4,036,891)	(3,608,220)
Gain (loss) on interest rate swap agreements	(11,100)	5,674	17,000	—	—
Gain on subordinate note	4,444,259	—	—	—	—
Amortization of debt financing costs	(287,946)	(260,925)	(270,979)	(255,943)	(209,977)
General and administrative expenses	(1,910,354)	(1,772,919)	(1,726,124)	(1,619,001)	(1,548,118)

Net income	$4,360,781	$989,523	$2,488,100	$2,605,897	$2,066,619

Net income per share(1)	$0.86	$0.19	$0.48	$0.50	$0.38

Total cash distributions paid or accrued per share(1)	$1.000	$1.000	$.9500	$0.9000	$0.8377

Investment in real estate net of accumulated depreciation	$114,898,237	$119,490,678	$123,792,097	$128,342,928	$113,643,708

Total assets	$166,891,943	$136,853,894	$141,551,632	$144,804,412	$132,006,540

Bonds and mortgage notes payable	$82,215,444	$82,913,439	$83,569,659	$84,186,676	$69,092,444

Borrowings under repurchase agreements	$33,012,026	$—	$—	$—	$—

Cash flow from operating activities	$5,277,469	$5,278,903	$6,883,582	$9,700,521	$6,697,283

Cash flow used in investing activities	$(33,980,264)	$(2,140,721)	$(587,375)	$(19,095,970)	$(17,831,305)

Cash flow from (used in) financing activities	$27,250,855	$(5,666,602)	$(5,482,188)	$9,268,361	$5,876,274

Funds from operations(2)	$9,362,070	$5,953,574	$7,425,958	$6,955,309	$6,216,929

Notes to Summary Financial Information
America First Apartment Investors, Inc.

(1)
Distribution and net income per share information for periods prior to January 1, 2003 are amounts per Unit representing a limited partner interest in America First Apartment Investors, L.P., the predecessor to the REIT. As a result of the merger of America First Apartment Investors, L.P. into the REIT on January 1, 2003, each Unit was converted into one share of common stock of the REIT.

(2)
Funds from operations ("FFO") is calculated in accordance with the definition of FFO that is recommended by the National Association of Real Investment Trust (NAREIT). To calculate FFO under the NAREIT definition, depreciation and amortization expenses related to the REIT's real estate, gains or losses realized from the disposition of real estate assets, and certain extraordinary items are added back to the REIT's net income. The REIT believes that FFO is helpful in understanding the REIT's operating performance because FFO excludes the depreciation expense on real estate assets. While cost depreciation is recorded as an expense under accounting principles generally accepted in the United States ("GAAP") and, therefore, reduces GAAP net income, the REIT believes that historical cost depreciation of real estate assets does not generally correlate with actual changes in the fair value of its real estate since the value of these assets does not necessarily decrease predictably over time, as historical cost depreciation implies.

  While the REIT uses the NAREIT definition of FFO, the REIT's FFO may not be comparable to other REITs or real estate companies with similar assets. This is due in part to the differences in capitalization policies used by different companies and the significant effect these capitalization policies have on FFO. Real estate costs incurred in connection with real estate operations which are accounted for as capital improvements are added to the carrying value of the property and depreciated over time whereas real estate costs that have been expensed are accounted for as a current period expense. This affects FFO because costs that are accounted for as expenses reduce FFO. Conversely, real estate costs that are capitalized and depreciated are added back to net income to calculate FFO. The REIT's capitalization policy is to treat most recurring capital improvements, such as appliances, vinyl flooring and carpet as expenses, and this may cause the REIT's reported FFO to be lower than peer companies that capitalize recurring improvements of these types.

  Although the REIT considers FFO to be a useful measure of its operating performance, FFO should not be considered as an alternative to net income or net cash flows from operating activities which are calculated in accordance with GAAP.

  The following sets forth a reconciliation of the REIT's net income as determined in accordance with GAAP and its FFO for the periods set forth.

	For year ended December 31,
	2003	2002	2001	2000	1999
Net income	$4,360,481	$989,523	$2,488,100	$2,605,897	$2,066,619
Depreciation	5,001,289	4,964,051	4,937,858	4,349,412	4,150,310

Funds From Operations	$9,362,070	$5,953,574	$7,425,958	$6,955,309	$6,216,929

The Partnership

        The annual financial information for the Partnership has been derived from the audited financial statements of the Partnership as of and for the years ended December 31, 2003, 2002 and 2001 and of Capital Source L.P., which is treated as the predecessor to the Partnership for financial accounting purposes for prior years. The annual financial statements of the Partnership and Capital Source L.P. have been audited by KPMG LLP, independent accountants for the Partnership and Capital Source L.P., as indicated in their reports appearing in the Partnership's Annual Report on Form 10-K for the year ended December 31, 2003 which is incorporated by reference into this Joint Proxy Statement/Prospectus.

	For the year ended December 31,
	2003	2002	2001	2000	1999
Rental Income	$19,556,883	$16,845,579	$788,663	$—	$—
Equity in earnings (losses) of operating partnerships	(35,083)	(10,877)	1,208,554	170,146	(325,245)
Mortgage-backed securities income	758,187	1,322,483	4,917,665	3,182,513	3,215,472
Interest income	64,180	115,865	288,835	497,847	431,111
Dividend Income	437,809	357,581	138,043	—	—
Other Income	1,986	3,289	5,847	—	2,000
Equity on gain on sale of real estate by operating partnership	6,113,099	—	—	—	—
Real estate operating expenses	(10,088,441)	(8,267,943)	(323,158)	—	—
Depreciation	(3,884,886)	(3,249,360)	(175,151)	—	—
Interest expense	(2,753,552)	(2,640,115)	(999,264)	—	—
Amortization	156,868	(227,577)	(18,762)	—	—
General and administrative expenses	(1,690,830)	(1,579,911)	(1,581,356)	(1,512,282)	(629,037)

Net Income	$8,322,484	$2,669,014	$4,249,916	$2,338,224	$2,694,301

Net Income per Unit	$1.21	$0.39	$0.54	$0.69	$0.79

Total cash distributions paid or accrued per Unit	$0.70	$0.65	$0.60	$1.01	$1.01

Investment in real estate net of accumulated depreciation	$103,984,655	$102,264,969	$25,046,607	$—	$—

Investment in GNMA certificates	$138,990	$15,062,705	$42,614,238	$43,097,291	$23,105,420

Investment in FHA loans	$—	—	—	$18,674,289	$12,340,447

Investment in operating partnerships	$—	$1,140,707	$23,016,520	$3,809,948	$—

Investment in corporate equity securities	$5,635,181	$4,533,816	$2,498,970	$—	$—

Total assets	$137,253,463	$136,719,804	$100,759,625	$75,614,012	$44.867,473

Bonds and mortgage payable	$61,186,813	$54,515,595	$18,520,000	$—	$—

Borrowings under repurchase agreements	$11,975,000	$21,475,000	$20,325,000	$—	$—

Cash flow from operating activities	$6,799,176	$5,084,228	$2,349,998	$2,898,757	$3,157,058

Cash flow from (used in) investing activities	$15,698,876	$(10,569,743)	$(7,872,633)	$428,195	$(360,367)

Cash flow from (used in) financing activities	$(8,754,261)	$6,700,827	$2,365,280	$(3,442,388)	$(3,442,388)

Funds from operations(1)	$6,259,535	$6,168,778	$5,169,598	$3,292,395	$—

Notes to Summary Financial Information
America First Real Estate Investment Partners, L.P.

(1)
Funds from operations ("FFO") is calculated in accordance with the definition of FFO that is recommended by the National Association of Real Estate Investment Trusts ("NAREIT"). To calculate FFO under the NAREIT definition, depreciation and amortization expenses related to the Partnership's real estate (including the Partnership's portion of depreciation and amortization expense incurred by unconsolidated operating partnerships), gains or losses realized from the disposition of real estate assets, and certain extraordinary items are added back to the Partnership's net income. The General Partner believes that FFO is helpful in understanding the Partnership's operating performance because FFO excludes depreciation expense on real estate assets. While cost depreciation is recorded as an expense under accounting principles generally accepted in the United States ("GAAP") and, therefore, reduces GAAP net income, the General Partner believes that historical cost depreciation of real estate assets does not generally correlate with actual changes in the fair value of its real estate since these the value of assets does not necessarily decrease predictably over time, as historical cost depreciation implies.

  While the Partnership uses the NAREIT definition of FFO, the Partnership's FFO may not be comparable to other real estate companies or REITs with similar assets. This is due in part to the differences in capitalization policies used by different companies and the significant effect these capitalization policies have on FFO. Real estate costs incurred in connection with real estate operations which are accounted for as capital improvements are added to the carrying value of the property and depreciated over time whereas real estate costs that are expensed are accounted for as a current period expense. This affects FFO because costs that are accounted for as expenses reduce FFO. Conversely, real estate costs that are capitalized and depreciated are added back to net income to calculate FFO. The Partnership's capitalization policy is to treat most recurring capital improvements in individual apartments, such as appliances, vinyl flooring and carpet as expenses, and this may cause the Partnership's reported FFO to be lower than peer companies that capitalize recurring improvements of these types.

  Although the Partnership considers FFO to be a useful measure of its operating performance, FFO should not be considered as an alternative to net income or net cash flows from operating activities which are calculated in accordance with GAAP.

  The following sets forth a reconciliation of the Partnership's net income as determined in accordance with GAAP and its FFO for the periods set forth.

	For the Year Ended Dec. 31, 2003	For the Year Ended Dec. 31, 2002	For the Year Ended Dec. 31, 2001	For the Year Ended Dec. 31, 2000
Net Income	$8,322,484	$2,669,014	$4,249,916	$2,338,224
Depreciation expense	3,884,886	3,249,360	175,151	—
Gain on sale of real estate in Operating Partnership	(6,113,099)	—	—	—
Share of Operating Partnership depreciation expense	165,264	250,404	744,531	954,171

Funds From Operations	$6,259,535	$6,168,778	$5,169,598	$3,292,395

RISK FACTORS

        In addition to the other information contained in this Joint Proxy Statement/Prospectus, Unit holders of the Partnership and stockholders of the REIT should carefully consider the following risk factors and possible disadvantages of the proposed merger between the Partnership and the REIT before delivering their proxies. Unit holders and stockholders should also consider the risk factors described in the Annual Reports on Form 10-K filed by the REIT and the Partnership which are incorporated by reference herein. See "WHERE YOU CAN FIND ADDITIONAL INFORMATION."

The REIT may not be able to successfully implement its business plan after the merger.

        There can be no assurance that the REIT will be able to successfully implement its business plan of raising capital and making additional investments in apartment complexes, Agency Securities and other residential real estate assets after the merger. Among other things, the REIT may not be able to locate additional real estate assets that it can acquire on acceptable terms, and it may not be able to raise additional equity capital or obtain additional debt financing on terms that would be acceptable to it in order to finance the acquisition of additional real estate assets. If the REIT does raise additional equity capital, but is not able to invest it in additional apartment complexes, Agency Securities or other real estate assets that generate net income at least equivalent to the levels generated by its existing assets, its earnings per share could decrease. In that case, the level of dividends paid by the REIT may be reduced and the market price of its common stock could decline.

Additional real estate investments that the REIT may acquire after the merger may not generate additional earnings or cash available for distribution to its stockholders.

        The acquisition of additional multifamily apartment complexes will expose the REIT to the same risks associated with its existing portfolio of multifamily apartments, including the possibility that the properties will not perform in accordance with expectations, that the REIT will pay too high of a purchase price for these additional properties or that financing costs, operating costs and the costs of any necessary improvements and repairs to additional properties will exceed expectations. In addition, the economic returns realized by the REIT from its real property investments may be affected by a number of factors, many of which are beyond its direct control. These factors include general and local economic conditions, the relative supply of apartments and other housing in the market area, interest rates on home mortgage loans, the need for and costs of repairs and maintenance of the properties, government regulations and the cost of complying with them, taxes and inflation. Many of the factors that affect the economic returns from apartment complexes will also affect the return that the REIT may earn from mezzanine level investments made in developers of residential real estate because it is expected that these mezzanine level investments will incorporate participating interest or other features that allow the REIT to participate in the net cash flow or net sale proceeds of the financed property. Likewise, a variety of factors can affect the returns earned from investments in Agency Securities, including changes in prepayment rates on the underlying mortgages and movement in short-term interest rates that change the cost of financing these assets. Although the REIT may invest in additional assets after the merger, its investments in these assets will not necessarily generate any additional earnings per share for the REIT and may result in lower earnings per share or losses. Accordingly, the amount of cash available for distribution to stockholders and the market price of the REIT's common stock after the merger could decline from current levels and could be less than the cash distributions and market price of the Units had the merger not occurred.

There are risks associated with the REIT's investments in Agency Securities that differ from those involved in owning and operating apartment complexes and which may reduce the REIT's earnings and ability to pay dividends.

        The risks involved with investments in Agency Securities differ from those involved in owning and operating apartment complexes. Among other things, the return on these investments may be reduced due to higher than anticipated prepayment rates of the mortgages underlying the Agency Securities, the inability to adjust interest rates on the underlying mortgages in order to match interest rate increases on the borrowings used to finance Agency Securities, and fluctuations in the market value of the Agency Securities or hedging instruments resulting from changing interest rates. Accordingly, investments in Agency Securities will not necessarily generate any additional earnings per share for the REIT and may result in lower earnings per share or losses and, as a result, the amount of cash available for distribution to stockholders and the market price of the REIT's common stock after the merger could decline from current levels and could be less than the cash distributions and market price of the Units had the merger not occurred.

There are risks associated with mezzanine financing that differ from those involved in owning and operating apartment complexes, and which may reduce the REIT's earnings and ability to pay dividends.

        Unlike the Partnership, the REIT has a business strategy of making mezzanine level financing available to unaffiliated developers of residential real estate. In general, mezzanine financing will be in the form of subordinate mortgage loans or preferred equity investments. These mezzanine level investments will be subordinate to senior lenders on the financed property. Accordingly, in the event of a default on investments of this type, senior lenders will have a first right to the proceeds from the sale of the property securing their loan and this may result in the REIT receiving less than all principal, interest or other return due to it on its mezzanine level financing. In addition, mezzanine level investments are expected to incorporate participating interest rate or other features that provide the REIT with an opportunity to receive additional payments of interest or dividends out of the cash flow and sale proceeds of the underlying apartment property. Because of these participating return features, it can be expected that the base return payable to the REIT on mezzanine financings will be at rates which are lower than that which would be charged on financings which do not incorporate a right to participate in the cash flow and sale proceeds from the financed property. However, there can be no assurance that an apartment complex financed with such a participating feature will generate excess cash flow or sale proceeds that will require any payments over the base return payable on the mezzanine financing. Accordingly, investments in mezzanine financings will not necessarily generate any additional earnings per share for the REIT and may result in lower earnings per share or losses and, as a result, the amount of cash available for distribution to stockholders and the market price of the REIT's common stock after the merger could decline from current levels and could be less than the cash distributions and market price of the Units had the merger not occurred.

The REIT may borrow money to invest in additional real estate assets, and this may limit its ability to pay distributions to its stockholders and increase the risk of default.

        The REIT expects to finance any future investments in additional multifamily apartments, Agency Securities and mezzanine financings in part with additional borrowings. The amount of debt that the REIT incurs is not limited by its Charter or otherwise. The REIT had total debt of $115.2 million as of December 31, 2003. An increase in the REIT's indebtedness would require additional cash for debt service which could result in less cash available for dividends to its stockholders and could increase the risk of default on its indebtedness. Payment of principal and interest on its indebtedness (plus additional indebtedness that the REIT will assume from the Partnership as a result of the merger) must be made before the REIT can make distributions on its common stock. The REIT's obligation to make principal debt service payments, which are not treated as deductions for federal income tax purposes, does not relieve the REIT from the obligation of distributing at least 90% of its REIT taxable income to its stockholders. In addition, the REIT's borrowings will be secured by first mortgages on its real estate assets and security interests in its Agency Securities and other assets. This exposes the REIT to a risk of losing its interests in the assets given as collateral for secured borrowings if the REIT is unable to make the required principal and interest payments when due. In addition, pledged assets may not be available to the REIT stockholders in the event of the liquidation of the REIT to the extent that they are used to satisfy the amounts due to creditors. See "THE REIT—Financing Strategies."

When investing in Agency Securities, the REIT may employ higher levels of borrowing than it or the Partnership use to finance apartment properties and this will expose the REIT to greater risks.

        The REIT has borrowed approximately $33 million as of December 31, 2003, in order to purchase Agency Securities. When the REIT makes investments in Agency Securities, the amount of borrowing it uses is significantly higher as a percentage of the assets acquired than the amount of borrowing that it or the Partnership use to finance the acquisition of apartment complexes. The REIT may use borrowings of up to eight times the equity capital invested in Agency Securities. In contrast, the REIT and the Partnership have generally limited borrowings to finance the acquisition of apartment complexes to 65% of the value of these assets, and usually less. The higher use of borrowings used by the REIT to finance Agency Securities exposes the REIT to a risk that it will need to use cash generated from other assets to pay principal and interest on this borrowing if the interest earned on the financed Agency Securities is less than anticipated. In addition, the greater use of borrowings to finance Agency Securities increases the risk of a default on these loans and the loss of the Agency Securities given as collateral for these loans.

Fluctuating interest rates may affect the REIT's earnings because it may borrow money using adjustable-rate mortgages and repurchase agreements.

        Approximately $10.9 million or 13% of the REIT's outstanding indebtedness at December 31, 2003, was adjustable rate debt, with an average interest rate of 1.68% per annum. In the future, the REIT may finance the acquisition of additional multifamily apartment complexes with adjustable-rate mortgage debt. In addition, all Agency Securities will be financed using short-term repurchase agreements. Because the interest rates on this debt will reflect prevailing market interest rates, the REIT will have to pay more interest on this debt as interest rates rise. However, the REIT would not necessarily be able to increase rental income from the apartment properties financed by these mortgages. While the Agency Securities that the REIT invests in generally pay interest at adjustable rates, the interest rates on these Agency Securities may not adjust as frequently as the terms of the repurchase agreements used to financing them. Therefore, the borrowings provided to the REIT from a repurchase agreement may have to be refinanced at a higher rate at the expiration of the term of the repurchase agreement before interest rates on the Agency Security financed with the repurchase agreement are adjusted upward. Accordingly, increasing interest rates on its borrowings may reduce the REIT's earnings, and this may reduce the amount of funds available for the payment of dividends to stockholders and the market price of its common stock. Federal tax laws applicable to the REIT may substantially limit its ability to engage in hedging transactions to mitigate its exposure to fluctuations in interest rates.

If the REIT finances additional real estate with tax exempt debt, it will subject these properties to certain restrictions that may reduce the net operating income they generate.

        Approximately $29.7 million or 49% of the REIT's outstanding indebtedness at December 31, 2003, was tax-exempt debt and the REIT may use tax exempt debt to finance the acquisition of additional apartment properties. While this type of financing offers lower interest rates than conventional financing, it subjects the financed property to numerous restrictive covenants, including a requirement that a percentage of the apartment units in each property be occupied by residents whose income does not exceed a percentage of the median income for the area in which the property is located. These covenants will remain in effect with respect to the apartment properties financed in this manner, and it is possible that such covenants may cause the rents charged by these properties to be lowered, or rent increases foregone, in order to attract enough residents meeting the income requirements. In the event that the REIT does not comply with these restrictions, the interest on the bonds could become subject to federal and state income tax, which would result in either an increase in the interest rate on the bonds or an early redemption of these bonds that would force the REIT to obtain alternative financing or sell the properties securing the bonds.

Issuances of additional amounts of stock by the REIT could cause the price of its shares to decline.

        After the merger, the REIT intends to issue additional shares of its common stock in order to partially finance the acquisition of additional apartment properties, Agency Securities and other assets. In addition, the REIT may issue up to 750,000 shares of common stock under its 2002 Stock Option Plan. The issuance of additional common stock, or securities convertible into or exchangeable for its common stock, could cause dilution of the REIT's existing stockholders and a decrease in the market price of its common stock. The REIT can also issue one or more classes of preferred stock which may have rights that are superior to those of the common stock holders, including preferential rights to receive dividends and distributions upon liquidation of the REIT. If such preferred classes are created, it could reduce the amounts of cash payable to holders of common stock either through dividends or liquidating distributions.

The number of REIT shares to be issued to Unit holders may not represent the relative values of the REIT shares and Units on the effective date of the merger or the relative values of the assets of the REIT and the Partnership.

        The number of shares of the REIT's common stock to be issued to the Unit holders in the merger was determined by negotiation between the Partnership Special Committee and the REIT Special Committee. While the exchange ratio approximates the ratio betweeen the relative trading prices of REIT shares and Units over the 30 trading days preceding the date of the Merger Agreement, the number of REIT shares and the amount of cash to be issued in the merger is fixed and will not change even if the trading price of the Units increases in relation to the REIT's stock prior to the effective date of the merger. In addition, the value of the merger consideration to be issued to Unit holders will not necessarily reflect the relative value of the assets of the Partnership and the REIT prior to the merger. If the total merger consideration had been calculated on the basis of the relative value of the assets of the Partnership and the REIT, then the number of REIT shares and the amount of cash paid as merger consideration may be different than the amount to be paid under the Merger Agreement. Neither the Partnership nor the REIT obtained an independent appraisal of its assets in connection with the merger.

Some of the directors and executive officers of the REIT and the General Partner have ownership interests in America First Companies and this creates a conflict of interest because affiliates of America First Companies may realize larger fees, and earn fees for a longer period of time, if the merger is completed. Therefore, these individuals had an potential economic incentive to propose the merger that is different from the interests of the Unit holders or REIT stockholders.

        Michael Yanney, the Chairman of America First Companies and of the REIT, Lisa Roskens, the President and Chief Executive Officer and a manager of America First Companies and a director of the REIT, John H. Cassidy, the President and Chief Executive Officer of the REIT, Mark A. Hiatt, the Chief Financial Officer of America First Companies and the REIT, Joseph Grego, the Executive Vice President-Real Estate of the REIT, Maurice Cox, Jr., the Executive Vice President-Investor Relations of the REIT, George Krauss, a manager of America First Companies and a director of the REIT, and Gail Yanney, a manager of America First Companies, have a financial interest in America First Companies, which owns both the Advisor and the General Partner. These individuals collectively own approximately 90.2% of the equity member interests in America First. Because of this financial interest, each of these individuals may benefit economically if the merger is completed. The potential economic benefits these individuals may realize from the merger are due to a number of things. Because it is expected that the merger will enhance the ability of the REIT to acquire additional investments, it is also expected that the total fees earned by the Advisor will increase if the merger is completed. Also, had the Partnership been liquidated instead of being merged with the REIT, the payment of fees to the General Partner would have ceased without any resulting increase in the fees paid to the Advisor. In addition, another subsidiary of America First Companies L.L.C. is expected to continue to provide on-

site management of multifamily apartment complexes the REIT acquires from the Partnership in the merger as well as additional properties it acquires after the merger and earn fees based on the gross revenues of these properties. The General Partner will also receive shares of the REIT's common stock in the merger in exchange for its interest in the Partnership. This will allow the General Partner to convert its illiquid general partner interest in the Partnership into publicly-traded common stock. It is also expected that dividends paid on the REIT common stock issued to the General Partner in the merger will exceed the distributions the General Partner currently receives from the Partnership. See "THE MERGER—Conflicts of Interest."

There will be a substantial termination fee due to the Advisor if the REIT terminates or fails to renew the Advisory Agreement and this may decrease the likelihood that the REIT will decide to terminate or not renew the Advisory Agreement.

        In the event the agreement between the REIT and the Advisor is terminated without cause or not renewed by the REIT, including a termination initiated by the REIT stockholders, the Advisor is entitled to a termination fee equal to the appraised value of all future administrative fees it would have earned through 2016. Because this termination fee could be substantial, it may decrease the likelihood that the REIT will decide to terminate or not renew the agreement with the Advisor.

Additional Risks for Unit Holders. If you hold Units in the Partnership, you should also consider the following risks:

As a stockholder of the REIT, you will have different rights and obligations than you currently have as a Unit holder.

        Prior to the merger, your rights and obligations as a Unit holder are governed by the Partnership Agreement and the Delaware Act. Following the merger, you will become a stockholder of the REIT and your rights and obligations will be governed by its Charter and Bylaws and by the MGCL. Accordingly, your rights and obligations as a stockholder of the REIT will differ from your rights and obligations as a Unit holder. There are provisions in the REIT's Charter and Bylaws that potentially limit the value of its common stock because they may act as a deterent to a third party seeking to make a tender offer for REIT stock. These provisions include the staggered election of Directors and the limitation of ownership of REIT stock designed to preserve the REIT's status as a real estate investment trust. Likewise, Maryland corporate law imposes restrictions on corporate takeovers that may similarly limit the value of the REIT's common stock. In some cases, such as the ability to seek damages from management and the ability to gain access to business records, the rights of a stockholder of the REIT may be more limited than the rights of a Unit holder. See "COMPARATIVE RIGHTS AND OBLIGATIONS OF UNIT HOLDERS AND STOCKHOLDERS."

The administrative fee that will be paid by the REIT to the Advisor will exceed the administrative fee current paid by the Partnership to the General Partner.

        The basic administrative fee to be paid by the REIT to the Advisor after the merger will be equal to .55% per annum of the value of the apartment complexes owned by the REIT and the principal amount of mezzanine financing provided by the REIT. The administrative fee paid by the Partnership to the General Partner equals .50% per annum of the value of the Partnership's real estate assets. As a result, the administrative fee that will be paid by the REIT to the Advisor for the administration of the real estate assets to be acquired from the Partnership in the merger will exceed the administrative fee currently paid to the General Partner with respect to these assets by approximately $66,000 per year.

The REIT's 2003 net income and funds from operations per share adjusted to show the pro forma effects of the merger will be less than the Partnership's 2003 net income and funds from operations per equivalent share.

        The REIT's common stock generally trades in the public markets at a price relative to its net earnings per share and funds from operations per share that is higher than the price at which the Units trade relative to the Partnership's net earnings per Unit and funds from operations per Unit. Because the number of shares to be issued to Unit holders in the merger approximates the ratio of the relative trading prices of the REIT's common stock and the Units, the number of shares issued for Units in the merger will reflect the higher trading price of the shares relative to the REIT's earnings and funds from operations per share. Therefore, on a pro forma basis, the 2003 net income per share and funds from operations per share for the REIT will be less than the 2003 net income and funds from operations for an equivalent number of Units applying the conversion ratio used to calculate merger consideration. See "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS."

The merger will be a taxable transaction for Unit holders.

        The merger will be a taxable transaction that will result in the recognition of gain or loss by the Partnership and, therefore, the recognition of gain or loss by the Unit holders. Each Unit holder will recognize gain or loss from the merger based on the difference between the value of the REIT common stock and cash received by the Unit holder and the Unit holder's basis in his or her Units. While the cash component of the merger consideration is designed to offset the income tax liability incurred by Unit holders as a result of the merger, the cash payment may not be equal to the combined state, federal and local income tax liability from the merger that is incurred by any particular Unit holder.

There are a number of risks associated with being taxed as a real estate investment trust.

        In order for the REIT to continue to qualify as a real estate investment trust, it must comply with a number of requirements that the Partnership does not need to comply with in order avoid being taxed as a corporation. If the REIT fails to continue to qualify as a real estate investment trust, it will be taxed as a regular corporation. This tax treatment will be less favorable than the tax treatment the Partnership currently enjoys. Its status as a real estate investment trust subjects the REIT and its stockholders to a number of risks, including the following:

  •
  Failure to qualify as a real estate investment trust would have adverse tax consequences.

          In order to maintain its status as a real estate investment trust, the REIT must meet a number of requirements. These requirements are highly technical and complex and often require an analysis of various factual matters and circumstances that may not be totally within the REIT's control. Even a technical or inadvertent mistake could jeopardize the REIT's status as a real estate investment trust. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings, that make it more difficult or impossible for the REIT to remain qualified as a real estate investment trust. If the REIT fails to qualify as a real estate investment trust, it would be subject to federal income tax at regular corporate rates. Therefore, the REIT could have less money available for investments and for distributions to its stockholders and it would no longer be required to make any distributions to stockholders. This may also have a significant adverse effect on the market value of the REIT's common stock. In general, the REIT would not be able to elect real estate investment trust status for four years after a year in which it loses that status as a result of a failure to comply with one or more of the applicable requirements.

  •
  If the REIT fails to qualify as a real estate investment trust, its dividends will not be deductible, and its income will be subject to taxation.

          The REIT has operated and intends to continue to operate so as to qualify as a real estate investment trust for federal income tax purposes. The REIT's qualification as a real estate investment trust will depend on its ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to its stockholders. If the REIT were to fail to qualify as a real estate investment trust in any taxable year, it would not be allowed a deduction for distributions to its stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain Code provisions, the REIT also would be disqualified from treatment as a real estate investment trust for the four taxable years following the year during which qualification was lost. As a result, amounts available for distribution to stockholders would be reduced for each of the years involved. Although the REIT currently intends to operate in a manner designed to qualify as a real estate investment trust, it is possible that future economic, market, legal, tax or other considerations could cause the REIT to revoke its election to be taxed as a real estate investment trust.

  •
  Failure to make required distributions would subject the REIT to tax.

          In order to qualify as a real estate investment trust, each year the REIT must distribute to its stockholders at least 90% of its taxable income, other than any net capital gain. To the extent that the REIT satisfies the distribution requirement, but distributes less than 100% of its taxable income, it will be subject to federal corporate income tax on its undistributed income. In addition, the REIT will incur a 4% nondeductible excise tax on the amount, if any, by which its distributions in any year are less than the sum of:

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  85% of its ordinary income for that year;

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  95% of its capital gain net income for that year; and

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  100% of its undistributed taxable income from prior years.

          The REIT has paid out, and intends to continue to pay out, its income to its stockholders in a manner intended to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require the REIT to borrow money or sell assets to pay out enough of its taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% nondeductible excise tax in a particular year. The REIT may borrow to pay distributions to its stockholders.

  •
  Recent changes in taxation of corporate dividends may adversely affect the value of the REIT's common stock.

          The Jobs and Growth Tax Relief Reconciliation Act of 2003, which was enacted into law on May 28, 2003, among other things, generally reduces to 15% the maximum marginal rate of tax payable by domestic noncorporate taxpayers on dividends received from a regular "C" corporation. This reduced tax rate, however, will not apply to dividends paid to domestic noncorporate taxpayers by a real estate investment trust on its stock, except for certain limited amounts. Although the earnings of a real estate investment trust that are distributed to its stockholders still generally will be subject to less federal income taxation than earnings of a non-REIT C corporation that are distributed to its stockholders net of corporate-level income tax, this legislation could cause domestic noncorporate investors to view the stock of regular C corporations as more attractive relative to the stock of a real estate investment trust than was the case prior to the enactment of the legislation, because the dividends from regular C corporations will generally be taxed at a lower rate while dividends from real estate investment trusts will generally be taxed at the same rate as the individual's other ordinary income. The REIT cannot predict what effect, if any, the enactment of this legislation may have on the value of the stock of real estate investment trusts in general or on the REIT's common stock in particular, either in terms of price or relative to other investments.

        For further discussion of the risks associated with taxation as a real estate investment trust, please see the "FEDERAL INCOME TAX CONSIDERATIONS" section of this Joint Proxy Statement/Prospectus.

Additional Risks for Stockholders of the REIT. If you hold common stock of the REIT, you should also consider the following risks:

If the assets acquired from the Partnership in the merger do not generate sufficient cash flow to pay the principal and interest on the debt assumed from the Partnership in the merger, then cash available for further investment and for distribution by the REIT to its stockholders could decrease.

        As a result of the merger, the REIT will assume outstanding mortgage debt of $61.2 million plus additional borrowings of approximately $11.9 million which were used by the Partnership to finance its assets. In addition, the REIT will assume the Partnership's obligations under long-term notes with an outstanding balance of $2.4 million that were issued by the Partnership in connection with a merger with the Capital Source Partnerships. If the cash flows generated by the assets acquired from the Partnership are not sufficient to make all principal and interest payments on the debt assumed in the merger, then the REIT will be required to apply cash flow from other sources to make such principal and interest payments. In that event, the amount of cash that the REIT would have available for other corporate purposes, including additional real estate investment and distributions to stockholders, could be reduced.

A higher percentage of the Partnership's borrowings bear interest at adjustable rates. Therefore, as a result of the merger, the REIT will have an increased exposure to fluctuations in interest rates.

        Approximately 49% of the Partnership's borrowings bear interest at adjustable rates, at an average annual rate of 2.04% as of December 31, 2003. In comparison, only approximately 13% of the REIT's borrowings bear interest at adjustable rates at an average annual rate of 1.68% as of December 31, 2003. As a result of the merger, the REIT will assume all of the Partnership's borrowings, including all of its adjustable rate debt. This will cause both the amount and percentage of adjustable rate debt held by the REIT to increase. To the extent the REIT holds more adjustable rate debt, its earnings and ability to pay dividends may be more susceptible to increases in interest rates.

THE MEETINGS

The Partnership Special Meeting

        The special meeting of the partners and Unit holders of the Partnership will be held at 8:00 a.m. Central Time, on May 26, 2004 at the Embassy Suites Hotel, 555 South 10th Street, Omaha, Nebraska, 68012. The purpose of the special meeting is to consider and vote on the proposal to merge the Partnership with and into the REIT on the terms described in the Merger Agreement. As a result of the merger, all of the assets and liabilities of the Partnership will become assets and liabilities of the REIT and the separate existence of the Partnership will terminate. Under the terms of the Partnership Agreement, the transfer of all the assets of the Partnership in a single transaction and the dissolution of the Partnership requires the approval of the holders of a majority of the outstanding Units. Accordingly, the merger may not be consummated without the approval of the holders of a majority of the outstanding Units. At the special meeting, Unit holders will be asked to vote as follows:

            YES, I approve of the merger of the Partnership and the REIT on the terms described in the Merger Agreement.

  or

            NO, I do not approve of the merger of the Partnership and the REIT.

        THE GENERAL PARTNER, INCLUDING ALL OF THE MEMBERS OF THE PARTNERSHIP SPECIAL COMMITTEE, BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF THE PARTNERSHIP AND ALL OF ITS UNIT HOLDERS AND RECOMMENDS THE APPROVAL OF THE MERGER BY THE UNIT HOLDERS.

        The General Partner is not aware of any business to be acted upon at the special meeting of Unit holders other than the approval of the merger with the REIT. If other matters are properly brought before the special meeting or any adjournment thereof, any proxy, if properly signed, dated and returned, will be voted in accordance with the recommendation of the General Partner's management.

        H/T Corp., the limited partner of the Partnership, is soliciting proxies from all Unit holders for use at the special meeting and any adjournment thereof. A Partnership proxy card is enclosed with this Joint Proxy Statement/Prospectus and should be used by Unit holders to grant their proxy to the limited partner. Unit holders are asked to complete, date and sign a Partnership proxy card and return it in the enclosed envelope as soon as possible to the Partnership's tabulation agent at the following address:

        Georgeson Shareholder Communications Inc.
        Wall Street Station
        P.O. Box 1100
        New York, New York 10268-1006

Alternatively, Unit holders may instruct the proxies for the special meeting how to vote their Units by using the toll-free telephone number or the internet voting web site provided for this purpose. Specific voting instructions regarding the telephone and internet voting options are included on the enclosed Partnership proxy card. Please have the Partnership proxy card in hand when calling or going online to vote. Unit holders who vote by telephone or via the internet do not need to return their proxy card.

Unit holders should not send the certificates for their Units with their proxy card.

        Only Unit holders of record at the close of business on March 26, 2004 will be entitled to attend and vote at the special meeting. The presence, in person or by proxy, of holders of at least a majority of the issued and outstanding Units is necessary to constitute a quorum at the special meeting. In addition, under the terms of the Partnership Agreement and Delaware law, the merger requires the approval of the holders of a majority of the issued and outstanding Units. As of the record date, there was a total of 6,797,055 Units outstanding. Unit holders are entitled to one vote for each Unit they hold as of the record date. Therefore, the affirmative vote of the holders of 3,398,528 Units is required at the special meeting in order to approve the merger. As of the record date, 291,554 Units were beneficially owned by officers and managers of America First Companies L.L.C., by the officers and directors of the REIT and by the REIT. These Units represent approximately 4.3% of the Units outstanding on the record date. The General Partner expects that all of these Units will be present at the special meeting and will be voted in favor of the merger. However, none of the holders of these Units have entered into any voting agreement or are otherwise obligated to vote for the merger.

        The failure to return a properly executed proxy (by mail, telephone or internet) or to vote in person at the special meeting of partners and Unit holders will have the same effect as a vote against the merger. Abstentions and broker nonvotes (i.e. proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote Units as to a matter that the broker or nominee does not have discretionary power to vote) will also have the same effect as a vote against the merger. Any proxy that is validly signed, dated and returned will be deemed to authorize the limited partner to vote in favor of the merger, unless it is marked to vote against the merger or to abstain.

        A Unit holder may revoke or withdraw a proxy by delivering written notice of revocation to the Partnership's tabulation agent or by submitting a new proxy with a later date. In order to be effective, any revocation or later dated proxy must be received by the tabulation agent (by mail, telephone or internet) before the taking of the vote regarding the merger at the special meeting. A Unit holder can also revoke a proxy by attending the special meeting and voting in person.

        If the special meeting is postponed or adjourned for any reason, all proxies will be voted at the reconvened meeting in the same manner as such proxies would have been voted at the original convening of the special meeting, subject to effective revocation or withdrawal of such proxies, even though they may have been voted on the same or any other matter at a previous meeting.

        The Partnership will bear the costs associated with soliciting Unit holder proxies for its special meeting, except that the REIT and the Partnership will share the costs of preparing, assembling and mailing the Joint Proxy Statement/Prospectus. Brokerage firms, fiduciaries, nominees and others will be reimbursed for out-of-pocket expenses incurred by them in connection with forwarding consent materials to beneficial holders of Units held in their names. In addition to use of the mails, officers and employees of America First Companies L.L.C. may solicit proxies by means of personal calls or telephonic communications with Unit holders or their representatives. Such officers and employees will not be paid any additional compensation for these solicitation activities other than reimbursement for actual and reasonable out-of-pocket expenses incurred by such persons in connection therewith. The Partnership has not engaged the services of any professional proxy solicitation firm but reserves the right to do so. Any fees and other amounts paid to such firm will be paid by the Partnership.

        THE MATTER TO BE CONSIDERED AT THE SPECIAL MEETING IS OF GREAT IMPORTANCE TO THE PARTNERSHIP AND THE UNIT HOLDERS. ACCORDINGLY, UNIT HOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND TO RETURN THEIR PROXY (BY MAIL, TELEPHONE OR INTERNET) AS SOON AS POSSIBLE.

        If the merger is approved, all Unit holders will be bound by the decision of the majority and will be required to exchange their Units for shares of the REIT common stock and cash, even if they do not desire to do so. If the merger is approved, those Unit holders who vote against the merger or abstain will have no right to require the Partnership or the REIT to purchase their Units or any other rights similar to those available to dissenting stockholders of corporations under Delaware law.

The REIT Annual Meeting

        The annual meeting of the stockholders of the REIT will be held at 9:00 a.m. Central Time, on May 26, 2004 at the Embassy Suites Hotel, 555 South 10th Street, Omaha, Nebraska, 68012. At the annual meeting, stockholders of the REIT will be asked to consider and vote on the proposal to merge the Partnership with and into the REIT on the terms described in the Merger Agreement. As a result of the merger, all of the assets and liabilities of the Partnership will become assets and liabilities of the REIT and the REIT will issue up to 5,430,778 shares of its common stock plus approximately $2.7 million in total cash merger consideration to the Unit holders and the General Partner. Cash merger consideration of $0.39 per Unit will be paid to all Unit holders and is intended to provide cash to Unit holders to pay state and federal income taxes arising from the merger.

        Under the provisions of the Charter, the MGCL and the Nasdaq listing requirements applicable to the REIT, the issuance of the shares of the REIT's common stock in the merger requires the approval of stockholders owning a majority of the issued and outstanding shares of the REIT's common stock. At the annual meeting, stockholders of the REIT will be asked to vote as follows:

            YES, I approve of the merger of the Partnership and the REIT on the terms and conditions described in the Merger Agreement.

  or

            NO, I do not approve of the merger of the Partnership and the REIT.

        THE BOARD OF DIRECTORS, INCLUDING ALL OF THE MEMBERS OF THE REIT SPECIAL COMMITTEE, BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR AND IN THE BEST INTERESTS OF THE REIT AND ALL OF ITS STOCKHOLDERS AND RECOMMENDS THE APPROVAL OF THE MERGER BY THE STOCKHOLDERS.

        In addition, at the annual meeting, stockholders of the REIT will be voting to

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  elect two Class II directors to the Board of Directors for terms ending in 2007; and

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  ratify the appointment of KPMG LLP as independent auditor for the REIT for the fiscal year ending December 31, 2004.

        The management of the REIT is not aware of any other business to be acted upon at the annual meeting of stockholders. If other matters are properly brought before the annual meeting or any adjournment thereof, any proxy, if properly signed, dated and returned, will be voted by the Board of Directors in accordance with the recommendation of the REIT's management.

        The Board of Directors is soliciting proxies from all stockholders for use at the annual meeting and any adjournment thereof. A REIT proxy card is enclosed with this Joint Proxy Statement/Prospectus and should be used by stockholders to grant their proxy to the Board of Directors. Stockholders are asked to complete, date and sign a REIT proxy card and return it in the enclosed envelope as soon as possible to the REIT's tabulation agent at the following address:

        Georgeson Shareholder Communications Inc.
        Wall Street Station
        P.O. Box 1100
        New York, New York 10268-1006

Alternatively, stockholders may instruct the proxies for the annual meeting how to vote their shares by using the toll-free telephone number or the internet voting web site provided for this purpose. Specific voting instructions regarding the telephone and internet voting options are included on the enclosed REIT proxy card. Please have the REIT proxy card in hand when calling or going online to vote. Stockholders who vote by telephone or via the internet do not need to return their proxy card.

        Only stockholders of record at the close of business on March 26, 2004 will be entitled to attend and vote at the annual meeting. The presence, in person or by proxy, of holders of at least a majority of the issued and outstanding shares of the REIT's common stock is necessary to constitute a quorum at the annual meeting. Under the terms of the Charter, the MGCL and applicable Nasdaq listing requirements, the merger requires the approval of the holders of a majority of the issued and outstanding shares of the REIT's common stock. As of the record date, there was a total of 5,074,897 shares of the REIT's common stock outstanding. Stockholders are entitled to one vote for each share they hold as of the record date. Therefore, the affirmative vote of the holders of 2,537,449 shares is required at the annual meeting in order to approve the merger. The failure to return a properly executed proxy (by mail, telephone or internet) or to vote in person at the annual meeting of stockholders will have the same effect as a vote against the merger. Abstentions and broker nonvotes (i.e. proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares as to a matter that the broker or nominee does not have discretionary power to vote) will also have the same effect as a vote against the merger.

        The election of a director requires the affirmative vote of a plurality of the shares present in person or represented by proxy at the annual meeting and entitled to vote. Stockholders do not have the right to cumulate votes in the election of directors. Consequently, votes withheld and broker nonvotes with respect to the election of directors will have no impact on the election of directors. The ratification of the appointment of the REIT's auditor requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the annual meeting and entitled to vote. Abstentions will have the same effect as a vote against ratification. Broker nonvotes will not be considered shares entitled to vote with respect to ratification of the appointment and will not be counted as votes for or against the ratification. Any proxy that is validly signed, dated and returned will be deemed to authorize the Board of Directors to vote in favor of the merger, in favor of each of the nominees for the Board of Directors and in favor of the ratification of KPMG LLP as the REIT's independent auditor, unless it is marked to indicate otherwise. As of the record date, 203,693 outstanding shares were beneficially owned by the officers and directors of the REIT, by officers and managers of America First Companies L.L.C., and by the Partnership. These Units represent approximately 4.0% of the shares outstanding on the record date. The REIT expects that all of these shares will be present at the annual meeting and will be voted in favor of the merger, in favor of each of the nominees for the Board of Directors and in favor of the ratification of KPMG LLP as the REIT's independent auditor. However, none of these stockholders have entered into any voting agreement or are otherwise obligated to vote for the any matter coming before the annual meeting.

        A stockholder may revoke or withdraw a proxy by delivering written notice of revocation to the REIT's tabulation agent or by submitting a new proxy with a later date. In order to be effective, any revocation or later dated proxy must be received by the tabulation agent (by mail, telephone or internet) before the taking of the vote at the annual meeting. A stockholder can also revoke a proxy by attending the annual meeting and voting in person.

        If the annual meeting is postponed or adjourned for any reason, all proxies will be voted at the reconvened meeting in the same manner as such proxies would have been voted at the original convening of the annual meeting, subject to effective revocation or withdrawal of such proxies, even though they may have been voted on the same or any other matter at a previous meeting.

        The REIT will bear the costs associated with soliciting stockholder proxies for its annual meeting, including the costs of preparing, assembling and mailing the Joint Proxy Statement/Prospectus. Brokerage firms, fiduciaries, nominees and others will be reimbursed for out-of-pocket expenses incurred by them in connection with forwarding consent materials to beneficial holders of stock held in their names. In addition to use of the mails, officers and employees of America First Companies L.L.C. may solicit proxies by means of personal calls or telephonic communications with stockholders or their representatives. Such officers and employees will not be paid any additional compensation for these solicitation activities other than reimbursement for actual and reasonable out-of-pocket expenses incurred by such persons in connection therewith. The REIT has not engaged the services of any professional proxy solicitation firm but reserves the right to do so. Any fees and other amounts paid to such firm will be paid by the REIT.

        THE MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING ARE OF GREAT IMPORTANCE TO THE REIT AND ITS STOCKHOLDERS. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND TO RETURN THEIR PROXY (BY MAIL, TELEPHONE OR INTERNET) AS SOON AS POSSIBLE.

        If the merger is approved, all stockholders will be bound by the decision of the majority. If the merger is approved, those stockholders who voted against the merger or who abstain will have no right to require the REIT to purchase their shares or any other rights available to dissenting stockholders of corporations under Maryland law.

Communicating With Other Unit Holders or Stockholders

        Under Rule 14a-7 of the Securities Exchange Act of 1934, as amended, the Partnership, upon written request from a Unit holder, will deliver to such Unit holder (i) a statement of the approximate number of Unit holders of the Partnership and (ii) the estimated cost of mailing proxy materials or similar communications to the Unit holders of the Partnership. In addition, under such rule, a Unit holder has the right, at his or her option, to have the Partnership (i) mail (at the Unit holder's expense) any such materials which the Unit holder desires to deliver to the other Unit holders of the Partnership in connection with the special meeting of partners and Unit holders or (ii) to have the Partnership deliver, within five business days of the receipt of the request, a reasonably current list of the names and addresses of the Unit holders of the Partnership as of the record date. The Partnership may require a requesting Unit holder to pay the reasonable cost of duplicating and mailing such Unit holder list.

        Likewise, the REIT, upon written request from a stockholder, will deliver to such stockholder (i) a statement of the approximate number of stockholders and (ii) the estimated cost of mailing proxy materials or similar communications to stockholders. In addition, a stockholder has the right, at his or her option, to have the REIT (i) mail (at the stockholder's expense) any such materials which the stockholder desires to deliver to the other stockholders in connection with the annual meeting of stockholders or (ii) to have the REIT deliver, within five business days of the receipt of the request, a reasonably current list of the names and addresses of stockholders as of the record date. The REIT may require a requesting stockholder to pay the reasonable cost of duplicating and mailing such stockholder list.

        Any such requests from either a Unit holder or a stockholder should be sent to Mr. Maurice E. Cox, Jr., America First Companies L.L.C., Suite 400, 1004 Farnam Street, Omaha, Nebraska, 68102.

THE MERGER

Effects of the Merger

        The merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Articles of Merger with the Department of Assessments and Taxation of the State of Maryland. As a result of the merger, the Partnership will merge with and into the REIT, the separate existence of the Partnership will cease and all the assets and liabilities of Partnership will become the assets and liabilities of the REIT. Each Unit will be converted into the right to receive (i) 0.791 shares of the REIT's common stock, which approximates the ratio of the average closing prices of the Units and the REIT's common stock over the 30 trading days prior to the execution of the merger agreement, plus (ii) a cash payment of $0.39 which is intended to provide cash to Unit holders to pay state and federal income taxes arising from the merger. Based on the closing sale price of the REIT's common stock of $11.46 on March 29, 2004, the dollar value of the aggregate merger consideration will be $64,914,343 or $9.45 per Unit. Unit holders will hold approximately 51.4% of the total shares of the REIT's common stock outstanding after the merger. No fractional shares of the REIT's common stock will be issued and no cash will be paid in lieu thereof. Rather the number of shares to be issued to any Unit holder will be rounded up or down to the nearest whole number of shares.

        The interest of the General Partner in the Partnership will be converted into the right to receive 54,308 shares of the REIT's common stock, which is 1% of the total shares being issued in connection with the merger plus a cash payment of $26,776 which is 1% of the total cash consideration being paid in connection with the merger. After the merger, the General Partner will own approximately 0.5% of the outstanding shares of the REIT's stock. The Partnership's Variable Rate Junior Notes, due January 15, 2008, will be assumed as liabilities by the REIT as a result of the merger. The holders of these notes will not be entitled to receive shares of the REIT common stock or any other merger consideration as part of the merger. No consent or approval of the holders of these notes is required for the merger.

        Stockholders of the REIT on the effective date of the merger will continue to own their shares of the REIT's common stock, but these shares will only represent approximately 48.1% of the total shares of the REIT's common stock outstanding after the merger.

        The Charter and the Bylaws of the REIT existing prior to the merger will remain the Charter and Bylaws of the REIT after the merger. See "CERTAIN PROVISIONS OF MARYLAND LAW AND THE CHARTER AND BYLAWS." The current directors and executive officers of the REIT will continue to be directors and executive officers of the REIT after the merger. Many of these individuals are also currently involved in the management of the Partnership. See "MANAGEMENT OF THE REIT—Directors and Executive Officers of the REIT."

Effective Date

        Following the satisfaction or waiver (where permissible) of the terms and conditions of the Merger Agreement, the merger will be consummated and become effective on the date and at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware and the Articles of Merger are filed with the Department of Assessments and Taxation of the State of Maryland or at any later date set forth in these filings. It is expected that these filings will be made as soon as practicable following the approval of the merger by both the REIT stockholders and Partnership Unit holders at their respective meetings.

The Merger Agreement

        Conditions to the Merger.    The merger is subject to the affirmative vote of the holders of not less than a majority of the issued and outstanding Units and the holders of not less than a majority of the issued and outstanding shares of the REIT's common stock. The merger is also subject to certain conditions, including each of the following: (i) the continuing approval for listing the REIT's common stock on the Nasdaq; (ii) the absence of (a) any suspension of trading of, or limitation on prices for, securities generally on the Nasdaq, (b) a declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or (c) in the case of any of the foregoing existing on the date of this Joint Proxy Statement/Prospectus, any material acceleration or worsening thereof; (iii) the absence of any injunction or other legal prohibition against the merger; (iv) the effectiveness of the SEC Registration Statement of which this Joint Proxy Statement/Prospectus is a part, and the absence of a stop order with respect thereto and all state securities law permits or authorizations have been obtained; (v) the receipt of certain legal opinions as to, among other things, the status of the REIT as a real estate investment trust and its exemption from the provisions of the Investment Company Act of 1940; (vi) the receipt of all necessary consents and approvals, on or before (and remaining in effect at) the effective date of the merger; (vii) the making of all necessary filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of any applicable waiting period; (viii) the absence of any event or any matter brought to the attention of the REIT Special Committee or the Partnership Special Committee that, in the sole judgment of either of them, materially affects, whether adversely or otherwise, the REIT, the Partnership or the merger and (ix) the representations and warranties of the Partnership and the REIT continue to be true and correct as of the closing date.

        Termination.    The Merger Agreement may be terminated prior to the effective date of the merger, before or after approval of the stockholders of the REIT and/or the Unit holders of the Partnership is obtained, as follows:

  (a)
  by mutual written consent of the REIT (with the concurrence of not less than a majority of the REIT Special Committee) and the General Partner (with the concurrence of not less than a majority of the Partnership Special Committee);

  (b)
  by the Partnership if the REIT breaches any covenant or agreement of the Merger Agreement;

  (c)
  by the REIT if the Partnership breaches any covenant or agreement of the Merger Agreement;

  (d)
  by either party if the merger is not completed by June 30, 2004;

  (e)
  by the Partnership if Unit holder approval is not obtained by May 31, 2004;

  (f)
  by the REIT if stockholder approval is not obtained by May 31, 2004;

  (g)
  by the Partnership if, (i) prior to obtaining Unit holder approval, the General Partner (with the concurrence of a majority of the Partnership Special Committee) changes its recommendation with respect to, or withdraws or modifies its approval of, the merger or the Merger Agreement pursuant to an exercise of its fiduciary duties and (ii) it pays the REIT a termination fee; or

  (h)
  by the REIT if, (i) prior to obtaining stockholder approval, the REIT's Board of Directors (with the concurrence of a majority of the REIT Special Committee) changes its recommendation with respect to, or withdraws or modifies its approval of, the merger or the Merger Agreement pursuant to an exercise of its fiduciary duties and (ii) it pays the Partnership a termination fee.

The termination fee payable under paragraphs (g) and (h) above will equal 2.5% of aggregate merger consideration plus the other party's merger expenses incurred through the date of termination. The termination fee is estimated to be approximately $1.5 million.

        Amendment and Waiver.    The REIT (with the concurrence of a majority of the REIT Special Committee) and the General Partner (with the concurrence of a majority of the Partnership Special Committee) may amend or modify the Merger Agreement, or waive compliance with any Merger Agreement provision, either before or after the merger is approved by the REIT's stockholders or by the Unit holders. However, no amendment or modification made, or waiver granted, after stockholder approval or Unit holder approval to the merger is granted may, in the reasonable judgment of the REIT Special Committee or the Partnership Special Committee, adversely affect the stockholders or the Unit holders unless a majority in interest of the adversely affected stockholders and/or Unit holders consent to such amendment, modification or waiver. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or Prospectus, the parties agree to notify the other promptly of such occurrence, cooperate in filing with the SEC and/or mailing such amendment or supplement, in a form reasonably acceptable to the REIT and the Partnership, to the stockholders and Unit holders. Such an event could result in a rescheduling of the special meeting of the Partnership or the annual meeting of the REIT if the General Partner or the Board of Directors determine it to be necessary.

        No Solicitation.    The Merger Agreement provides that the REIT and the Partnership, or anyone acting on their behalf, will not initiate or solicit any inquiries or make any proposal that constitutes or is reasonably expected to lead to a "Competing Transaction." If either the REIT or the Partnership receives an inquiry or a proposal about a Competing Transaction, it must notify the other party, as promptly as possible, in writing of all of the relevant details of such inquiry or proposal. If such inquiry or proposal is in writing, the receiving party will deliver to the other party a copy of such inquiry or proposal. A "Competing Transaction" is any: (i) merger, consolidation, share exchange, business combination or other similar transaction involving the REIT or the Partnership; (ii) sale, lease, exchange, mortgage, pledge, transfer or other disposition of 30% or more of the assets of the REIT or the Partnership in a single transaction or series of transactions, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; (iii) tender offer or exchange offer for 30% or more of the outstanding shares of the REIT common stock or the Partnership's Units or the filing of a registration statement under the Securities Act in connection therewith; or (iv) public announcements of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

        Notwithstanding this provision of the Merger Agreement, the REIT's Board of Directors (with the concurrence of a majority of the REIT Special Committee) and the General Partner (with the concurrence of a majority of the Partnership Special Committee) may, to the extent required by their fiduciary duties: (i) disclose to the REIT's stockholders or the Partnership's Unit holders (as the case may be) information required by law to be disclosed; (ii) respond to an unsolicited proposal for a Competing Transaction, including participating in discussions or negotiations with, or furnishing information with respect to the REIT or the Partnership pursuant to a customary confidentiality agreement to, any person in connection with a Competing Transaction proposed by such person; and (iii) approve or recommend (and, in connection therewith, withdraw or modify its approval or recommendation of the merger or the Merger Agreement) a Superior Competing Transaction (which is defined in the Merger Agreement as a bona fide proposal of a Competing Transaction made by a third party which the REIT Special Committee or the Partnership Special Committee determines in good faith to be more favorable to the REIT's stockholders or the Partnership's Unit holders, as the case may be).

        Covenants of the REIT and the Partnership.    Before the merger, the REIT and the Partnership agree that each party: (i) will carry on its business in the usual, regular and ordinary course, substantially in the same manner as previously conducted, and use commercially reasonable efforts to preserve intact its current business organization, goodwill, ongoing businesses and status as a REIT or a partnership for purposes of taxation and (ii) will not:

          (a)   split, combine or reclassify the shares of the REIT's common stock or the Units (or other Partnership interests), or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the REIT's common stock or Units (or other Partnership interests) or purchase, redeem or otherwise acquire any the REIT's common stock or Units (or other Partnership interests);

          (b)   issue, deliver or sell, or grant any option or other right, in respect of any the REIT's common stock or Units (or other Partnership interests), any other voting or redeemable securities or any securities convertible into, or any rights, warrants or options to acquire, any such voting securities or convertible or redeemable securities, except that (i) the REIT and the Partnership may each sell any security it owns representing equity in the other and (ii) the REIT may issue options under the 2002 Stock Option Plan in amounts reasonably consistent with the purposes of the 2002 Stock Option Plan;

          (c)   amend the Partnership Agreement, the Partnership's Certificate of Limited Partnership, the REIT's Charter, the REIT's Bylaws or the Advisory Agreement, or permit their respective subsidiaries or operating partnerships to amend their organizational documents;

          (d)   merge or consolidate with (or permit their respective subsidiaries or operating partnerships to merge or consolidate with) any person, other than with any operating partnership or similar entity which holds record title to real property in which the REIT or the Partnership has invested;

          (e)   make (or permit their respective subsidiaries or operating partnerships to make) any tax election unless required by law or necessary to preserve, for taxation purposes, the status of the REIT as a real estate investment trust or the status of the Partnership as a partnership;

          (f)    change (or permit their respective subsidiaries or operating partnerships to change) in any material manner any of its methods, principles or practices of accounting, except as required by GAAP, the SEC or applicable law, or make or rescind any express or deemed election relating to tax matters;

          (g)   enter into any material agreement, contract or arrangement, or materially amend any material agreement, contract or arrangement without the consent of the other party; or

          (h)   pay (or permit their respective subsidiaries or operating partnerships to pay) any cash distribution or dividends except for regular distributions or dividends at such times and in such amounts as are consistent with its existing practices.

        Indemnification.    The Partnership (and beginning on the effective date of the merger, the REIT) will indemnify, defend and hold harmless each person who has been, is now or becomes an officer, employee, agent or a member of the board of managers of America First Companies L.L.C. or its affiliates against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person acted on behalf of the General Partner at or prior to the merger, including all liabilities arising out of the Merger Agreement or the merger. This indemnity will be provided to the full extent the Partnership is permitted to indemnify its partners under its Partnership Agreement or the REIT is permitted to indemnify such persons under Maryland law. Indemnity will be provided under this provision whether the claims are asserted prior to, at or after the merger. The REIT or the Partnership will pay expenses in advance of the final disposition of any such action or proceeding to the indemnified parties to the full extent permitted by law. Settlement of any such action will require the approval of the Partnership or the REIT, as the case may be, but this approval may not be unreasonably withheld.

Delivery of the Certificates for Units

        The Bank of New York has been appointed as the Exchange Agent for the merger and will coordinate the payment of merger consideration to Unit holders. In order to receive shares of the REIT's common stock and the cash payments being issued in the merger, Unit holders will need to surrender their Unit certificates to the Exchange Agent along with a letter of transmittal that provides the REIT with certain required information. The Exchange Agent will send a letter of transmittal to Unit holders that they can use for this purpose shortly after the effective date of the merger. In addition to the certificate for shares of the REIT common stock and/or a cash payment, Unit holders will also receive any dividends or other distributions that may then be payable to them with respect to the Units or the shares of common stock issued to them. Until Unit certificates are actually received by the Exchange Agent from a Unit holder, all risk of loss and title to such Units will remain with the Unit holder. A Unit holder who has lost his or her Unit certificate(s) will not be entitled to receive shares of the REIT common stock or any cash payment until the Unit holder has supplied the Exchange Agent with appropriate indemnification. If a transfer of a Unit certificate has not been registered in the Partnership's transfer records, the Exchange Agent will issue the common stock and pay cash to the seller unless the Unit certificate received by the Exchange Agent is properly endorsed or otherwise in proper form for transfer to the purchaser. If the REIT issues shares of common stock to the purchaser, the person requesting such issuance must pay any applicable transfer or other taxes.

        DO NOT SEND UNIT CERTIFICATES WITH YOUR PROXY CARD. YOU SHOULD RETAIN ALL UNIT CERTIFICATES UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT AFTER THE EFFECTIVE DATE OF THE MERGER.

        There will be no further registration of transfers of Units on the transfer books of the Partnership after the effective date of the merger. If, after the merger, Unit certificates are presented to the Exchange Agent or the REIT for any reason, they will be cancelled and exchanged for the REIT's common stock.

        No interest will be paid or accrued on the shares of the REIT common stock or the cash that will be issued in the merger. The REIT and its Exchange Agent will be entitled to deduct and withhold from the shares of common stock and the cash that would otherwise be issued to any Unit holder in the merger any taxes or other amounts that the REIT is required to deduct and withhold with respect to such shares under federal, state, local or foreign tax laws. If the REIT withholds any amount pursuant to this authority, the withheld amount will be treated for all purposes as having been paid to the respective Unit holder.

        If a Unit holder does not surrender his or her Unit certificates to the Exchange Agent along with a properly completed letter of transmittal within six months of the effective date of the merger, then his or her shares of common stock and cash will be redelivered by the Exchange Agent to the REIT and Unit holders will need to deliver their Unit certificates and the letter of transmittal to the REIT in order to obtain their shares and cash. Shares of the REIT's common stock and cash that are not properly claimed by former Unit holders will be subject to applicable abandoned property, escheat and other similar laws. Under these laws, the REIT may be required to turn these shares and cash over to one or more state or local governments. Neither the REIT nor its Exchange Agent will be liable to any former Unit holder or other person if it is required to deliver shares of the REIT's common stock or cash to a public official pursuant to these laws.

No Dissenters' Right of Appraisal

        Under the Delaware Act, there are no appraisal, dissenter's or similar rights available to Unit holders who vote against the merger. As a result, if the merger is approved, all Unit holders will be bound by the terms of the merger whether or not they voted in favor of it, and they will not have any right to demand the fair value of their Units.

        Under the MGCL, there are no appraisal, dissenter's or similar rights available to stockholders of the REIT who vote against the merger. As a result, if the merger is approved, all stockholders will be bound by the terms of the merger whether or not they voted in favor of it, and they will not have any right to demand the fair value of their shares.

Cost of the Merger

        The total cost of the merger is expected to be approximately $1.2 million. These expenses include legal and accounting fees, fees paid to the members of, and financial advisors to, the two Special Committees, printing and mailing expenses, registration fees with the SEC and state securities administrators, solicitation costs and transfer taxes. The Partnership and the REIT will each pay their own expenses in connection with the merger, including costs of their respective Special Committees and financial advisors and costs associated with soliciting Unit holder and stockholder proxies for their respective meetings, and will share the costs of preparing, assembling and mailing the Joint Proxy Statement/Prospectus. If the merger is consummated, the REIT will assume and pay the entire cost of the merger.

Accounting Treatment

        The merger, including the identification of the accounting acquirer, will be accounted for in accordance with purchase accounting and FASB Statement 141, "Business Combinations." The percentage of voting interests that the REIT stockholders and the Partnership's Unit holders will retain of the combined enterprises after the proposed merger is approximately 50% each and, therefore, additional factors were considered in the determination of the accounting acquirer. The Board of Directors and senior management of the REIT will govern and manage the REIT subsequent to the proposed merger. In addition, the REIT is issuing its equity interests and a cash premium to the Unit holders of the Partnership. Therefore, the REIT is deemed the accounting acquirer for financial reporting purposes. As a result, the assets and liabilities of the Partnership will be recorded on the books of the REIT at their fair values on the date the merger is effective. The total cost of the Partnership will be determined based upon the aggregate fair value of the REIT's common shares to be issued to the Partnership's Unit holders, plus the total amount of cash consideration. For this purpose, the fair value of the REIT's shares of common stock is determined by taking an average of the quoted market price of the REIT's shares on November 24, 25, 26, 28 and December 1, 2003 resulting in a fair value of $10.19 per REIT common share. This measurement period represents the two business days prior to, the day of, and the two business days subsequent to the announcement of the proposed merger. To the extent the total consideration issued by the REIT exceeds the fair value of the tangible and identifiable intangible assets of the Partnership in excess of the liabilities assumed from the Partnership, the REIT will record goodwill. Under accounting principles generally accepted in the United States, goodwill is measured periodically for impairment, with any resulting impairment losses taken into account in the period in which it was determined to exist. After the merger, the Partnership's results of operations will be included in the REIT's consolidated results of operations.

Regulatory Matters

        The merger will not be subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and, other than federal proxy solicitation rules relating to the solicitation of stockholder and Unit holder consents and state and federal regulations relating to the offering of the REIT common stock as merger consideration, no other federal or state regulatory requirements must be complied with and no approval thereunder must be obtained in connection with the merger.

Background and Reasons for the Merger

The Partnership

        The business objectives of the Partnership are to (i) provide increasing cash distributions to Unit holders; (ii) provide a potential for an increase in net asset value, and (iii) provide enhanced liquidity and market value of its Units. In order to achieve these goals, the Partnership has pursued an investment strategy of acquiring additional multifamily apartment complexes on a leveraged basis. The Partnership began operations on December 31, 2000, when it merged with the Capital Source Partnerships. Since that time, the Partnership has acquired five additional apartment complexes containing a total of 1,325 rental units. Because these additional properties generate a positive spread between the debt service on the mortgage loans used to finance them and the net rental revenues they have generated, the Partnership has been able to increase the amount of cash available for distribution to Unit holders over time. The Partnership has also made investments in equity securities of residential real estate investment trusts and Agency Securities issued by GNMA with cash not invested in apartment complexes. In addition to generating increasing amounts of net cash flow, the Partnership has been able to realize economies of scale by increasing its asset base since many of its costs do not increase proportionately with increases in the amount of the Partnership's assets. Therefore, a significant percentage of any marginal increases in the Partnership's cash flow generated by additional properties and other investments are available for distribution to Unit holders. As a result, the Partnership has been able to increase the amount of funds from operations that it generates. The Partnership has also been able to increase the amount of cash available for distributions to Unit holders. The Partnership increased cash distribution to Unit holders from an annual rate of $0.60 per Unit in 2001 when it commenced operations to $0.70 per Unit in 2003.

        Accordingly, the General Partner believes it is in the best interest of the Partnership and the Unit holders to continue to acquire additional multifamily apartment complexes and other investments on a leveraged basis in an attempt to further increase the Partnership's funds from operations and cash distributions and, thereby, to increase the market price of the Units. However, the Partnership's ability to finance additional acquisitions is limited. The Partnership has historically financed property acquisitions through a combination of its own cash and fixed or variable rate mortgage loans secured by the acquired properties and existing unencumbered properties. The General Partner considers the Partnership to be fully leveraged at this time. Accordingly, future real estate acquisitions, if any, will be funded primarily with available cash and through the assumption or creation of debt on the acquired properties in amounts not exceeding 65% of the value of the acquired properties. The Partnership has not acquired any property through 100% debt financing and the General Partner does not believe that it is in the Partnership's best interest to acquire additional properties on this basis. Since the Partnership's cash is also needed to meet its short-term and long-term liquidity requirements such as debt service on its existing borrowings and cash distributions to Unit holders, the amount of cash available to support additional real estate acquisitions is limited. While the Partnership currently may have cash available to acquire one additional apartment property, its ability to continue to acquire more properties is limited because it does not have the practical ability to raise additional equity capital. Although the Partnership is authorized to issue additional Units under its Partnership Agreement, the practical ability to issue Units or other partnership securities is constrained due to the negative market perception of limited partnership securities. There are also accounting and tax difficulties associated with issuing additional Units in the Partnership. Fungible Units are required in order to allow public trading on the Nasdaq Stock Market. Accordingly, the interest in Partnership capital represented by each Unit must be the same. As a result, the price at which new Units could be sold would have to be approximately equal to the per Unit capital at the time of the sale. However, the per Unit capital may differ considerably from the current trading price of Units in the public market. Thus, it may be difficult to price Units so that they both represent a fungible security and reflect the current market value of Units. Therefore, the General Partner does not believe that the Partnership will be able to successfully raise additional equity capital on acceptable terms to meet either short-term or long-term liquidity requirements. As a result, the amount of additional real estate that the Partnership may acquire will be limited because of this practical inability to raise additional equity capital. Accordingly, the General Partner has concluded that Unit holders are unlikely to achieve the full benefits from their investments in the Partnership if it continues to operate in its current form with a static or decreasing pool of assets.

        The General Partner also believes that the market value of the Partnership's Units is negatively affected by the small overall market capitalization of the Partnership and the resulting low levels of trading volume in Units, and the lack of analyst coverage and interest from institutional investors. In addition, the General Partner has observed that real estate investment trusts holding properties that are similar in terms of type and credit quality to those held by the Partnership, and that make distributions to their stockholders in amounts similar to the Partnership, have historically been more highly valued (as a multiple of their earnings and book value) by the public equity markets than has the Partnership. In fact, the shares of the REIT's common stock trade at higher multiples of its earnings and book value than do Units of the Partnership.

        Another important benefit of the merger will be less complex and more timely tax reporting. Merging the Partnership into the REIT will convert Unit holders into stockholders of a corporation and allow them to take advantage of the simplified tax reporting of a corporation. While Unit holders receive complex Schedule K-l forms, and must report their allocable share of Partnership income or loss on their individual tax returns whether or not distributions are made to them, stockholders of a corporation receive a simple 1099-DIV form and pay taxes only on actual amounts of dividends paid to them. The REIT anticipates being able to deliver Form 1099-DIVs to its stockholders in late January. The Partnership is currently not able to deliver Schedule K-1s to Unit holders until mid-March due to the added complexity of the Schedule K-1.

        Finally, the General Partner believes that by creating a larger company through a merger of the Partnership into the REIT there is an opportunity to reduce overall administrative and operating costs due to economies of scale and elimination of duplicative reporting, accounting, legal and similar costs. To the extent these costs savings can be realized, there will be additional cash available for the payment of dividends and to make additional investments. The merger may also mitigate some of the risks associated with the ownership and operation of apartment complexes by creating a company with a larger number of apartment properties than the Partnership. This greater asset diversification reduces the risk that economic problems at any one property, or in any market area, will have a substantial negative affect on the REIT as a whole.

        These circumstances led the General Partner to begin an assessment of the benefits and feasibility of merging the Partnership into the REIT. The General Partner believes that the REIT has a better ability to raise additional equity capital needed to continue to pursue its investment strategy and that a merger with the REIT is the best way for the Partnership to realize its business goals of providing increased cash distributions, increasing net asset value, and providing enhanced liquidity and market value for investors and to provide Partnership investors with simplified and more timely tax reporting. In the view of the General Partner, no other transaction would provide Unit holders with the potential benefits associated with the merger. While no other transaction is currently being considered by the General Partner with respect to the Partnership as an alternative to the merger, the Partnership may from time to time explore other alternatives if the merger is not completed.

The REIT

        While the REIT has continued to pursue a business plan of acquiring additional real estate investments since it merged with America First Apartment Investors, L.P. on January 1, 2003, its ability to continue to grow further is limited by its ability to raise additional equity capital. Although the REIT has the authority to sell additional common and preferred stock in order to do this, its practical ability to do so is constrained by the current small market capitalization of the REIT. As with the Partnership, the relatively small asset base and low market capitalization of the REIT has left it without any analyst coverage and generally reduces the interest of institutional stockholders in the REIT's stock. A small market capitalization also contributes to lower trading volumes which often translate into a liquidity discount in share price and increased price volatility. The Board of Directors believes that these factors will make it difficult for the REIT to raise additional capital through the sale of additional shares of its stock. A merger with the Partnership will immediately increase both the total assets and market capitalization of the REIT by approximately 100%. By becoming a larger company, the Board of Directors believes that the REIT will able to attract more interest from investors and that this will enhance its ability to raise additional equity capital and to acquire additional real estate assets. Accordingly, the Board of Directors believes that a merger with the Partnership represents the best strategy to position the REIT to continue to pursue its business plan of acquiring additional real estate assets and increasing earnings and dividends.

        In addition, the Board of Directors believes that the REIT will realize many of the same benefits from the proposed merger as are described above for the Partnership, including a more stable share price as a result of higher trading volumes, mitigation of investment risk due to greater asset diversification, and lower administrative costs resulting from economies of scale and elimination of duplicative expenses. In addition, because of the common management of the two companies the operations of the two companies will be easily integrated without the typical types of difficulties involved in merging two unaffiliated companies. In the view of the Board of Directors, no other transaction would provide stockholders with the potential benefits associated with the merger. While no other transaction is currently being considered by the Board of Directors with respect to the REIT as an alternative to the merger, the REIT may from time to time explore other alternatives whether or not the merger is completed.

Recommendation of the General Partner

        For the reasons set forth above, the General Partner believes that the merger is in the best interest of the Partnership and its Unit holders. The General Partner has approved the merger and recommends that the Unit holders approve the merger on the terms described in the Merger Agreement.

Recommendation of the REIT's Board of Directors

        For the reasons set forth above, the Board of Directors believes that the merger is in the best interest of the REIT and its stockholders. The Board of Directors has approved the merger and recommends that the stockholders approve the merger on the terms described in the Merger Agreement.

Fairness Determination of the General Partner

        The General Partner, including the Partnership Special Committee, believes that the terms of the merger are fair and beneficial to the Unit holders. The General Partner and the Partnership Special Committee based their determination on the following:

  •
  The exchange ratio negotiated with the REIT Special Committee to determine the number of shares of the REIT common stock issued for each Unit in the merger approximated the ratio of the average closing prices of the Units and the REIT's common stock on the Nasdaq stock market from October 14, 2003 to November 24, 2003, which were the 30 trading days prior to the date of the Merger Agreement.

  •
  The Unit holders will receive additional cash merger consideration of $0.39 per Unit which is intended to provide cash to Unit holders to pay estimated average federal and state income taxes arising from the merger. The Partnership Special Committee also took into consideration that many Units were believed to be held in tax-exempt retirement accounts and, therefore, the holders of these Units would be able to retain the cash merger consideration in addition to the REIT shares issued to them;

  •
  The total merger consideration per Unit represents a premium of approximately 5.2% over the merger consideration that would have been paid based solely on the relative closing sale prices of Units and REIT common stock over the 30 trading days prior to the date the Partnership Special Committee agreed to the terms of the merger;

  •
  Unit holders will receive 99% of the shares of the REIT common stock and cash being issued in the merger and the General Partner will receive 1% of such shares and cash. Accordingly, the Unit holders and the General Partner will receive merger consideration in the same proportion as their respective interests in the profits, losses and cash distributions of the Partnership.

  •
  Because the Advisor has agreed to reduce its administrative fee from 0.60% per annum to 0.55% per annum (8.3%) if the merger is completed, the total fees payable to the Advisor and its affiliates by the REIT under the Advisory Agreement after the merger will be similar in amount to the aggregate fees currently paid by the Partnership to the General Partner and the REIT to the Advisor.

  •
  The provisions for the reimbursement of the Advisor's expenses under the Advisory Agreement are the same as the provisions for reimbursement of the General Partner's expenses under the Partnership Agreement.

  •
  The holders of a majority of the outstanding common stock of the REIT have the right to terminate the Advisory Agreement without cause and the rights of the Advisor to be compensated in such case will be similar to the rights currently afforded to the General Partner under the Partnership Agreement if it were removed by the Unit holders.

        The General Partner and the Partnership Special Committee have also considered the opinion of Houlihan Lokey described under "Opinion of the Financial Advisor to the Partnership Special Committee," below. In making its decision to proceed with the merger, the General Partner and the Partnership Special Committee also considered, among other things, the following factors, each of which could be negative to Unit holders:

  •
  The amount of merger consideration to be paid to Unit holders may not represent the relative values of the REIT shares and Units on the effective date of the merger or the relative values of the assets of the REIT and the Partnership. The Partnership did not obtain an independent appraisal of its assets in connection with the merger;

  •
  The basic administrative fee to be paid by the REIT to the Advisor after the merger will be equal to .55% per annum of the value of the apartment complexes owned by the REIT and the principal amount of mezzanine financing provided by the REIT in contrast to the administrative fee paid by the Partnership to the General Partner which equals .50% per annum of the value of the Partnership's real estate assets. As a result, the administrative fee that will be paid by the REIT to the Advisor for the administration of the real estate assets to be acquired from the Partnership in the merger will exceed the administrative fee currently paid to the General Partner with respect to these assets by approximately $66,000 per year. Furthermore, unlike the

    Partnership, the payment of the administrative fee to the Advisor does not depend on the REIT achieving any minimum funds from operations or other financial threshold.

  •
  The REIT's 2003 net income and funds from operation per share adjusted to reflect the pro forma effects of the merger will be less than the Partnership's 2003 net income and funds from operation per equivalent share;

  •
  If the REIT is successful in acquiring additional real estate assets, fees payable to the Advisor will increase. Such fees may be paid for a longer period of time because the REIT has a perpetual life;

  •
  The REIT and the Partnership are affiliated entities because certain individuals serve as executive officers or directors of both companies. These common executive officers and directors participated in the initial evaluation of whether or not the REIT and the Partnership should merge before the appointment of the Partnership's Special Committee;

  •
  Some of the individuals proposing the merger have ownership interests in America First Companies and this created a conflict of interest because affiliates of America First Companies may realize larger fees, an earn fees for a longer period of time, if the merger is completed. Therefore, these individuals had an potential economic incentive to propose the merger that is different from the interests of the Unit holders;

  •
  Uncertainty regarding how the proposed transaction would affect the market price of the REIT common stock after completion of the merger;

  •
  After the merger, the REIT may not be able to raise additional equity capital or otherwise be able to successfully carry out its business plan of acquiring additional multifamily apartment complexes, Agency Securities and other real estate investments on a basis that is accretive to the REIT's operating income and funds from operations;

  •
  Costs will be incurred in connection with the merger which will be paid by the Partnership if the merger is not approved and by the REIT if the merger is approved; and

  •
  The merger will be a taxable transaction for the Unit holders. As a result, Unit holders may incur an income tax liability in the year the merger is completed, and the cash portion of the merger consideration may not be equal to this tax liability.

        Background.    On June 16, 2003, Michael Yanney, the Chairman of America First Companies, met with Mr. Eric Billings and Mr. Rick Hendrix of Friedman, Billings, Ramsey & Co. Inc. in Washington, D.C. and discussed ideas for allowing the Partnership to raise additional equity capital and continuing to grow. Among other things, they discussed merging the Partnership into the REIT as a possible way to solve certain of the difficulties perceived with offering additional Units in a public or private offering. A follow-up meeting was held between Messrs. Yanney, Billings and Hendrix on July 24, 2003 in Washington, and they were joined by George Krauss, a manager of America First Companies, and Jack Cassidy and Maurice Cox of America First Companies. The possibility of a merger was discussed further, although no specific terms were considered. Mr. Billings did suggest that if the Partnership and the REIT were merged that it would be feasible for the REIT to successfully offer additional shares of its stock. After that meeting, management of the General Partner, consisting principally of Lisa Roskens and Mark Hiatt with assistance from John Cassidy, Joseph Grego and other employees of America First Companies who are involved in the operation of the Partnership, continued to consider different approaches to enhance the value of the Partnership and the Units through additional growth, including the possible merger with the REIT. Because of the tax and accounting difficulties with issuing additional Units in the Partnership, management of the General Partner concluded that there were practical difficulties associated with issuing additional Units. In addition, management of the General Partner considered ways to immediately increase the assets and market capitalization of the Partnership so that it would be large enough to have a deeper and more stable market for its Units and a better chance of successfully issuing securities in the public markets. Management of the General Partner concluded that an effective strategy toward its goals was to merge the Partnership into the REIT.

        On August 13, 2003, the Board of Managers of America First Companies L.L.C. met and discussed the proposal from management to merge the Partnership into the REIT. At that meeting, the conclusions of management of the General Partner described above were discussed with the Board of Managers. No specific terms for such a merger were proposed, but preliminary pro forma financial information showing the results of a merger were discussed. These preliminary pro forma data assumed an exchange ratio based on the respective 30-day trailing average prices of the Units and the REIT stock which was 0.7189 shares per Unit. Management of the General Partner told the Board of Managers that in its evaluation of the merger proposal with management of the REIT, it had concluded that an exchange ratio determined in this manner would be acceptable. Because members of management proposing the merger could be viewed as having conflicts of interest with respect to the merger proposal, the Board of Managers decided to appoint the Partnership Special Committee to determine whether the Partnership should proceed with the proposed merger and, if so, to negotiate the terms and conditions of the merger on behalf of the Partnership. The Partnership Special Committee consisted of Martin Massengale (Chairman), Clayton Yeutter and Patrick Jung, each of whom was determined to be independent of the General Partner and America First Companies L.L.C. The Partnership was authorized to pay a fee of $10,000 to both Messrs. Yeutter and Jung for serving on the Partnership Special Committee, and $15,000 to Dr. Massengale for serving as the Chairman of the Partnership Special Committee. The Partnership Special Committee was authorized to engage legal counsel, investment banking firms and other experts it deemed necessary to advise it in connection with its duties.

        The Partnership Special Committee held its organizational meeting on August 13, 2003, during which it decided to hire legal counsel and a financial advisor to assist it with its consideration of the proposal to merge the Partnership into the REIT. After discussing firms known to its members, the Partnership Special Committee tentatively determined to engage the Salans law firm ("Salans") and Houlihan Lokey Howard & Zurkin ("Houlihan Lokey") and authorized Dr. Massengale to determine if Salans and Houlihan Lokey would be willing to serve as the legal counsel and financial advisor, respectively to the Partnership Special Committee. Dr. Massengale contacted Richard Salomon of Salans later that day regarding a possible engagement and also asked him to seek a proposal from Houlihan Lokey.

        On September 8, 2003, the Partnership Special Committee received a preliminary draft of a Merger Agreement prepared by the Kutak Rock LLP law firm ("Kutak Rock") in its capacity as counsel to America First Companies. The preliminary draft provided for (i) a merger of the Partnership into the REIT with the REIT being the surviving entity and the REIT's current officers and directors continuing to operate the REIT after the merger, (ii) Unit holders receiving an unspecified number of shares of REIT stock in exchange for their Units, and (iii) the General Partner receiving 1% of the total number of REIT shares to be issued in the merger in exchange for its 1% interest in the profits, losses and cash distributions of the Partnership. There was no provision for any cash payment contained in the preliminary draft of the Merger Agreement.

        On September 17, 2003, the Partnership Special Committee held a meeting by conference telephone call. Mr. Salomon of Salans was present at the meeting, and he briefed the members on their fiduciary duties and the legal framework for business combination transactions under Delaware law. The Partnership Special Committee also discussed a proposal from Houlihan Lokey for its engagement as financial advisor, its qualifications and proposed methodology. The Partnership Special Committee identified several issues presented by the September 8th draft of the Merger Agreement, including issues relating to the number of shares of REIT stock to be issued in exchange for Units and whether an exchange ratio based on the relative trading prices of the REIT stock and Units would be fair when compared to other measures of value such as underlying net asset values, funds from operations and the projections for the future prospects of each company. The Partnership Special Committee also noted that it would need additional information regarding the probable federal income tax consequences of the merger on Unit holders and asked Mr. Salomon to advise it in this regard. Finally, the Partnership Special Committee reviewed the terms of the REIT's then existing advisory agreement with the Advisor and considered the compensation currently paid by the Partnership to the General Partner compared with that paid to by the REIT to the Advisor. It was noted that the advisory agreement would remain in effect after the merger.

        On September 18, 2003, John Settineri, a tax partner with Salans, spoke by telephone with various attorneys with Kutak Rock and with Messrs. Cassidy and Hiatt regarding the probable federal income tax consequences of the merger for Unit holders. In a series of telephone calls over the next several weeks, Messrs. Cassidy and Hiatt discussed these tax issues with representative of Hunton & Williams LLP, which had been engaged as special tax counsel to the REIT, and representative of KPMG LLP, the independent accountants for both the REIT and the Partnership. On October 27, 2003, in a telephone conference with Mr. Salomon, Mr. Cassidy reported that as a result of these discussions, it was concluded that the merger would be a taxable transaction and that Units holders would realize a gain or loss on the transaction depending on their adjusted basis in their Units. Although, it was impossible to determine the amount of gain or loss that would be realized by any particular Unit holder, Mr. Cassidy preliminarily estimated that the average tax liability resulting from the merger would be approximately $0.26 per Unit assuming that the number of shares issued to Unit holders was based on the relative trading prices of the Units and the REIT stock. Mr. Cassidy also told Mr. Salomon that the REIT would consider paying additional merger consideration of $0.26 in cash in order to mitigate the tax costs of the merger for Unit holders.

        On October 28, 2003, a revised draft of the Merger Agreement was furnished to the Partnership Special Committee by Kutak Rock. This draft incorporated the concept of additional cash payments to Unit holders to offset some or all of the anticipated income tax liability that may be incurred by Unit holders as a result of the merger. The amount of the cash payment was not specified. In addition, Kutak Rock delivered a First Amended and Restated Advisory Agreement which had been entered into by the REIT on October 21, 2003 in order to lower the administrative fee paid to the Advisor with respect to Agency Securities. On October 30, Mr. Salomon advised General Partner management and Kutak Rock that following a planned meeting in early November, negotiations with the REIT Special Committees regarding the merger were expected to commence.

        Mr. Salomon and representatives of Houlihan Lokey discussed the terms of the October 28 draft of the Merger Agreement and the First Amended and Restated Advisory Agreement during a telephone call held on November 4, 2003 in preparation for a meeting with the Partnership Special Committee scheduled for November 7, 2003. The Partnership Special Committee met on November 7, 2003 with Mr. Salomon and reviewed the terms of the October 28 draft of the Merger Agreement and First Amended and Restated Advisory Agreement. The Partnership Special Committee discussed issues relating to the manner in which the number of shares to be issued in exchange for Units should be calculated, the amount of cash to be paid by the REIT as additional merger consideration, the amount of income tax liability for Unit holders would result from the merger, the differences in the fees under the First Amended and Restated Advisory Agreement compared to the those payable to the General Partner under the Partnership Agreement, the makeup of the REIT Board of Directors after the merger, and the nature and extent of the representations and warranties in the Merger Agreement. As a result of this meeting, Mr. Salomon spoke to the attorneys representing the REIT Special Committee on November 10, 2003, and advised them that the Partnership Special Committee had concerns with these aspects of the merger. Mr. Settineri spoke by telephone with Messrs. Cassidy and Hiatt on that date and indicated that the Partnership Special Committee did not necessarily agree with their estimate of the potential tax liability that could result to Unit holders from the merger.

        Over the period from November 12 to November 14, Salans and attorneys representing the REIT Special Committee provided comments on the October 28 draft of the Merger Agreement to Kutak Rock. Among other things, the attorneys representing the two special committees requested additional representations from each company, generally on environmental, contractual and tax matters and recommended materiality levels for representations and disclosures.

        On November 14, 2003, Kutak Rock delivered a revised draft of the Merger Agreement to the Partnership Special Committee. This draft contained a new provision allowing the REIT to pay cash, rather than to issue its shares, to any Unit holder who would be entitled to less that 100 shares of the REIT as a result of the merger. This provision had been requested by REIT management. In addition, the new draft made various alterations to the representations and warranties of the parties. The new draft of the Merger Agreement did not specify the number of REIT shares to be issued or cash paid in exchange for Units. Also on November 14, 2003, Houlihan Lokey distributed to the Partnership Special Committee and Salans a draft of its report of its analysis of the merger. In preparing its initial draft report, Houlihan Lokey assumed that the number of REIT shares to be issued to Units holders would reflect the then current ratio of the 30-day trailing prices of REIT shares and Units and a cash payment of $0.26 per Unit. Mr. Salomon and representatives of Houlihan Lokey spoke by telephone on November 16, 2003 to review the draft Houlihan Lokey report in preparation for a meeting of the Partnership Special Committee to be held on November 18, 2003.

        On November 18, 2003, the Partnership Special Committee held a meeting by means of a video conference. At this meeting, Houlihan Lokey made a presentation of the results of its initial analysis which compared valuations of the Partnership and the REIT using numerous methodologies. Houlihan Lokey answered questions from members of the Partnership Special Committee and Salans. Salans provided advice on the tax cost of the merger. As a result, the Partnership Special Committee determined that the terms of the Merger Agreement and the First Amended and Restated Advisory Agreement should (i) include cash consideration that reflected the Partnership Special Committee's view that the tax cost to some Unit holders could be up to $0.55 per Unit; (ii) reduce the .60% annual administrative fee payable under the First Amended and Restated Advisory Agreement for apartment complexes to the current administrative fee paid to the General Partner of .50% and (iii) fix the exchange ratio used to calculate the number of REIT shares to be issued for Units at ..80 to one, which the Partnership Special Committee considered to be reasonable because it represented a small premium over the ratio derived from the relative closing sale prices of the Units and REIT common stock over the 30 trading days immediately prior to the date of the meeting. The Partnership Special Committee also decided to withdraw any proposal to place an additional director on the REIT Board of Directors due to the fact that a majority of the REIT's directors were already independent under SEC and Nasdaq guidelines. Mr. Salomon was instructed to present these positions to the REIT Special Committee and its advisors.

        On November 19, 2003, Mr. Salomon contacted the attorneys representing the REIT Special Committee and outlined the Partnership Special Committee's three outstanding issues regarding the merger and requested a conference call as soon as possible to discuss these issues. Later that same day, the conference call was held. All members of the Partnership Special Committee participated, together with Mr. Salomon, Mr. Chris Croft from Houlihan Lokey, Mr. Steve Seline, the chairman of the REIT Special Committee, Mr. David Hefflinger, legal counsel to the REIT Special Committee and Mr. Steve Amen of Kutak Rock. Following these discussions, Mr. Seline proposed to (i) issue .79 shares of REIT stock and $0.39 in cash per Unit and (ii) seek to renegotiate the terms of the Advisory Agreement so that the base administrative fee paid to the Advisor with respect to apartment properties would be reduced from 0.60% per annum to 0.55% per annum.

        Upon conclusion of this call, the Partnership Special Committee met via conference call with Messrs. Salomon, Settineri and Croft to discuss the proposal made by Mr. Seline. It was concluded that Dr. Massengale should further negotiate the exchange ratio used to calculate the number of shares so that it would not, in any case, be below the ratio of 30 day trailing prices for the Units and REIT shares.

        On November 20, 2003, Dr. Massengale contacted Mr. Seline and negotiated a fixed exchange ratio of .7910 REIT shares per Unit. Dr. Massengale then spoke with Ms. Lisa Roskens, the President of America First Companies, who indicated a willingness on behalf of the Advisor to lower the administrative fee for non-Agency Security assets from 0.60% per annum to 0.55% per annum if the merger was completed. Later that day, the Partnership Special Committee and Mr. Salomon reconvened by telephone conference call and reviewed the proposals for merger consideration and the administrative fee. The Partnership Special Committee approved a fixed exchange ratio of .7910 to one without a minimum and asked Dr. Massengale, in conjunction with Mr. Seline, to continue to negotiate the Advisor's administrative fee with Ms. Roskens. On November 21, 2003, Dr. Massengale and Mr. Seline concluded negotiations with Ms. Roskens to reduce the administrative fee paid to the Advisor with respect to apartment properties from 0.60% per annum to 0.55% per annum effective at the time of the merger.

        On November 24, 2003, the Partnership Special Committee met by conference telephone call with Houlihan Lokey and Mr. Salomon. After reviewing the terms of the merger as negotiated to that point, principally, that the Unit holders would receive REIT shares in the fixed ratio of .791, with cash consideration of $0.39 per share, and a reduction in the annual administrative fee to be paid to the Advisor for assets other than Agency Securities to be reduced from 0.60% to 0.55% of assets, the Partnership Special Committee noted that the total merger consideration per Unit represented a premium of approximately 5.2% over the merger consideration that would result based on the relative closing sale prices of the Units and REIT common stock over the 30 trading days immediately prior to the date of the meeting. Houlihan Lokey advised the Partnership Special Committee that it was prepared to issue its opinion that the merger, as negotiated, was fair from a financial point of view to the Unit holders. The Partnership Special Committee then decided to recommend to the Board of Managers that the merger was advisable and in the best interests of the Partnership and the Unit holders. On November 24, 2003, the full Board of Managers of America First met via conference call to discuss the Partnership Special Committee's determinations regarding the merger. The Partnership Special Committee, through its chairman Martin Massengale, reported its determination that the terms of the merger were fair and in the best interests of the Unit holders. Among other things, Dr. Massengale reported that the Partnership Special Committee had received a written opinion from Houlihan Lokey that the consideration to be received by Unit holders in the merger was fair to the Unit holders from a financial point of view. The Board of Managers then adopted and approved the report of the Partnership Special Committee and deemed the merger to be advisable and in the best interest of the Partnership and its Unit holders, and voted to recommend that the Unit holders ratify, adopt and approve the merger at the Partnership special meeting. The Board of Managers then authorized the Partnership to enter into the Merger Agreement and to take all actions necessary to complete the merger, including soliciting proxies of Unit holder for use at the Partnership special meeting.

        During January 2004, John Cassidy and Maurice Cox, the President and Chief Executive Officer of the REIT and the Executive Vice President-Investor Relations of the REIT, held various discussions with the transfer agent for the Units and, as a result of these discussions, determined that it would not be practical to try to cash out any Unit holder who would be entitled to fewer than 100 shares of the REIT's common stock as a result of the merger. On January 29, 2004, Messrs. Cassidy and Cox contacted Lisa Roskens, the President and Chief Executive Officer of America First and proposed an amendment to the merger agreement in order to eliminate this provision. Ms. Roskens reported the proposal to the Partnership Special Committee at a meeting held on February 3, 2004. The Partnership Special Committee agreed to the proposed amendment to the merger agreement and recommended it to the entire Board of Managers of America First Companies at a meeting held later that day. The

America First Companies Board of Managers voted unanimously to approve the amendment to the merger agreement.

Opinion of the Financial Advisor to the Partnership Special Committee

        On November 24, 2003, Houlihan Lokey rendered its opinion to the Partnership Special Committee that, as of such date and based upon and subject to the matters and assumptions contained in such opinion, the consideration to be received by the Unit holders in connection with the merger was fair to them from a financial point of view. At the request of the Partnership Special Committee, Houlihan Lokey's written opinion was addressed to the entire Board of Managers.

        The complete text of Houlihan Lokey's opinion is attached hereto as Appendix C and the following is only a summary of the opinion. Unit holders are urged to read the opinion carefully in its entirety for a description of the procedures followed, the limitations on the review made, the factors considered and the assumptions made by Houlihan Lokey The opinion was provided for the information and assistance of the Partnership Special Committee in connection with its consideration of the merger and does not constitute a recommendation as to how Unit holders should vote on the merger.

        Houlihan Lokey's opinion and analyses were only one of many factors considered by each of the Partnership Special Committee and the Board of Managers in its evaluation of the merger and should not be viewed as determinative of the views of the Partnership Special Committee, the Board of Managers, or of management with respect to the merger.

        Houlihan Lokey's opinion addresses only the fairness, from a financial point of view, of the consideration to be received by the Unit holders in connection with the merger. Houlihan Lokey's opinion does not address the Partnership's underlying business decision to merge with the REIT or the tax consequences of the merger to any Unit holder. Furthermore, the opinion does not address, and makes no representations or estimates of, the potential trading prices of the REIT's common stock following the consummation of the merger. The terms of the Merger Agreement and of the Advisory Agreement were arrived at by negotiation between the Partnership Special Committee and the REIT Special Committee. Houlihan Lokey was not asked to, and did not, participate in those negotiations, nor did Houlihan Lokey advise the Partnership Special Committee with respect to alternatives to the merger. Houlihan Lokey was not asked to, and did not, express any opinion as to the fairness of any aspect of the Advisory Agreement or the merger other than the consideration to be received by the Unit holders as expressly addressed in its opinion.

        In connection with its opinion, Houlihan Lokey has made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. No restrictions or limitations were imposed on the analyses described below. Among other things, Houlihan Lokey:

  1.
  reviewed the Partnership's and the REIT's audited financial statements for the years ended December 31, 1999, 2000, 2001 and 2002, and quarterly reports on Form 10-Q for the three quarters ended September 30, 2003, which management identified as being the most current financial statements available;

  2.
  met with certain members of the senior management of the Partnership, the REIT and America First Companies L.L.C. to discuss the operations, financial condition, future prospects and projected operations and performance of the Partnership and the REIT;

  3.
  visited certain facilities of the Partnership and the REIT;

  4.
  reviewed the pro-forma capital structure of the REIT, including the combination of the Partnership's assets, liabilities and operations;

  5.
  reviewed forecasts and projections prepared by the Partnership's and the REIT's management with respect to the Partnership and the REIT for the years ended December 31, 2003 through 2008;

  6.
  reviewed the Amended and Restated Agreement of Limited Partnership of the Partnership, dated December 31, 2000, including the rights and privileges of the holders of the Units and the General Partner, and the fee arrangement between the Partnership and the General Partner;

  7.
  reviewed the Agreement and Plan of Merger by and among the Partnership and the REIT, dated November 24, 2003;

  8.
  reviewed the advisory agreement by and between the REIT and America First Apartment Advisory Corporation, dated as of June 18, 2002, and the draft Advisory Agreement;

  9.
  held discussions with the Partnership Special Committee and its counsel relating to the negotiation of the proposed merger;

  10.
  reviewed the Partnership's and the REIT's ten year projections of each property, which were prepared in connection with an internal appraisal of each property;

  11.
  reviewed the presentation to the special committees of both of the Partnership and the REIT dated August 26, 2003;

  12.
  reviewed certain publicly available financial data, including current and historical equity trading prices for the Partnership and for certain partnerships that they deemed comparable to the Partnership, and for certain real estate investment trusts they deemed comparable to the REIT;

  13.
  reviewed publicly available prices and premiums or discounts paid in transactions that they considered similar to the merger and for partnerships and real estate investment trusts they deemed similar to the Partnership and the REIT; and

  14.
  conducted other studies, analysis, and inquiries, as they deemed appropriate.

        In connection with its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the financial forecasts and projections provided to it were reasonably prepared and reflected the best currently available estimates of the future financial results and condition of the Partnership and the REIT, and that there has been no material change in the assets, financial condition, business or prospects of the Partnership or the REIT since the date of the most recent financial statements made available to it.

        Houlihan Lokey did not independently verify the accuracy and completeness of the information supplied to it with respect to the Partnership and the REIT did not assume any responsibility with respect to it. Houlihan Lokey did not make any detailed physical inspections or independent appraisal of any of the properties or assets of the Partnership or the REIT. Houlihan Lokey's opinion was necessarily based on the business, economic, market and other conditions as they existed on, and could be evaluated by Houlihan Lokey, on the date of its opinion.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The following summarizes the material methodologies utilized by Houlihan Lokey in rendering its fairness opinion. The summary does not purport to be a complete statement of the analyses and procedures applied, the judgments made or the conclusion reached by Houlihan Lokey or a complete description of its presentation. Houlihan Lokey believes, and so advised the Partnership Special Committee, that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete view of the process underlying its analyses and opinions. Houlihan Lokey did not attempt to assign specific weights to particular analyses; instead, it made its determination as to fairness based on its experience and professional judgment after considering the results of all of its analysis.

        In its analyses, Houlihan Lokey made numerous assumptions with respect to the Partnership, the REIT, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Partnership. The estimates and forecasts contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities are not appraisals. For all these reasons, such analyses, estimates and forecasts are inherently subject to substantial uncertainty and none of the Partnership, the REIT, Houlihan Lokey or any other person assumes responsibility if future results or values are materially different from those contained in such analyses, estimates and forecasts. No company or transaction used in the analyses below as a comparison are directly comparable to the Partnership, the REIT or the merger.

        The methodologies used by Houlihan Lokey in assessing the fairness of the consideration to be received by Unit holders in connection with the merger provided an estimate as to the value of the Units and the value of the consideration to be received by the Unit holders in the merger, thus establishing a basis for comparison. The order of the analyses described does not represent relative importance or weight given to those analyses by Houlihan Lokey. To the extent that any of the following quantitative information was derived from market data, the market data used existed on or before the date of the opinion and may not be indicative of current market conditions.

        In arriving at a value for the Units, Houlihan Lokey performed the following analyses:

          1.     Houlihan Lokey noted the current range of trading values for the Units. The average of the closing prices for the Units for the twenty trading days ending on November 19, 2003 was $8.06 per Unit.

          2.     Houlihan Lokey noted that the implied enterprise value (defined as equity plus debt minus cash) of the Partnership was $107.7 million based on the market price of $8.13 per Unit as of November 18, 2003.

          3.     Houlihan Lokey independently valued the Partnership using the market multiple method. The publicly traded partnerships utilized in the market multiple methodology are listed below:

  America Real Estate Partners                             Newhall Land & Farming

  Hallwood Realty Partners                                    New England Realty Associates L.P.

  Heartland Partners

  After observing certain metrics of the comparable partnerships, Houlihan Lokey selected multiples of net operating income (defined as earnings before interest, taxes, depreciation and amortizations), funds from operation (defined as net income excluding non-recurring or one-time charges plus depreciation and amortization) and dividend yields in the ranges of 8.5% to 9.5%, 8.5 times to 9.5 times and 8.25% to 8.75%, respectively. This methodology yielded enterprise values for the Partnership in the range of $104.8 million to $112.0 million.

          4.     Houlihan Lokey independently valued the Partnership using the net asset value method. After discussions with the Partnership's management and visiting certain properties, Houlihan Lokey estimated the underlying value of each of the Partnership's properties by applying a risk and market based capitalization rate to the projected 2003 net operating income for such property. The capitalization rates varied by property and ranged from 8.6% to 10.0%. Houlihan Lokey then applied a blended capitalization rate of 9.0% to the projected 2003 net operating income from the Partnership's entire real estate portfolio. This methodology yielded enterprise values for the Partnership in the range of $109.46 million to $110.3 million.

Based on these analyses, Houlihan Lokey concluded that the independent enterprise value range for the Partnership is $105.0 million to $111.0 million, which represents a per Unit value range of $7.74 to $8.62

        In arriving at the value of the consideration to be received by the Unit holders in the merger, Houlihan Lokey performed the following analyses:

          1.     Houlihan Lokey noted the current range of trading values for the REIT common stock. The average of the closing prices for the REIT common stock for the twenty trading days ending on November 19, 2003 was $10.25 per share.

          2.     Houlihan Lokey noted that the implied enterprise value of the REIT was $116.9 million based on the market price of $10.0 per share of REIT common stock as of November 13, 2003.

          3.     Houlihan Lokey independently valued the REIT using the market multiple method. The publicly traded real estate investment trusts utilized in the market multiple methodology are listed below:

Amli Residential Properties Trust	Mid-America Apartment Communities Inc.
Bnp Residential Properties Inc.	Post Properties Inc.
Cornerstone Realty Income Trust Inc.	Roberts Realty Investors Inc.
Associated Estates Realty Corp.	Town & Country Trust
Gables Residential Trust

  After observing certain metrics of the comparable real estate investment trusts, Houlihan Lokey selected multiples of net operating income, funds from operation and dividend yields in the ranges of 8.0% to 9.0%, 8.0 times to 9.0 times, and 7.5% to 8.0%, respectively. This methodology yielded enterprise values for the REIT in the range of $116.4 million to $124.2 million.

          4.     Houlihan Lokey independently valued the REIT using the net asset value method. After discussions with the REIT's management and visiting certain properties, Houlihan Lokey estimated the underlying value of each of the REIT's properties by applying a risk and market based capitalization rate to the projected 2003 net operating income for such property. The capitalization rates varied by property and ranged from 7.35% to 10.6%. Houlihan Lokey then applied a blended capitalization rate of 9.25% to the projected 2003 net operating income from the REIT's entire real estate portfolio. This methodology yielded enterprise values for the REIT in the range of $140.4 million to $148.9 million.

  Based on these analyses, Houlihan Lokey concluded that the independent enterprise value range for the REIT is $128.0 million to $137.0 million, which represents a per share value range of $12.19 to $13.97. Houlihan Lokey noted that the proposed exchange ratio of .7910 compares favorably to the implied exchange ratio of .6254 based on its independent valuation.

          5.     Houlihan Lokey considered the relative contributions for the twelve months ended September 30, 2003 and for the projected twelve months ending December 31, 2003 and 2004 to the combined rental revenues, net operating income, funds from operations and net income of the Partnership and the REIT for such periods. The Partnership's contributions to these amounts ranged from 33.1% to 90.9% depending on the measure. Houlihan Lokey then compared these relative contribution percentages to the approximately 51.7% of the REIT that the Unit holders would own after the merger.

          6.     Houlihan Lokey conducted a public float and liquidity analysis which compared selected publicly traded partnerships with selected publicly traded real estate investment trusts. The differential in liquidity is reflected in the following chart:

				Avg. Daily Volume/Shares
	Avg. Daily Volume/Public Float			Outstanding
	Mean		Median	Mean		Median
Limited Partnerships	0.35%		0.40%	0.30%		0.39%
Real Estate Investment Trusts	0.33%		0.30%	0.31%		0.28%
The Partnership		0.11%			0.11%
The REIT		0.17%			0.16%

  In the course of this public float and liquidity analysis, Houlihan Lokey also discovered that publicly traded real estate investment trusts tend to have more analyst coverage and a higher percentage of institutional ownership than publicly traded limited partnerships.

          7.     Houlihan Lokey reviewed and compared the financial terms of the proposed Advisory Agreement with that of the existing financial arrangements with the General Partner under the Partnership Agreement as well as with the advisory agreements of other externally managed publicly traded real estate investment trusts. The externally managed publicly traded real estate investment trusts whose advisory agreements were reviewed are listed below:

  Corporate Property Associates 14                   National Health Realty

  HMG Courtland Properties                              Universal Health Realty Income Trust

  HRPT Properties Trust                                      Wells REIT

  Senior Housing Properties Trust

        Houlihan Lokey concluded that the terms, conditions and structure of these advisory agreements of other externally managed publicly traded real estate investment trusts varied widely and that none were directly analogous to those of the existing and proposed Advisory Agreement. Accordingly, Houlihan Lokey focused on the expected financial impact of the amendments which would be effected by the proposed Advisory Agreement. This analysis was only one component which Houlihan Lokey considered as part of its overall assessment of the fairness of the consideration to be received by the Unit holders. In making its fairness assessments, Houlihan Lokey does not assign particular values or weights to the individual components of its analysis.

        Houlihan Lokey is a nationally recognized investment banking firm with special expertise in, among other things, valuing businesses and securities and rendering fairness opinions. Houlihan Lokey is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, private placements of debt and equity, corporate reorganizations, employee stock ownership plans, corporate and other purposes. The Partnership Special Committee selected Houlihan Lokey because of its experience and expertise in performing valuation and fairness analyses. Houlihan Lokey does not beneficially own nor has it ever beneficially owned any interest in the Partnership, the General Partner or the REIT. Furthermore, Houlihan Lokey has no agreement or understanding to provide additional services to the General Partner, the Partnership or the REIT beyond the scope of this fairness opinion.

        Houlihan Lokey does not make a market in the Units or in the publicly traded securities of any entity affiliated with America First Companies L.L.C. Houlihan Lokey is engaged, from time to time, to provide financial advice to a variety of public and private entities and persons. Houlihan Lokey rendered advice to a special committee of independent directors of the America First Companies Board of Managers in connection with the merger of the REIT and its predecessor partnership in 2002.

        The Partnership has agreed to pay Houlihan Lokey a fee of $240,000 and to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses incurred in connection with the rendering of a fairness opinion, including Houlihan Lokey's reasonable expenses of legal counsel. No portion of the fee is contingent upon approval or completion of the merger or other transactions discussed in this Prospectus. The Partnership has further agreed to indemnify Houlihan Lokey against certain liabilities and expenses related to or arising in connection with the rendering of its services, including liabilities under the federal securities laws.

Fairness Determination of the REIT's Board of Directors

        The Board of Directors of the REIT, including the REIT Special Committee, believes that the terms of the merger are fair and beneficial to the stockholders of the REIT. The Board of Directors and the REIT Special Committee based their determination on the following:

  •
  The exchange ratio negotiated with the Partnership Special Committee to determine the number of shares of the REIT's common stock issued for each Unit in the merger approximated the relative prices of the Units and the REIT's common stock on the Nasdaq stock market from October 14, 2003 to November 24, 2003, which were the 30 trading days prior to the date of the Merger Agreement;

  •
  The merger is expected to be accretive to the REIT's book value per share, increasing it from $9.53 per share to $9.86 per share;

  •
  The REIT's increased size would better position it to raise additional equity capital and to acquire additional real estate assets;

  •
  The current equity market capitalization of the REIT would be expected to approximately double to approximately $120 million, and the trading volume of the REIT common stock would be expected to increase;

  •
  The number of REIT properties would increase from 15 to 29 and the number of apartment units owned by the REIT would increase from 3,335 to 6,118 and states in which the properties are located would diversify from 7 to 11;

  •
  The REIT's ratio of debt, net of cash, to assets would decrease from 48% to 43%;

  •
  The expected annual general and administrative cost savings to the REIT through elimination of duplicative costs; and

  •
  The Advisor's agreement to lower its administrative fee with respect to assets other than Agency Securities from 0.60% per annum to 0.55% per annum (8.3%) and the already lower fee charged with respect to Agency Securities;

        The Board of Directors and the REIT Special Committee have also considered the opinion of FBR described under "Opinion of the Financial Advisor to the REIT Special Committee," below. In making its decision to proceed with the merger, the Board of Directors and the REIT Special Committee also considered, among other things, the following factors, each of which could be negative to stockholders of the REIT:

  •
  If the assets acquired from the Partnership in the merger do not generate sufficient cash flow to pay the principal and interest on the debt assumed from the Partnership in the merger, then cash available for further investment and for distribution by the REIT to its stockholders could decrease;

  •
  A higher percentage of the Partnership's borrowings bear interest at adjustable rates. Therefore, as a result of the merger, the REIT will have an increased exposure to fluctuations in interest rates;

  •
  There will be a substantial dilution of the voting and percentage ownership of the REIT by its existing stockholders as a result of the merger;

  •
  Uncertainty regarding how the proposed transaction would affect the market price of the REIT common stock before and after completion of merger;

  •
  the use of REIT common stock, which traded at a multiple of earnings lower than the average at which securities of other apartment real estate investment trusts traded;

  •
  The REIT and the Partnership are affiliated entities because certain individuals serve as executive officers or directors of both companies. These common executive officers and directors participated in the initial evaluation of whether or not the REIT and the Partnership should merge before the appointment of the REIT Special Committee; and

  •
  Some of the individuals proposing the merger have ownership interests in America First Companies and this created a conflict of interest because affiliates of America First Companies may realize larger fees, an earn fees for a longer period of time, if the merger is completed. Therefore, these individuals had an potential economic incentive to propose the merger that is different from the interests of the stockholders.

        Background.    On June 16, 2003, Michael Yanney, the Chairman of the REIT, met with Mr. Eric Billings and Mr. Rick Hendrix of Friedman, Billings, Ramsey & Co. Inc. in Washington, D.C. and discussed ideas for allowing the REIT to raise additional equity capital and continuing to grow. Among other things, they discussed merging the Partnership into the REIT as a possible way to solve certain of the difficulties perceived with offering additional shares of a REIT with a small retail-based market capitalization. A follow-up meeting was held between Messrs. Yanney, Billings and Hendrix on July 24, 2003 in Washington, and they were joined by George Krauss, a director of the REIT, Jack Cassidy, the President and Chief Executive Officer of the REIT and Maurice Cox of the Executive Vice President-Investor Relations of the REIT. The possibility of a merger was discussed further, although no specific terms were considered. Mr. Billings did suggest that if the Partnership and the REIT were merged that it would be feasible for the REIT to successfully offer additional shares of its stock. After that meeting, management of the REIT, consisting principally of John Cassidy, Mark Hiatt and Lisa Roskens, with the assistance of Joseph Grego and other employees of America First Companies who are involved in the operation of the REIT, continued to consider different approaches to enhance the ability of the REIT to raise additional equity capital that it could use to acquire additional multifamily apartment properties and Agency Securities on a leveraged basis. In the view of management, the REIT needs to substantially increase its assets and the number of shares of its common stock outstanding in order to make its stock more attractive to institutional investors and investment bankers and that until it does so it will be very difficult for the REIT to raise additional equity in the public markets. Additional benefits identified by management from increasing the amount of the REIT's assets include spreading administrative costs over a larger revenue base and reducing risks associated with the market demand for apartments by increasing the geographic diversification of its assets into different areas of the country. Management of the REIT also believed that by increasing the number of its shares outstanding, that it may reduce price volatility for the REIT's common stock which is attributable to low trading volume. Management of the REIT concluded that an effective strategy toward its goal of significantly increasing in size was to merge the Partnership into the REIT.

        On August 7, 2003, the Board of Directors of the REIT met and discussed the proposal from management to merge the Partnership into the REIT. At that meeting, the conclusions of the management described above were discussed with the Board of Directors. No specific terms for such a merger were proposed, but preliminary pro forma financial information showing the results of a merger were discussed. These preliminary pro forma data assumed an exchange ratio based on the respective 30-day trailing average prices of the Units and the REIT stock which was 0.7189 shares per Unit. REIT management told the Board of Directors that in its evaluation of the merger proposal with management of the General Partner, it had concluded that an exchange ratio determined in this manner would be acceptable. Because members of management proposing the merger could be viewed as having conflicts of interest with respect to the merger proposal, the Board of Directors decided to appoint the REIT Special Committee to determine whether the REIT should proceed with the proposed merger and, if so, to negotiate the terms and conditions of the merger on behalf of the REIT. The REIT Special Committee consisted of Steven Seline (Chairman), George Janzen, Gregor Medinger and John Miller, each of whom was determined to be independent of the REIT and America First Companies L.L.C. The REIT was authorized to pay a fee of $10,000 to both Messrs. Janzen, Medinger and Miller for serving on the REIT Special Committee, and $15,000 to Mr. Seline for serving as the Chairman of the REIT Special Committee. The REIT Special Committee was authorized to engage legal counsel, investment banking firms and other experts it deemed necessary to advise it in connection with its duties.

        The REIT Special Committee retained McGrath North Mullin & Kratz, PC LLO ("McGrath") as its legal counsel for the proposed merger. At the REIT Special Committee meeting on September 17, 2003, the members were briefed by Mr. David Hefflinger of McGrath on their fiduciary duties and the legal framework for business combination transactions under Maryland law. Mr. Hefflinger described the importance of the independence of the REIT Special Committee, the authority of the REIT Special Committee, the need for each member of the REIT Special Committee to be informed, and the authority of the REIT Special Committee to select legal and financial advisors for assistance in the discharge of the REIT Special Committee duties. The REIT Special Committee also discussed the need for an independent financial advisor with experience in the real estate investment trust industry to advise it.

        The REIT Special Committee engaged Friedman, Billings, Ramsey & Co., Inc. ("FBR") as its financial advisor on October 22, 2003. The REIT Special Committee selected FBR because of its experience, expertise and reputation in the financial services sector, including the real estate investment trusts industry. The REIT Special Committee requested that FBR evaluate whether or not the merger consideration to be paid by the REIT in the proposed merger was fair from a financial point of view to the stockholders of the REIT.

        On October 30, Mr. Hefflinger advised REIT management and Kutak Rock that following a planned meeting in early November, negotiations with the Partnership Special Committees regarding the merger were expected to commence.

        On November 10, 2003, Mr. Hefflinger spoke with the attorney representing the Partnership Special Committee who advised him that the Partnership Special Committee had identified issues regarding the terms of the proposed merger.

        At the REIT Special Committee meeting on November 11, 2003, FBR presented an overview of the real estate investment trust industry and discussed alternatives for increasing the size of the REIT and its equity market capitalization. FBR reported that while real estate investment trust securities are trading at all time highs, the REIT and Partnership securities were trading at multiples below the trading multiples of other multi-family real estate investment trusts. FBR attributed the low trading multiple to the REIT's relatively small size and market capitalization. The growth alternatives for the REIT discussed were:

  •
  increasing the REIT's market capitalization and property portfolio by acquisitions; and

  •
  growth by raising equity capital and purchasing properties.

        FBR described the benefits for smaller companies, such as the REIT, to achieve growth by acquisition as compared to raising capital through equity offerings and purchasing individual properties. FBR indicated that equity capital was relatively expensive for the REIT since its common stock traded at a low price/earnings multiple. FBR discussed the difficulty for the REIT to find another candidate for acquisition with the size of the Partnership on terms acceptable to the REIT. FBR also discussed the advantages of the REIT having a market capitalization in excess of $100 million, thereby increasing institutional investors' interest in its securities and providing the combined company with additional strategic alternatives to achieve growth.

        FBR also discussed terms of a merger with the Partnership. FBR advised that an exchange ratio using recent 30-day trailing stock prices of .776 of a share of common stock of the REIT plus a cash payment of $.26 per Unit to offset the estimated tax which would be incurred by Unit holders in the merger, appeared to be non-dilutive to the combined company earnings. McGrath was directed by the REIT Special Committee to proceed with negotiations of the Merger Agreement with the Partnership Special Committee and its advisors.

        On November 12, 2003, a revised draft of the Merger Agreement, dated October 28, 2003, was furnished to the REIT Special Committee by McGrath. This draft incorporated the concept of additional cash payments to Unit holders to offset some or all of the anticipated income tax liability that may be incurred by Unit holders as a result of the merger. The amount of the cash payment was not specified.

        Over the period from November 12 to November 14, 2003, McGrath and the attorneys representing the Partnership Special Committee provided comments on the provisions of the October 28 draft of the Merger Agreement to Kutak Rock. Among other things, the attorneys representing the two special committees requested additional representations from each company, generally on environmental, contractual and tax matters and recommended materiality levels for representations and disclosures. On November 14, 2003, Kutak Rock delivered a revised draft of the Merger Agreement to the REIT Special Committee. This draft contained a new provision allowing the REIT to pay cash, rather than to issue its shares, to any Unit holder who would be entitled to less that 100 shares of the REIT as a result of the merger and made various alterations to the representations and warranties of the parties. The new draft of the Merger Agreement did not specify the number of REIT shares to be issued or cash paid in exchange for Units.

        On November 19, 2003 Mr. Hefflinger was contacted by the attorney representing the Partnership Special Committee who indicated that the Partnership Special Committee was requesting a conference call in order to discuss issues relating to the (i) exchange ratio used to determine the number of REIT shares to be issued for Units, (ii) the amount of the cash portion of the merger consideration and (iii) the administrative fee to be paid to the Advisor after completion of the merger.

        The REIT Special Committee met later in the day and discussed, with consultation from McGrath and FBR, whether various cash and exchange ratio combinations would be accretive or dilutive to the combined company earnings and related issues. The REIT Special Committee authorized Mr. Seline to propose an exchange ratio of 0.79 shares of REIT stock per Unit, which it considered to be reasonable because it approximated the relative closing sale prices of the Units and REIT common stock over the 30 trading days immediately prior to the date of the meeting and would not cause the merger to be dilutive to the REIT's existing stockholders. The REIT Special Committee also authorized Mr. Seline to propose additional cash consideration of $0.39 per Unit, which the REIT Special Committee considered to be a reasonable estimate of the average income tax liability per Unit that would result from the merger. Shortly after adjournment of this meeting on November 19, 2003, the members of the REIT Special Committee, along with McGrath and FBR, held a telephone conference with the Partnership Special Committee and its financial advisor and legal counsel and Kutak Rock. Mr. Seline proposed merger consideration of $.39 and a fixed exchange ratio of 0.79 shares per Unit to the Partnership Special Committee. The Partnership Special Committee advised the REIT Special Committee that it would consult with its advisors and respond to the proposal. Both committees also discussed the need to reduce the administrative fees to be paid to the Advisor by the combined company following the merger and authorized their respective chairmen to discuss those fees with the Advisor.

        At a meeting on November 20, 2003, Mr. Seline reported to the REIT Special Committee that the Partnership Special Committee would agree to the $0.39 cash payment per Unit but that they were still considering the appropriate exchange ratio. After discussion with FBR and McGrath, Mr. Seline was authorized to propose merger consideration of $0.39 and a fixed exchange ratio of 0.791 shares per Unit. Later that day, the chairman of the Partnership Special Committee contacted Mr. Seline in order to negotiate the exchange ratio. As a result of this call, they agreed to fix the exchange ration at .7910 shares of REIT stock per Unit. On the afternoon of November 20, Mr. Seline reported to the REIT Special Committee, FBR and McGrath that the Partnership Special Committee had accepted the proposed merger consideration subject to the review and the opinion of its financial advisor. Mr. Seline also reported that he and the chairman of the Partnership Special Committee had met with Lisa Roskens, the President of America First Companies, who had agreed to reduce the administrative fee paid to the Advisor for non-Agency Security assets from 0.60% per annum to 0.55% per annum if the merger was completed.

        On November 25, 2003, the REIT Special Committee met and reviewed the terms of the Merger Agreement and the related documents with McGrath and FBR. At the meeting, McGrath reviewed the terms of the Merger Agreement. FBR presented an overview of the proposed merger and background information on the companies. FBR reviewed with the REIT Special Committee its financial analysis relating to the proposed merger and responded to questions from the REIT Special Committee regarding the manner and conclusion of its analysis. Following its presentation, FBR delivered its oral opinion to the REIT Special Committee that, as of that date, based upon and subject to the assumptions, factors and limitations to be set forth in its written opinion (a draft of which had been provided to the REIT Special Committee), the exchange ratio of 0.791 shares of common stock of the REIT per Unit and cash consideration of $0.39 per Unit was fair, from a financial point of view, to the stockholders of the REIT. After full discussion and consideration, the REIT Special Committee unanimously voted to recommend to the REIT Board of Directors that:

  •
  the Merger Agreement and the transactions contemplated thereby were in the best interests of the stockholders of the REIT; and

  •
  the merger, the Merger Agreement and the transactions contemplated thereby be approved and recommended to the REIT stockholders.

        On November 25, 2003, the full Board of Directors of the REIT met via conference call to discuss the REIT Special Committee's determinations regarding the merger. The REIT Special Committee, through its chairman Steven Seline, reported its determination that the terms of the merger were fair and in the best interests of stockholders. Among other things, Mr. Seline reported that the REIT Special Committee had received a written opinion from FBR that the consideration to be paid in the merger was fair to the stockholders from a financial point of view. The Board of Directors then adopted and approved the report of the REIT Special Committee and deemed the merger to be advisable and in the best interest of the REIT and its stockholders, and voted to recommend that the stockholders ratify, adopt and approve the merger at the REIT annual meeting. The Board of Directors then authorized the REIT to enter into the Merger Agreement and to take all actions necessary to complete the merger, including soliciting proxies of stockholders for use at the REIT annual meeting.

        During January 2004, John Cassidy and Maurice Cox, the President and Chief Executive Officer of the REIT and the Executive Vice President-Investor Relations of the REIT, held various discussions with the transfer agent for the Units and, as a result of these discussion, determined that it would not be practical to try to cash out any Unit holder who would be entitled to fewer than 100 shares of the REIT's common stock as a result of the merger. On February 9, 2004, Mr. Cassidy reported to the

REIT Special Committee that management of the REIT was suggesting that the merger agreement be amended to eliminate this provision. At a meeting held on February 10, 2004, the REIT Special Committee agreed to the proposed amendment to the merger agreement and recommended it to the entire Board of Directors of the REIT. At a meeting held later that day, the REIT's Board of Directors voted unanimously to approve the amendment to the merger agreement.

Opinion of the Financial Advisor to the REIT Special Committee

        On October 22, 2003, the REIT Special Committee retained FBR to act as its financial advisor in connection with the proposed merger. As part of the engagement, the REIT Special Committee requested that FBR deliver an opinion as to whether the merger consideration to be paid by the REIT in the proposed merger was fair from a financial point of view to the holders of the REIT's common stock. At the meeting of the REIT Special Committee on November 25, 2003, FBR made a presentation of certain financial analyses of the merger, as summarized below, and rendered its oral opinion to the REIT Special Committee (subsequently confirmed in writing) that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its written opinion, the merger consideration in the proposed merger was fair from a financial point of view to the holders of the REIT's common stock.

        The full text of the opinion of FBR, dated November 25, 2003, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by FBR in rendering its opinion, is attached as Appendix D to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. The following is only a summary of the opinion. Stockholders of the REIT are urged to read the entire opinion carefully. The FBR opinion was prepared for, and is addressed to, the REIT Special Committee and is directed to the fairness, from a financial point of view, of the merger consideration in the proposed merger. The FBR opinion does not address the merits of the underlying decision by the REIT to engage in the proposed merger, as compared to any alternate business transaction that might be available to the REIT, and does not constitute a recommendation to any holder of the REIT's common stock as to how any such stockholder should vote with respect to the proposed merger or any other matter.

        In furnishing its opinion, FBR did not admit that it is an expert within the meaning of the term "expert" as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

        In connection with rendering its opinion, FBR, among other things:

          1.     Reviewed publicly available business and financial information relating to the REIT and the Partnership that FBR deemed relevant;

          2.     Reviewed certain information, including financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of the REIT and the Partnership, as well as the lower legal and accounting fees and other costs associated with preparing audited financial statements and SEC reports for one entity rather than the two existing entities (the "Expected Synergies") furnished to FBR by the REIT and the Partnership, respectively, in the expected aggregate amount of approximately $200,000 annually;

          3.     Conducted discussions with members of senior management of the REIT and the Partnership concerning the matters described in clauses 1 and 2 above, as well as the respective businesses and prospects before and after giving effect to the merger and the Expected Synergies;

          4.     Reviewed the market prices and valuation multiples of the REIT and the Partnership (on an "as converted" basis) and compared them with certain other companies that FBR deemed to be relevant;

          5.     Reviewed the results of operations of the REIT and the Partnership and compared them with certain other companies that FBR deemed relevant;

          6.     Compared the proposed financial terms of the merger with the financial terms of certain other transactions that FBR deemed to be relevant;

          7.     Reviewed the potential pro forma impact of the merger, before and after giving effect to the Expected Synergies;

          8.     Reviewed a draft dated November 24, 2003 of the Merger Agreement; and

          9.     Reviewed such other financial studies and analysis and took into account such other matters as FBR deemed necessary, including an assessment of general economic and market conditions.

        In preparing the opinion, FBR assumed and relied, with the consent of the REIT Special Committee, on the accuracy and completeness of all information supplied or otherwise made available to them, discussed with or reviewed by or for them, or publicly available, and FBR did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of any of the assets or liabilities (including any derivative or off-balance-sheet assets and liabilities) of the REIT or the Partnership, or any of their respective subsidiaries, and they were not furnished with any such evaluation or appraisal, nor have they evaluated the solvency or fair value of the REIT or the Partnership under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, FBR did not make, nor have they engaged an independent third party to make, an independent evaluation or appraisal of the combined entity and accordingly FBR expresses no opinion as to the future prospects, plans or viability of the combined entity. FBR did not conduct any physical inspection of the properties or facilities of the REIT or the Partnership other than certain limited site visits. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with FBR by the REIT or the Partnership, FBR assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the REIT's or the Partnership's management as to the expected future financial performance of the REIT or the Partnership, as the case may be, and the Expected Synergies. FBR further assumed that the merger will be accounted for using the purchase method of accounting under GAAP and that it will qualify as a taxable transfer of assets for U.S. federal income tax purposes. FBR also assumed that the final form of the Merger Agreement was substantially similar to the last draft reviewed by them.

        The FBR fairness opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated, and on the information made available to FBR as of the date of the opinion. FBR assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. FBR also assumed, in all respects material to its analysis, that the merger will be consummated as described in the Merger Agreement, that all representations and warranties of each party contained in the Merger Agreement are true and correct, that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties to the Merger Agreement and that all conditions to the consummation of the merger will be satisfied without the waiver of any of such conditions. Further, FBR is not a legal, tax or regulatory expert and has relied upon, without assuming any responsibility for the independent verification of, or liability for, such analysis, the assessment of the REIT's legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the merger.

        At the November 25, 2003 meeting of the REIT Special Committee, FBR made a presentation of certain financial analyses of the proposed merger. The following is a summary of the material analyses contained in the presentation that was delivered to the REIT Special Committee. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 25, 2003 and is not necessarily indicative of current market conditions. In undertaking the quantitative analysis performed by FBR, the following was performed:

  1)
  FBR reviewed the 30 day average closing trading price of the REIT ($10.18) and the Partnership ($8.06), which resulted in a REIT common stock to Unit exchange ratio of approximately 0.791 as of November 19, 2003. Using this 0.791 exchange ratio and $0.39 per Unit is cash paid to compensate the Partnership Unit holders for their tax liability results in total consideration paid to the partners of the Partnership of $8.44 per Unit.

  2)
  FBR performed an evaluation of the net asset value of the REIT and the Partnership. In determining the gross property value, FBR used a range of capitalization rates from 8.0% to 8.75% for the REIT and 8.0% to 8.5% for the Partnership based on 2003 projected net operating income. This analysis produced a range for the gross property value of $134.83 million to $147.10 million for the REIT and $116.67 million to $123.97 million for the Partnership. Based on these ranges of gross property value, the net asset value per share ranges from $12.80 to $15.22 for the REIT and $9.63 to $10.69 per Unit for the Partnership. Based on these ranges of net asset values, the resulting exchange rate ranges from 0.633 to 0.835, with the 0.791 exchange rate falling within this range.

  3)
  FBR further evaluated the price multiple on projected funds from operations for the Partnership for 2003 and the comparable multiples for the following companies:

Gables Residential Trust	Mid-America Apartment Communities
Summit Properties Inc.	Cornerstone Realty Income Trust Inc.
AMLI Residential Properties Trust	Associated Estates Realty Corporation
BNP Residential Properties, Inc.	Century Realty Trust

    Based on the Partnership's 2003 projected funds from operations, the price paid as a multiple of 2003 projected funds from operations of 9.5 favorably falls below the range of the comparable companies which have a range of 9.9 to 15.1 of market price as a multiple of 2003 projected funds from operations with an average market price multiple of 2003 projected funds from operations of 12.2.

  4)
  FBR also reviewed a set of comparable precedent transactions which included the following:

Acquirer:	Target:
Equity Residential Properties Trust	Lexford Residential Trust
Equity Residential Properties Trust	Grove Property Trust
Archstone Communities Trust	Smith Residential Realty Inc.
Cornerstone Realty Income Trust Inc.	Merry Land Properties Inc.
Kimco Realty Corporation	Mid-Atlantic Realty Trust

    Based on the Partnership's 2003 projected funds from operations, the price paid as a multiple of 2003 projected funds from operations of 9.5, falls within the range of the comparable transactions which have a range of 5.8 to 16.7 of price paid as a multiple of the target's most recent reported year funds from operations with an average price paid multiple of 11.2.

        In connection with the review of the proposed merger as required by the REIT Special Committee, FBR performed a variety of financial and comparable analyses for purposes of rendering its opinion. The above summary of these analyses does not purport to be a complete description of the analyses performed by FBR in arriving at its opinion. The preparation of a fairness opinion is a complex process and is not susceptible to partial analyses or summary description. In arriving at its opinion, FBR considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factor considered by it. Furthermore, FBR believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of FBR with respect to the actual value of the REIT, the Partnership or the combined entity.

        In performing its analyses, FBR made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of FBR, the REIT or the Partnership. Any estimates contained in the analyses of FBR are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of the analyses of FBR of the fairness of the merger consideration, from a financial point of view, to the holders of the REIT's common stock and were prepared in connection with the delivery by FBR of its opinion to the REIT's Special Committee of the Board of Directors. The analyses do not purport to be appraisals or to reflect the prices at which the shares of the REIT's common stock will trade following the announcement or consummation of the proposed merger.

        The merger consideration and other terms of the proposed merger were determined through negotiations between the REIT Special Committee and the Partnership Special Committee and were approved by the REIT's full Board of Directors. FBR did not recommend any specific amount or form of merger consideration to the REIT Special Committee or that any specific amount or form of merger consideration constituted the only appropriate consideration for the proposed merger. The opinion of FBR was one of many factors taken into consideration by the REIT Special Committee in making its determination to approve the proposed merger. The analyses of FBR summarized above should not be viewed as determinative of the opinion of the REIT Special Committee with respect to the value of the REIT, the Partnership or the combined entity or of whether the REIT Special Committee would have been willing to agree to a different amount or form of merger consideration. Additionally, FBR did not participate in any discussions or negotiations among representatives of the REIT or the Partnership, or any of their financial and legal advisors.

        The REIT Special Committee selected FBR as its financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed merger and because FBR is familiar with the REIT and its business. As part of its investment banking and financial advisory business, FBR is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        FBR provides a full range of financial advisory and securities services. In the past, FBR has provided financial advisory and other financing services to the REIT. FBR has received fees for those services and also may provide such services to the REIT or the Partnership in the future for which it would expect to receive fees. In the ordinary course of its business, FBR may actively trade the REIT or the Partnership securities for its own account or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

        Under the terms of a letter agreement, dated October 22, 2003, the REIT Special Committee engaged FBR as financial advisor in connection with the proposed merger and requested that FBR render an opinion as to whether the consideration to be paid in the proposed transaction is fair from a financial point of view to the REIT's stockholders. Pursuant to its letter agreement with FBR, the REIT agreed to pay FBR a fee of $250,000 for its services upon delivery of the fairness opinion. No portion of the fee was contingent upon approval or completion of the merger. Under the letter agreement, the REIT also agreed to reimburse FBR for its reasonable expenses incurred in connection with the engagement and to indemnify FBR and related parties for certain liabilities arising out of its engagement.

Assessment of Alternatives to the Merger

The Partnership

        In addition to the merger, the America First Board of Managers considered the options of (i) allowing the Partnership to continue as currently organized, (ii) converting the Partnership to a REIT structure and (iii) dissolving the Partnership and liquidating its assets. At its meeting on August 13, 2003, the Board of Managers decided to pursue the merger with the REIT rather than any of these alternatives because they believed the merger represented the best way to enhance Unit holder value. The Board of Managers reaffirmed this conclusion at its meeting on November 24, 2003 at which the final terms of the merger were approved. The following outlines the reasons for the Board of Managers conclusion to pursue the merger rather than any of these alternatives.

        Operating the Partnership in the Current Manner.    The Board of Managers considered and rejected the alternative of continuing to operate the Partnership in the current manner because it has only a limited capacity to acquire additional real estate assets. As a result, the Partnership's ability to increase its funds from operations and distributions to Unit holders will be limited to marginally increasing the net cash flows generated from a static or decreasing portfolio of apartment complexes. The Partnership's available retained cash may allow it to acquire only one more apartment complex. In addition, the Board of Managers does not believe that it would be prudent to employ additional borrowing to make investments without increasing the Partnership's equity capital. Because of its limited partnership structure, the Partnership does not have the practical ability to raise additional capital by issuing Units or other equity securities. While the Partnership could retain a greater percentage of its funds from operations and use this cash to make additional investments, the Board of Managers is reluctant to reduce current cash distributions to Units holders in order to do this.

        In addition, the Board of Managers believes that the Units are viewed negatively in the public securities markets because they represent assigned limited partnership interests. Many institutional investors will not invest in limited partnerships. As a result, the Board of Managers believes that the Units may trade at a lower price than would common stock in a real estate investment trust owning the same assets as the Partnership and making distributions at the same levels as the Partnership. In addition, the transferability of Units remains subject to restrictions in the Partnership Agreement designed to avoid a deemed termination of the Partnership for tax purposes. These restrictions could affect the ability of Unit holders to sell their Units from time to time and, accordingly, could affect the prices at which they are able to sell their Units.

        Finally, continuing to operate as a Partnership will require the use of complicated and time-consuming tax reporting. Because of the types and amount of information required, the Board of Managers is not able to provide Unit holders with tax information on Form K-1 before March of each year. In addition to delaying the preparation of Unit holders' tax returns, the complex nature of the information on the Form K-1 adds to the complexity and cost of Unit holders' individual tax returns. The Board of Managers believes that Unit holders would prefer the simplified tax reporting that would be available if the Partnership merged with the REIT.

        Notwithstanding the foregoing, if the merger is not consummated for any reason, the Board of Managers presently intends to continue to operate the Partnership as an ongoing business in its current form. There will be no change in its investment objectives, policies or restrictions. No other transaction is currently being considered by the Board of Managers with respect to the Partnership as an alternative to the merger, although the Board of Managers may from time to time explore other alternatives.

        Converting the Partnership to a Real Estate Investment Trust.    The Board of Managers considered and rejected the idea of converting the Partnership into a stand alone corporation taxable as a real estate investment trust. Although this alternative would solve some problems associated with the partnership structure described above under "Operating the Partnership in its Current Manner," the Board of Managers did not believe that this alternative would address the most significant problem of the current partnership structure which is the practical inability to raise the additional equity needed to grow. Even though converting the Partnership to a stand alone real estate investment trust would eliminate the negative market perceptions and complex tax and accounting issues associated with the issuance of additional Units, the resulting company would have a market capitalization equal to that of the Partnership and would be very small when compared to other real estate investment trusts. The Board of Managers was of the view that this would (i) make it difficult for the new real estate investment trust to attract analyst coverage and investor interest, (ii) result in low trading volume for the new company's stock with corresponding price volatility and (iii) that these factors would make it difficult for the new company to successfully sell additional shares of stock or other securities in order to raise equity capital. Remaining a stand alone entity would also mean that the immediate growth and diversification of assets and economies of scale that will be achieved in the merger would be foregone. Therefore, this alternative was less likely to achieve the goals of the Board of Managers than merging with the REIT, which provides not only the benefits of a corporate structure but also the benefits of immediately becoming a larger entity with greater assets and market capitalization.

        Liquidation of the Partnership.    The Board of Managers does not believe that it would be in the best interests of Unit holders to dissolve the Partnership, liquidate its assets and make a final distribution of net sale proceeds to Unit holders because doing so would not allow Unit holders to achieve the full potential benefits from their investment in the Partnership. A dissolution of the Partnership and immediate liquidation of its assets would mean that the Partnership and Unit holders would forego any opportunity to continue to realize the benefits achieved from the Partnership pursuing its strategy of growth through leveraged acquisition of additional apartment complexes. The Partnership has been able to increase its funds from operations and cash distributions since the time of its merger with its two predecessor partnerships by making additional acquisitions of multifamily apartment complexes on a leveraged basis. With this growth in funds from operations and cash distributions, there has been a steady increase in the market value of the Partnership's Units. While the Partnership may have the capacity to acquire only one additional property without raising additional equity capital, it still has the opportunity to further enhance funds from operations, cash distributions and the market value the Units as it continues to take steps to improve its returns. Such steps would include improved management over existing properties to increase the net rental income generated, selling less profitable properties and reinvesting the sale proceeds in properties which provide a better opportunity for growth in net rental income, and paying down the Partnership's debt. A current liquidation of the Partnership at this time would eliminate the ability of the Partnership to continue to derive the benefits from its current business strategy that it has successfully followed since 2000.

        In addition to terminating a successful business plan before the Partnership was able to fully carry it out, the Board of Managers believes that an immediate liquidation of the Partnership would result in Unit holders being forced to surrender an investment that pays them a regular cash distribution at a current yield (based on the closing sale price of Units on the date of the Merger Agreement) of approximately 8.7% per annum. Accordingly, the Board of Managers believed that many Unit holders consider their Units to be an attractive investment and would have difficulty reinvesting the net proceeds of a liquidation in another investment providing a comparable cash yield. For these reasons, the Board of Managers does not believe that it would be in the best interest of the Partnership and the Unit holders to liquidate the Partnership at this time, whether or not the merger had been proposed.

        Management of the General Partner currently estimates that the fair value of the Partnership's net assets is approximately $68.7 million. Although this estimate was not provided to Houlihan Lokey, the General Partner did provide Houlihan Lokey with information relating to the General Partner's internal valuations of each of the Partnership's apartment properties prepared in the normal course of business based on August 2003 financial data. The actual amount of cash that would be available to distribute to Unit holders upon a liquidation of the Partnership may be negatively affected by a number of factors, including the possible negative affects of selling more than one property into the same geographic area at the same time or into a depressed markets for these types of real estate assets. In addition, the liquidation of the entire portfolio of real estate assets held by the Partnership in a relative short period of time could result in the Partnership accepting additional discounts in the sale price of these assets. Furthermore, if buyer's were aware that the Partnership was in a process of complete liquidation they may require significant escrows to cover possible additional costs associated with the long-lived representations, warranties and indemnifications that sellers typically provide in connection with the sale of real property. Also, there would be a significant amount of transactional expenses involved in a complete liquidation of the Partnership, including fees payable to attorneys, title companies and other professionals, transfer taxes and closing costs. Finally, liquidation of the Partnership would cause Unit holders to realize taxable gain which could be significant due to the recapture of depreciation expenses taken by the Partnership over the periods of time it or its predecessors have owned these apartment properties. Accordingly, the ultimate net after-tax amount realized by Unit holder would only approximate the current trading price of the Units. As a result, the liquidation of the Partnership would result in a loss of the potential benefits of continuing the Partnership's current business plan but may not provide Unit holders with more cash than they could realize from the sale of the Units.

        The Board of Managers viewed the opportunity for the Partnership to merge with the REIT as further supporting its determination that a liquidation of the Partnership would not be in the best interest of Unit holders. In the opinion of the Board of Managers, the merger offered the Partnership the best available prospect to continue to increase both its funds from operations, net asset value and market value by acquiring additional apartment complexes because the combined company resulting from the merger would be better positioned to raise the additional equity necessary to continue this growth. Furthermore, there are additional anticipated benefits to the merger including reduced investment risks due to a larger and more diversified portfolio of investment assets, a more stable and liquid market for REIT shares, lower overall operating costs due to elimination of duplicative expenses and other economies of scale, and simplified income tax reporting. However, the Board of Managers did not specifically compare the value of the merger consideration and the estimated distributions per Unit that would result from an immediate liquidation of the Partnership.

The REIT

        In addition to the merger, the Board of Directors considered the options of (i) continuing to operate the REIT without merging with the Partnership and (ii) dissolving the REIT and liquidating its assets. At its meeting on August 7, 2003, the Board of Directors decided to pursue the merger with the Partnership rather than either of these alternatives because they believed the merger represented the best way to enhance stockholder value. The Board of Directors reaffirmed this conclusion at its meeting on November 25, 2003 at which the final terms of the merger were approved. The following outlines the reasons for the Board of Directors conclusion to pursue the merger rather than one of these alternatives.

        Continue to Operate without Merging.    The Board of Directors has considered and rejected the alternative of continuing to operate the REIT without merging because it believes doing so will limit the ability of the REIT to successfully pursue its business plan of acquiring additional real estate assets on a leveraged basis. The reason for this is that in order to continue to expand in this manner, the REIT will need to raise additional equity capital. Although the REIT has the authority to sell additional common and preferred stock in order to do this, its practical ability to do so is constrained by the current small market capitalization of the REIT. By merging with the Partnership, both the total assets and market capitalization of the REIT will increase by approximately 100% to approximately $300 million and approximately $120 million, respectively. Based on preliminary discussions with potential underwriters, the Board of Directors believes that it will be able to issue additional common stock if the merger is completed. Accordingly, the Board of Directors believes that failing to merge with the Partnership will result in a foregone opportunity to efficiently increase the assets and market capitalization of the REIT so that it can continue to pursue its business plan of acquiring additional real estate assets.

        Notwithstanding the foregoing, if the merger is not consummated for any reason, the Board of Directors presently intends to continue to operate the REIT as an ongoing business in its current form. There will be no change in its investment objectives, policies or restrictions. No other transaction is currently being considered by the Board of Directors with respect to the REIT as an alternative to the merger, although the Board of Directors may from time to time explore other alternatives.

        Liquidation of the REIT.    The Board of Directors has considered and rejected the idea of dissolving the REIT, liquidating its assets and making a final distribution of net sale proceeds to stockholders. A dissolution of the REIT and immediate liquidation of its assets would mean that the REIT and its stockholders would forego the opportunity to continue to realize the benefits achieved from pursuing a strategy of growth through leveraged acquisition and further asset diversification after merger with the Partnership. The Board of Directors believes that the REIT should be able to continue to increase both its funds from operations and net asset value by improving operations of its multifamily apartments (including those acquired in the merger), repaying the long-term mortgage debt secured by these properties, and acquiring additional apartment complexes, Agency Securities, mezzanine financings and other residential real estate assets consistent with its investment policies. Accordingly, dissolution would result in the loss of an opportunity to realize any future increases in the value of the REIT's real estate assets and in the additional real estate assets that the REIT would expect to acquire if the merger is consummated. The Board of Directors also considered the significant expenses that would be incurred by the REIT to sell all of its assets, as well the possible negative affects of selling some of its real estate assets into the same geographic area at the same time or into depressed markets for these types of real estate assets. In addition, the liquidation of the REIT's assets would generate taxable gain that would reduce the net proceeds from such a liquidation available for distribution to stockholders.

        The liquidation of the REIT would also result in stockholders being forced to surrender an investment that pays them a regular cash dividend at a then current yield (based on the closing sale price of the REIT common stock on the date of the Merger Agreement) of approximately 9.9% per annum. Accordingly, the Board of Directors believes that many stockholders consider their shares of the REIT common stock to be an attractive investment and would have difficulty reinvesting the proceeds of a liquidation in another investment providing a comparable yield. For these reasons, the Board of Directors does not believe that it would be in the best interest of the REIT and its stockholders to liquidate the REIT at this time. However, the Board of Directors did not obtain an independent appraisal of the REIT's real estate assets in connection with this determination.

Conflicts of Interest

        Conflicts Affecting the Recommendations of the General Partner and the REIT's Board of Directors to Approve the Merger. The General Partner believes the terms and conditions of the merger are fair to the Unit holders and that the merger is in the best interest of the Partnership and the Unit holders and has recommended that Unit holders vote to approve the merger. Likewise, the Board of Directors of the REIT believes the terms and conditions of the merger are fair to the stockholders of the REIT and that the merger is in the best interest of the REIT and its stockholders and has recommended that the stockholders vote to approve the merger. However, in considering these recommendations, you should bear in mind that that certain individuals that control the General Partner and who are also directors and executive officers of the REIT will potentially receive benefits if the merger is competed that they may not receive if the merger is not completed. These individuals include and include Michael Yanney, the Chairman of America First Companies and of the REIT, Lisa Roskens, the President and Chief Executive Officer and a manager of America First Companies and a director of the REIT, John H. Cassidy, the President and Chief Executive Officer of the REIT, Mark A. Hiatt, the Chief Financial Officer of America First Companies and the REIT, Joseph Grego, the Executive Vice President-Real Estate of the REIT, Maurice Cox, Jr., the Executive Vice President-Investor Relations of the REIT, George Krauss, a manager of America First Companies and a director of the REIT, and Gail Yanney, a manager of America First Companies. These individuals have interests in the completion of the merger that are different from those of the Unit holders and the stockholders of the REIT. In general, these additional interests arise because both the General Partner and the Advisor are wholly-owned by America First Companies L.L.C. and these individuals have financial interests in America First Companies L.L.C. The following is a discussion of these conflicts of interest.

        Conflicts of interest arise primarily from the potential for the Advisor and the property management subsidiary of America First Companies L.L.C. to earn increased fees after the merger. While the General Partner will no longer be entitled to receive any of the fees it is currently paid by the Partnership after the merger, the REIT will continue to pay fees to the Advisor in connection with its management of the REIT's business affairs and the amount of the fees payable to the Advisor may increase after the merger by more than the fees that will be foregone by the General Partner as a result of the merger. The fees paid by the REIT to the Advisor include an administrative fee and a property acquisition fee for apartment complexes and mezzanine financings and a separate administrative and incentive fee for Agency Securities. See "MANAGEMENT OF THE REIT—The Advisor." The Advisor has agreed to reduce its administrative fee payable with respect to apartment complexes and mezzanine financings so that the aggregate administrative fees it is paid after the merger is similar in amount to the total administrative fees currently paid by the Partnership to the General Partner and currently paid by the REIT to the Advisor. However, under the Partnership Agreement only $100,000 of the annual administrative fee payable to the General Partner will be paid in a year in which the Partnership's funds from operations do not exceed 7% of the Unit holders' average capital for that year. While this limitation has not affected the administrative fee payable to the General Partner by the Partnership in the past, it could limit the General Partner's administrative fee during an economic downturn or other situation that significantly reduces the Partnership's funds from operations. There is no similar limitation on the payment of administrative fees to the Advisor under the Advisory Agreement. Accordingly after the merger, the administrative fees payable to the Advisor could exceed the combined administrative fees payable to the Advisor and the General Partner prior to the merger in certain years.

        While the administrative fee charged by the Advisor for Agency Securities is calculated at a lower rate than for apartment complexes and mezzanine financings, the REIT may use significantly higher borrowings to acquire Agency Securities than it does for other assets. As a result, the fees paid to the Advisor with respect to Agency Securities could be substantial because the REIT can acquire more Agency Securities with a given level of equity capital than other types of assets. In addition, the Advisor may also earn an incentive fee with respect to Agency Securities if the return on equity invested in these securities exceeds a published index rate for dividend yields generated by other real estate investment trusts which invest in residential properties.

        Administrative fees paid to the Advisor will also increase if the REIT is able to successfully pursue its business plan of raising additional capital and acquiring additional assets. Because both the REIT and the Partnership individually are not as likely to be able to increase their assets significantly, the potential for increasing administrative fees from the REIT and the Partnership individually is limited. However, if the REIT's ability to raise capital to finance additional investments is improved due to the merger, then the Advisor will be able to earn more administrative fees than it would if the merger does not occur. Finally, it is possible that the Advisor will earn an administrative fee for a longer period of time than the General Partner, because the REIT has a perpetual life while the Partnership has a definite term.

        The REIT also pays a property acquisition fee to the Advisor equal to 1.25% of the purchase price paid for additional apartment complexes that it acquires (not including any assets acquired as a result of a merger with the Partnership) and on mezzanine financings. This property acquisition fee is calculated in the same manner as the property acquisition fee paid by the Partnership to the General Partner. Since the REIT anticipates acquiring additional real estate assets and providing mezzanine financings after the merger, it is likely that the Advisor will continue to earn additional property acquisition fees. Because the number of additional properties that the Partnership is anticipated to acquire is limited, it is likely that the Advisor will earn more property acquisition fees than the General Partner.

        In addition, both the REIT and the Partnership currently retain another affiliate of America First Companies L.L.C. to provide property management services for all of the multifamily apartment complexes they own. The REIT will continue to retain this affiliate to provide property management services after the merger. Because the REIT may be better able to raise equity capital after the merger and, thereby, acquire more apartment properties, the property management affiliate of America First Companies L.L.C. may benefit from the merger because it may earn fees for the management of additional properties. In addition, the property management affiliate may earn these fees on properties acquired from the Partnership for a longer period of time as a result of the merger because the REIT has a perpetual life while the Partnership has a finite term.

        Had the Partnership been liquidated instead of being merged with the REIT, the payment of fees to the General Partner would have ceased without any resulting increase in the fees paid to the Advisor. Similarly, no further property management fees would be paid to the property management subsidiary of America First Companies L.L.C. for the Partnership's apartment complexes had the Partnership been liquidated instead of being merged with the REIT.

        The General Partner will be issued 54,308 shares of the REIT common stock representing 1% of the shares of common stock issued in connection with the merger. Upon completion of the merger, these shares will have an estimated value of $622,370 based on the closing sale price of $11.46 per share as of March 29, 2004. In exchange for these shares, the General Partner is surrendering its 1% interest in the profits, losses and cash distributions of the Partnership. As a result, the General Partner will convert its illiquid general partner interest in the Partnership into publicly-traded common stock. The ownership of these shares of common stock will also entitle the General Partner to dividends and any other distributions paid by the REIT. To the extent the REIT pays dividends at a higher rate than the Partnership, the General Partner may realize slightly more through the receipt of dividends than it would through the receipt of distributions from the Partnership.

        Finally, under Delaware law, the General Partner has unlimited liability for all debts and obligations of the Partnership if the Partnership's assets are insufficient to pay these debts and obligations. After the merger, the General Partner will not have any ongoing liability for the debts or obligations of the REIT because it will be a stockholder of the REIT rather than a general partner of a partnership.

THE PARTNERSHIP

Business

        The Partnership is a Delaware limited partnership which was formed on June 18, 1999 for the purpose of acquiring, holding, operating, selling and otherwise dealing primarily with multifamily residential properties, including the acquisition of debt and equity securities of entities engaged in similar activities. The Partnership commenced operations on December 31, 2000 when it merged with the Capital Source Partnerships. Upon completion of that merger, the Partnership owned direct and indirect interests in ten apartment complexes.

        The Partnership owns 14 multifamily apartment complexes containing a total of 2,783 rental units. These properties are located in Florida, North Carolina, Michigan, Tennessee, Ohio, Illinois, Arizona and Virginia.

        The Partnership also holds corporate equity securities of real estate investment trusts engaged in similar activities and GNMA certificates backed by pools of first mortgage loans on residential properties. The Partnership invests available cash in these types of securities in order to increase the return on available cash. As of December 31, 2003, the Partnership held investments of these types with a fair market value of $5.6 million.

        The Partnership holds and operates its apartment properties as long-term investments to provide both current income and long-term capital appreciation. The Partnership seeks to increase its funds from operations and distributions to Unit holders through more effective management of these properties and by making capital improvements that enhance the market appeal of the properties. In that regard, the Partnership's business strategies are to (i) maintain high occupancy and increase rental rates through effective leasing, reducing turnover rates and providing quality maintenance and services to maximize resident satisfaction, (ii) manage operating expenses and achieve cost reductions through operating efficiencies and economies of scale generally inherent in the management of a portfolio of multiple properties, (iii) emphasize regular programs of repairs, maintenance and property improvements to enhance the competitive advantage and value of its properties in their respective market areas and (iv) continue to expand the number of properties in its portfolio.

        The amount of net cash flow generated by the properties owned by the Partnership is, in part, a function of rental and occupancy rates and operating expenses. The level of occupancy and rents that can be charged are directly affected by the supply of, and demand for, apartments in the market area in which a property is located. This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans. In addition, factors such as government regulation (such as zoning laws), inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property. In each city in which the Partnership's properties are located, these properties compete with a substantial number of other apartment complexes of similar quality. Apartment complexes also compete with single-family housing that is either owned or leased by potential tenants. The principal method of competition is to offer competitive rental rates. The Partnership's properties also compete by emphasizing regular maintenance and property amenities. Each of the Partnership's properties is subject to on-going maintenance and periodically may undergo capital improvement projects.

        Since its inception, the Partnership has pursued a business plan of acquiring additional multifamily apartment complexes that meet its investment criteria. Since the merger with the Capital Source Partnerships, the Partnership has acquired five additional properties containing a total of 1,325 rental units. In general, the Partnership has focused its acquisition efforts on established multifamily properties in stable markets. In particular, the Partnership has sought out properties that it believes have the potential for capital appreciation and increased revenues through more effective management and capital improvements. In connection with each potential property acquisition, the Partnership reviews many factors, including the following: (i) the location of the property; (ii) the construction quality, condition and design of the property; (iii) the current and projected cash flow generated by the property and the potential to increase cash flow through more effective management and capital improvements; (iv) the potential for capital appreciation of the property; (v) the potential for rental rate increases; (vi) the economic situation in the community in which the property is located and the potential changes thereto; (vii) the occupancy and rental rates at competing properties; and (viii) the potential for liquidity through financing or refinancing of the property or the ultimate sale of the property. The Partnership does not have any limitations on the percentage of its assets which may be invested in any one property or on the number of properties that it owns in any one geographic market.

        The Partnership has the authority to finance the acquisition of additional real estate in a variety of manners, including borrowings in the form of taxable or tax-exempt mortgage loans secured by the acquired properties and borrowing against existing unencumbered assets, including the use of repurchase agreements collateralized by its Agency Securities. In addition, the Partnership may sell existing properties and reinvest the net proceeds from a sale in additional properties. In August 2003, the limited partnership which owned Crane's Landing Apartments, a 252-unit apartment complex in Winter Park, Florida, sold this property. The Partnership held a 99% limited partner interest in the limited partnership that owned Crane's Landing Apartments. The Partnership realized a gain of $6,113,099 on the sale of this property and also received proceeds of $9,858,727 representing full repayment of the Partnership's GNMA certificate which was collateralized by the Crane's Landing property. The Partnership has not sold any other apartment properties since the merger with the Capital Source Partnerships. After the acquisition of Elliot's Crossing Apartments in Tempe, Arizona in January 2004, the Partnership has approximately $14 million of unrestricted cash available for investment.

        As of December 31, 2003, the Partnership had debt obligations under seven financing arrangements with an aggregate principal balance of approximately $61.2 million, all of which is secured by mortgages on its apartment properties. In addition, the Partnership has approximately $11.9 million of borrowings under repurchase agreements which are collateralized by GNMA certificates secured by first mortgages on multifamily properties. The Partnership does not have any limitations on the number or amount of mortgages which may be placed on any one property. In addition to the debt incurred by the Partnership to finance these assets, the Partnership has outstanding long-term notes with an outstanding balance of $2.4 million that were issued in connection with the merger of the Partnership and its predecessor partnerships.

        The Partnership has the authority to raise additional equity capital through the issuance of additional Units. If the Partnership decides to sell Units, it may do so in a number of different manners, including a rights offering directly to existing Unit holders, an underwritten public offering or in a private placement negotiated with a small number of investors. The Partnership may also issue Units to the owners of multifamily apartment complexes that it acquires as full or partial payment for these properties. The Partnership has not issued any additional Units since the merger with the Capital Source Partnerships and has no current plans to do so.

Properties

        The following table sets forth certain information regarding the real estate assets owned by the Partnership as of December 31, 2003:

Property Name	Location	Number of Units	Average Square Feet/Unit	Federal Tax Basis	2003 Annual Real Estate Tax Expense
Bluff Ridge Apartments	Jacksonville, NC	108	873	$2,518,277	$48,546
Brentwood Oaks Apartments	Nashville, TN	262	852	13,194,167	193,860
Delta Crossing	Charlotte, NC	178	880	3,720,811	115,482
Fox Hollow Apartments	High Point, NC	184	877	3,624,569	95,854
Highland Park Apartments	Columbus, OH	252	891	4,235,649	161,592
Huntsview Apartments	Greensboro, NC	240	875	10,500,149	141,367
Lakes of Northdale Apartments	Tampa, FL	216	873	12,027,889	200,595
Misty Springs Apartment	Daytona Beach, FL	128	786	2,679,795	79,749
Monticello Apartments	Southfield, MI	106	1,027	3,172,256	146,250
The Glades Apartments	Jacksonville, FL	360	714	14,377,401	255,856
The Ponds at Georgetown	Ann Arbor, MI	134	1,002	4,545,866	225,138
Waterman's Crossing	Newport News, VA	260	944	6,587,275	177,500
Water's Edge Apartments	Lake Villa, IL	108	814	3,503,322	151,626

		2,536		$84,687,426	$1,993,415

        On January 22, 2004, the Partnership acquired Elliott's Crossing Apartments, a 247-unit apartment complex located in Tempe, Arizona. The total purchase price for this property was $12,850,000. Each of the Partnership's properties is 100% owned by a limited partnership which is 100% owned by the Partnership. On each property depreciation is recognized on a straight-line basis over a useful life of 27 1/2 or 40 years, resulting in an annual depreciation rate of ranging from 2.5% to approximately 3.64%. In the opinion of the General Partner, each of the properties is adequately covered by insurance.

        The average annual occupancy rate and average effective rental rate per unit for each of the Partnership's properties held at December 31, 2003 for each of the last five years are listed in the following table:

	2003	2002		2001		2000	1999
Bluff Ridge Apartments
Average Occupancy Rate	99%	100%		95%		98%	99%
Average Effective Annual Rental Per Unit	$7,258	$7,020		$7,152		$6,850	$6,734
Brentwood Oaks Apartments
Average Occupancy Rate	96%	97%		97	%(1)	—%	—%
Average Effective Annual Rental Per Unit	$7,874	$7,802		$7,800	(2)	$—	$—
Delta Crossing
Average Occupancy Rate	93%	91%		92%		94%	94%
Average Effective Annual Rental Per Unit	$6,745	$6,888		$7,480		$7,562	$7,634
Fox Hollow Apartments
Average Occupancy Rate	92%	90%		91%		98%	96%
Average Effective Annual Rental Per Unit	$6,905	$6,995		$7,362		$6,980	$6,781
Highland Park Apartments
Average Occupancy Rate	92%	93%		90%		95%	94%
Average Effective Annual Rental Per Unit	$6,442	$6,409		$7,051		$6,597	$6,852
Huntsview Apartments
Average Occupancy Rate	90%	89%		88	%(1)	—%	—%
Average Effective Annual Rental Per Unit	$6,997	$7,278		$9,031	(2)	$—	$—
Lakes of Northdale Apartments
Average Occupancy Rate	93%	89	%(1)	—%		—%	—%
Average Effective Annual Rental Per Unit	$7,683	$7,847	(2)	$—		$—	$—
Misty Springs Apartments
Average Occupancy Rate	95%	97%		99%		99%	99%
Average Effective Annual Rental Per Unit	$7,597	$7,527		$7,319		$7,071	$6,752
Monticello Apartments
Average Occupancy Rate	94%	98%		97%		93%	90%
Average Effective Annual Rental Per Unit	$10,428	$10,387		$10,519		$9,661	$9,120
The Ponds at Georgetown
Average Occupancy Rate	93%	89%		96%		99%	99%
Average Effective Annual Rental Per Unit	$11,572	$11,922		$11,528		$11,220	$10,732
The Glades Apartments
Average Occupancy Rate	92%	90	%(1)	—%		—%	—%
Average Effective Annual Rental Per Unit	$7,414	$7,168	(2)	$—		$—	$—
Waterman's Crossing
Average Occupancy Rate	97%	98%		98%		99%	99%
Average Effective Annual Rental Per Unit	$9,214	$8,775		$8,481		$8,167	$7,822
Water's Edge Apartments
Average Occupancy Rate	86%	92%		93%		92%	95%
Average Effective Annual Rental Per Unit	$10,016	$10,473		$10,402		$9,282	$9,587

(1)
Represents the average physical occupancy from the date of acquisition by the Partnership (Brentwood Oaks Apartments in August 2001, Huntsview Apartments in December 2001, The Glades Apartments in March 2002 and Lakes of Northdale Apartments in September 2002).

(2)
Average effective annual rental per unit is annualized from the date of acquisition.

        The General Partner believes that each of the Partnership's properties is in compliance in all material respects with federal, state and local regulations regarding hazardous waste and other environmental matters and the General Partner is not aware of any environmental contamination at any of such properties that would require any material capital expenditure by the Partnership for the remediation of environmental contamination at any of these properties.

        The following table sets forth information relating to the mortgage indebtedness secured by the Partnership's multifamily apartment complexes as of December 31, 2003.

Property Securing Loan	Effective Interest Rate		Final Maturity Date	Payment Schedule	Annual Payments	Carrying Amount
Tax-Exempt Bonds Payable:
Brentwood Oaks Apartments	2.01	%(1)	07/15/2031	Monthly payment of interest due on the 12th of each month.	interest only	$11,320,000
Lakes of Northdale Apartments	2.14	%(2)	05/15/2012	Monthly payment of interest due on the 11th of each month.	interest only	9,610,000
The Glades Apartments	2.02	%(3)	10/01/2032	Monthly payment of interest due on the 29th of each month.	interest only	8,775,000

						$29,705,000

Mortgage Notes Payable:
Fox Hollow Apartments	6.91%		03/01/2011	Monthly payment of principal and interest are due the 1st of each month.	$492,864	$6,061,234
Huntsview Apartments	5.83%		01/01/2012	Monthly payment of principal and interest are due the 1st of each month.	508,692	7,031,159
Waterman's Crossing	5.52%		11/01/2012	Monthly payment of principal and interest are due the 1st of each month.	791,279	11,415,323
Highland Park Apartments	4.69%		08/01/2013	Monthly payment of principal and interest are due the 1st of each month.	435,144	6,974,097

						31,481,813

Balance at December 31, 2003						$61,186,813

(1)
Bonds payable bear interest at a weekly reset, highly rated bond composite variable rate capped at 9.27%. Such rate averaged 2.01% for the year ended December 31, 2003.

(2)
Bonds payable bear interest at a weekly reset, highly rated bond composite variable rate capped at 7.5%. Such rate averaged 2.14% for the year ended December 31, 2003.

(3)
Bonds payable bear interest at a weekly reset, highly rated bond composite variable rate capped at 7.3%. Such rate averaged 2.02% for the year ended December 31, 2003.

        The mortgages payable secured by Misty Springs Apartments, Monticello Apartments, Water's Edge Apartments and The Ponds at Georgetown Apartments are eliminated in the consolidation of the REIT's financial statements as the REIT owns the GNMA certificates for each respective mortgage payable.

Legal Proceedings

        The Partnership has been named as a defendant in a purported class action lawsuit filed in the Delaware Court of Chancery on December 3, 2003, by two Unit holders, Harvey Matcovsky and Gloria Rein, against the Partnership, the General Partner and America First Companies, L.L.C. The plaintiffs seek to have the lawsuit certified as a class action on behalf of all Units holders. The lawsuit alleges, among other things, that the defendants have acted in violation of their fiduciary duties to the Unit holders in connection with the proposed merger with the REIT. The plaintiffs are seeking to enjoin the proposed merger and unspecified damages and costs. The Partnership intends to defend this lawsuit vigorously, but is unable to predict the outcome of this litigation or its potential to delay or prevent the completion of the proposed merger. There are no other material pending legal proceedings to which the Partnership is a party or to which any of its properties is subject.

Management of the Partnership

        The Partnership has no directors or officers of its own. Management of the Partnership is conducted by the General Partner, which is controlled by America First Companies L.L.C. The following individuals are managers and executive officers of America First Companies L.L.C. As such, these individuals are responsible for the management of the Partnership and for the initiation and structuring of the merger proposal.

Name	Position Held
Michael B. Yanney	Chairman of the Board and Manager
Lisa Y. Roskens	President, Chief Executive Officer and Manager
Mark A. Hiatt	Chief Financial Officer
Mariann Byerwalter	Manager
William S. Carter	Manager
Patrick J. Jung	Manager
George H. Krauss	Manager
Martin A. Massengale	Manager
Gail Walling Yanney	Manager
Clayton K. Yeutter	Manager

        As officers and managers of America First Companies L.L.C., each of these individuals also manage America First Tax Exempt Investors, L.P., which is a public limited partnership. The Independent Managers (using the definition of independence used for directors of companies with securities listed on the Nasdaq) of America First Companies L.L.C., are Mariann Byerwalter, Patrick J. Jung, Martin Massengale and Clayton K. Yeutter.

        Michael B. Yanney, age 70, has served as the Chairman of America First Companies L.L.C. and its predecessors since 1984 and as Chief Executive Officer from 1984 until 2001. America First Companies L.L.C. is a diversified financial services firm located in Omaha, Nebraska that manages public investment funds which have raised over $1.5 billion. From 1977 until the organization of America First Companies L.L.C., Mr. Yanney was principally engaged in the ownership and management of commercial banks. From 1961 to 1977, Mr. Yanney was employed by Omaha National Bank and Omaha National Corporation (now part of U.S. Bank, N.A.), where he held various positions, including the position of Executive Vice President and Treasurer of the holding company. Mr. Yanney also serves as a member of the boards of directors of the REIT, Burlington Northern Santa Fe Corporation, RCN Corporation, Level 3 Communications, Inc., Forest Oil Corporation, Magnum Resources, Inc., Netrake Corporation and Inlight Solutions, Inc.

        Lisa Y. Roskens, age 37, serves as President and Chief Executive Officer of America First Companies L.L.C. Ms. Roskens has served as the President of America First Companies L.L.C. since

2000, and she served as Chief Operating Officer of America First Companies L.L.C. from 2000 to 2001. Ms. Roskens also served as the Chief Executive Officer and President of the REIT until September 2003 and remains on the REIT's board of directors. From 1999 to 2000, Ms. Roskens served as Managing Director of Twin Compass, LLC, a consulting firm involved in process re-engineering and business development planning. From 1997 to 1998, Ms. Roskens was the Director Business Development, and from 1998 to 1999, the Director Field Services Development, of Inacom Corporation. From 1995 to 1997, Ms. Roskens was the Finance Director for the Hagel for Nebraska U.S. Senate campaign. From 1992 to 1995, Ms. Roskens worked for the law firm of Kutak Rock LLP as a Litigation Associate. Ms. Roskens serves as a member of the Brownell-Talbot Preparatory School Board of Trustees, the University of Nebraska at Omaha Maverick Council, the Yanney Heritage Park Foundation Board, the West YMCA Board of Management, the Joslyn Art Museum board of directors, and the Sandhills Political Action Committee Steering Committee. Ms. Roskens also serves in an advisory role to the Friends of the McGoogan Library of Medicine. Ms. Roskens is the daughter of Michael B. Yanney and Gail Walling Yanney.

        Mark A. Hiatt, 44, has been Chief Financial Officer of America First Companies L.L.C. since 2001. He was also appointed as Chief Operating Officer of America First Companies L.L.C. in 2003. Mr. Hiatt is also Chief Financial Officer of the REIT. From 1992 to 2001, he was Chief Operating Officer for America First Properties Management Company, L.L.C., an America First Companies L.L.C. subsidiary engaged in the management of multifamily and commercial real estate. Mr. Hiatt was an Asset Manager for America First Companies L.L.C. from 1989 to 1992 and a fund accountant from 1987 to 1989. From 1984 to 1987, he was Director of Finance for J.L. Brandeis & Sons, an Omaha-based department store chain, and from 1982 to 1984, he was a senior accountant with Arthur Andersen & Co. Mr. Hiatt has a Bachelor of Arts in Accounting and Finance from Hastings College in Hastings, Nebraska and is a Certified Public Accountant.

        Mariann Byerwalter, age 43, is Chairman of JDN Corporate Advisory LLC. From 1996 until 2001, Ms. Byerwalter was Vice President for Business Affairs and Chief Financial Officer of Stanford University. Ms. Byerwalter was Executive Vice President of America First Eureka Holdings, Inc. ("AFEH") and EurekaBank from 1988 to January 1996. Ms. Byerwalter was Chief Financial Officer and Chief Operating Officer of AFEH and Chief Financial Officer of EurekaBank from 1993 to January 1996. She was the Chairperson of the Asset/Liability, Liability Pricing and Asset Planning Committees from 1993 to 1996. Ms. Byerwalter remained on the EurekaBank board of directors and the Asset/Liability Committee until the company's sale in 1998. She was an officer of BankAmerica Corporation and its venture capital subsidiary from 1984 to 1987. She served as Vice President and Executive Assistant to the President of Bank of America and was a Vice President in the bank's Corporate Planning and Development Department, managing several acquisitions and divestitures representing a total purchase price of over $100 million with assets aggregating more than $5.0 billion. She was on the Stanford University Board of Trustees from 1992 to 1996 and was reappointed to such position in 2002. In addition to the America First Companies L.L.C. board of managers, Ms. Byerwalter serves as a director of SchwabFunds, Redwood Trust, Inc., SRI International, the PMI Group, Inc., the Stanford Hospital and Clinics and the Lucile Packard Children's Hospital.

        William S. Carter, M.D., age 77, is retired from medical practice. He is a graduate of Butler University and the Nebraska University College of Medicine. He served his residency at the University of Missouri and was appointed a diplomat of the American Board of Otorhinolaryngology. He was in private practice in Omaha, Nebraska, until 1993. He is currently on the board of directors of Murphy Drug Co. and is a director of the Happy Hollow Club in Omaha and the Thunderbird Club in Rancho Mirage, California.

        Patrick J. Jung, age 56, is currently an Executive Vice President and Chief Operating Officer of Meridian, Inc., an advertising firm, and has held that position since March 2001. From 1970 through December 2000, Mr. Jung was a certified public accountant with KPMG, LLP and its predecessors. He was a partner in that firm from 1980 through 2000. Mr. Jung also serves on the board of directors of Werner Enterprises, Inc.

        George H. Krauss, age 62, has been a consultant to America First Companies L.L.C. since 1996. He served from 1983 to 1993 as the presiding partner of, and he is currently of counsel to, the law firm of Kutak Rock LLP. Mr. Krauss has been a member of Kutak Rock LLP since 1972 and has extensive experience in the corporate, merger and acquisition, and regulatory areas of the firm's practice. In addition to his legal education, Mr. Krauss has a Masters of Business Administration degree and is a registered Professional Engineer. Mr. Krauss has served on the boards of directors of numerous companies. He is currently a member of the boards of directors of the REIT, Gateway, Inc., MFA Mortgage Investors, Inc. and West Corporation.

        Martin A. Massengale, age 70, is President Emeritus of the University of Nebraska, Director of The Center for Grassland Studies and a Foundation Distinguished Professor. Prior to becoming President in 1991, he served as interim President from 1989, as Chancellor of the University of Nebraska-Lincoln from 1981 until 1991 and as Vice Chancellor for Agriculture and Natural Resources from 1976 to 1981. Prior to that time, he was a professor and associate dean of the College of Agriculture at the University of Arizona. Dr. Massengale also serves on the board of directors of Woodmen Accident and Life Company.

        Gail Walling Yanney, age 67, is a retired physician. Dr. Yanney practiced anesthesiology and was the Executive Director of the Clarkson Foundation until October of 1995. In addition, she was a director of FirsTier Bank, N.A., Omaha, Nebraska prior to its merger with First Bank N.A. Ms. Yanney is the wife of Michael B. Yanney and the mother of Lisa Y. Roskens.

        Clayton K. Yeutter, age 73, is of counsel to Hogan & Hartson, a Washington, D.C. law firm. From 1978 to 1985 he served as the President and Chief Executive Officer of the Chicago Mercantile Exchange. Mr. Yeutter served as the U.S. Secretary of Agriculture from 1989 to 1991, and has served in cabinet and sub-cabinet posts under four U.S. Presidents. Mr. Yeutter currently serves on the boards of directors of Crop Solution, Inc., Oppenheimer Funds, Danielson Holding Corporation and Weyerhauser Corporation.

Voting Securities and Beneficial Ownership Thereof by Principal Unit Holders, Managers and Executive Officers

        On March 26, 2004, a total of 6,797,055 Units were issued and outstanding. The following table sets forth the beneficial ownership of Units by each manager and executive officer of America First Companies L.L.C. and by all managers and executive officers of America First Companies L.L.C. as a group. Each Unit holder has sole voting and investment power over the Units he or she beneficially owns, and all such Units are owned directly by the individual or their spouse unless otherwise indicated. The General Partner is not aware of any person beneficially owning more than 5% of the outstanding Units.

Name	Number of Units	Percent of Class
Managers and Executive Officers
Michael Yanney, Chairman of the Board	—	*
Lisa Y. Roskens, President, Chief Executive Officer and Manager	—	*
Mark A. Hiatt, Vice President, Chief Financial Officer, Secretary and Treasurer	7,616	*
Marianne Byerwalter, Manager	—	*
William S. Carter, Manager	6,000	*
George H. Krauss, Manager	—	*
Patrick J. Jung, Manager	—	*
Martin Massengale, Manager	374	*
Gail Walling Yanney, Manager	—	*
Clayton K. Yeutter, Manager	—	*
All executive officers and managers as a group (10 persons)	13,990	*

*
Represents less than 1% of the outstanding Units.

Market for the Units and Related Unit Holder Matters

        Market Information.    The Units trade on the Nasdaq under the trading symbol "AFREZ." The following table sets forth the high and low final sale prices for the Units for each quarterly period during 2002 and 2003 and for the first quarter of 2004 through March 29, 2004:

2002	High	Low
1st Quarter	$8.00	$6.46
2nd Quarter	7.72	6.78
3rd Quarter	7.94	6.85
4th Quarter	7.35	6.15
2003	High	Low
1st Quarter	$7.30	$6.72
2nd Quarter	8.00	6.75
3rd Quarter	8.50	7.25
4th Quarter	9.43	7.90
2004	High	Low
1st Quarter (through March 29, 2004)	$10.18	$8.02

        On March 29, 2004, the date prior to the date of this Joint Proxy Statement/Prospectus, the high and low sale prices of the Units were $9.07 and $8.95 per Unit, respectively.

        Unit Holders.    The approximate number of holders of the Units on March 26, 2004 was 7,074.

        Distributions.    Cash distributions are being made on a quarterly basis. Total cash distributions of $4,418,255 ($0.65 per Unit) were paid or accrued to Unit holders during the fiscal year ended December 31, 2002. Total cash distributions of $4,757,938 ($0.70 per Unit) were paid or accrued to Unit holders for the year ending December 31, 2003.

THE REIT

General

        The REIT is an externally-advised Maryland corporation which has elected to qualify as a real estate investment trust for federal tax purposes. The REIT was formed on March 29, 2002 under the MGCL for the purpose of owning and operating multifamily apartment complexes and other residential real estate assets. The REIT commenced its business operations on January 1, 2003 upon the completion of the merger with America First Apartment Investors, L.P., a Delaware limited partnership. Prior to that merger, the REIT had only nominal assets and no business operations. As a result of that merger, the REIT assumed all of the assets and liabilities of America First Apartment Investors, L.P., including 15 multifamily apartment complexes containing 3,335 rental units and a 72,000 square foot office/warehouse facility. The apartment complexes are located in Florida, Tennessee, Georgia, Oklahoma, Arizona, California and Illinois. The office/warehouse complex is located in Florida. See "Properties." The REIT continues to own and operate each of these properties as a successor-in-interest to America First Apartment Investors, L.P. The REIT also held Agency Securities with a fair market value of $36.1 million as of December 31, 2003.

Operating and Acquisition Strategies

        Following the merger with the Partnership, the REIT will continue its business strategy of acquiring, owning and operating multifamily apartment complexes as long-term investments. The REIT's goal is to generate increasing amounts of net rental income from these properties that will allow it to increase dividends paid on its common stock. In order to achieve this goal, management of these apartment properties is focused on: (i) maintaining high occupancy and increasing rental rates through effective leasing, reduced turnover rates and quality maintenance and services to maximize resident satisfaction; (ii) managing operating expenses and achieving cost reductions through operating efficiencies and economies of scale by increasing its portfolio of multiple properties; (iii) emphasizing regular programs of repairs, maintenance and property improvements to enhance the competitive advantage and value of its properties in their respective market areas; and (iv) continuing to expand the number of properties in its portfolio.

        The REIT intends to acquire additional multifamily properties that it expects will generate net rental income that exceeds the additional cost of financing these acquisitions. The REIT will continue to primarily focus its acquisition efforts on established multifamily properties in stable markets that it believes have the potential for capital appreciation and increased revenues through more effective management and capital improvements. The REIT also continues to seek properties that have existing tax-exempt financing in place because the lower tax-exempt interest rates paid on this type of financing can enhance the REIT's return on equity. In connection with each potential property acquisition, the REIT reviews a number of factors, including: (i) the location of the property; (ii) the construction quality, condition and design of the property; (iii) the current and projected cash flow generated by the property and the potential to increase cash flow through more effective management and capital improvements; (iv) the potential for capital appreciation of the property; (v) the potential for rental rate increases; (vi) the economic situation in the community in which the property is located and the potential changes thereto; (vii) the occupancy and rental rates at competing properties; and (viii) the potential for liquidity through financing or refinancing of the property or the ultimate sale of the property. The REIT may also consider investments in apartment complexes that will benefit from significant capital improvements such as replacing building exteriors and roofs, kitchen and bathroom renovations, new appliances, additional parking and garages, landscaping and enhancing property amenities. The REIT does not have any limitations on the percentage of its assets which may be invested in any one property or on the number of properties that it owns within any particular geographic market. While the REIT did acquire the office/warehouse facility from America First Apartment Investors, L.P., and continues to own this facility, it does not expect to acquire any additional properties of this type.

        The REIT may sell real estate assets from time to time and, in general, expects to reinvest the net proceeds it receives from the sale of properties rather than to distribute the net sale proceeds as dividends to stockholders. The REIT will sell properties in order to redeploy assets from markets which are overbuilt or declining to markets which provide better opportunities for growth in rental income and capital appreciation. In addition, the REIT may sell a property that is inconsistent with the nature of the REIT's overall property portfolio and reinvesting the net sale proceeds in new properties. For example, it may be beneficial to sell the office/warehouse facility and purchase an additional apartment complex.

        The multifamily apartment complexes that the REIT acquires from the Partnership as a result of the merger, and any additional multifamily apartment complexes that it may acquire after the merger, will compete with a substantial number of other rental residential properties, including other multifamily apartment complexes, in the cities in which they are located. The REIT's multifamily apartment properties will also compete for tenants with single-family housing. The principal method of competing will be to offer competitive rental rates. The REIT also competes by emphasizing regular maintenance and property amenities. In addition to competing for tenants for its multifamily apartment complexes, the REIT competes with other companies, including other real estate investment trusts, for the acquisition of additional apartment complexes.

        The REIT also makes investments in Agency Securities, mezzanine financings and other residential real estate investments that complement its investments in apartment complexes. The overall mix of these various types of investments will vary from time to time as the REIT seeks to take advantage of opportunities in the real estate industry. In general, however, the REIT anticipates that at least 80% of its equity capital not held in its cash reserves will be invested in multifamily apartment properties. As of December 31, 2003, approximately 89% of the REIT's equity capital not held in its cash reserves was invested in multifamily properties, based upon the original purchase price of the properties.

        The REIT invests in Agency Securities in order to generate net income for distribution to its stockholders resulting from the spread between the interest earned on these investments and the cost of financing these investments. In addition, investments in Agency Securities will allow the REIT to quickly invest the proceeds from the sale of additional shares of its capital stock or from the sale of any of its real property investments at potentially higher returns than traditional money market investments. Agency Securities acquired by the REIT are those issued or guaranteed as to the payment of principal or interest by an agency of the U.S. Government or a federally-chartered corporation, such as GNMA, FNMA or Freddie Mac and secured by pools of first mortgage loans on single-family residences. The REIT expects to primarily invest in Agency Securities that have an adjustable interest rate or hybrid Agency Securities that have a fixed interest rate for an initial period of time (typically one to three years) and then convert to a one-year adjustable rate for the remaining loan term. In general, the Agency Securities acquired by the REIT are indexed to the one-year constant maturity treasury rate. Some adjustable rate Agency Securities are indexed to the London Interbank Offered Rate ("LIBOR") or the 11th District Cost of Funds Index. Adjustable rate Agency Securities are generally subject to a limitation on the amount of the interim interest rate change, which is usually 100 to 200 basis points (i.e. one basis point is equal to 1/100 of 1%) per annum. Adjustable rate Agency Securities also have lifetime caps on interest rate changes from the initial interest rate, which typically do not exceed 600 basis points from the initial interest rate. All Agency Securities acquired by the REIT will be obtained in the secondary market. As of December 31, 2003, the REIT owned two Agency Securities issued by FNMA having a combined fair market value of approximately $36 million. The weighted average coupon rate on the Agency Securities was 4.06%. The average weighted effective interest rate earned by the REIT on these Agency Securities was 3.60%. The difference between the coupon rate and effective interest rate reflects the amortization of the premiums paid to purchase these Agency Securities.

        Mezzanine-level financing provided to unaffiliated developers of residential real estate may take a variety of forms including subordinated mortgage loans and preferred equity investments. These mezzanine level investments will generally be structured to provide the REIT with a minimum return by way of a fixed base rate of interest or preferred dividend as well as the opportunity to participate in the excess cash flow and sale proceeds of the underlying apartment property through the payment of participating interest and additional dividends. There will be no insurance or government guarantees with respect to these investments. As of December 31, 2003, the REIT has not invested in any mezzanine level financing arrangements.

        The REIT may also make equity investments in other real estate investment trusts and similar real estate companies, which can include publicly traded common stocks. The REIT may also acquire controlling and non-controlling interests in other real estate businesses such as property management companies. The REIT may decide to invest available cash in these types of securities to increase the return on available cash given the low interest rates currently earned on cash equivalents, but must do so in compliance with real estate investment trust tax requirements and in a manner that will not subject it to registration as an investment company under the Investment Company of 1940. The REIT may modify its investment policies from time to time without the vote of the stockholders.

Financing Strategies

        The REIT has the authority to finance the acquisition of additional real estate assets in a variety of manners, including raising additional equity capital, reinvestment of cash flow and borrowing. Unlike the Partnership, the REIT intends to raise additional equity capital through the issuance of shares of its stock. These may be shares of its common stock or shares of one or more classes of preferred stock. Any shares of common stock the REIT issues will have the same rights and privileges as the common stock to be issued to Unit holders as a result of the merger. Shares of preferred stock, if any, would have rights and privileges different from common stock, which may include preferential rights to receive dividends. At this time, the REIT has not authorized any shares of preferred stock and it has no plans to do so.

        If the REIT decides to sell shares of its capital stock, it may do so in a number of different manners, including a rights offering directly to existing stockholders, an underwritten public offering or in a private placement negotiated with a small number of investors. The REIT may also issue shares of common or preferred stock to the owners of multifamily apartment complexes that it acquires as full or partial consideration for the acquisition of these properties. Although the REIT will have the authority to issue additional shares of its capital stock after the merger, it has not entered into any underwriting agreements or other arrangements to do so. The REIT cannot assure you that it will be able to raise any additional equity capital after the merger.

        In addition to the funds that the REIT may raise through the issuance of additional equity capital, it will also be able to borrow money in a variety of manners in order to acquire additional real estate assets. Borrowings to acquire additional multifamily apartment properties is generally in the form of long-term taxable or tax exempt mortgage loans secured by the acquired properties. These borrowings may be made at either fixed or variable interest rates, but the REIT intends to utilize more fixed rate debt than variable rate debt to finance multifamily apartment properties. The multifamily apartment properties which the REIT currently owns are financed under twelve mortgage financings with an aggregate principal balance of $82.2 million as of December 31, 2003. These mortgages consisted of ten tax-exempt mortgage bonds with an aggregate principal balance outstanding of $64.8 million and two taxable mortgage notes payable with a combined principal balance of $17.4 million. Six of these mortgage obligations totally approximately $36.4 million require periodic payments of principal and interest, while the remaining six mortgage obligations require only semiannual payments of interest. Approximately 87% of these mortgage obligations bear interest at a fixed rate with a weighted average of 5.65% as of December 31, 2003. The remaining 13% of these mortgage obligations bear interest at variable rates that had a weighted average interest rate of 1.68% as of December 31, 2003. Maturity dates on these mortgage obligations range from September 2005 to July 2029. Each of these mortgage loans has been made on a nonrecourse basis, which means that the lender's source of payment in the event of a default is limited to foreclosure of the underlying property securing the mortgage loan.

        The amount of debt the REIT can incur is not limited by its Charter or otherwise. In general, however, the amount of borrowing used to acquire multifamily apartment properties is approximately 55% to 65% of the purchase price of these assets, although higher or lower levels of borrowings may be used on any single property. In addition, as a practical matter, its ability to borrow additional money after the merger will be limited if the REIT can not issue additional capital stock in order to increase its equity. As a general matter, the REIT does not intend to use second mortgages on its properties. However, the REIT is not prohibited from doing so.

        Properties financed by tax exempt mortgage debt are subject to numerous restrictive covenants, including a requirement that a percentage of the apartment units in each such property be occupied by residents whose income does not exceed a percentage of the median income for the area in which the property is located. These covenants can, and often do, remain in effect until the bonds mature which may be as long as 30 or 40 years. Because of these restrictions, it is possible that the rents charged by these properties may be lowered, or rent increases foregone, in order to attract enough residents meeting the income requirements. In the event that such requirements are not met, interest on mortgage debt could become subject to federal and state income tax, which would result in either an increase in the interest rate the REIT would have to pay or an early termination of the loan that would force the REIT to obtain alternative financing. Alternative financing, if available, would generally be expected to be provided by taxable borrowings and, therefore, would be at higher interest rates than the original tax exempt mortgage loan on the property. If alternative financing is not available, the REIT may be forced to sell the property or could lose the property in foreclosure.

        The REIT may also use some of its current cash flow to partially finance the acquisition of additional multifamily apartment complexes, but it does not intend to use current cash flow as a primary method of financing these acquisitions and does not intend to reduce dividend levels in order to finance property acquisitions.

        Acquisitions of Agency Securities are principally financed with repurchase agreements. Repurchase agreements take the form of a sale of a security (in this case, an Agency Security owned by the REIT) to a counterparty at an agreed upon price in return for the counterparty's simultaneous agreement to resell the same securities back to the owner at a future date at a higher price. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a borrowing under which the REIT pledges Agency Securities that it already owns as collateral to secure a short-term loan with a counterparty. The borrowings are then used to acquire additional Agency Securities, which themselves may be used as collateral for additional borrowings under repurchase agreements. The difference between the sale and repurchase price is the cost, or interest expense, of borrowing under the repurchase agreements. The repurchase agreements may require the REIT to pledge additional assets to the lender in the event the market value of existing pledged collateral declines below a specified percentage. The pledged collateral may fluctuate in value due to, among other things, principal repayments, market changes in interest rates and credit quality. The REIT retains beneficial ownership of the pledged collateral, including the right to distributions, while the counterparty maintains custody of the collateral securities. At the maturity of a repurchase agreement, the REIT is required to repay the loan and concurrently receive back its pledged collateral from the lender or, may renew the repurchase agreement at the then prevailing financing rate. As of December 31, 2003, the REIT had borrowed approximately $33 million under short-term repurchase agreements to finance its investment in Agency Securities. These repurchase agreements have a weighted average interest rate of 1.29% and a weighted average maturity of 249 days. Total borrowings to acquire Agency Securities is currently limited by the REIT to not more than eight times the amount of equity capital invested by the REIT in Agency Securities, although the REIT can increase this limitation with the approval of the Board of Directors.

        Repurchase agreements have maturities as short as one month. However, the REIT expects that it will generally enter into repurchase agreements with terms of between one and 12 months. Should the counterparty to a repurchase agreement decide not to renew the agreement at maturity, the REIT would be required to either refinance elsewhere or be in a position to retire the obligation. If, during the term of a repurchase agreement, a lender should file for bankruptcy, the REIT might experience difficulty recovering its pledged assets and may have an unsecured claim against the lender's assets for the difference between the amount loaned to the REIT and the fair value of the security pledged as collateral by the REIT. To reduce its exposure, the REIT enters into repurchase agreements only with financially sound institutions. The REIT also seeks to diversify its exposure by entering into repurchase agreements with a number of separate lenders and limiting its maximum exposure to any single lender.

        The REIT may use derivatives and other hedging strategies to help mitigate interest rate risks on the long-term borrowings used to finance its apartment properties and the prepayment and interest rate risks on its Agency Securities. The REIT may use interest rate caps, interest rate swaps or other derivative instruments to achieve these goals, but the timing and amount of hedging transactions, if any, will depend on numerous market conditions, including, but not limited to, the interest rate environment, management's assessment of the future changes in interest rates and the market availability and cost of entering into such hedge transactions. In addition, management's ability to employ hedging strategies may be restricted by requirements for real estate investment trusts status. Management does not anticipate entering into derivatives for speculative or trading purposes. Any use of derivatives and contemplated derivative strategies will be addressed by the REIT's Board of Directors. It should be noted that no hedging strategy will completely insulate the REIT against interest rate risks. In addition, there can be no assurance that any such hedging activities will have the desired impact on the REIT's results of operations or financial condition. Hedging typically involves transaction costs, which increase as the period covered by the hedge increases and which also increase during periods of rising or volatile interest rates. Such hedging costs may cause the REIT to conclude that a particular hedging transaction is not appropriate, thereby affecting its ability to mitigate interest rate risk. The REIT may modify its financing policies from time to time without the vote of the stockholders.

        Borrowings to make investments in asset categories other than multifamily apartments or Agency Securities will generally be between 25% and 30% of asset value. The REIT has no borrowings of this type currently. The REIT is in compliance with each of its borrowing policies.

Dividend Policy

        The REIT declares and pays dividends on its common stock on a quarterly basis and expects to continue to do so after the merger. The amount of dividends paid by the REIT will be determined by its Board of Directors in its sole discretion, and will depend on a number of factors, including the amount of cash the REIT has available for distribution, its financial condition and capital requirements, the annual distribution requirements under the real estate investment trust provisions of the Code and such other factors as the Board of Directors deems relevant. As long as the amount of cash generated from the operation of its multifamily apartment properties (including those acquired from the Partnership in the merger) and from the net interest earnings from its portfolio of Agency Securities continues at or close to current levels, the REIT expects to pay dividends on its common stock that are comparable to the dividends that it has paid on its common stock historically. If the REIT maintains dividend payments at their current rate after the merger, the dividend payments to former Unit holders of the Partnership will increase slightly from the level of cash distributions paid by the Partnership to Unit holders prior to the merger. If the REIT is able to increase the amount of funds from operations, either through the acquisition of additional properties and Agency Securities, or through improvements in the performance of its assets, it expects to increase the dividends paid on its common stock. However, if the economic performance of its multifamily apartment complexes or Agency Securities declines in the future, then the level of dividend payments may be reduced. The cash generated by the

REIT from its assets is subject to a number of economic conditions and uncertainties. As a result, there can be no assurance that the REIT will be able to continue to pay dividends after the merger at levels comparable to the dividends currently paid or at any particular level.

        While the REIT may use some of its current cash flow to partially finance acquisitions of additional multifamily apartment complexes and other investments, it does not intend to use current cash flow as a principal method of financing these acquisitions and does not intend to reduce dividend levels in order to finance acquisitions of additional assets. If the REIT finances the acquisition of additional investments with debt and the additional assets fail to generate revenues that are sufficient to offset the costs associated with this additional borrowing, it may have to reduce dividends.

        The REIT has not adopted a policy establishing a minimum percentage of its available cash in any period that it must pay as dividends, and it does not expect to adopt such a policy. However, as a real estate investment trust for tax purposes, the REIT will be required to make annual distributions to its stockholders equal to at least 90% of its annual taxable income (excluding net capital gains). In the event that cash available for distribution is insufficient to meet the tax requirements for distributions, the REIT could be required to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make the distribution required to retain its tax status. You should note that the REIT's taxable income will not necessarily equal its net income calculated in accordance with GAAP. In addition, because taxable income is reduced by various non-cash items such as depreciation and amortization, it will be less than the amount of funds from operations generated by the REIT.

Properties

        The following table sets forth certain information regarding the real estate assets owned by the REIT as of December 31, 2003:

Property Name	Location	Number of Units		Average Square Feet/Unit	Federal Tax Basis	2003 Annual Real Estate Tax Expense
Jackson Park Place	Fresno, California	296		822	$8,194,643	$159,703
Covey at Fox Valley	Aurora, Illinois	216		948	6,436,770	306,005
The Park at Fifty Eight	Chattanooga, Tennessee	196		876	2,524,068	106,986
Shelby Heights	Bristol, Tennessee	100		980	1,552,379	60,030
Coral Point	Mesa, Arizona	336		780	6,096,078	128,751
Park at Countryside	Port Orange, Florida	120		720	2,187,273	59,732
The Retreat	Atlanta, Georgia	226		855	5,528,394	133,506
Park Trace Apartments	Norcross, Georgia	260		806	7,835,943	156,063
Littlestone at Village Green	Gallatin, Tennessee	200		987	7,714,844	121,950
St. Andrews at Westwood Apartments	Orlando, Florida	259		836	10,008,220	237,170
The Hunt Apartments	Oklahoma City, Oklahoma	216		693	6,310,305	67,078
Greenbriar Apartments	Tulsa, Oklahoma	120		666	3,649,241	39,445
Oakwell Farms Apartments	Nashville, Tennessee	414		800	13,139,392	248,590
Oakhurst Apartments	Ocala, Florida	214		790	7,457,195	133,575
Belvedere Apartments	Naples, Florida	162		829	7,339,385	136,272

		3,335			$95,974,130	$2,094,856

The Exchange at Palm Bay	Palm Bay, Florida	72,002	(1)	n/a	1,200,944	55,608

					$97,175,074	$2,150,464

(1)
This is an office/warehouse facility. The figure represents square feet available for lease to tenants.

        On each property, other than The Exchange at Palm Bay, depreciation is recognized on a straight-line basis over a useful life of 27 1/2 years, resulting in an annual depreciation rate of approximately 3.64%. The Exchange at Palm Bay is depreciated on a straight-line basis over a useful life of 31 1/2 years, resulting in an annual depreciation rate of approximately 3.17%. In the opinion of management, each of the properties is adequately covered by insurance.

        The average annual occupancy rate and average effective rental rate per unit for each of the REIT's properties for each of the last five years are listed in the following table:

	2003	2002	2001	2000	1999
Jackson Park Place
Average Occupancy Rate	97%	98%	99%	99%	99%
Average Effective Annual Rental Per Unit	$7,606	$7,242	$6,711	$6,369	$6,219
Covey at Fox Valley
Average Occupancy Rate	89%	89%	94%	97%	98%
Average Effective Annual Rental Per Unit	$9,002	$9,309	$9,918	$9,569	$9,406
The Park at Fifty-Eight
Average Occupancy Rate	76%	84%	87%	93%	96%
Average Effective Annual Rental Per Unit	$4,496	$4,510	$4,596	$5,165	$5,236
Shelby Heights
Average Occupancy Rate	97%	94%	95%	97%	93%
Average Effective Annual Rental Per Unit	$6,215	$6,060	$6,097	$6,132	$5,663
Coral Point
Average Occupancy Rate	84%	88%	93%	94%	94%
Average Effective Annual Rental Per Unit	$5,052	$5,496	$6,262	$6,244	$6,130
Park at Countryside
Average Occupancy Rate	96%	94%	96%	98%	99%
Average Effective Annual Rental Per Unit	$6,771	$6,859	$6,855	$6,867	$6,725
The Retreat
Average Occupancy Rate	93%	92%	97%	99%	97%
Average Effective Annual Rental Per Unit	$6,393	$7,064	$7,722	$7,587	$7,233
Park Trace Apartments
Average Occupancy Rate	97%	97%	97%	99%	96%
Average Effective Annual Rental Per Unit	$7,144	$7,864	$8,088	$7,914	$7,353
Littlestone at Village Green
Average Occupancy Rate	93%	94%	93%	91%	94%
Average Effective Annual Rental Per Unit	$6,818	7,179	$7,031	$6,847	$7,286
St. Andrews at Westwood Apartments
Average Occupancy Rate	94%	90%	94%	96%	95%
Average Effective Annual Rental Per Unit	$7,507	7,243	$7,798	$8,020	$7,816
The Hunt Apartments
Average Occupancy Rate	96%	96%	98%	99%	98%
Average Effective Annual Rental Per Unit	$5,704	5,728	$5,715	$5,505	$5,274
Greenbriar Apartments
Average Occupancy Rate	91%	91%	95%	95%	96%
Average Effective Annual Rental Per Unit	$5,252	5,526	$5,875	$5,744	$5,755
Oakwell Farms Apartments
Average Occupancy Rate	90%	93%	93%	92%	96	%(1)
Average Effective Annual Rental Per Unit	$6,013	6,638	$6,339	$6,519	$6,568

Oakhurst Apartments
Average Occupancy Rate	94%	95%	96%	97	%(2)	N/A
Average Effective Annual Rental Per Unit	$6,620	6,739	$6,426	$6,402		N/A
Belvedere Apartments
Average Occupancy Rate	89%	91%	99%	98	%(2)	N/A
Average Effective Annual Rental Per Unit	$7,973	8,205	$8,658	$8,629		N/A
The Exchange at Palm Bay
Average Occupancy Rate	92%	89%	93%	79%		63%
Average Effective Annual Rental Per Sq. Ft.	$9.24	$10.24	$9.59	$8.51		$7.77

(1)
Based on information from April 27, 1999, the date of acquisition, through December 31, 1999.

(2)
Occupancy rate at December 31, 2000. (Property was acquired on December 6, 2000.)

        Management believes that each of the REIT's properties is in compliance in all material respects with federal, state and local regulations regarding hazardous waste and other environmental matters and management is not aware of any environmental contamination at any of such properties that would require any material capital expenditure by the REIT for the remediation of environmental contamination at any of these properties.

        The following table sets forth information relating to the mortgage indebtedness secured by the REIT's multifamily apartment complexes as of December 31, 2003.

Property Securing Loan	Effective Interest Rate		Final Maturity Date	Payment and Prepayment or Redemption Terms	Annual Payments	Carrying Amount
Tax-Exempt Bonds Payable:
The Park at Fifty Eight	6.65%		03/01/2021	semiannual payments of principal and/or interest are due each March 1 and September 1. Prepayable at par + 1% in March 2006.	Range from $224,000 to $228,000	$2,325,000
Shelby Heights and Park at Countryside	6.10%		03/01/2022	semiannual payments of principal and/or interest are due each March 1 and September 1. Prepayable at par + 1% in March 2007.	Range from $266,000 to $276,000	2,990,000
Covey at Fox Valley and Park Trace Apartments	5.30%		11/01/2007	semiannual payments of interest are due each May 1 and November 1 Prepayable at par + 1% in March 2006. Prepayable at par in March 2007.	$658,000	12,410,000
Jackson Park Place	5.80%		12/01/2007	monthly payment of principal and interest are due the 1st of each month. Prepayable at par in November 2007.	$611,901	7,749,687
Coral Point and St. Andrews at Westwood Apartments	4.96%		03/01/2008	semiannual payments of interest are due each March 1 and September 1. Prepayable at par + 1% in March 2006.	$650,033	13,090,000
The Hunt Apartments	2.03	%(1)	07/01/2029	semiannual payments of interest are due each Jan. 1 and July 1. Prepayable at anytime.	Interest only	6,930,000
Greenbriar Apartments	2.03	%(1)	07/01/2029	semiannual payments of interest are due each Jan. 1 and July 1. Prepayable at anytime.	Interest only	3,980,000

Oakhurst Apartments	4.50	%(2)	12/01/2007	semiannual payments of interest are due each June 1 and Dec. 1. Prepayable at par in December 2003.	Interest only	5,300,000
Belvedere Apartments	4.50	%(2)	12/01/2007	semiannual payments of interest are due each June 1 and Dec. 1. Prepayable at par in December 2003.	Interest only	4,800,000
Exchange at Palm Bay	4.50	%(2)	11/01/2010	monthly payments of principal and interest are due the 25th of each month. Prepayable at par in December 2005.	$498,517	5,256,843

						64,831,530
Mortgage Notes Payable:
Littlestone at Village Green	7.68%		09/15/2005	monthly payment of principal and interest are due the 15th of each month. Prepayment allowed with 30 day notice and premium.	$542,921	5,104,054
Oakwell Farms Apartments	6.935%		05/01/2009	monthly payment of principal and interest are due the 1st of each month. Prepayment allowed with 30 day notice and premium.	$1,029,088	12,279,860

						17,383,914

Balance at December 31, 2003						$82,215,444

(1)
Bonds are subject to interest rate swap agreements. The effective floating interest rates under these agreements averaged 2.03% per annum for the year ended December 31, 2003. Bonds are also collateralized by cash equivalents totaling $1,837,000.

(2)
Bonds are subject to interest rate swap agreements under which the interest rates are fixed at 4.50% per annum through December 2004.

Legal Proceedings

        There are no material pending legal proceedings to which the REIT is a party or to which any of its properties is subject.

Market for the REIT's Common Stock and Related Stockholder Matters.

        Market Information.    The common stock of the REIT is listed on the Nasdaq National Market under the symbol "APRO." Public trading of the REIT's common stock did not begin until January 2, 2003. Accordingly, there is no sale price information for any period prior to that date. The following table sets forth the high and low final sale prices for shares for each quarterly period during 2003 and for the first quarter of 2004 through March 29, 2004:

2003	High	Low
1st Quarter	$9.62	$8.27
2nd Quarter	10.80	8.20
3rd Quarter	10.88	9.92
4th Quarter	12.20	9.77
2004	High	Low
1st Quarter (through March 29, 2004)	$12.48	$10.58

        On March 29, 2004, the date prior to the date of this Joint Proxy Statement/Prospectus, the high and low sale price of the REIT's common stock were $11.46 and $11.41, respectively.

        Stockholders.    The approximate number of stockholders on March 26, 2004, was 2,250.

        Dividends.    The REIT intends to declare dividends quarterly. The REIT's distribution policy will be subject to revision by, and all distributions it pays will be at the discretion of, its Board of Directors. However, the amount of dividend distributions the REIT actually is able to pay will be affected by a number of factors, including the amount of cash it has available for distribution, its financial condition and capital requirements, the annual distribution requirements under applicable real estate investment trust tax law provisions and other factors that its directors deem relevant. The REIT declared a quarterly dividend of $.25 per share for each quarter of 2003. For tax purposes, the 2003 dividend was $0.75 per share and due to income generated by two non-recurring transactions in 2003, none of the $0.75 per share considered paid in 2003 for tax purposes was treated as a return of capital.

MANAGEMENT OF THE REIT

        The Board of Directors of the REIT will continue to direct the management of the REIT's business and affairs following the merger. However, the REIT has retained the Advisor to manage various aspects of its day-to-day business operations. Among other things, the Board of Directors has delegated to the Advisor the responsibilities with respect to overseeing the REIT's portfolio of real estate assets and decisions relating to the acquisition or disposition of these assets. See "The Advisor" below.

        The Board of Directors is comprised of seven directors. George V. Janzen, Gregor Medinger, John Miller and Steven W. Seline are the Independent Directors (using the definition of independence used for directors of companies with securities listed on the Nasdaq) of the REIT. Under the REIT's Charter, the seven-member Board of Directors is divided into three classes. The Class I directors are Michael B. Yanney and Gregor Medinger. The Class II directors are George H. Krauss and Steven W. Seline. The Class III directors are Lisa Y. Roskens, George V. Janzen and John Miller. The term of the Class I directors will terminate on the date of the 2006 annual meeting of stockholders; the term of the Class II directors will terminate on the date of the 2004 annual meeting of stockholders; and the term of the Class III directors will terminate on the date of the 2005 annual meeting of stockholders. Messrs. Krauss and Seline have been renominated to the Board of Directors as Class II directors for terms ending at the 2007 annual meeting. At each annual meeting of stockholders, directors of the class to be elected shall be elected for a three-year term. Directors hold office until the annual meeting for the year in which their terms expire and until their successors shall be elected and qualify.

Directors and Executive Officers of the REIT

        The following persons serve as the directors and executive officers of the REIT:

Name	Position Held
Michael B. Yanney	Chairman of the Board and Director
John H. Cassidy	President and Chief Executive Officer
Mark A. Hiatt	Vice President, Chief Financial Officer, Treasurer and Secretary
Joseph N. Grego	Executive Vice President—Real Estate
Maurice E. Cox, Jr.	Executive Vice President—Investor Relations
George V. Janzen	Director
George H. Krauss	Director
Gregor Medinger	Director
John Miller	Director
Lisa Y. Roskens	Director
Steven W. Seline	Director

        Biographical information for Michael B. Yanney, Lisa Y. Roskens, Mark A. Hiatt and George H. Krauss is set forth under "THE PARTNERSHIP—Management of the Partnership."

        John H. Cassidy, 52, was named President and Chief Executive Officer of the REIT in September 2003. Mr. Cassidy has been employed by America First Companies L.L.C. since 1987 and has served in a number of capacities with respect to the public real estate partnerships sponsored by America First Companies L.L.C. From 1992 to 2002, he was President of America First Properties Management Company, L.L.C., the property management subsidiary of America First Companies L.L.C. From 1980 to 1987, Mr. Cassidy was a Vice President of E.F. Hutton & Co., Inc. Mr. Cassidy was an Assistant Vice President of Bank of America from 1978 to 1980. Mr. Cassidy received a Bachelor of Arts from Georgetown University and a Masters of Business Administration from Columbia University School of Business.

        Joseph N. Grego, 57, was appointed as Executive Vice President-Real Estate of the REIT in September 2003. Mr. Grego has been the fund manager for two public real estate partnerships sponsored by America First Companies L.L.C. (including the predecessor to the REIT) since 1996 and has acted in that capacity for the REIT since it began operations in January 2003. From 1980 until joining America First Companies L.L.C. in 1989, Mr. Grego was a Senior Vice President with Shearson Lehman Hutton Inc. and held several positions with E.F. Hutton & Co., Inc. including President and Director of Hutton Real Estate Services, Inc., where he was responsible for asset management of 74 properties nationwide. From 1976 to 1980, he was Controller of Levitt Corporation, an international homebuilder and developer. Mr. Grego was Assistant Corporate Controller of Cavanaugh Communities Corporation from 1974-1976 and was an accountant specializing in real estate with J.K. Lasser and Company, a public accounting firm, from 1969 to 1974.

        Maurice E. Cox, Jr., 62, is the REIT's Vice President-Investor Relations, a position he has held since September 2003. Mr. Cox has been with America First Companies L.L.C. since 1984 and has been in charge of all investor relations activities for its public and private investment partnerships. He also serves as President of America First Programs, L.L.C., an affiliated broker dealer. Mr. Cox has 34 years of experience in the financial services industry. Before joining America First, he worked at EF Hutton & Co., Inc. as Regional Sales Manager for the Partnership Investment Group and in 1982 assumed the directorship of this Group. From 1976 until 1980 worked at Energy Management Company in Denver Colorado and Greenwood Resources Inc. as President of their program distributor. From 1969 to 1976, he was employed by Oppenheimer Management and served as a salesman for the Oppenheimer Funds.

        George V. Janzen, 75, serves as Director of the REIT. He has been an independent investment consultant since 1990. From 1993 to 1995, Mr. Janzen served as a director of America First Apartment Investors, Inc. Mr. Janzen served as Fund President of the America First Tax Exempt Mortgage Fund from 1985 until 1990. From 1966 to 1977, he was President and Chief Executive Officer of Southwest National Bank of El Paso and its successor, First City National Bank of El Paso. From 1977 to 1985, Mr. Janzen was engaged in the management of his personal investments.

        Gregor Medinger, 60, serves as Director of the REIT. He is President of HBV Capital Markets, Inc., New York, New York, and has been with that company for 15 years. From 1971 to 1980, he worked for Banque Worms, a French merchant bank, concentrating in cross-border mergers and acquisitions. From 1969 to 1971, Mr. Medinger worked in the International Department of Bankers Trust. Mr. Medinger has extensive experience in the investment banking field, he has worked on a variety of transactions ranging from initial public offerings of companies from emerging markets to cross-border leveraged buyouts to dual currency bonds. Mr. Medinger also headed the tax exempt financings that HBV Capital has done in the last ten years. Mr. Medinger has a law degree from the University of Vienna. Mr. Medinger is also a director of the Quantum Endowment Fund N.V. and Quantum Industrial Holdings, Ltd., foreign corporations whose shares are traded overseas.

        John Miller, 70, serves as Director of the REIT. Mr. Miller has worked as a litigation mediator and arbitrator on a part-time basis since 1984. From 1971 to 1984, he was a litigation partner at Miller and Rowen, a law firm in Omaha, Nebraska. From 1958 to 1971, he worked as a litigation trial attorney for Eisenstatt Lay Higgins and Miller, another Omaha law firm. Mr. Miller has a Bachelor of Science degree from Creighton University and a law degree from Creighton Law School, both in Omaha, Nebraska.

        Steven W. Seline, 50, serves as Director of the REIT. Mr. Seline is Vice-Chairman of Waitt Media, Inc., as well as Vice-Chairman of various affiliates and subsidiaries of Waitt Media, including Waitt Outdoor LLC, Waitt Broadcasting LLC and Waitt Radio, Inc. He has worked for Waitt Media since 1998. From 1979 to 1998, he practiced law with the firm of Kutak Rock LLP in Omaha,

Nebraska. Mr. Seline has a Bachelor of Science in Economics degree from the University of Nebraska at Omaha and a law degree from Creighton University.

        The REIT's Board of Directors operates pursuant to the REIT's Charter and bylaws as well as a set of corporate governance guidelines which address a number of items, including the qualifications for serving as a director, the process by which directors candidates are nominated and the responsibilities of directors. The REIT has adopted the Code of Ethical Conduct put in place by America First Companies for its senior executive and financial officers as required by Section 406 of the Sarbanes-Oxley Act of 2002. As such, this Code of Ethical Conduct covers all executive officers of the REIT. The REIT has also adopted the Code of Conduct applicable to all directors, officers and employees as America First Companies which is designed to comply with the listing requirements of the Nasdaq Stock Market. Both the Code of Ethical Conduct and the Code of Conduct are available on the America First Companies website at www.am1st.com.

        The REIT's Board of Directors conducts its business through meetings and actions taken by written consent in lieu of meetings. Other actions may be taken by committees established by the Board. During the year ended December 31, 2003, the REIT's Board of Directors held seven meetings and acted by written consent in lieu of a meeting one time. All directors attended each of the meetings of the REIT's Board of Directors and of the committees of the REIT's Board of Directors on which they served during 2003.

Committees of the Board of Directors

        The REIT Board of Directors has established three standing committees, the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Each committee operates under a written charter and copies of these charters are available at the America First Companies website at www.am1st.com.

        Audit Committee.    The Audit Committee's primary duties and responsibilities include monitoring the integrity of the REIT's financial statements, monitoring its independence and performance of its internal and external auditors, and monitoring its compliance with applicable legal and regulatory requirements. The functions of the Audit Committee also include reviewing periodically with independent auditors the performance of the services for which they are engaged, including reviewing the scope of the annual audit and its results, reviewing with management and the auditors the adequacy of the REIT's internal accounting controls, reviewing with management and the auditors the financial results prior to the filing of quarterly and annual reports, and reviewing fees charged by the independent auditors. The REIT's independent auditors report directly and are accountable solely to the Audit Committee. The Audit Committee has the sole authority to hire and fire the independent auditors and is responsible for the oversight of the performance of their duties, including ensuring the independence of the independent auditors. The Audit Committee also approves in advance the retention of, and all fees to be paid to, the independent auditors. The rendering of any auditing services and all non-auditing services by the independent auditors is subject to the approval in advance of the Audit Committee. The Audit Committee is composed of Messrs. Janzen, Miller and Seline. The Board of Directors has determined that George V. Janzen qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission. The Audit Committee held four meetings during 2003.

        Compensation Committee.    The duties of the Compensation Committee include determining the compensation of the REIT's executive officers and the administration of the REIT's 2002 Stock Option Plan (the "Stock Option Plan"). The Compensation Committee is made up of Messrs. Medinger, Miller and Janzen. The Compensation Committee held five meetings during 2003.

        Nominating/Corporate Governance Committee.    The function of the Nominating/Corporate Governance Committee is to nominate persons to serve as directors of the REIT and to establish, review and have general oversight over policies relating to corporate governance matters. It also oversees the evaluation of the Board to determine whether it and its committees are operating effectively. The Nominating/Corporate Governance Committee identifies nominees to serve as directors of the REIT primarily through suggestions made by directors, management or stockholders. Candidates for directors are evaluated based on their independence, character, judgment, diversity of experience, financial or business acumen, and their ability to represent and act on behalf of all stockholders. However, the Nominating/Corporate Governance Committee has not established any quantifiable minimum standards for evaluating potential nominees. The Nominating/Corporate Governance Committee will consider nominations for directors received from shareholders which are submitted in a timely manner with sufficient biographical and business experience information about the nominee to allow the Nominating/Corporate Governance Committee to evaluate the nominee. The members of the Nominating/Corporate Governance Committee are Messrs. Seline, Janzen and Medinger. The Nominating Committee held two meetings during 2003.

Executive Compensation

        The REIT's executive officers do not receive any cash compensation from the REIT for serving as executive officers. However, each of the REIT's executive officers is also an employee of America First Companies L.L.C. and is paid by America First Companies L.L.C. Under the terms of the Advisory Agreement, the REIT reimburses the Advisor for the allocable compensation paid to these persons by America First Companies L.L.C., except for those who are executive officers of America First Companies L.L.C. Accordingly, the REIT does not reimburse the Advisor for the salaries or benefits paid to Messrs. Yanney and Hiatt. During 2003, the REIT did not reimburse the Advisor for any of the salary or bonus paid to John Cassidy, who became the President and Chief Executive Officer of the REIT in September 2003. However, during 2003 the REIT did reimburse the Advisor in the amount of $146,022 for the allocable portion of the salary and bonus paid to Joseph Grego, the REIT's Executive Vice President-Real Estate. This payment represented the REIT's total compensation paid to Mr. Grego in 2003. The REIT did not pay or reimburse the Advisor for salaries or bonuses of any other of its executive officers for more than $100,000 in 2003. The REIT did not pay or reimburse the Advisor for any salaries, bonuses or other cash compensation of its other executive officers during 2002.

        Each of the REIT's executive officers is eligible to receive grants of stock options and dividend equivalency rights ("DERs") under the REIT's 2002 Stock Option Plan. A DER entitles its holder to receive a cash payment equal to the dividends paid on one share of common stock. See "Stock Option Plan." No such awards have been made to executive officers of the REIT. The REIT does not have a long-term incentive plan for its executive officers.

Compensation of Directors

        Directors who are not officers of the REIT or of the Advisor or its affiliates receive an annual directors' fee of $20,000 payable on a quarterly basis. Non-officer directors may elect to defer either 50% or 100% of their annual director's fee pursuant to the REIT's 2003 Nonemployee Directors' Deferred Compensation Plan. Directors are also eligible to receive grants of stock options and DERs under the REIT's 2002 Stock Option Plan. Each Independent Director has been awarded options to acquire 10,000 shares of common stock and DERs with respect to these options. One-quarter of these options vested immediately upon grant and the remainder vest annually over three years. In addition, all members of the Board of Directors are reimbursed for travel and other expenses they incur in connection with attending any board or committee meetings.

Stock Option Plan

        The REIT has adopted its 2002 Stock Option Plan (the "Stock Option Plan") to attract and retain employees, officers, directors and other persons expected to provide the REIT with significant services (including the employees, officers and directors of the Advisor and America First Companies L.L.C.) and to provide them with an incentive to use their best efforts to advance the interests of the REIT and its stockholders by affording them a financial interest in the REIT that aligns their interest with those of the REIT's stockholders.

        The Stock Option Plan authorizes the REIT to grant Incentive Stock Options ("ISOs") as defined under Section 422 of the Code, Non-Qualified Stock Options ("NQSOs") and DERs, to directors, officers and employees of the REIT and the Advisor. Non-employee directors and certain other persons providing services to the REIT are eligible to receive grants of NQSOs with DERs pursuant to the provisions of the Stock Option Plan. All eligible participants may be awarded options and DERs under the Stock Option Plan as determined by the Compensation Committee, except that awards to directors serving on the Compensation Committee must be approved by a majority of the directors who are not serving on the Compensation Committee.

        Holders of stock options have the right to acquire shares of the REIT's common stock at an exercise price set at the time the stock option is granted. The exercise price for any options granted to eligible persons under the Stock Option Plan may not be less than the fair market value of the REIT common stock on the day of the grant. The options expire if not exercised ten years after the date granted. The holder of a DER is entitled to receive a cash payment equal to the dividend distribution paid on a share of the REIT's common stock that is subject to a vested stock option. DERs terminate upon the exercise of the stock option relating to such share of common stock.

        Options to acquire a total of 40,000 shares of common stock at a purchase price of $8.73 per share have been granted and remain outstanding under the Stock Option Plan. In addition, a total of 40,000 DERs are outstanding. All of these stock options and DERs were granted to non-employee directors of the REIT. The Stock Option Plan authorizes the granting of options to purchase an aggregate of up to 750,000 shares of the REIT's common stock. As of March 26, 2004, options for 710,000 shares of common stock remained available for issuance under the Stock Option Plan.

Options/SAR Grants in Last Fiscal Year

        The REIT did not grant any options to acquire any of its securities to any of its executive officers during 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

        At December 31, 2003, none of the REIT's executive officers held any unexercised options to acquire REIT securities. None of the REIT's executive officers exercised any options during 2003.

Equity Compensation Plan Information

        The following equity compensation plan information summarizes plans and securities approved by, and not approved by, the security holders of the REIT as of December 31, 2003:

PLAN CATEGORY	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	40,000	$8.73	710,000
Equity compensation plans not approved by security holders	—	—	—

Total	40,000	$8.73	710,000

Long-Term Incentive Plans and Other Matters

        The REIT does not maintain a long-term incentive plan or pension plan (as defined in Item 402 of SEC Regulation S-K) for its officers and it did not reprice any stock options for any of its officers during 2003.

The Advisor

        The Advisor is a Maryland corporation. All of the voting common stock of the Advisor is owned by America First Companies L.L.C.

        Directors and Officers of the Advisor.    The following persons serve as the directors and executive officers of the Advisor:

Name	Position Held
Michael B. Yanney	Chairman of the Board and Director
John H. Cassidy	President, Chief Executive Officer
Mark A. Hiatt	Vice President, Chief Financial Officer, Treasurer and Secretary
Joseph N. Grego	Executive Vice President—Real Estate
Lisa Roskens	Director
George H. Krauss	Director

        The officers of the Advisor will not be required to devote all of their time and attention to providing service to the REIT. It is expected that these officers will also provide significant services to America First Companies L.L.C. in connection with matters not related to the business affairs of the REIT. Biographical information with respect to each of the directors and executive officers of the Advisor is set forth above.

        The Advisor will maintain an investment committee comprised of a number of real estate and finance professionals employed by America First Companies L.L.C. The investment committee will establish investment guidelines and criteria relating to the acquisition and disposition of real estate assets by the REIT. All acquisitions and dispositions of apartment complexes and each mezzanine financing made by the REIT must be reviewed and approved in advance by the investment committee. The acquisition and disposition of Agency Securities will be determined by the Advisor.

        The Advisory Agreement.    The REIT will enter into the new Advisory Agreement with the Advisor effective on the date of the merger. The REIT initially entered into an advisory agreement with the Advisor effective January 1, 2003 and amended this agreement on October 21, 2003. The new Advisory Agreement reflects further amendments that were negotiated by the Partnership Special Committee and the REIT Special Committee in connection with the merger. The Advisory Agreement has an initial term of five years with successive one-year extensions that may be made by agreement between the REIT and the Advisor, subject to an affirmative vote of a majority of the Independent Directors of the REIT. The Advisory Agreement may be terminated by the REIT upon 60 days' written notice, without cause, by a majority vote of its Independent Directors or by a vote of the holders of a majority of the outstanding shares of its common stock having the right to vote. In addition, the REIT has the right to terminate the Advisory Agreement upon the happening of certain specified events, including a material breach by the Advisor of any provision contained in the Advisory Agreement not cured within 30 days. In the event that the Advisory Agreement is terminated without cause or is not renewed by the REIT, it is obligated to pay the Advisor a termination or non-renewal fee equal to the appraised present value of the amount of administrative fees that would have been earned by the Advisor through December 31, 2016. The appraisal shall be conducted by an independent nationally-recognized appraisal firm agreed upon by the Independent Directors of the REIT and the Advisor. The cost of the appraisal will be paid equally by the REIT and the Advisor. If the parties are unable to agree on the selection of an appraiser, each will select a qualified appraisal firm and the termination fee will be deemed to be the average of the appraisals submitted by each party's chosen appraiser.

        Services.    The Advisor at all times is subject to the supervision of the Board of Directors of the REIT and only has such functions and authority as the REIT delegates to it. The Advisor is responsible for the day-to-day operations of the REIT and performs such services and activities relating to the assets and operations of the REIT as may be appropriate, including:

  (a)
  administering day-to-day operations and performing or supervising the performance of such administrative functions necessary in the management of the REIT as may be agreed upon by the Advisor and the directors of the REIT, including, without limitation, collection of revenues and payment of expenses, debts and obligations and maintenance of appropriate computer services to provide such administrative functions;

  (b)
  serving as a consultant to the REIT with respect to formulation of investment criteria and preparation of policy guidelines by the Board of Directors;

  (c)
  representing the REIT in connection with the identification, evaluation, purchase, financing, operation and disposition of real estate assets;

  (d)
  furnishing reports and statistical and economic research to the REIT regarding its investments, activities and results of operations and the services performed for the REIT by the Advisor;

  (e)
  monitoring and providing to the Board of Directors on an on-going basis information and other data regarding national and local real estate markets in which the REIT maintains or expects to acquire real estate assets;

  (f)
  communicating on behalf of the REIT with the holders of its equity and debt securities as required to satisfy the continuous reporting and other requirements of any governmental or regulatory bodies or agencies and maintaining effective relations with such securities holders;

  (g)
  to the extent not otherwise subject to an agreement executed by the REIT, designating one or more property managers for its real estate assets, which managers may be affiliates of the Advisor, and monitoring and administering such managers;

  (h)
  counseling with the REIT in connection with policy decisions to be made by its Board of Directors;

  (i)
  upon request by, and in accordance with the directions of, the Board of Directors, investing or reinvesting any money of the REIT;

  (j)
  engaging in hedging activities on behalf of the REIT consistent with its qualification as a REIT and any other directions of the Board of Directors;

  (k)
  providing the executive and administrative personnel and services required in rendering the foregoing services;

  (l)
  supervising compliance with real estate investment trust provisions of the Code and maintaining exemption from the Investment Company Act of 1940, as amended;

  (m)
  qualifying and causing the REIT to qualify to do business in all applicable jurisdictions;

  (n)
  causing the REIT to retain qualified legal counsel, independent public accountants, tax experts and other professionals;

  (o)
  complying with and using its best efforts to cause the REIT to comply with all applicable laws; and

  (p)
  as approved and directed by the Board of Directors, performing such other services as may be required from time to time for management and other activities relating to the REIT's assets as the Advisor deems appropriate under the particular circumstances.

        Monitor Servicing.    The Advisor monitors the management of the REIT's real estate assets. Such monitoring includes, but is not limited to, the following activities: serving as a consultant to the REIT with respect to the on-site management of real estate assets; performing periodic on-site inspections of real estate assets, review and approval of annual operating budgets for real estate assets, review and approval of capital improvements for real estate assets, collection of information and submission of reports pertaining to the real estate assets and to moneys remitted to the Advisor or the REIT by property managers; periodic review and evaluation of the performance of each of the real estate assets; acting as a liaison between property managers and the REIT and working with property managers to the extent necessary to improve their performance; review of and recommendations as to placement of insurance coverage, handling of insurable losses, easement problems and condemnation, delinquency and foreclosure procedures with regard to the real estate assets; and review of property manager's reports on the real estate assets. The Advisor may enter into subcontracts with other parties, including America First Companies L.L.C. and its affiliates, to provide any such services for the Advisor.

        Management Fees.    Under the Advisory Agreement, the REIT will pay the Advisor:

  •
  an administrative fee of 0.55% per annum on the value of its apartment complexes and the outstanding principal amount of mezzanine financing provided by the REIT to unaffiliated developers of residential real estate. For purposes of this calculation, the value of the apartment complexes currently held by the REIT and the Partnership are fixed at amounts representing the original investment in these apartments by predecessor entities and the value of newly acquired apartment complexes will be fixed at the gross purchase price paid by the REIT for those properties.

  •
  an administrative fee of 0.25% per annum of the outstanding principal balance of all Agency Securities held by the REIT determined at the end of each month plus an incentive equal to 20% of the amount by which (i)(A) the total revenues realized by the REIT from its Agency Securities during each calendar month less (B) the total interest payments made by the REIT during such calendar month on borrowings incurred to finance the acquisition of Agency Securities exceeds (ii)(A) the average dollar amount of stockholders' equity invested in Agency Securities during such month times (B) the composite dividend yield reported by the National Association of Real Estate Investment Trusts for equity real estate investment trusts which invest in residential apartment properties. As of December 31, 2003, the NAREIT composite dividend yield for equity real estate investment trusts which invest in residential apartment properties was 6.22%.

  •
  a property acquisition fee to the Advisor equal to 1.25% of (i) the purchase price paid for additional multifamily apartment complexes that the REIT may acquire (not including any assets acquired as a result of a merger with the Partnership) and (ii) the original principal amount of mezzanine financing provided by the REIT to unaffiliated developers of residential real estate. No property acquisition fee is payable with respect to the acquisition of Agency Securities.

        The following table sets forth the compensation and distributions actually paid by the Partnership to the General Partner during 2001, 2002 and 2003 compared to (i) the compensation that would have been paid to the General Partner if the terms of the new Advisory Agreement were in effect for it during these years and (ii) the distributions the General Partner would have received if it held shares of REIT stock or been the General Partner of the REIT's predecessor during this time.

	Year ended December 31,
	2003		2002		2001
	Actual	Under proposed merger	Actual	Under proposed merger	Actual	Under proposed merger
Administrative fee	$691,475	$760,623	$600,162	$660,178	$428,605	$471,466
Acquisition fee	—	—	338,733	338,733	309,196	309,196
Distributions	48,060	54,308	44,627	54,308	41,531	51,592

Total	$739,535	$814,930	$983,522	$1,053,219	$779,332	$832,254

        America First Properties Management Company, L.L.C., a wholly-owned subsidiary of America First Companies, provides on-site property management services for each apartment property owned by the Partnership and the REIT and for the sole commercial property owned by the REIT. After the merger, the property management company will continue to provide these services for all of the REIT's properties. The REIT will pay the property management company property management fees which may not exceed the fees that would be charged for such management services by independent parties in the same geographic location. For all but two properties, the property management company receives a fee equal to 4% of gross rental revenues. For the other two properties, the fee is equal to 4.5% of gross rental revenues. The management fee paid to the affiliated property management company with respect to the office/warehouse facility owned by the REIT is $500 per month. See "COMPARATIVE RIGHTS AND OBLIGATIONS OF UNIT HOLDERS AND STOCKHOLDERS—Fees and Expenses."

        If the REIT borrows money from any affiliate of the Advisor, the maximum amount of interest that may be charged by such affiliate will be the lesser of the interest rate (i) which would be charged by an unaffiliated lender to the REIT or (ii) which the Advisor or its Affiliates paid to obtain the funds to make the loan to the REIT. The REIT does not intend to borrow money from the Advisor or any other affiliate of America First Companies L.L.C.

        Expenses.    The REIT reimburses the Advisor and its affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred by the Advisor on its behalf, direct out-of-pocket fees, expenses and charges paid by the Advisor to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing and public relations services, expenses of preparing and distributing reports to the REIT's stockholders, an allocable portion of the salaries and fringe benefits of the employees of the Advisor or its affiliates (including the officers of the Advisor except as set forth below), insurance premiums (including premiums for liability insurance which will cover the REIT, the Advisor and their respective affiliates), the cost of compliance with all state and federal regulatory requirements, any stock exchange or Nasdaq listing fees for the REIT's securities, and charges and other payments to third parties for services rendered to the REIT. The REIT reimburses the Advisor monthly for these expenses, provided that the Advisor provides the REIT with appropriate documentation. The REIT does not reimburse the Advisor or its affiliates for any items of general overhead, including, but not limited to, rent, utilities or the use of computers, office equipment or other capital items owned by the Advisor or its affiliates. In addition, the REIT does not reimburse the Advisor or its affiliates for the salaries, fringe benefits and travel expenses of the officers of the Advisor who are also executive officers of America First Companies L.L.C. or for any compensation paid to the Board of Managers of America First Companies L.L.C. The reimbursement of the Advisor for expenses is subject to an annual review by the REIT's independent accountants.

        Limits of Responsibility.    Pursuant to the Advisory Agreement, the Advisor does not assume any responsibility other than to render in good faith the services called for by the Advisory Agreement. The Advisor is not responsible for any action of the REIT's Board of Directors in following or declining to follow any of its advice or recommendations. The Advisor and its directors, officers, stockholders and employees are not be liable to the REIT, its Independent Directors or its stockholders for acts or omissions performed under or in connection with the Advisory Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties. The REIT has agreed to indemnify the Advisor, its directors and its officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of the Advisor made in good faith in the performance of its duties under the Advisory Agreement. The Advisory Agreement does not prevent the Advisor or any of its affiliates from engaging in other businesses or from rendering services of any kind to any other person or entity, including investment in or advisory services of any kind to others investing in any type of real estate investment, including investments which meet the principal investment objectives of the REIT.

        Subadvisory Arrangements.    The Advisor has entered into a subadvisory agreement with an affiliate of MFA Mortgage Investments, Inc. for services with respect to the formulation and implementation of investment criteria and the identification, evaluation, purchase, financing and disposition of the REIT's portfolio of Agency Securities. The Advisor will pay all fees to, and other expenses of, the subadvisor under this agreement, and none of the costs of such subadvisory agreement will be paid by the REIT. The Advisor does not anticipate entering into any additional subadvisory agreements for other asset classes. MFA Mortgage Investments, Inc. is a real estate investment trust that invests primarily in adjustable rate mortgage securities. As of December 31, 2003, MFA Mortgage Investments, Inc. had approximately $4.6 billion in assets.

Voting Securities and Beneficial Ownership Thereof by Officers, Directors and Principal Stockholders

        On March 26, 2004, the directors and executive officers of the REIT beneficially owned the following shares of the REIT's common stock. Unless otherwise noted, each director and executive officer had sole voting and investment power over the shares he or she beneficially owns, and all such shares are owned directly by the individual or their spouse unless otherwise indicated. The REIT does not believe that any stockholder owns more than 5% of the shares outstanding.

Name	Number of Shares		Percent of Class
Directors and Executive Officers
Michael Yanney, Chairman of the Board	88,938	(1)	1.8
John H. Cassidy, President and Chief Executive Officer	8,000		*
Mark A. Hiatt, Vice President, Chief Financial Officer, Secretary and Treasurer	2,231	(2)	*
Joseph N. Grego, Executive Vice President-Real Estate	18,950		*
Maurice E. Cox, Jr., Executive Vice President-Investor Relations	3,482		*
George V. Janzen, Director	5,248	(3)	*
George H. Krauss, Director	80,300		1.6
Gregor Medinger, Director	6,048	(3)	*
John Miller, Director	5,248	(3)	*
Lisa Y. Roskens, Director	11,100	(4)	*
Steven W. Seline, Director	5,248	(3)	*
All executive officers and directors as a group (12 persons)	223,693		4.3

*
Represents less than 1% of the outstanding shares.

(1)
Includes 11,000 shares owned of record by Torrey Lake Charitable Remainder Trust, which has as its beneficiary an entity controlled by Mr. Yanney, 100 shares owned by America First Companies L.L.C. which is controlled by Mr. Yanney, 27,000 shares owned by the Partnership which is indirectly controlled by America First Companies L.L.C. and 50,738 shares owned by the Advisor.

(2)
Includes 1,940 shares held in a retirement account maintained by Mr. Hiatt's spouse.

(3)
Includes 5,000 shares which may be acquired upon the exercise of vested options at an exercise price of $8.73 per share. Also holds unvested options to purchase 5,000 shares at an exercise price of $8.73 per share.

(4)
Shares are owned by Torrey Lake Charitable Remainder Trust of which Ms. Roskens is a trustee.

DESCRIPTION OF CAPITAL STOCK OF THE REIT

General

        The REIT's Charter provides that it may issue up to 500 million shares of capital stock, all with a par value of $0.01 per share. Of this, 375 million shares are classified as common stock and 125 million shares are classified as excess stock. Upon completion of the merger, 10,316,252 shares of common stock will be outstanding and no shares of excess stock will be outstanding. The REIT has reserved 750,000 shares of common stock for issuance under its 2002 Stock Option Plan.

        The REIT's Board of Directors is authorized: (i) to classify and reclassify any unissued shares of any series of capital stock; (ii) to provide for the issuance of shares in other classes or series, including preferred stock in one or more series; (iii) to establish the number of shares in each class or series; and (iv) to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of the class or series.

Common Stock

        Except as described below, the holders of the REIT's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Stockholders do not have cumulative voting rights for the election of directors. Subject to the provisions of law and any preferential rights with respect to any outstanding capital stock, holders of common stock are entitled to receive ratably such dividends or other distributions as may be declared by the Board of Directors out of funds legally available for this purpose. If the REIT is liquidated or dissolved, subject to the right of any holders of the capital stock to receive preferential distributions, each outstanding share of common stock (and excess stock arising from common stock) will be entitled to participate ratably in the net assets remaining after payment of, or adequate provision for, all known debts and liabilities of the REIT. Holders of shares of the REIT's common stock will have no conversion, sinking fund, redemption or preemptive rights to subscribe for any other securities that the REIT may issue in the future.

Additional Classes of Stock

        The REIT may issue additional classes of stock, including preferred stock, from time to time, in one or more series, as authorized by its Board of Directors. Before issuing shares of any new series of stock, the Board of Directors, or a committee thereof, is required to set the preferences, conversion or other rights, voting powers, restrictions, limitations as to the dividends or other distributions, qualifications and terms or conditions of redemption of the stock.

        The Board of Directors could authorize the issuance of capital stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of the shares of common stock might believe to be in their best interests or in which holders of some, or a majority, of the common stock might receive a premium for their common stock over the then market price of the common stock. No preferred stock is currently outstanding and the REIT has no present plans to issue any preferred stock.

Restrictions On Transfer

        In order for the REIT to qualify as a real estate investment trust, its common stock must be beneficially owned by 100 or more persons for at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the number or value of the outstanding shares of the REIT's common stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain exempt entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year (other than during its first taxable year).

        The REIT's Charter provides that, subject to certain exceptions, no stockholder or "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934) may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% of the number or value of the outstanding shares of its capital stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit if it is presented with evidence satisfactory to it that the waiver will not jeopardize the REIT's status as a real estate investment trust. As a condition to any such waiver, the Board of Directors may require opinions of counsel satisfactory to it and must receive an undertaking from the applicant with respect to preserving the REIT's tax status. The Ownership Limit will not apply if the Board of Directors and the stockholders determine that it is no longer in the REIT's best interests to continue to qualify as a real estate investment trust.

        If shares of the REIT's common stock and/or preferred stock in excess of the Ownership Limit, or shares which would cause the REIT to be beneficially owned by fewer than 100 persons or cause the REIT to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, the issuance or transfer shall be void and the intended transferee will acquire no rights to the common stock and/or preferred stock. Shares issued or transferred that would cause any stockholder to own more than the Ownership Limit or cause the REIT to become "closely held" under Section 856(h) of the Code (a "Prohibited Owner") will constitute shares of excess stock. All excess stock will be transferred, without action by the Prohibited Owner, to a trust for the exclusive benefit of one or more Charitable Beneficiaries that the REIT selects, and the Prohibited Owner will not acquire any rights in the shares. Such automatic transfer shall be deemed to be effective as of the close of business on the day prior to the date of the transfer causing a violation. The trustee of the trust shall be appointed by the REIT and must be independent of the REIT and the Prohibited Owner. The Prohibited Owner shall have no right to receive dividends or other distributions with respect to, or be entitled to vote, any excess stock held in the trust. Any dividend or other distribution paid prior to the discovery by the REIT that excess stock has been transferred to the trust must be paid by the recipient of the dividend or distribution to the trustee upon demand for the benefit of the charitable beneficiary, and any dividend or other distribution authorized but unpaid shall be paid when due to the trust. The trust shall have all dividend and voting rights with respect to the shares of excess stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or distribution so paid to the trust shall be held in trust for the charitable beneficiary.

        Within 20 days of the REIT's receipt of notice that excess stock has been transferred to the trust, the trustee will sell the excess stock held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the Ownership Limit. Upon such sale, any interest of the charitable beneficiary in the excess stock sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the charitable beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the excess stock or, if the Prohibited Owner did not give value for the excess stock in connection with the event causing the excess stock to be held in the trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the REIT's Charter) of the excess stock on the day of the event causing the excess stock to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the excess stock held in the trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the charitable beneficiary. If, prior to the REIT's discovery that excess stock has been transferred to the trust, the excess stock is sold by a Prohibited Owner, then (i) the excess stock shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the Prohibited Owner received an amount for the excess stock that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, the excess shall be paid to the trustee upon demand.

        The Ownership Limit provision will not be automatically removed even if the real estate investment trust provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration is increased. Any change in the Ownership

Limit would require an amendment to the REIT's Charter. Such an amendment will require the affirmative vote of holders owning a majority of the outstanding common stock and any other class of capital stock with such voting rights. In addition to preserving the REIT's status as a real estate investment trust, the Ownership Limit may have the effect of precluding an acquisition of control of the REIT without the approval of the Board of Directors.

        All certificates representing shares of common stock will refer to the restrictions described above.

        All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the number or value of the REIT's outstanding shares (or 1% if there are more than 200 but fewer than 2,000 stockholders or 0.5% if there are less than 200 stockholders) must file a written statement with the REIT containing the information specified in the articles of incorporation within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the REIT in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to determine the REIT's status as a real estate investment trust and to ensure compliance with the Ownership Limit.

Classification of Board, Vacancies and Removal of Directors

        The REIT's Charter provides that the Board of Directors is divided into three classes. Directors of each class serve for terms of three years each, with the terms of each class beginning in different years. The REIT currently has seven directors. The number of directors in each class and the expiration of the current term of each class term is as follows:

Class I	2 Directors	Expires 2006
Class II	2 Directors	Expires 2004
Class III	3 Directors	Expires 2005

        At each annual meeting of the REIT, successors of the class of directors whose term expires at that meeting will be elected for a three-year term and the directors in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for the REIT's common stock or other attributes that stockholders may consider desirable. In addition, a classified board could prevent stockholders who do not agree with the policies of the Board of Directors from replacing a majority of the Board of Directors for two years, except in the event of removal for cause.

        The Charter provides that any vacancy on the Board of Directors may be filled by a majority of the remaining directors. A substitute director appointed by the Board of Directors will hold office for the balance of the term then remaining. The Charter provides that a director may be removed at any time only for cause upon the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors. These provisions preclude stockholders from removing incumbent directors, except for cause and upon a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees.

Indemnification

        The REIT's Charter obligates the REIT to indemnify its directors and officers and to pay or reimburse expenses for them before the final disposition of a proceeding to the maximum extent permitted by Maryland law. The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

        The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the REIT and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The REIT's Charter provides for elimination of the liability of its directors and officers to the REIT or its stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

        The MGCL establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns 10% or more of the voting power of a corporation's then-outstanding voting stock. Among other things, the law prohibits for a period of five years a merger and other similar transactions between the REIT and an interested stockholder unless the board approved the transaction prior to the party becoming an interested stockholder. The five-year period runs from the most recent date on which the interested stockholder became an interested stockholder. The law also requires a supermajority stockholder vote for these transactions after the end of the five-year period. This means that the transaction must be approved by at least:

  •
  80% of the votes entitled to be cast by holders of outstanding voting shares; and

  •
  66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

        The business combination statute could have the effect of discouraging offers to acquire the REIT and of increasing the difficulty of consummating these offers, even if the acquisition would be in the stockholders' best interests.

Maryland Control Share Acquisition Act

        Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a stockholder vote. Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock previously acquired, would entitle the acquiring person to exercise at least 10% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

        If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares. If that person makes no request for a meeting, the REIT has the option to present the question at any stockholders' meeting.

        If voting rights are not approved at a meeting of stockholders then the REIT may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. The REIT will determine the fair value of the shares, without regard to voting rights, as of the date of either:

  •
  the last control share acquisition; or

  •
  any meeting where stockholders considered and did not approve voting rights of the control shares.

        If voting rights for control shares are approved at a stockholders' meeting and the acquiring person becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. This means that stockholders would be able to redeem their stock back to the REIT for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

        The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if the REIT were a party to the transaction.

        The control share acquisition statute could have the effect of discouraging offers to acquire the REIT and of increasing the difficulty of consummating any such offers, even if the acquisition would be in the stockholders' best interests.

Amendment to Charter

        The REIT's Charter may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except that an 80% vote will be required to amend the Charter (i) for certain changes relating to the Board of Directors, (ii) to limit stockholder proposals and nominations, (iii) to change the voting requirements for Charter amendments and (iv) to change the voting requirements for Bylaw amendments. The Charter provisions relating to the limitations of liability and indemnification may only be amended prospectively.

Advance Notice of Director Nominations and New Business

        The Charter provides that (i) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to the REIT's notice of the meeting, (b) by or at the direction of the Board of Directors or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws, and (ii) with respect to special meetings of stockholders, only the business specified in the REIT's notice of meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (a) pursuant to the REIT's notice of the meeting, (b) by the Board of Directors or (c) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws. In order to comply with the advance notice provision of the Bylaws, stockholder proposals must be received by the REIT not less than 60 nor more than 90 days before the date of the stockholder meeting.

        The provisions in the Charter on removal of directors, the provisions of the MGCL regarding business combinations and control share acquisitions and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of the REIT's common stock might receive a premium for their shares over the then-prevailing market price or which such holders might believe to be otherwise in their best interests.

Transfer Agent and Registrar

        Bank of New York, 1845 Maxwell Street, Suite 101, Troy, MI 48084 is the transfer agent and registrar for the REIT's stock. Its telephone number is (248) 614-9307.

FEDERAL SECURITIES LAW CONSEQUENCES

        The shares of the REIT's common stock issued to Unit holders in connection with the merger will be freely transferable without restriction under the Securities Act, except that any shares of the REIT's common stock issued to the REIT's directors and executive officers, to America First Companies L.L.C. or its affiliates or to the managers or executive officers of America First Companies L.L.C. may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act, the exemption relating to sales by affiliates contained in Rule 144 under the Securities Act or as otherwise permitted under the Securities Act.

        In general, Rule 144, as currently in effect, provides that a person (or persons whose securities are aggregated in accordance with Rule 144) who has beneficially owned "restricted securities" (defined generally as securities acquired from the issuer or an affiliate in a nonpublic transaction) for at least one year, as well as any persons who purchase unrestricted stock on the open market who may be deemed affiliates of the REIT, would be entitled to sell within any three-month period a number of shares of the REIT's common stock that does not exceed the greater of 1% of the then outstanding number of shares of the REIT's common stock or the average weekly trading volume of the REIT's common stock during the four calendar weeks preceding each such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the REIT. After common stock is held for two years, a person who is not deemed an "affiliate" of the REIT is entitled to sell such common stock under Rule 144 without regard to the volume limitations described above. Sales of common stock by affiliates will continue to be subject to the volume limitations.

        Rule 145 generally provides that, for one year following the effective date of the merger, an affiliate of the Partnership (together with certain related persons) would be entitled to sell common stock acquired in connection with the merger only through unsolicited "broker transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. America First Companies L.L.C. and each of its officers and managers and the General Partner are each an affiliate of the Partnership. Additionally, the number of shares to be sold by an affiliate of the Partnership (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of the REIT's common stock or the average weekly trading volume of such shares during the four calendar weeks preceding such sale. Rule 145 will remain available to affiliates of the Partnership as long as the REIT remains current with its informational filings with the SEC under the Exchange Act. One year after the effective date of the merger, an affiliate of the Partnership will be able to sell common stock acquired in the merger without being subject to such manner of sale or volume limitations provided that the REIT is current with its Exchange Act informational filings and such affiliate is not then an affiliate of the REIT. Two years after the effective date of the merger, an affiliate of the Partnership will be able to sell common stock acquired in the merger without any restrictions so long as such affiliate has not been an affiliate of the REIT for at least three months prior to the date of such sale.

        The effect, if any, that future market sales of restricted common stock or common stock held by an affiliate of the REIT or the Partnership or the availability of such common stock for sale will have on the market price prevailing from time to time cannot be predicted. Nevertheless, sales of substantial amounts of the common stock issued in the merger to such persons, or the perception that such sales may occur, could adversely affect prevailing market prices for the REIT's common stock.

COMPARATIVE RIGHTS AND OBLIGATIONS
OF UNIT HOLDERS AND STOCKHOLDERS

        The following is a comparison of certain specific attributes associated with the ownership of Units and the ownership of the REIT's common stock. Prior to the merger, the rights and obligations of the Unit holders are governed by the Partnership Agreement and the Delaware Act. Following the merger, Unit holders will become stockholders of the REIT and their rights and obligations will be governed by the REIT's Charter and Bylaws and by the MGCL.

Form of Organization

        Unit Holders.    The Partnership is a limited partnership formed under the Delaware Act. The Partnership is treated as a partnership for federal income tax purposes. Accordingly, the Partnership is not subject to federal income taxation. Instead, all taxable income or loss of the Partnership is allocated to its partners, including the Unit holders who are taxed accordingly.

        Stockholders.    The REIT is organized as a corporation under the MGCL. The REIT has elected to qualify for taxation as a real estate investment trust under the Code. Qualification as a real estate investment trust under the Code will allow the REIT to deduct distributions to stockholders which effectively eliminates the "double taxation" that typically results when a corporation earns income and distributes dividends to stockholders.

Nature of Investment

        Unit Holders.    The Units constitute equity interests entitling each Unit holder to his or her pro rata share of profits, losses and cash distributions of the Partnership. The Partnership Agreement specifies how the profits, losses and cash available for distribution are to be allocated among the General Partner and the Unit holders. The distributions payable to Unit holders are not fixed in amount and depend upon the Partnership's operating results and sale or refinancing proceeds.

        Stockholders.    The common stock will constitute equity interests in the REIT. Each stockholder will be entitled to a pro rata share of all dividends paid with respect to the common stock. The dividends payable to stockholders are not fixed in amount and are only paid when authorized by the Board of Directors in accordance with applicable law. In order to qualify as a real estate investment trust, the REIT must distribute on an annual basis at least 90% of its real estate investment trust taxable income.

Duration of Existence

        Unit Holders.    The Partnership will dissolve not later than December 31, 2039 and may be dissolved at an earlier date upon the occurrence of certain events relating to the bankruptcy, dissolution, withdrawal or removal of the General Partner, and upon a vote to dissolve the Partnership by a majority in interest of the Unit holders.

        Stockholders.    In accordance with the MGCL and the REIT's Charter, the REIT will continue its existence indefinitely. The REIT may be dissolved upon approval of the Board of Directors and a majority vote of the stockholders.

Ability to Reinvest

        Unit Holders.    Under the Partnership Agreement, the Partnership may reinvest cash generated by its operations and from the sale of its properties in additional real estate assets.

        Stockholders.    The REIT will be able to use any unencumbered cash to acquire additional real estate assets, including net proceeds from the sale of existing real estate assets, subject to the requirement that it make annual distributions to its stockholders in an amount equal to at least 90% of its taxable income in order to maintain its status as a real estate investment trust.

Borrowing Policies

        Unit Holders.    Pursuant to the Partnership Agreement, the Partnership may borrow money for any purpose, including the acquisition of assets, working capital or to protect existing investments.

        Stockholders.    Although the REIT will need to raise additional equity capital in order to acquire additional real estate assets, it expects to finance a significant portion of future acquisitions with debt. In general, acquisition indebtedness will take the form of fixed or variable rate mortgage loans secured by the acquired property. Certain properties may be financed with new or existing tax exempt bond financing, if available. In some cases the debt secured by one property will also be secured by a mortgage or other security interest in another property. Agency Securities will be financed using borrowings under repurchase agreements. The amount of borrowing used to finance Agency Securities may be as high as eight times the amount of equity invested by the REIT in Agency Securities. Therefore, the level of borrowing used by the REIT to acquire Agency Securities is substantially higher than that used by either the REIT or the Partnership to acquire apartment complexes.

Expected Distributions and Payments

        Unit Holders.    The Partnership currently pays a quarterly distribution of $0.175 per Unit. The Partnership has generally followed a policy of making cash distributions in amounts which are comparable to similar real estate companies, including multifamily real estate investment trusts. Distributions are based on management's assessment of current and future funds from operations and the cash needs of the Partnership.

        Stockholders.    The REIT currently pays a quarterly dividend of $0.25 per share. The amount of dividends that the REIT pays is determined by its Board of Directors in its sole discretion, and will depend on a number of factors, including the amount of cash it has available for distribution, its financial condition and capital requirements, the annual distribution requirements under the real estate investment trust provisions of the Code and such other factors as the Board of Directors deems relevant. If the REIT is able to increase the amount of cash generated from the operation of its multifamily apartment complexes, either through the acquisition of additional properties or through improvements in the performance of existing properties, and from the net interest earnings from its portfolio of Agency Securities, it expects to increase the dividends that it pays on its common stock.

        As a real estate investment trust, the REIT is required to make annual distributions to its stockholders equal to at least 90% of its annual taxable income (excluding net capital gains). In the event that cash available for distribution is insufficient to meet the distribution requirements for tax purposes, the REIT could be required to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make the distribution required to retain its tax status. Taxable income for purposes of the distribution tests does not necessarily equal net income calculated in accordance with GAAP. In addition, because taxable income is reduced by various non-cash items such as depreciation and amortization, it will be less than the amount of cash generated from the operation of multifamily apartment properties.

Management

        Unit Holders.    The General Partner is authorized to manage and control the business of the Partnership within the authority granted by the Partnership Agreement. The General Partner may be removed by a vote of a majority in interest of Unit holders, but is not elected in regular elections. The Unit holders have no right to engage or take part in the management of the business and affairs of the Partnership other than voting on the sale of substantially all the assets, liquidation, and other limited matters. See "Voting Rights" below. The General Partner has general liability for all partnership obligations, other than those that are non-recourse. Under the Delaware Act and the Partnership Agreement, the General Partner is accountable to the Partnership as a fiduciary and consequently is required to exercise good faith and integrity in all of its dealings with respect to Partnership affairs. The Partnership Agreement provides that the Partnership will indemnify and hold harmless the General Partner and its affiliates for any loss or liability (except for certain liabilities under federal or state securities laws) incurred by the General Partner, its affiliates or the Partnership by reason of any act performed or omitted to be performed in connection with the business of the Partnership, except in the case of fraud, gross negligence, willful misconduct or breach of duty under the Partnership Agreement.

        Stockholders.    The REIT's business and affairs are managed under the direction of a seven-member Board of Directors. The REIT has also entered into a contract with the Advisor to manage its day-to-day business affairs and to provide other services to it. The REIT Board of Directors is divided into three classes, and stockholders vote annually on the election of one of the three classes. A majority of the directors are Independent Directors. Officers serve at the pleasure of the Board of Directors. Under the MGCL, directors are required to perform their duties in good faith, in a manner reasonably believed to be in the best interests of the REIT and with such care as an ordinarily prudent person in a like position would use under similar circumstances. The MGCL, the Charter and Bylaws include provisions that: (i) limit the liability of the directors and officers to the REIT and its stockholders for money damages in most circumstances; (ii) in certain circumstances, obligate the REIT, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses to directors and officers in advance of final disposition of a proceeding to which they are made a party by reason of their service in that capacity or, at the REIT's request, in that capacity with another entity; and (iii) require the REIT to indemnify its directors and officers who has been successful, on the merits or otherwise, in the defense of any proceeding to which they are made a party by reason of their service in that capacity. The REIT intends to take full advantage of those provisions and enter into agreements with its directors and officers, indemnifying them to the fullest extent permitted by Maryland law. Any of the REIT's directors, or the entire Board of Directors, may be removed only for cause and then only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of directors.

Termination of General Partner or Advisor

        Unit holders.    Under the Partnership Agreement, the General Partner may be removed, with or without cause, by the vote of the holders of a majority of the outstanding Units. If the General Partner is removed for reasons other than fraud, gross negligence, willful misconduct or breach of duty under the Partnership Agreement, either the successor general partner or the Partnership must acquire the general partner interest of the removed General Partner for an amount equal to the sum of (i) the present value of future administrative fees and distributions of operating cash flow which the General Partner would have received through December 31, 2039 if it had not been removed and (ii) the amount the removed General Partner would have received from a hypothetical liquidation of the Partnership's asset at fair market value as of the date of removal.

        Stockholders.    The Advisory Agreement may be terminated, with or without cause, by the vote of the holders of a majority of the outstanding shares of the REIT's common stock. If the Advisory Agreement is terminated without cause, the REIT is obligated to pay the Advisor a termination or non-renewal fee equal to the appraised present value of the amount of administrative fees that would have been earned by the Advisor through December 31, 2016.

Fees and Expenses

        Unit Holders.    The General Partner is entitled to an administrative fee equal to 0.50% per annum of the value of the Partnership's real estate assets. In addition, the Partnership pays the General Partner a property acquisition fee of 1.25% of the purchase price paid by the Partnership for additional apartment complexes.

        In addition, the Partnership reimburses the General Partner for costs and expenses incurred in connection with the operation of the Partnership including, among other things, reimbursable salaries and benefits, investor services and custodial fees, professional fees and expenses, insurance registration fees, report preparation and distribution, consulting and travel expenses, telephone expenses and other expenses.

        An affiliate of the General Partner has been engaged to provide property management on a number of the real estate assets owned by the Partnership and is paid property management fees with respect to these properties.

        Stockholders.    The REIT will pay the Advisor an administrative fee of 0.55% per annum on the value of its apartment complexes and the outstanding principal balance of mezzanine financings made by the REIT to unaffiliated developers of residential real estate. For purposes of this calculation, the value of the apartment complexes currently held by the REIT and the Partnership are fixed at amounts representing the original investment in these apartments by predecessor entities and the value of newly acquired apartment complexes will be fixed at the gross purchase price paid by the REIT for these properties. For Agency Securities held by the REIT, the administrative fee will equal 0.25% per annum of the outstanding principal balance of such securities, determined as of the end of each month. The REIT will also pay an incentive fee equal to 20% of the amount by which (i)(A) the total revenues realized by the REIT from its Agency Securities during each calendar month less (B) the total interest payments made by the REIT during such calendar month on borrowings incurred to finance the acquisition of Agency Securities exceeds (ii)(A) the average dollar amount of stockholders' equity invested in Agency Securities during such month times (B) the composite dividend yield reported by the National Association of Real Estate Investment Trusts for equity real estate investment trusts which invest in residential apartment properties. The REIT will also pay the Advisor a property acquisition fee to the Advisor equal to 1.25% of (i) the purchase price paid for additional multifamily apartment complexes that the REIT may acquire (not including any assets acquired as a result of a merger with the Partnership) and (ii) the original principal amount of mezzanine financing provided by the REIT. No property acquisition fee is payable with respect to the acquisition of Agency Securities by the REIT.

        Accordingly, the REIT will pay a higher administrative fee than the Partnership pays with respect to apartment complexes and mezzanine loans (which the Partnership does not make). The administrative fee paid by the REIT with respect to Agency Securities is, on the other hand, less than the fee paid by the Partnership to the General Partner on these types of assets. However, the Advisor is able to earn an incentive fee with respect to the REIT's Agency Securities portfolio and the amount of this incentive fee could offset some or all of the lower base administrative fee. The payment of the administrative fees to the Advisor does not depend on the REIT achieving any minimum funds from operations or other financial threshold.

        The property acquisition fee payable to the Advisor is calculated in the same manner as the property acquisition fee paid by the Partnership to the General Partner. While the calculation of this fee will be the same, the REIT expects to be able to acquire additional real estate assets as a result of the merger and, therefore, expects that the overall property management fees will increase as a result of the merger. Likewise, the merger may generate higher administrative fees because the REIT expects to acquire additional real estate assets whereas the Partnership does not.

        The REIT will reimburse the Advisor for the same types of expenses for which the Partnership currently reimburses the General Partner, including allocable salaries and other employment expenses of employees of America First Companies L.L.C. who provide services to the REIT, other than executive officers of America First Companies L.L.C. The REIT may also incur some expenses directly.

        The REIT expects to continue to engage the property management affiliate of America First Companies L.L.C. to manage the properties that it is currently managing for the Partnership. In addition, to the extent the REIT acquires additional multifamily apartment complexes, it intends to use this affiliate to manage those properties if it can provide such services on a competitive basis.

Potential Dilution

        Unit Holders.    The Partnership may issue additional Units in any number. However, due to its partnership structure, it is not likely that it will be able to do so. Accordingly, as a practical matter, Unit holders are not subject to dilution resulting from the sale of additional equity securities.

        Stockholders.    The REIT Charter authorizes it to issue up to 500 million shares of capital stock. The Board of Directors will be authorized: (i) to classify and reclassify any unissued shares of any series of capital stock; (ii) to provide for the issuance of shares in other classes or series; (iii) to establish the number of shares in each class or series; and (iv) to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of such class or series. The issuance of such additional shares may result in the economic dilution of existing stockholders depending on the price at which such shares are issued and will dilute the relative voting power of existing shares of common stock.

Potential Redemption or Repurchase

        Unit Holders.    The General Partner may use Partnership funds to repurchase Units in open market transactions, provided that Units so purchased are retired.

        Stockholders.    The Board of Directors may, at its sole discretion, cause the REIT to repurchase shares from time to time out of surplus funds, if any, to further the business objectives of the REIT. Such shares may be retained as authorized but unissued shares.

Liquidity and Transferability

        Unit Holders.    Units are currently included for quotation on the Nasdaq. The Units are freely transferable, except that pursuant to the Partnership Agreement (i) transfers must be recorded on the books of the Partnership, and the Partnership may require presentation of evidence of transfers, and (ii) the General Partner may defer any transfers that would cause more than 45% of the Units of the Partnership to be transferred within the previous 12 months in order to preserve the status of the Partnership as such for federal income tax purposes.

        Stockholders.    The shares of the REIT's common stock are listed on the Nasdaq and are freely tradeable. For the REIT to qualify as a real estate investment trust for federal tax purposes, during the last half of a taxable year, not more than 50% of its outstanding common stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and the common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

Anti-Takeover Provisions

        Unit Holders.    The Partnership Agreement contains provisions which could have the effect of delaying, deferring or preventing a transaction or a change in control of the Partnership that might involve a premium price for Units or otherwise be in the best interest of Unit holders. These include: (i) the General Partner is not regularly elected by, and can only be removed upon, the vote of a majority in interest of Unit holders; and (ii) while the Units are generally freely transferable, they are subject to certain restrictions on transfer. See "Liquidity and Transferability" above.

        Stockholders.    The Charter and Bylaws contain provisions which could have the effect of delaying, deferring or preventing a transaction or a change of control of the REIT that might involve a premium price for shares or otherwise be in the best interest of stockholders. These include: (i) the Ownership Limit; (ii) election of the Board of Directors on a staggered basis; (iii) removal of directors only for cause and upon vote of 80% of capital stock entitled to vote in director elections; (iv) authorization of Board of Directors to classify and reclassify any authorized but unissued capital stock; and (v) a vote of

80% of the capital stock entitled to vote in director elections to amend the Bylaws and certain provisions of the Charter. In addition, the "business combinations" and "control share" provisions of the MGCL could have similar effects.

Taxation of Taxable Investors

        Unit Holders.    The Partnership is treated as a partnership for federal income tax purposes and, as such, is not subject to tax. Unit holders report their allocable share of Partnership income and loss on their respective tax returns. Unit holders are taxed on income or loss allocated to them whether or not cash distributions are made to the Unit holders. Generally, income or loss arising from equity investments in real estate assets are "passive activity" income or loss to the Unit holders and interest income, if any, is "portfolio income" to the Unit holders. As a general matter, "passive activity" losses may offset "passive activity" income from other investments, but may not be used to offset "portfolio income." However, because the Partnership is a "publicly traded partnership," "passive activity" losses allocated by the Partnership to Unit holders may not be used to offset either "passive activity" income from other investments or "portfolio income" unless and until a Unit holder has disposed of its entire interest in the Partnership.

        Unit holders receive annual Schedule K-l forms with respect to information for inclusion on their federal income tax returns.

        Stockholders.    As a corporation qualifying as a real estate investment trust, the REIT deducts distributions to its stockholders, which effectively eliminates the "double taxation" that results when a corporation earns income and makes distributions to stockholders. Distributions received by the REIT's stockholders generally constitute portfolio income, which cannot be offset by passive activity losses. Distributions may, in certain circumstances, constitute a larger portion of taxable income than in the case of the Partnership, primarily because the taxable portion of a REIT distribution is computed under less favorable depreciation rules than those applicable to partnership deductions. To the extent the REIT has net income (after taking into account the deduction for distributions paid), such income will be taxed at the corporate level at standard corporate tax rates and may also be subject to a nondeductible 4% federal excise tax.

        Stockholders will receive the less complex Form 1099-DIV for corporate distributions. Stockholders will pay federal, state and local income tax, if any, on distributions from the REIT.

        See "FEDERAL INCOME TAX CONSIDERATIONS" for a further discussion of tax issues applicable to stockholders of the REIT.

Voting Rights

        Unit Holders.    The Unit holders are entitled to vote only as provided under the Delaware Act and the Partnership Agreement. The Unit holders, by vote of a majority in interest thereof, are entitled to: (i) amend the Partnership Agreement; (ii) approve or disapprove the sale or other disposition of all or substantially all of the assets of the Partnership; (iii) dissolve the Partnership; or (iv) remove and replace the General Partner. Under the Delaware Act and the Partnership Agreement, decisions relating to the operation and management of the Partnership are made by the General Partner.

        Stockholders.    The holders of the REIT's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, subject to the provisions of the Charter regarding the restriction on transfer of stock to ensure the continued qualification of the REIT as a real estate investment trust under the Code. The MGCL and the REIT's Bylaws require that it hold a meeting of stockholders on an annual basis at which meeting the REIT's stockholders vote on nominees for its Board of Directors. Stockholders of a Maryland corporation are also generally entitled to vote on any material transactions or actions relating to a corporation, and these transactions or actions may not be consummated without the approval of the requisite number of stockholders. These instances include: (i) amending the Charter and Bylaws under certain circumstances; (ii) dissolution of the corporation; (iii) mergers or other business combinations in which the corporation is not the surviving entity or in which a substantial number of the corporation's shares will be issued; and (iv) the sale of all or substantially all of the corporation's assets. Stockholders do not have cumulative voting rights for the election of directors.

Meetings

        Unit Holders.    Meetings of the Unit holders may be called by the General Partner, and are required to be called upon written request of Unit holders holding more than 10% of the then outstanding Units. There are no regular meeting dates. Each Unit holder may authorize any person or persons to act for him by proxy in all matters as to which such Unit holder is entitled to vote.

        Stockholders.    The REIT holds annual meetings of its stockholders for, among other things, the election of directors. A special meeting of stockholders will be called upon the written request of the holders of at least 50% of the outstanding shares of the REIT's common stock and may be called by a majority of the Board of Directors. The holders of a majority of the outstanding shares of common stock present in person or by proxy will constitute a quorum at any annual or special meeting of the REIT's stockholders. At any meeting of stockholders, any holder entitled to vote thereat may vote by proxy.

Right To Inspect Books and Records

        Unit Holders.    The Partnership Agreement requires that the General Partner make the Partnership's books and records, including a list of the names and addresses of Unit holders, available to Unit holders and authorizes any Unit holder or authorized representative of the Unit holder to copy and examine the books and records of the Partnership at its principal office during ordinary business hours, upon reasonable request and at the expense of the Unit holder. Unit holders may also receive copies of such documents upon written request. Each Unit holder has the right under the Delaware Act to obtain a current list of the names and last known business, residence or mailing address of each partner upon reasonable demand for any purpose reasonably related to the Unit holder's interest in the Partnership, subject to such reasonable standards as are set forth in the Partnership Agreement.

        Stockholders.    The REIT is required to keep complete and accurate books with respect to its business at its principal executive office. The books are maintained for financial accounting purposes on the accrual basis, in accordance with GAAP. Stockholders are entitled to have access to the Bylaws, minutes of the proceedings of stockholders' meetings, annual statements of affairs of the REIT and voting trust agreements filed with the REIT at reasonable times upon reasonable notice to the REIT, subject to certain limitations, including those intended to protect confidential business information. Each stockholder has the right under the MGCL to obtain, upon written request, a statement showing all stock and securities issued by the REIT during a specified period of not more than the preceding 12 months. In addition, each stockholder or group of stockholders who have owned 5% or more of the outstanding stock of any class of capital stock for at least six months shall have, upon written request and for a proper purpose reasonably related to that stockholder's interest as a stockholder in the REIT, the right to have access to its books, records and stock ledger.

Reports

        Unit Holders.    Within 120 days after the end of each fiscal year, the Partnership furnishes the Unit Holders with a report that contains the Partnership's audited annual financial statements plus a detailed statement of (i) all transactions with its General Partner and its affiliates, and (ii) fees, commissions, compensation and other benefits paid or accrued to its General Partner and its affiliates for such year, showing the amount paid or accrued to each recipient and the services performed. Within 60 days after the end of each of the first three quarters of each year, the Partnership furnishes the Unit holders with unaudited financial statements along with a report of the activities of the Partnership during the quarter. The Partnership furnishes each Unit holder with information required to be set forth in their individual federal income tax return no later than March of each year on complex Schedule K-l.

        Stockholders.    Stockholders receive an annual report including the REIT's audited financial statements and a proxy statement relating to the annual meeting of stockholders. The REIT also provides its stockholders with quarterly reports that include unaudited financial statements. Stockholders receive Form 1099-DIV in January of each year showing all distribution information.

Liability

        Unit Holders.    Under the Delaware Act, a limited partner of a limited partnership is not liable for the obligations of the partnership unless he is deemed to be participating in the control of the business of the partnership, in which event he may be liable to persons who transact business with such partnership reasonably believing, based upon such limited partner's conduct, that such limited partner is a general partner of the partnership. Under the Delaware Act, a limited partner is not liable for a return of any distributions of his capital unless such return constitutes a wrongful distribution. Generally, under the Delaware Act, a limited partner who knowingly receives a wrongful distribution is liable to the partnership for the amount of the distribution for a period of three years from the date of the distribution.

        Stockholders.    Stockholders of a Maryland corporation are not subject to any personal liability for the acts or obligations of the REIT.

FIDUCIARY RESPONSIBILITIES AND INDEMNIFICATION
OF OFFICERS AND DIRECTORS

        Under the MGCL, each of the directors of the REIT is required to perform his duties as a director in good faith, in a manner he believes to be in the best interests of the REIT and with the care that an ordinary prudent person in a like position would use under similar circumstances. Acts or omissions of a director not amounting to a violation of this statutory standard may not be the basis for imposition of any liability of the director, either for legal or equitable relief. Under the Delaware Act, the General Partner is accountable to the Partnership and the Unit holders as a fiduciary and consequently must exercise good faith and integrity in handling affairs of the Partnership. Unit holders who have questions concerning the duties of the directors and officers with respect to the REIT or the duties of the General Partner with respect to the Partnership should consult their counsel.

        The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the REIT and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The REIT's Charter contains a provision which eliminates such liability to the maximum extent permitted by the MGCL.

        The REIT's Charter (i) requires the REIT, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to its directors and officers, whether serving the REIT or, at the its request, any other entity and (ii) authorizes the REIT, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to other employees and agents, whether serving the REIT or, at its request, any other entity.

        The MGCL requires a corporation (unless its charter provides otherwise, which the REIT's Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the REIT, or in a suit claiming improper benefit, except for expenses ordered by a court. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation as authorized by its bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

        To the extent that the foregoing provisions concerning indemnification apply to actions arising under the Securities Act, the REIT has been advised that, in the opinion of the SEC, such provisions are contrary to public policy and therefore are not enforceable.

        By comparison, the Partnership Agreement provides that the Partnership will indemnify and hold harmless the General Partner and its affiliates for any loss or liability (except for certain liabilities under federal or state securities laws) incurred by the General Partner, its affiliates or the Partnership by reason of any act performed or omitted to be performed in connection with the business of the Partnership, except in the case of fraud, gross negligence, willful misconduct or breach of duty under the Partnership Agreement.

FEDERAL INCOME TAX CONSIDERATIONS

General

        This section summarizes the material federal income tax considerations of the merger generally relevant to Unit holders, assuming that the merger is consummated as contemplated by this Joint Proxy Statement/Prospectus. Because this section is a summary, it does not address all of the tax issues that may be important to a Unit holder. Hunton & Williams LLP has acted as special tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to Unit holder in connection with the merger. The discussion does not address all aspects of taxation that may be relevant to a Unit holder in light of his or her personal investment or tax circumstances, or to certain types of Unit holders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the extent discussed in "Taxation of Tax-Exempt Stockholders"), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in "Taxation of Non-U.S. Stockholders").

        The statements in this section and the opinions of Hunton & Williams LLP are based on the current federal income tax laws governing the merger and the REIT's qualification as a real estate investment trust. There can be no assurance that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section or the opinions of Hunton & Williams LLP to be inaccurate.

        We urge you to consult your own tax advisor regarding the specific tax consequences to you of the merger, ownership of REIT common stock and the REIT's taxation as a real estate investment trust. Specifically, you should consult your own tax advisor regarding the state, local, foreign, and other tax consequences of such merger, ownership and taxation, and regarding potential changes in applicable tax laws.

Tax Differences Between the Ownership of Units and Common Stock

        The Partnership is treated as a partnership for federal income tax purposes and, as such, is not subject to tax. Unit holders report their allocable share of Partnership income and loss on their respective tax returns. Unit holders are taxed on income or loss allocated to them whether or not cash distributions are made to the Unit holders. Generally, income or loss arising from equity investments in real estate assets are "passive activity" income or loss to the Unit holders and interest income, if any, is "portfolio income" to the Unit holders. As a general matter, "passive activity" losses may offset "passive activity" income from other investments, but may not be used to offset portfolio income. However, because the Partnership is a "publicly traded partnership," "passive activity" losses allocated by the Partnership to Unit holders may not be used to offset either "passive activity" income from other investments or "portfolio income" unless and until a Unit holder has disposed of its entire interest in the Partnership.

        Unit holders receive annual Schedule K-l forms with respect to information for inclusion on their federal income tax returns.

        Upon consummation of the merger, the Unit holders will receive shares of the REIT common stock in exchange for their interests in the Partnership. A real estate investment trust is generally not subject to tax on income which it timely distributes to its stockholders. In contrast to the treatment of Unit holders, stockholders of the REIT will be taxed based on the amount of distributions received from the REIT. Distributions may, in certain circumstances, constitute a larger portion of taxable income than in the case of the Partnership, primarily because the taxable portion of a real estate investment trust's distribution is computed under less favorable depreciation rules than those applicable to partnership deductions. Each stockholder will receive a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to him or her during the preceding year. The taxable portion of such distributions depends on the amount of the REIT's earnings and profits. The character of income to stockholders is not dependent on its character to the REIT and is generally ordinary dividend income to the stockholders. In addition, such income is classified as portfolio income under the "passive activity" loss rule, discussed below. Furthermore, if the REIT incurs a taxable loss, such loss will not be passed through to the stockholders. Certain other differences attributable to the REIT's status as a real estate investment trust are discussed below. See "Tax Treatment of the REIT" and "Taxation of the REIT's Stockholders—Taxation of Taxable Domestic Stockholders."

Tax Treatment of the Merger for the Partnership and Unit holders

        Section 351 of the Code provides that no gain or loss is recognized if property is transferred by one or more persons to a corporation solely in exchange for stock of such corporation, and immediately after such exchange the transferors own at least 80% of the voting stock and 80% of all other classes of stock of the corporation. When a transaction involves more than one transferor of property pursuant to a single integrated transaction, the transaction can qualify under Section 351 if the transferors as a group satisfy the 80% control test immediately after the exchange.

        The proposed merger should be treated as a transfer of assets by the Partnership to the REIT for shares of its common stock and cash. However, neither the Partnership nor the Unit holders as a group will own at least 80% of the voting stock of the REIT after the merger. As a result, the merger will not qualify for treatment under Section 351 of the Code. Accordingly, the Partnership and, therefore, the Unit holders are expected to recognize gain or loss for federal income tax purposes as a result of the merger. The overall amount of gain or loss realized by the Partnership should equal the difference between (i) the sum of the fair market value of the common stock and the cash received by the Partnership in the merger (increased by the amount of liabilities of the Partnership assumed or taken subject to by the REIT) and (ii) the adjusted tax basis of the assets exchanged therefore. The amount of the gain or loss should be allocated among the Unit holders in accordance with the terms of the Partnership Agreement. A Unit holder's basis in his or her Units will be increased to the extent the Unit holder is allocated gain and will be decreased to the extent the Unit holder is allocated loss. In general, any gains or losses realized with respect to the merger should be treated as capital gains or losses, except for any portion of gain attributable to the Partnership's "unrealized receivables" or "substantially appreciated inventory" which should be treated as ordinary income.

        For purposes of the passive activity loss rules of Section 469 of the Code, gains or losses realized which are attributable to equity interests of the Partnership should be treated as passive activity income or loss. In general, a taxpayer who disposes of his or her entire interest in a passive activity in a taxable transaction to an unrelated party during a taxable year is entitled to treat the excess of passive losses from such activity (including any prior suspended losses) over such year's passive income or gains from all activities as not being subject to passive activity loss limitations. Accordingly, the merger should allow Unit holders to deduct suspended passive activity losses, if any, attributable to their investment in the Partnership.

        Upon the Partnership's deemed receipt of shares of the REIT's common stock and cash pursuant to the merger, the Partnership should be treated as making a liquidating distribution to the Unit holders of this common stock and cash. Each Unit holder will recognize gain or loss on the deemed liquidating distribution based on the difference between the value of the REIT common stock and cash distributed to the Unit holder and the Unit holder's basis in his or her Units at the time of the distribution (as adjusted by the gain or loss recognized on the deemed sale of the Partnership's assets to the REIT). As a result of the deemed sale of the Partnership's assets to the REIT and the deemed liquidating distribution from the Partnership to the Unit holders, the total amount of the gain or loss recognized by each Unit holder will equal the difference between the value of the REIT common stock and cash received by such Unit holder as merger consideration and such Unit holder's tax basis in his or her Units prior to the merger. A Unit holder's basis in the REIT common stock received in the merger will equal the value of that REIT common stock on the effective date of the merger.

        The taxable year of the Partnership will end following the liquidating distribution. Unit holders must report, in their taxable year that includes the effective date of the merger, their share of all income, gain, loss, deduction and credit for the Partnership for the period ending on the effective date of the merger. A Unit holder whose taxable year differs from the Partnership's could have "bunching" of income from the Partnership and the REIT because of the short taxable year of the Partnership. However, a Unit holder whose taxable year is the calendar year should not experience any "bunching" of income.

Tax Consequences of the Merger to the REIT

        The REIT should not recognize gain or loss as a result of the merger. The basis of the assets received by the REIT from the Partnership should equal the value of the REIT common stock and cash provided as merger consideration (increased by the amount of liabilities of the Partnership assumed or taken subject to by the REIT).

Taxation of the REIT

        The REIT will elect to be taxed as a real estate investment trust under the federal income tax laws commencing with its taxable year ending December 31, 2003. The REIT believes that it has been organized and has operated in such a manner as to qualify for taxation as a real estate investment trust under the federal income tax laws for its taxable year ending December 31, 2003, and it intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify as a real estate investment trust. This section and the sections that follow discuss the laws governing the federal income tax treatment of a real estate investment trust and its stockholders. These laws are highly technical and complex.

        In the opinion of Hunton & Williams LLP, special tax counsel to the REIT, the REIT qualified to be taxed as a real estate investment trust for its taxable year ended December 31, 2003, and its current and proposed method of operation will permit the REIT to continue to qualify as a real estate investment trust for its taxable year ending December 31, 2004 and in the future. Investors should be aware that Hunton & Williams LLP's opinion is based upon customary assumptions, is conditioned upon certain representations made by the REIT as to factual matters, including representations regarding the nature of the REIT's properties and the conduct of its business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP's opinion is based on existing federal income tax law governing qualification as a real estate investment trust, which is subject to change either prospectively or retroactively. Moreover, the REIT's qualification and taxation as a real estate investment trust depends upon its ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that the REIT earns from specified sources, the percentage of the REIT's assets that falls within specified categories, the diversity of the REIT's stock ownership, and the percentage of the REIT's earnings that it distributes. Hunton & Williams LLP will not review the REIT's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the REIT's operation for any particular taxable year will satisfy such requirements. The REIT's independent accountants monitor compliance with these qualification tests on a quarterly basis. For a discussion of the tax consequences of the REIT's failure to qualify as a real estate investment trust, see "—Failure to Qualify."

        If the REIT qualifies as a real estate investment trust, the REIT generally will not be subject to federal income tax on the taxable income that it distributes to its stockholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, the REIT will be subject to federal tax in the following circumstances:

  •
  The REIT will pay federal income tax on taxable income, including net capital gain, that it does not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

  •
  The REIT may be subject to the "alternative minimum tax" on any items of tax preference that it does not distribute or allocate to stockholders.

  •
  The REIT will pay income tax at the highest corporate rate on:

  •
  net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that it holds primarily for sale to customers in the ordinary course of business, and

  •
  other non-qualifying income from foreclosure property.

  •
  The REIT will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that it holds primarily for sale to customers in the ordinary course of business.

  •
  If the REIT fails to satisfy the 75% gross income test or the 95% gross income test, as described below under "Requirements for Qualification—Income Tests," and nonetheless continues to qualify as a real estate investment trust because it meets other requirements, it will pay a 100% tax on:

  •
  the gross income attributable to the greater of (i) the amount by which it fails the 75% gross income test and (ii) the amount by which 90% of its gross income exceeds the amount of income qualifying under the 95% gross income test, in each case, multiplied by

  •
  a fraction intended to reflect the REIT's profitability.

  •
  If the REIT fails to distribute during a calendar year at least the sum of:

  •
  85% of its real estate investment trust ordinary income for the year;

  •
  95% of its real estate investment trust capital gain net income for the year; and

  •
  any undistributed taxable income from earlier periods,

    the REIT will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount it actually distributed.

  •
  The REIT may elect to retain and pay income tax on its net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of the REIT's undistributed long-term capital gain (to the extent that the REIT makes a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax the REIT paid.

  •
  The REIT will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary (a "TRS"), that are not conducted on an arm's-length basis.

  •
  If the REIT acquires any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which it acquires a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, the REIT will pay tax at the highest regular corporate rate applicable if it recognizes gain on the sale or disposition of the asset during the 10-year period after it acquired the asset. The amount of gain on which the REIT will pay tax is the lesser of:

    •
    the amount of gain that it recognizes at the time of the sale or disposition; and

    •
    the amount of gain that it would have recognized if it had sold the asset at the time the REIT acquired the asset.

  Pursuant to recently issued Treasury regulations, an election no longer need be made in order to defer the built-in gain associated with the assets of a C corporation pursuant to the rules described above.

Requirements for Qualification

        A real estate investment trust is a corporation, trust or association that meets each of the following requirements:

          1.     It is managed by one or more trustees or directors;

          2.     Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

          3.     It would be taxable as a domestic corporation, but for the real estate investment trust provisions of the federal income tax laws;

          4.     It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

          5.     At least 100 persons are beneficial owners of its shares or ownership certificates;

          6.     Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

          7.     It elects to be a real estate investment trust, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain real estate investment trust status; and

          8.     It meets certain other qualification tests, described below, regarding the nature of its income and assets.

        The REIT must meet requirements 1 through 4 during its entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If the REIT complies with all the requirements for ascertaining the ownership of its outstanding shares in a taxable year and has no reason to know that it violated requirement 6, it will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding REIT shares in proportion to their actuarial interests in the trust for purposes of requirement 6. The REIT has issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, the Charter restricts the ownership and transfer of stock so that the REIT should continue to satisfy these requirements.

        A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent real estate investment trust. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the real estate investment trust. A "qualified REIT subsidiary" is a corporation, all of the capital stock of which is owned by the real estate investment trust and that has not elected to be a taxable REIT subsidiary. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" that the REIT owns will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as the REIT's assets, liabilities, and items of income, deduction, and credit.

        An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a real estate investment trust that is a partner in a partnership that has other partners, the real estate investment trust is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable real estate investment trust qualification tests. Thus, the REIT's proportionate share of the assets, liabilities and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which it acquires an interest, directly or indirectly, will be treated as the REIT's assets and gross income for purposes of applying the various real estate investment trust qualification requirements.

        A real estate investment trust is permitted to own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent real estate investment trust. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the real estate investment trust must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent real estate investment trust to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent real estate investment trust or the real estate investment trust's tenants that are not conducted on an arm's-length basis. The REIT currently does not have any TRSs, but may form one or more TRSs in the future. See "—Taxable REIT Subsidiaries."

Income Tests

        The REIT must satisfy two gross income tests annually to maintain its qualification as a real estate investment trust. First, at least 75% of the REIT's gross income for each taxable year must consist of defined types of income that it derives, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

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  rents from real property;

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  interest on debt secured by mortgages on real property, or on interests in real property;

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  dividends or other distributions on, and gain from the sale of, shares in other real estate investment trusts;

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  gain from the sale of real estate assets; and

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  income derived from the temporary investment of new capital that is attributable to the issuance of REIT shares or a public offering of REIT debt with a maturity date of at least five years and that the REIT receives during the one-year period beginning on the date on which it received such new capital.

        Second, in general, at least 95% of the REIT's gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from the REIT's sale of property that it holds primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to the REIT.

        Rents from Real Property.    Rent that the REIT receives from its real property will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

        First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages:

  •
  are fixed at the time the leases are entered into;

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  are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

  •
  conform with normal business practice.

        More generally, the rent will not qualify as "rents from real property" if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that the REIT receives is not based on its tenants' income or sales, its rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the REIT has represented that, with respect to other properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

        Second, the REIT must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a "related party tenant") other than a TRS. The constructive ownership rules generally provide that, if 10% or more in value of the REIT's stock is owned, directly or indirectly, by or for any person, the REIT is considered as owning the stock owned, directly or indirectly, by or for such person. The REIT has represented that it does not and will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of the REIT's stock, no absolute assurance can be given that such transfers or other events of which the REIT has no knowledge will not cause the REIT to own constructively 10% or more of a lessee other than a TRS at some future date.

        As described above, the REIT may own up to 100% of the stock of one or more TRSs. As an exception to the related party tenant rule described in the preceding paragraph, rent that the REIT receive from a TRS will qualify as "rents from real property" as long as (1) the TRS is a qualifying TRS (among other things, it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated), (2) at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and (3) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

        Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the "personal property ratio"). With respect to each property, the REIT believes either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize its ability to qualify as a real estate investment trust. There can be no assurance, however, that the Internal Revenue Service would not challenge the REIT's calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, the REIT could fail to satisfy the 75% or 95% gross income test and thus lose its status as a real estate investment trust.

        Fourth, the REIT cannot furnish or render noncustomary services to the tenants of its properties, or manage or operate its properties, other than through an independent contractor who is adequately compensated and from whom the REIT does not derive or receive any income or through a TRS. However, the REIT need not provide services through an "independent contractor," but instead may provide services directly to its tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, the REIT may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as its income from the services does not exceed 1% of its income from the related property. Finally, the REIT may own up to 100% of the stock of one or more TRSs, which may provide noncustomary services to its tenants without tainting the REIT's rents from the related independent contractor from whom the REIT itself does not derive or receive any income. The REIT does not perform any noncustomary services for its tenants, other than services provided through independent contractors. Furthermore, the REIT has represented that, with respect to other properties that it acquires in the future, the REIT will not perform noncustomary services for the tenants of the property to the extent that the provision of such services would jeopardize its status as a real estate investment trust.

        If a portion of the rent that the REIT receives from a property does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of the REIT's gross income during the year, the REIT would lose its status as a real estate investment trust. If, however, the rent from a particular property does not qualify as "rents from real property" because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (3) the REIT furnishes noncustomary services to the tenants of the property, or manages or operates the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as "rents from real property." In that case, the REIT might lose its status as a real estate investment trust because it would be unable to satisfy either the 75% or 95% gross income test.

        In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that the REIT is obligated to pay to third parties, such as a lessee's proportionate share of a property's operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as "rents from real property." However, to the extent that such charges do not qualify as "rents from real property," they instead will be treated as interest that qualifies for the 95% gross income test.

        Interest.    The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision," income attributable to such participation feature will be treated as gain from the sale of the secured property.

        Interest on debt secured by mortgages on real property or on interests in real property generally is qualifying income for purposes of the 75% gross income test. However, if the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan, a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property.

        The REIT believes that the interest, original issue discount, and market discount income from its Agency Securities and mezzanine loans generally will be qualifying income for purposes of both gross income tests. However, some of the REIT's mezzanine loans may not be secured by a direct interest in real property. Instead, some of the REIT's mezzanine loans may be secured by ownership interests in an entity owning real property. In Revenue Procedure 2003-65, the Internal Revenue Service established a safe harbor under which interest from loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied. Although the REIT anticipates that most or all of its mezzanine loans that are not secured by a direct interest in real property will qualify for the safe harbor in Revenue Procedure 2003-65, it is possible that the REIT may make some mezzanine loans that do not qualify for that safe harbor. In those cases, the interest income from the loan will be qualifying income for purposes of the 95% gross income test, but potentially will not be qualifying income for purposes of the 75% gross income test. The REIT will make mezzanine loans that do not qualify for the safe harbor in Revenue Procedure 2003-65 only to the extent that the interest from those loans, combined with our other nonqualifying income, will not cause the REIT to fail to satisfy the 75% gross income test.

        Prohibited Transactions. A real estate investment trust will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the real estate investment trust holds primarily for sale to customers in the ordinary course of a trade or business. The REIT believes that none of its assets is held primarily for sale to customers and that a sale of any of its assets will not be in the ordinary course of its business. Whether a real estate investment trust holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, the REIT will attempt to comply with the terms of safe harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. There can be no assurance that the REIT can comply with the safe-harbor provisions or that the REIT will avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

        Foreclosure Property.    The REIT will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

  •
  that is acquired by the REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

  •
  for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

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  for which the REIT makes a proper election to treat the property as foreclosure property.

        However, the REIT will not be considered to have foreclosed on a property where it takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

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  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the real estate investment trust, other than through an independent contractor from whom the REIT does not derive or receive any income.

        Hedging Transactions.    From time to time, the REIT may enter into hedging transactions with respect to one or more of its assets or liabilities. The REIT's hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that the REIT enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge its indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that the REIT hedges with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. The REIT intends to structure any hedging transactions in a manner that does not jeopardize is status as a real estate investment trust.

        Failure to Satisfy Gross Income Tests.    If the REIT fails to satisfy one or both of the gross income tests for any taxable year, the REIT nevertheless may qualify as a real estate investment trust for that year if it qualifies for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

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  the REIT's failure to meet such tests is due to reasonable cause and not due to willful neglect;

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  the REIT attaches a schedule of the sources of its income to its tax return; and

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  any incorrect information on the schedule was not due to fraud with intent to evade tax.

        The REIT cannot predict, however, whether in all circumstances it would qualify for the relief provisions. In addition, as discussed above in "Taxation of the REIT," even if the relief provisions apply, the REIT would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which it fails the 75% gross income test and (ii) the amount by which 90% of the REIT's gross income exceeds the amount of qualifying income under the 95% gross income test, in each case, multiplied by a fraction intended to reflect its profitability.

Asset Tests

        To maintain the REIT's qualification as a real estate investment trust, the REIT also must satisfy the following asset tests at the end of each quarter of each taxable year.

        First, at least 75% of the value of the REIT's total assets must consist of:

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  cash or cash items, including certain receivables;

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  government securities;

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  interests in real property, including leaseholds and options to acquire real property and leaseholds;

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  interests in mortgages on real property;

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  stock in other real estate investment trusts; and

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  investments in stock or debt instruments during the one-year period following the REIT's receipt of new capital that the REIT raises through equity offerings or offerings of debt with at least a five-year term.

        Second, of the REIT's investments not included in the 75% asset class, the value of its interest in any one issuer's securities may not exceed 5% of the value of its total assets.

        Third, the REIT may not own more than 10% of the voting power or value of any one issuer's outstanding securities.

        Fourth, no more than 20% of the value of the REIT's total assets may consist of the securities of one or more TRSs.

        Fifth, no more than 25% of the value of the REIT's total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

        For purposes of the second and third asset tests, the term "securities" does not include stock in another real estate investment trust, equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another real estate investment trust, except that certain "straight debt" securities are not treated as "securities" for purposes of the 10% value test (for example, qualifying debt securities of a corporation of which the REIT owns no equity interest or of a partnership if the REIT owns at least a 20% profits interest in the partnership).

        The REIT's apartment properties will be qualifying assets for purposes of the first and second asset tests, and its Agency Securities and mezzanine loans secured by a direct interest in real property will generally be qualifying assets for purposes of the first, second, and third assets. However, if the outstanding principal balance of a mezzanine loan secured by a direct interest in real property exceeds the fair market value of the real property securing the loan, a portion of such loan likely will not be a qualifying real estate asset for purposes of the first, second, and third asset tests. The nonqualifying portion of that loan will be equal to the portion of the loan amount that exceeds the value of the associated real property. Mezzanine loans qualifying for the safe harbor in Revenue Procedure 2003-65, which addresses loans secured by a first priority security interest in ownership interests in a partnership or limited liability company, will be treated as qualifying assets for purposes of the first, second, and third asset tests. See "—Income Tests." However, it is possible that the REIT may make some mezzanine loans that are not secured by a direct interest in real property, do not qualify for that safe harbor, and do not qualify as "straight debt" securities for purposes of the 10% value test. The REIT will make such mezzanine loans only to the extent that such loans will not cause the REIT to fail the asset tests described above.

        The REIT will monitor the status of its assets for purposes of the various asset tests and will manage its portfolio in order to comply at all times with such tests. If the REIT fails to satisfy the asset tests at the end of a calendar quarter, it will not lose its status as a real estate investment trust if:

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  the REIT satisfied the asset tests at the end of the preceding calendar quarter; and

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  the discrepancy between the value of the REIT's assets and the asset test requirements arose from changes in the market values of the REIT's assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

        If the REIT did not satisfy the condition described in the second item, above, the REIT still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

        Each taxable year, the REIT must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to its stockholders in an aggregate amount at least equal to:

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  the sum of

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  90% of its "real estate investment trust taxable income," computed without regard to the dividends paid deduction and its net capital gain or loss; and

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  90% of its after tax net income, if any, from foreclosure property; minus

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  the sum of certain items of non-cash income.

        The REIT must pay such distributions in the taxable year to which they relate, or in the following taxable year if the REIT declares the distribution before it timely files its federal income tax return for the year and pays the distribution on or before the first regular dividend payment date after such declaration.

        The REIT will pay federal income tax on taxable income, including net capital gain, that the REIT does not distribute to stockholders. Furthermore, if the REIT fails to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

    •
    85% of the REIT's real estate investment trust ordinary income for such year;

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    95% of the REIT's real estate investment trust capital gain income for such year; and

    •
    any undistributed taxable income from prior periods,

        The REIT will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts it actually distributes. The REIT may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. See "Taxation of Taxable U.S. Stockholders." If the REIT so elects, it will be treated as having distributed any such retained amount for purposes of the

4% nondeductible excise tax described above. The REIT has made, and the REIT intends to continue to make, timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

        It is possible that, from time to time, the REIT may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at its real estate investment trust taxable income. For example, the REIT may not deduct recognized capital losses from its "real estate investment trust taxable income." Further, it is possible that, from time to time, the REIT may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. As a result of the foregoing, the REIT may have less cash than is necessary to distribute all of its taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, the REIT may need to borrow funds or issue additional common or preferred stock.

        Under certain circumstances, the REIT may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its stockholders in a later year. The REIT may include such deficiency dividends in its deduction for dividends paid for the earlier year. Although the REIT may be able to avoid income tax on amounts distributed as deficiency dividends, the REIT will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction it takes for deficiency dividends.

Recordkeeping Requirements

        The REIT must maintain certain records in order to qualify as a real estate investment trust. In addition, to avoid a monetary penalty, the REIT must request on an annual basis information from its stockholders designed to disclose the actual ownership of its outstanding stock. The REIT has complied, and intend to continue to comply, with these requirements.

Failure to Qualify

        If the REIT fails to qualify as a real estate investment trust in any taxable year, and no relief provision applies, the REIT would be subject to federal income tax and any applicable alternative minimum tax on it taxable income at regular corporate rates. In calculating its taxable income in a year in which the REIT fails to qualify as a real estate investment trust, the REIT would not be able to deduct amounts paid out to stockholders. In fact, the REIT would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of its current and accumulated earnings and profits, all distributions to most U.S. noncorporate stockholders would be taxable at capital gains rates and all distributions to other shareholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless the REIT qualified for relief under specific statutory provisions, the REIT also would be disqualified from taxation as a real estate investment trust for the four taxable years following the year during which it ceased to qualify as a real estate investment trust. The REIT cannot predict whether in all circumstances it would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

        The term "U.S. stockholder" means a holder of REIT common stock that, for United States federal income tax purposes, is:

  •
  a citizen or resident of the United States;

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  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

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  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

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  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

        If a partnership or an entity treated as a partnership for federal income tax purposes holds REIT common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partners in partnerships holding REIT common stock should consult their own tax advisors regarding the consequences of the ownership and disposition of REIT common stock by the partnership.

        As long as the REIT qualify as a real estate investment trust, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of current or accumulated earnings and profits that the REIT does not designate as capital gain dividends or long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the new 15% tax rate for "qualified dividend income." The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to most U.S. noncorporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because the REIT is not generally subject to federal income tax on the portion of its real estate investment trust taxable income distributed to its stockholders, its dividends generally will not be eligible for the new 15% rate on qualified dividend income. As a result, the REIT's ordinary real estate investment trust dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to the REIT's ordinary real estate investment trust dividends (i) attributable to dividends received by the REIT from non-real estate investment trust corporations, such as a TRS, and (ii) to the extent attributable to income upon which the REIT has paid corporate income tax (e.g., to the extent that the REIT distributes less than 100% of its taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold common stock for more than 60 days during the 120-day period beginning on the date that is 60 days before the date on which common stock become ex-dividend.

        A U.S. stockholder generally will recognize distributions that the REIT designates as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. The REIT generally will designate capital gain dividends as either 15%, 20%, or 25% rate distributions. See "—Capital Gains and Losses." A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        The REIT may elect to retain and pay income tax on the net long term capital gain that it receives in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of its undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax the REIT paid. The U.S. stockholder would increase the basis in its REIT common stock by the amount of its proportionate share of the REIT's undistributed long-term capital gain, minus its share of the tax the REIT paid.

        A U.S. stockholder will not incur tax on a distribution in excess of the REIT's current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S.

stockholder's common stock. Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a distribution in excess of both the REIT's current and accumulated earnings and profits and the U.S. stockholder's adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming the common stock are a capital asset in the hands of the U.S. stockholder. In addition, if the REIT declares a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by the REIT and received by the U.S. stockholder on December 31 of such year, provided that the REIT actually pays the distribution during January of the following calendar year.

        Stockholders may not include in their individual income tax returns any of the REIT's net operating losses or capital losses. Instead, these losses are generally carried over by the REIT for potential offset against its future income. Taxable distributions from the REIT and gain from the disposition of its common stock will not be treated as "passive activity" income and, therefore, stockholders generally will not be able to apply any "passive activity" losses, such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from the REIT and gain from the disposition of REIT common stock generally will be treated as investment income for purposes of the investment interest limitations. The REIT will notify stockholders after the close of its taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock

        In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of REIT common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of REIT common stock may be disallowed if the U.S. stockholder purchases other common stock within 30 days before or after the disposition.

Capital Gains and Losses

        The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 35%. The maximum tax rate on long term capital gains applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year. A 20% rate applies to sales and exchanges of capital assets occurring after December 31, 2008. The maximum tax rate on long term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that the REIT designates as capital gain dividends and any retained capital gain that the REIT is deemed to distribute, the REIT generally may designate whether such a distribution is taxable to the REIT's non-corporate stockholders at a 15%, 20%, or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

        The REIT will report to its stockholders and to the Internal Revenue Service the amount of distributions it pays during each calendar year, and the amount of tax it withholds, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

  •
  is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

  •
  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

        A stockholder who does not provide the REIT with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, the REIT may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. For a discussion of the backup withholding rules as applied to non-U.S. stockholders. See "Taxation of Non-U.S. Stockholders."

Taxation of Tax Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a real estate investment trust to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the real estate investment trust in an unrelated trade or business of the pension trust. Based on that ruling, amounts that the REIT distributes to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from the REIT would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from the REIT as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of the REIT's stock must treat a percentage of the dividends that it receives from the REIT as unrelated business taxable income. Such percentage is equal to the gross income the REIT derives from an unrelated trade or business, determined as if the REIT were a pension trust, divided by the REIT's total gross income for the year in which the REIT pays the dividends. That rule applies to a pension trust holding more than 10% of REIT shares only if:

  •
  the percentage of the REIT's dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

  •
  the REIT qualified as a real estate investment trust by reason of the modification of the rule requiring that no more than 50% of its shares of stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding REIT stock in proportion to their actuarial interests in the pension trust; and

  •
  either

  •
  one pension trust owns more than 25% of the value of REIT stock; or

  •
  a group of pension trusts individually holding more than 10% of the value of REIT stock collectively owns more than 50% of the value of REIT stock.

Taxation of Non U.S. Stockholders

        The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. Non-U.S. stockholders should consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the ownership of REIT common stock, including any reporting requirements.

        A non-U.S. stockholder that receives a distribution that is not attributable to gain from the REIT's sale or exchange of U.S. real property interests, as defined below, and that the REIT does not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that the REIT pays the distribution out of its current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. The REIT plans to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

  •
  a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with the REIT; or

  •
  the non-U.S. stockholder files an IRS Form W-8ECI with the REIT claiming that the distribution is effectively connected income.

        A non-U.S. stockholder will not incur tax on a distribution in excess of the REIT's current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both the REIT's current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because the REIT generally cannot determine at the time it makes a distribution whether or not the distribution will exceed its current and accumulated earnings and profits, it normally will withhold tax on the entire amount of any distribution at the same rate as it would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that it withholds if it later determines that a distribution in fact exceeded the REIT's current and accumulated earnings and profits.

        The REIT must withhold 10% of any distribution that exceeds its current and accumulated earnings and profits. Consequently, although it intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that it does not do so, it will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

        For any year in which the REIT qualifies as a real estate investment trust, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from the REIT's sale or exchange of "U.S. real property interests" under special provisions of the federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in real property and shares in corporations at least 50% of whose assets consists of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. The REIT must withhold 35% of any distribution that it could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against the REIT's tax liability for the amount it withholds.

        A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of REIT common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of REIT stock. There can be no assurance that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of REIT common stock at all times during a specified testing period will not incur tax under FIRPTA on a disposition of REIT common stock if the shares are "regularly traded" on an established securities market. Because REIT common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of REIT common stock unless it owns, actually or constructively, more than 5% of such common stock. If the gain on the sale of REIT common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

  •
  the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

  •
  the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Taxable REIT Subsidiaries

        As described above, the REIT may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the REIT. A TRS may provide services to the REIT's lessees and perform activities unrelated to its lessees, such as third-party management, development, and other independent business activities. However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The REIT and its corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of the REIT's assets may consist of securities of one or more TRSs, and no more than 25% of the value of the REIT's assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

        Rent that the REIT receives from its TRSs will qualify as "rents from real property" as long as at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The TRS rules limit the deductibility of interest paid or accrued by a TRS to us to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and us or its tenants that are not conducted on an arm's-length basis. The REIT currently does not have any TRSs, but may form one or more TRSs in the future.

State and Local Taxes

        The REIT and/or its stockholders may be subject to taxation by various states and localities, including those in which the REIT or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the common stock.

Possible Legislative or Other Actions Affecting Real Estate Investment Trusts

        The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect the REIT and its investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to the REIT or its investors will be changed.

ELECTION OF REIT DIRECTORS

        In addition to voting on the merger, the stockholders of the REIT will be voting at the annual meeting for the election of two Class II directors for three-year terms expiring in 2007. The Nominating/Corporate Governance Committee of the REIT's Board of Directors has nominated George H. Krauss and Steven W. Seline to fill these directorships. Messrs. Krauss and Seline are the current Class II directors of the REIT. There are no arrangements or understandings between either Mr. Krauss or Mr. Seline and any other person pursuant to which they were selected as nominees. Messrs. Krauss and Seline have each expressed an intention to serve, if elected, and the Board of Directors does not know of any reason why either Mr. Krauss or Mr. Seline might be unavailable to serve on the Board of Directors if elected. If either Mr. Krauss or Mr. Seline is unable to serve as a Class II director, each proxy delivered in connection with the REIT annual meeting authorizes the Board of Directors to vote for the election of substitute nominees recommended by the nominating committee.

        The election of a director requires the affirmative vote of a plurality of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote. Consequently, votes withheld and broker nonvotes with respect to the election of directors will have no impact on the election of directors.

        THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE ELECTION OF MR. KRAUSS AND MR. SELINE AS CLASS II DIRECTORS.

        Information regarding the REIT's directors, including the nominees to be voted on at the REIT annual meeting is set forth under "MANAGEMENT OF THE REIT."

Report of the REIT Compensation Committee On Executive Compensation

        Executive Officer Compensation.    The only compensation that the REIT provides directly to its executive officers are awards of options to acquire shares of its common stock and DERs under the Stock Option Plan. A stock option allows its holder to acquire shares of the REIT's common stock at a set price during a defined period of time. A DER entitles its holder to receive a cash payment equal to the dividends paid on one share of the REIT's common stock. The Compensation Committee may make awards of stock options and DERs to the REIT's executive officers in order to provide an incentive to maximize their efforts on behalf of the REIT by providing them with a proprietary interest in the REIT. Such awards also encourage executive officers to remain with the REIT and assist the REIT in its efforts to attract new executive officers as the need arises. The Compensation Committee has discretionary authority to award stock options and DERs to the REIT's executive officers and to determine the terms of such awards.

        During 2003, no stock options or DERs were awarded to any executive officer under the REIT's Stock Option Plan.

        Compensation of CEO.    During fiscal 2003, neither Lisa Y. Roskens, who served as the President and Chief Executive Officer of the REIT until September 2003, nor John H. Cassidy, who has served as the President and Chief Executive Officer of the REIT since that time, received any cash compensation from the REIT or grants of stock options or DERs under the REIT's Stock Option Plan. Each of their entire compensation for 2003 was paid by America First and the REIT did not reimburse America First or the Advisor for any portion of their 2003 compensation. The REIT will reimburse America First, via the Advisor, for substantially all of Mr. Cassidy's salary in 2004 as he is expected to dedicate substantially all of his time and attention to the affairs of the REIT.

        Compliance With Section 162(m) of the Internal Revenue Code.    The current tax law imposes an annual, individual limit of $1 million on the deductibility of the REIT's compensation payments to its executive officers. Specified compensation is excluded for this purpose, including performance-based compensation, provided that certain conditions are satisfied. The Compensation Committee has determined to preserve, to the maximum extent practicable, the deductibility of all compensation payments to the REIT's executive officers.

Gregor Medinger John Miller George V. Janzen

Compensation Committee Interlocks and Insider Participation

        There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934.

Report of the REIT Audit Committee

        The REIT's management (including the Advisor) is responsible for the preparation of the REIT's financial statements and for maintaining an adequate system of internal controls and processes for that purpose. KPMG LLP ("KPMG") acts as the REIT's independent auditors and is responsible for conducting an independent audit of the REIT's annual financial statements in accordance with generally accepted auditing standards and issuing a report on the results of its audit. The Audit Committee is responsible for providing independent, objective oversight of both of these processes.

        The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2003 with management of the REIT and with representatives of KPMG. As a result of these discussions, the Audit Committee believes that the REIT and the Advisor maintain an effective system of accounting controls that allow it to prepare financial statements that fairly present the REIT's financial position and results of its operations. Our discussions with KPMG also included the matters required by Statement on Auditing Standard No. 61 (Communications with Audit Committees).

        In addition, the Audit Committee reviewed the independence of KPMG. We received written disclosures and a letter from KPMG regarding its independence as required by Independent Standards Board Standards No. 1 and discussed this information with KPMG.

        Based on the foregoing, the Audit Committee has recommended that the audited financial statements of the REIT for the year ended December 31, 2003 be included in the REIT's annual report on Form 10-K to be filed with the Securities and Exchange Commission.

John Miller George V. Janzen Steven W. Seline

REIT Stock Performance

        The following stock performance graph and table provide a comparison over the five-year period ending December 31, 2003 of the cumulative total return from a $100 investment in the limited partner units of America First Apartment Investors, L.P. (the predecessor to the REIT) on January 1, 1999 with the stocks listed on the S&P 500 and the Equity REIT Total Return index prepared by the National Association of Real Estate Investment Trusts ("NAREIT"). The REIT had no operations of its own, and its shares did not trade in any public market, prior to its merger with America First Apartment Investors, L.P. on January 1, 2003. As a result of that merger, the REIT issued one share for each outstanding limited partnership unit of America First Apartment Investors, L.P. The following assumes that the base share price for the REIT's common stock and each index is $100 and that all dividends are reinvested. The performance graph is not necessarily indicative of the REIT's future investment performance.

AMERICA FIRST APARTMENT INVESTORS, INC.
TOTAL RETURN PERFORMANCE

		INDEXED RETURNS Years Ending
Company/Index	Base Period Dec98
		Dec99	Dec00	Dec01	Dec02	Dec03
AMERICA FIRST APARTMENT INVESTORS INC	100	110.14	124.75	171.55	137.31	196.30
S&P 500 INDEX	100	121.04	110.02	96.95	75.52	97.18
NAREIT EQUITY INDEX	100	95.38	120.53	137.32	142.57	195.51

RATIFICATION OF APPOINTMENT OF THE REIT'S AUDITOR

        KPMG LLP ("KPMG") has been appointed by the Audit Committee as independent auditor for the REIT for 2004. This appointment is being presented to the stockholders of the REIT for ratification. The ratification of the appointment of auditor requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the REIT annual meeting and entitled to vote. Abstentions will have the same effect as a vote against ratification. Broker nonvotes will not be considered shares entitled to vote with respect to ratification of the appointment and will not be counted as votes for or against the ratification.

        The Board of Directors recommends that stockholders vote "for" the ratification of the appointment by the Audit Committee of KPMG LLP as the REIT's independent auditor for 2004.

        Representatives of KPMG LLP are expected to be present at the REIT annual meeting and will be provided an opportunity to make a statement and to respond to appropriate inquiries from stockholders.

Accounting Fees and Services

        The following fees were paid to KPMG by the REIT for professional services during 2002 and 2003. Figures relating to 2002 relate to fees charged by KPMG to America First Apartment Investors, L.P., the REIT's predecessor, and to the REIT for that year.

        Audit Fees.    KPMG billed the REIT a total $68,500 and $41,150 in 2002 and 2003, respectively, for professional services rendered for the audit of the REIT's annual financial statements for those fiscal years and to review the REIT's interim financial statements included in its Quarterly Reports on Form 10-Q filed with the SEC during those years.

        Audit-Related Fees.    KPMG did not bill the REIT for audit-related services in 2002 or 2003. Audit-related services generally include fees for the audits of the Company's employee benefit plans and fees incurred in connection with business acquisitions and compliance with the Sarbanes-Oxley Act and related regulatory matters.

        Tax Fees.    In fiscal 2002 and 2003, KPMG billed the REIT $9,900 and $9,000, respectively, for tax services. Tax services consisted primarily of advice related to the preparation of tax returns and general advice relating to tax issues and compliance.

        All Other Fees.    KPMG did not bill the REIT for any other services in 2002 or 2003.

        The Audit Committee pre-approved all services provided by KPMG during fiscal year 2003 and has determined that the provision of these services did not adversely affect KPMG's independence. It is currently the policy of the Audit Committee to review and pre-approve all services provided by KPMG to the REIT.

SUBMISSION OF REIT STOCKHOLDER PROPOSALS

        Under the REIT's Bylaws, any stockholder may submit a proposal for presentation at the annual meeting, including nominations for directors, by delivering the proposal to the REIT's corporate secretary at its home office by no earlier than 90 days prior to the annual meeting and no later than 60 days prior to the annual meeting. The deadline for submitting stockholder proposals for the 2004 Annual meeting was March 27, 2004. No stockholder proposals were received for consideration at the annual meeting.

        Stockholders may also ask the REIT to include proposals in the proxy materials that the REIT sends out in connection with its future annual meetings, subject to the proxy rules adopted by the SEC. In order to be included in the proxy statement relating to the REIT's 2005 Annual Meeting, a stockholder proposal must be submitted to the REIT's corporate secretary at its home office by December 3, 2004.

OTHER MATTERS RELATING TO REIT ANNUAL MEETING

        The Board of Directors of the REIT does not intend to bring any matters before the REIT annual meeting other than those disclosed in the Notice of Annual Meeting of Stockholders, and does not know of any business which persons, other than the management, intend to present at the REIT annual meeting. The enclosed proxy for the REIT annual meeting confers discretionary authority on the REIT Board of Directors to vote on any matter proposed by stockholders for consideration at the annual meeting.

        REIT stockholders may communicate with any director, including the Chairman of the Board and the chairman of any committee of the Board, by sending a letter to the attention of the appropriate person (which may be marked as confidential) addressed to the REIT's corporate secretary at its home office at 1004 Farnam Street, Suite 400, Omaha, NE 68102. All communications received by the REIT's corporate secretary will be forwarded to the appropriate directors. In addition, it is the policy of REIT's Board of Directors that directors attend, and be available to discuss stockholder concerns at, the REIT's annual meeting. All directors attended the REIT's 2003 annual meeting.

        The REIT's Annual Report on Form 10-K, as filed with the SEC, is being mailed, together with this Joint Proxy Statement/Prospectus, to all REIT stockholders entitled to vote at the REIT annual meeting. The REIT's Annual Report on Form 10-K is not to be considered part of this proxy solicitation material.

        None of the information set forth in this Joint Proxy Statement/Prospectus under the headings "Report of the REIT Compensation Committee on Executive Compensation," "Report of the REIT Audit Committee" or "REIT Stock Performance" is deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "1934 Act"), and this information will not be deemed to be incorporated by reference into any prior or subsequent filing by the REIT under the Securities Act of 1933 or the 1934 Act.

EXPERTS

        The consolidated balance sheet of America First Apartment Investors, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for the year ended December 31, 2003, and the related financial statement schedule III, the consolidated balance sheet of America First Apartment Investors, L.P. and subsidiaries as of December 31, 2002, and the related consolidated statements of income and comprehensive income, partners' capital, and cash flows for the years ended December 31, 2002 and 2001, and the consolidated balance sheet of America First Real Estate Investment Partners, L.P. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income and comprehensive income, partners' capital (deficit), and cash flows for each of the years in the three-year period ended December 31, 2003, and the related financial statement schedule III, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the issuance of the shares of the REIT's common stock offered pursuant to this Joint Proxy Statement/Prospectus will be passed on by Kutak Rock LLP, Omaha, Nebraska. Certain tax matters related to the Partnership and the REIT as described under "FEDERAL INCOME TAX CONSIDERATIONS" will be passed upon by Hunton & Williams LLP, Richmond, Virginia.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

America First Apartment Investors, Inc.
Pro Forma Condensed Combined Balance Sheet (Unaudited)
December 31, 2003

        The following unaudited pro forma condensed combined balance sheet gives effect to the merger of the REIT and the Partnership as if the merger and any consummated transactions had occurred on December 31, 2003. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the transactions under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations."

        The merger transaction, including the identification of the accounting acquirer, will be accounted for in accordance with purchase accounting and SFAS No. 141. The percentage of voting interests that the REIT's stockholders and the Partnership's Unit holders will retain of the combined enterprises after the proposed merger is approximately 50% each and, therefore, additional factors were considered in the determination of the accounting acquirer. The Board of Directors and senior management of the REIT will govern and manage the REIT subsequent to the proposed merger. In addition, the REIT is issuing its equity interests and a cash premium to the Unit holders of the Partnership. Therefore, the REIT is deemed the accounting acquirer for financial reporting purposes.

        For purposes of preparing the pro forma financial statements, the value of the REIT shares to be issued as consideration to the Unit holders was calculated using an average of the REIT's share price for two trading days prior to the public announcement of the proposed merger, the day of, and two trading days thereafter.

        The amount allocated to the purchase price is preliminary and subject to change. In the opinion of the REIT's management, all significant adjustments necessary to reflect the effects of the transactions have been made.

        The Unaudited Pro Forma Condensed Combined Balance Sheet is presented for comparative purposes only and is not necessarily indicative of what the actual combined financial position of the REIT and the Partnership would have been at December 31, 2003, nor does it purport to represent the future combined financial position of the REIT and the Partnership. This Unaudited Pro Forma Condensed Combined Balance Sheet should be read in conjunction with the respective historical financial statements and notes thereto of the REIT (and its predecessor) and the Partnership (and its predecessor) incorporated by reference into or accompanying this Joint Proxy Statement/Prospectus.

America First Apartment Investors, Inc.
Pro Forma Condensed Combined Balance Sheet (Unaudited)
December 31, 2003

	The REIT Historical	REIT Consummated Transaction Adjustment		Historical REIT including its Consummated Transaction	The Partnership Historical	The Partnership Consummated Transaction Adjustments		Historical Partnership including its Consummated Transactions	The REIT and the Partnership including Consummated Transactions	Pro Forma Adjustments		The REIT Pro Forma Combined
Assets
Cash and cash equivalents
Unrestricted	$6,917,597	(1,566,868	)(h)	$5,350,729	20,345,309	(4,710,625	)(i)	$15,634,684	20,985,413	(3,877,627	)(a)	$17,107,786
Restricted	3,717,356	—		3,717,356	2,053,689	—		2,053,689	5,771,045	—		5,771,045
Investment in mortgage-backed securities	36,027,478	1,566,868	(h)	37,594,346	138,990	—		138,990	37,733,336	—		37,733,336
Investment in corporate equity securities	2,179,232	—		2,179,232	5,635,181	—		5,635,181	7,814,413	(2,483,942	)(g)	5,330,471
Investment in real estate, net of accumulated depreciation	114,898,237	—		114,898,237	103,984,655	12,496,625	(i)	116,481,280	231,379,517	505,700	(c)	231,885,217
In place lease value	—	—		—	—	514,000	(i)	514,000	514,000	4,797,100	(c)	5,311,100
Interest receivable	—	—		—	51,905	—		51,905	51,905	—		51,905
Other assets	3,152,043	—		3,152,043	5,043,734	—		5,043,734	8,195,777	(3,756,724	)(d)	4,439,053

	$166,891,943	—		$166,891,943	137,253,463	8,300,000		$145,553,463	312,445,406	(4,815,493)		$307,629,913

Liabilities
Accounts payable and accrued expenses	$3,036,205	—		$3,036,205	1,869,700	—		$1,869,700	4,905,905	—		$4,905,905
Dividends (distribution) payable	1,268,724	—		1,268,724	1,201,500	—		1,201,500	2,470,224	—		2,470,224
Bonds and mortgage and notes payable	82,215,444	—		82,215,444	61,186,813	8,300,000	(i)	69,486,813	151,702,257	831,813	(e)	152,534,070
Borrowings under repurchase agreements	33,012,026	—		33,012,026	11,975,000	—		11,975,000	44,987,026	—		44,987,026
Interest payable	—	—		—	186,931	—		186,931	186,931	—		186,931
Notes payable	—	—		—	2,413,310	—		2,413,310	2,413,310	—		2,413,310

	119,532,399	—		119,532,399	78,833,254	8,300,000		87,133,254	206,665,653	831,813		207,497,466

Equity
Stockholders' Equity
Common stock, $.01 par value; 500,000,000 shares	50,749	—		50,749	—	—		—	50,749	54,308	(f)	105,057
Treasury stock	—	—		—	—	—		—	—	(2,483,942	)(g)	(2,483,942)
Additional paid-in capital	47,417,563	—		47,417,563	—	—		—	47,417,563	55,285,323	(f)	102,702,886
Retained (distributions in excess of accumulated) earnings	(713,868)	—		(713,868)	—	—		—	(713,868)	—		(713,868)
Accumulated other comprehensive income	605,100	—		605,100	482,419	—		482,419	1,087,519	(565,205	)(g)	522,314
Partners' Capital	—	—		—	57,937,790	—		57,937,790	57,937,790	(57,937,790	)(f)	—

	47,359,544	—		47,359,544	58,420,209	—		58,420,209	105,779,753	(5,647,306)		100,132,447

	$166,891,943	—		$166,891,943	137,253,463	8,300,000		$145,553,463	312,445,406	(4,815,493)		$307,629,913

Book value per share or unit	$9.33				$8.59							$9.73

        The following represents the allocation of the purchase price of the Partnership's Units at fair value, including the costs of the merger:

Purchase price for the Partnership's Units-common stock issued (see below)		$55,339,631
Bonds and Mortgage Notes payable assumed-at estimated fair value		62,018,626
Other liabilities, assumed-at estimated fair value		17,646,441
Cash consideration of $0.39 per Unit and $26,776 paid to the General Partner		2,677,627

Sub-total		137,682,325
Estimated merger costs		1,200,000

Total Purchase Price		$138,882,325

Units outstanding at December 31, 2003	6,797,055
The General Partner's Units equivalents representing 1% of the total Partnership's equity	68,657

Total Unit equivalents	6,865,712
Exchange Ratio	0.7910
Common Stock issued	5,430,778
Estimated fair market value of the REIT's common stock-per share	$10.19

Estimated fair market value of the REIT's common stock to acquire the Partnership	$55,339,631

See accompanying notes to pro forma condensed combined balance sheet.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2003.

(a)
Represents the payment of cash consideration per Unit at the rate of $0.39 per Unit ($2,650,851) plus $26,776 paid to the Partnership's General Partner and the payment of estimated merger costs of $1,200,000.

(b)
Not used.

(c)
Represents the adjustment to the net book value of the Partnership's investment in real estate to estimated fair value and the adjustment to record the estimated fair value of the Partnership's in-place leases. The estimated fair value of the real estate was calculated on an "as if vacant" basis considering such factors as current tenant lease terms, absorption rates, unit improvement costs that would be incurred and other valuation assumptions including applicable capitalization and discount rates. The estimated valuation of in-place leases was calculated by applying a risk-adjusted discount rate to the projected cash flow deficit at each property during the lease-up of these properties.

(d)
Represents the elimination of the Partnership's debt financing costs of $2,893,417 and goodwill of $863,307. In connection with the proposed merger, no purchase price will be allocated to goodwill. The Partnership's goodwill resulted from the roll up transaction which formed the Partnership from its two predecessor partnerships. When the REIT records the proposed merger transaction in accordance with SFAS 141, the purchase price will be allocated based upon the estimated fair value of the Partnership's tangible and intangible assets and liabilities, of which no goodwill has been identified.

(e)
Represents the adjustments to the net book value of the Partnership's bonds and mortgage notes payable to estimated fair value.

(f)
Represents the issuance of the REIT's common stock to the Unit holders and General Partner.

(g)
The REIT owns 238,428 Units of the Partnership and the Partnership owns 27,000 shares of the REIT's common stock. As a result of the merger, these will become a total of 215,597 shares of REIT common stock held in its treasury. Assuming a December 31, 2003 price of $11.28, these shares have a value of $2,483,942.

(h)
Represents the REIT's acquisition of approximately $1.6 million of Agency Securities as a consummated transaction which occurred on February 24, 2004.

(i)
Represents the adjustments to record the Partnership's January 22, 2004 acquisition of a 247-unit apartment complex in Arizona as a consummated transaction. The property had a purchase price of $12,850,000 (which included in place leases with a value of $514,000), an acquisition fee of $160,625, and was financed with the assumption of debt of $8.3 million with the remainder paid in cash.

America First Apartment Investors, Inc.
Pro Forma Condensed Combined Statement of Operations (Unaudited)
Year Ended December 31, 2003

        The following Unaudited Pro Forma Condensed Combined Statement of Operations is presented as if the merger of the REIT and the Partnership and any consummated transactions had occurred on January 1, 2003. The Pro Forma Condensed Combined Statement of Operations gives effect to the merger under the purchase method of accounting in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations." The merger transaction, including the identification of the accounting acquirer, will be accounted for in accordance with purchase accounting and SFAS No. 141. The percentage of voting interests that the REIT's stockholders and the Partnership's Unit holders will retain of the combined enterprises after the proposed merger is approximately 50% each and, therefore, additional factors were considered in the determination of the accounting acquirer. The Board of Directors and senior management of the REIT will govern and manage the REIT subsequent to the proposed merger. In addition, the REIT is issuing its equity interests and a cash premium to the Unit holders of the Partnership. Therefore, the REIT is deemed the accounting acquirer for financial reporting purposes.

        For purposes of preparing the pro forma financial statement, the value of the REIT shares to be issued as consideration to the Unit holders was calculated using an average of the REIT's share price for two trading days prior to the public announcement of the proposed merger, the day of, and two trading days thereafter.

        Because the REIT qualifies as a real estate investment trust, the Unaudited Pro Forma Condensed Combined Statement of Operations assumes the REIT distributes at least 90% of its taxable income, and, therefore incurs no federal income tax liability for the period presented. In the opinion of the REIT's management, all adjustments necessary to reflect the effects of the transactions have been made.

        The Unaudited Pro Forma Condensed Combined Statement of Operations of the REIT is presented for comparative purposes only and is not necessarily indicative of what the actual results of operations of the REIT would have been for the period presented if the merger occurred at the beginning of that period, nor does it purport to represent the future results of operations of the REIT. The Unaudited Pro Forma Condensed Consolidated Statement of Operations should be read in conjunction with the respective historical financial statements and notes thereto of the REIT (and its predecessor) and the Partnership (and its predecessor), incorporated by reference into or accompanying this Joint Proxy Statement/Prospectus.

America First Apartment Investors, Inc.
Pro Forma Condensed Combined Statement of Operations (Unaudited)
Year Ended December 31, 2003

	Historical REIT	REIT Consummated Transaction Adjustment		Historical REIT including its Consummated Transaction	Historical Partnership	Partnership Consummated Transaction Adjustments		Historical Partnership including its Consummated Transactions	The REIT and Partnership including Consummated Transactions	Pro Forma Adjustments		The REIT Pro Forma Combined
Rental Operations
Rental income	$24,122,748	—		$24,122,748	$19,556,883	$1,965,911	(k),(l)	$21,522,794	$45,645,542	—		$45,645,542
Real estate operating expenses	(13,021,792)	—		(13,021,792)	(10,088,441)	(1,013,237	)(k),(l)	(11,101,678)	(24,123,470)	—		(24,123,470)
Depreciation expense	(5,001,289)	—		(5,001,289)	(3,884,886)	(447,635	)(k),(l)	(4,332,521)	(9,333,810)	465,202	(c)	(8,868,608)
Equity in earnings (losses) of Operating Partnerships	—	—		—	(35,083)	35,083	(j)	—	—	—		—

Income from rental operations	6,099,667	—		6,099,667	5,548,473	540,122		6,088,595	12,188,262	465,202		12,653,464
Other income
Interest and dividend income	331,056	52,960	(h)	384,016	1,260,176	(748,924	)(j),(k),(l)	511,252	895,268	(237,329	)(a)	657,939
Gain on Jefferson Place subordinate note	4,444,259	—		4,444,259	—	—		—	4,444,259	—		4,444,259
Equity in gain on sale of real estate in Operating Partnership	—	—		—	6,113,099	(6,113,099	)(j)	—	—	—		—
Other income	(11,100)	—		(11,100)	1,986	—		1,986	(9,114)	—		(9,114)

	4,764,215	52,960		4,817,175	7,375,261	(6,862,023)		513,238	5,330,413	(237,329)		5,093,084
Other expenses
Interest expense	4,304,801	—		4,304,801	2,753,552	289,170	(l)	3,042,722	7,347,523	(102,485	)(d)	7,245,038
Amortization expense	287,946	—		287,946	156,868	517,800	(k),(l)	674,668	962,614	4,640,232	(e),(m)	5,602,846
General and administrative expenses	1,910,354	3,917	(h)	1,914,271	1,690,830	19,801	(j),(l)	1,710,631	3,624,902	(13,479	)(f)	3,611,423

	6,503,101	3,917		6,507,018	4,601,250	826,771		5,428,021	11,935,039	4,524,268		16,459,307

Net income	$4,360,781	49,043		$4,409,824	$8,322,484	(7,148,672)		$1,173,812	$5,583,636	$(4,296,395)		$1,287,241

Weighted average number of shares (units) outstanding	5,074,484			5,074,484	6,797,055			6,797,055		(1,554,873	)(g)	10,289,665
Net income per share (unit)	$0.86			$0.87	$1.21			$0.17				$0.13

Dividends (distributions) per share (unit)	$1.00			$1.00	$0.70			$0.70				$0.92

See accompanying notes to condensed combined statement of operations.

Notes to Unaudited Pro Forma Condensed Combined Statement of Operations
for Year ended December 31, 2003

(a)
Represents the elimination of interest income earned on $2.7 million of cash consideration paid to the Partnership's Unit holders and General Partner, $1.2 million of estimated merger costs, and elimination of dividend income related to the REIT's ownership of Partnership Units and the Partnership's ownership of REIT common stock.

(b)
Not used.

(c)
Represents the adjustment to depreciation expense on the estimated fair market value of the Partnership's depreciable real estate using a weighted average life of 27.5 years.

(d)
Represents the amortization of the difference between the fair value of the bonds and mortgage notes payable ($62.0 million) assumed and the principal balance ($61.2 million) assumed. This difference is being amortized as an adjustment to interest expense over the terms of the respective mortgage notes using the straight line method, which approximates the effective interest method.

(e)
Includes the elimination of the amortization of deferred financing costs incurred by the Partnership.

(f)
Represents the net decrease in administration fee under the REIT's Second Amended Advisory Agreement with America First Apartments Advisory Corporation. The administrative fee on the REIT's real estate assets will be reduced to .55% from .60% and the administrative fee on the Partnership's real estate assets will be increased from .50% to .55%. The net result is a decrease for both periods presented since the REIT's real estate asset base is larger than the Partnership's.

(g)
Represents the adjustment for the REIT's common shares issued as a result of the Merger.

(h)
Represents mortgage backed securities interest income earned on the REIT's acquisition of an Agency security as a consummated transaction in February 2004, the reduction in interest income earned on cash used in the acquisition and the related administrative fees for Agency Securities paid to the Advisor.

(i)
Not used.

(j)
Represents the Partnership's elimination of the equity in gain on sale of the real estate in the Crane's Landing Operating Partnership, the elimination of the Partnership's equity in earnings of the Crane's Landing Operating Partnership, the reduction in the Partnership's administrative fee and the elimination of the interest income earned on the GNMA Certificates collateralized by the Crane's Landing Apartments due to the sale of the Crane's Landing Apartments in August 2003.

(k)
Represents the adjustment to consolidate the Water's Edge Operating Partnership as of January 1, 2003, a transaction which actually occurred on May 1, 2003, including the elimination of interest income on the GNMA Certificate collateralized by Water's Edge Apartments prior to May 1, 2003.

(l)
Represents the adjustment to record the Partnership's January 2004 acquisition of a 247-unit apartment complex in Arizona. The adjustment to record the results of operations of the consummated acquisition is presented as if the Partnership acquired the property on January 1, 2003. The property had a purchase price of $12,850,000, was financed with the assumption of debt of $8.3 million and the remainder paid in cash. The assumed debt bears interest at an effective annual fixed rate of approximately 3.5%.

(m)
Represents the amortization of the Partnership's in-place lease values aggregating $5,311,000 over an estimated weighted average remaining lease term of six months. As a result, 100% of the amortization is recorded in 2003.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of November 25, 2003 by and among AMERICA FIRST APARTMENT INVESTORS, INC., a Maryland corporation (the "Company"), and AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P., a Delaware limited partnership (the "Partnership").

W I T N E S S E T H:

        WHEREAS, the Company was formed for the purpose of investing in multifamily real estate, mortgage-backed securities and other real estate investments and is taxed as a real estate investment trust (a "REIT") within the meanings of Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"); and

        WHEREAS, the Partnership was formed for similar purposes and currently owns interests in 14 multifamily properties; and

        WHEREAS, the Board of Directors of the Company, upon the recommendation of a special committee consisting entirely of directors who qualify as "independent" as defined in Rule 4200(14) of the Rules of the Nasdaq Stock Market ("Nasdaq") and who are financially disinterested in the transaction set forth in this Agreement (the "Company Special Committee"), has determined that it is advisable and in the best interests of the Company and its stockholders to proceed with a strategic business combination of the Company and the Partnership on the terms and conditions described herein (the "Merger"), pursuant to which the Partnership will merge with and into the Company and the Company will be the surviving corporation in such merger and will acquire all of the assets of the Partnership, including its current portfolio of multifamily real estate, subject to the liabilities of the Partnership; and

        WHEREAS, the Board of Managers of America First Companies L.L.C. ("America First"), acting in its capacity as sole member of America First Capital Source I L.L.C., the general partner of the Partnership (the "General Partner"), upon the recommendation of a special committee consisting entirely of managers who qualify as "independent" as defined in Rule 4200(14) of the Rules of the Nasdaq and who are financially disinterested in the Merger (the "Partnership Special Committee"), has determined that it is advisable and in the best interests of the Partnership and its partners, including the holders of its Units representing assigned limited partnership interests (the "Units"), to proceed with the Merger on the terms and conditions described herein, pursuant to which the Partnership will merge with and into the Company and each Unit and partnership interest will be converted into the right to receive shares of the common stock, par value $0.01 per share, of the Company (the "Common Stock") and cash;

        NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto agree as follows:

ARTICLE I

THE MERGER

        Section 1.01.    The Merger.    Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the Maryland General Corporation Law (the "MGCL") and the Delaware Revised Uniform Limited Partnership Act (the "DRULPA"), the Partnership shall be merged with and into the Company at the Effective Time (as defined below). Following the Merger, the separate existence of the Partnership shall cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the assets, rights, liabilities and obligations of the Partnership in accordance with the MGCL and DRULPA.

        Section 1.02.    Closing.    The closing of the Merger will take place at 10:00 a.m., Central time, on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article V hereof (the "Closing Date"), at the offices of Kutak Rock LLP, 1650 Farnam Street, Omaha, Nebraska 68102, unless another date or place is agreed to in writing by the parties hereto.

        Section 1.03.    Effective Date.    As soon as practicable following the satisfaction or waiver of the conditions set forth in Article V, the parties shall file the articles of merger, certificate of merger or other appropriate documents for the merger of the Partnership with and into the Company executed in accordance with Section 3-110 of the MGCL and Section 17-211 of the DRULPA (collectively, the "Articles of Merger") and shall make all other filings or recordings required under the MGCL or the DRULPA to effect the Merger. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Department of Assessments and Taxation of the State of Maryland and the Office of the Secretary of State of the State of Delaware or at such other time as the parties shall specify in the Articles of Merger (the time and the date the Merger becomes effective being the "Effective Time" and the "Effective Date," respectively).

        Section 1.04.    Effects of the Merger.    The Merger shall have the effects set forth in the MGCL or the DRULPA, as appropriate. For federal income tax purposes, the parties hereto acknowledge and agree that the Merger will be characterized as a taxable transfer of assets to the Company in exchange for Common Stock and cash followed immediately thereafter by the distribution of the Common Stock and cash in liquidation by the Partnership.

        Section 1.05.    Organizational Documents; Advisory Agreement.    The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time (the "Charter"), shall continue to be in effect following the Merger. The bylaws of the Company, as in effect immediately prior to the Effective Time (the "Bylaws"), will continue to be in effect after the Merger. The Second Amended and Restated Advisory Agreement, in the form attached hereto as Exhibit A (the "Advisory Agreement") will have been entered into by and between the Company and America First Apartment Advisory Corporation on the Closing Date and will remain in effect after the Merger.

        Section 1.06.    Officers and Directors.    The officers of the Company immediately prior to the Effective Time shall continue to be the officers of the Company following the Merger. The Board of Directors of the Company immediately prior to the Effective Time shall continue to constitute the Board of Directors of the Company after the Merger.

        Section 1.07.    Principal Executive Office.    The principal executive office of the Company following the Effective Date shall continue to be located at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102.

ARTICLE II

EFFECT OF THE MERGER ON THE UNITS AND
PARTNERSHIP INTERESTS; EXCHANGE OF CERTIFICATES

        Section 2.01.    Conversion of Units and Partnership Interests.    By virtue of the Merger and without any action on the part of any holder of Units (a "Unit holder") or the General Partner:

          (a)   At the Effective Time, each issued and outstanding Unit shall be converted into the right to receive from the Company 0.7910 fully paid and nonassessable shares of Common Stock plus a cash payment of $0.39, and the partnership interest of the General Partner in the Partnership (the "GP Interest") will be converted into 54,308 fully paid and nonassessable shares of Common Stock plus a cash payment of $26,776.00; provided, however, that if a holder of Units is entitled to receive fewer than 100 shares of Common Stock upon the conversion of Units hereunder, each such Unit held by such Unit holder shall be considered to be converted into the right to receive from the Company a cash payment equal to (i) 0.7910 times the closing sale price of the Common Stock on the Effective Date plus (ii) $0.39. At the Effective Time, all Units and the GP Interest shall no longer be outstanding and shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and the General Partner and each holder of a certificate representing Units shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.02(c), certificates representing the shares of Common Stock and the cash payments required to be delivered under this Section 2.01 (the "Merger Consideration") and any dividends or other distributions to which the General Partner or such Unit holder is entitled pursuant to Section 2.02(e)(ii), in each case without interest and less any required withholding taxes.

          (b)   No fractional shares of Common Stock will be issued as Merger Consideration. In the event that the total number of shares of Common Stock to be issued to a former Unit holder or the General Partner is not a whole number, then the number of shares of Common Stock to be issued will be rounded up or down to the nearest whole share. No consideration will be paid by the Company or such stockholder for any fractional share eliminated by such rounding.

          (c)   Notwithstanding the foregoing, the parties understand that following the Merger the rights of each stockholder of the Company under this Section 2.01 will be subject to the ownership limitations and other related provisions contained in the Charter. The parties hereto further understand that any dividends with respect to the Common Stock shall be payable when and as declared by the Board of Directors of the Company.

        Section 2.02.    Exchange of Units and Partnership Interests.

          (a)    Exchange Agent.    Prior to the Effective Time, the Company shall appoint a bank, trust company or other qualified agent to act as exchange agent (the "Exchange Agent") for the exchange of the Merger Consideration upon surrender of Units (or cancellation of uncertificated Units) and the GP Interest, as the case may be.

          (b)    Provision of Merger Consideration.    The Company shall provide to the Exchange Agent on or before the Effective Time, for the benefit of the General Partner and the Unit holders, sufficient shares of Common Stock and a sufficient amount of cash to allow the Exchange Agent to pay out the Merger Consideration in exchange for the GP Interest and the issued and outstanding Units pursuant to Section 2.01.

          (c)    Exchange Procedures.    As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Unit (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Units shall pass, only upon delivery of the Units to the Exchange Agent, and which shall be in a form and have such other provisions as the Company may reasonably specify) and (ii) instructions for use in effecting the surrender of the Units in exchange for the Merger Consideration. Upon surrender of a Unit for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Unit shall be entitled to receive in exchange therefor the Merger Consideration, and any cash distributions to which such holder is entitled pursuant to Section 2.02(e)(ii) hereof, and the Unit so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Units which has not been registered in the transfer records of the Partnership, payment may be made to a person other than the person in whose name the Unit so surrendered is registered if such Unit shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall either pay any transfer or other taxes required by reason of such payment being made to a person other than the registered holder of such Unit or establish to the satisfaction of the Company that such tax or taxes have been paid or are not applicable.

          (d)    Shares Issued for GP Interest.    As soon as reasonably practicable after the Effective Time, and upon delivery by the General Partner of such documents as may reasonably be required by the Exchange Agent, the General Partner shall be entitled to receive the Merger Consideration to which it is entitled hereunder and any cash distributions to which it is entitled pursuant to Section 2.02(e)(ii) hereof.

          (e)    Record Dates; Cash Distributions.

              (i)  From the date of this Agreement, the Company and the Partnership shall cooperate to establish and maintain record and payment dates for regular dividends and cash distributions on their respective capital stock and Units and GP Interest, such that the record and payment dates, respectively, for each of the Company and the Partnership occur on the same calendar date.

             (ii)  Any cash distributions that are (A) declared by the Partnership with respect to Units prior to the Effective Time and (B) payable to Unit holders of record as of a date prior to the Effective Time, but which are not payable until a date after the Effective Time, shall be paid by the Company to the Unit holders of record on the applicable record date. Any cash distributions that are declared with respect to Units prior to the Effective Time, but which are payable to Unit holders of record as of a date after the Effective Time, will be canceled as a result of the Merger and will not be paid by the Company or the Partnership.

            (iii)  Any dividends or other distributions declared with respect to the Common Stock prior to the Effective Time, but which are payable to stockholders of record as of a date after the Effective Time, will be paid to all stockholders of record on the relevant record date, including the General Partner and former Unit holders who are stockholders of record on the applicable record date; provided, however, that no amount thereof will be paid to a former holder of Units until such time as such Units are surrendered pursuant to the terms hereof, subject to the effect of applicable abandoned property, escheat or similar laws.

          (f)    No Further Ownership Rights in Units and GP Interest.    All Merger Consideration paid to the General Partner and paid upon the surrender of Units in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.02(e)(ii) hereof) shall be deemed to have been paid in full satisfaction of all rights pertaining to the GP Interest and the Units, and there shall be no further registration of transfers on the transfer books of the Partnership of the Units which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Units are properly presented to the Company, they shall be canceled and exchanged as provided in this Article II.

          (g)    No Liability.    None of the Company, the Partnership, the General Partner, the Exchange Agent or any of their respective directors, officers, employees or agents shall be liable to any person in respect of any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. Any portion of the Merger Consideration delivered to the Exchange Agent pursuant to this Agreement that remains unclaimed for six months after the Effective Time shall be redelivered by the Exchange Agent to the Company, upon demand, and any Unit holders who have not theretofore complied with Section 2.02(c) shall thereafter look only to the Company for delivery of the Merger Consideration, subject to applicable abandoned property, escheat and other similar laws.

          (h)    Withholding Rights.    The Company or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any Unit holder such amounts as the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Company or the

  Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Unit holder.

          (i)    Lost Certificates.    If a certificate representing Units has been lost, stolen or destroyed, Merger Consideration will be paid out by the Exchange Agent to the holder thereof if such holder delivers to the Exchange Agent (i) a duly completed and executed letter of transmittal in the form described in paragraph (c) of this Section 2.02 and (ii) an affidavit of the holder as to the fact that such certificate has been lost, stolen or destroyed and, if required in the sole discretion of the Company, the posting by such holder of a bond in such reasonable amount as the Company may direct as indemnity against any claim that may be made against the Company or the Exchange Agent with respect to such certificate.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

        Section 3.01.    Representations and Warranties of the Partnership.    The Partnership represents and warrants to the Company as set forth below.

          (a)    Organization, Standing and Authority of the Partnership.    The Partnership is a limited partnership duly organized and validly existing under the laws of the State of Delaware and has the requisite power and authority to carry on its business as now being conducted. The Partnership is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its businesses or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on the businesses, properties, assets, financial conditions or results of operations of the Partnership (a "Partnership Material Adverse Effect").

        Each of the Partnerships' subsidiaries and operating partnerships are identified on Exhibit 21 of the Partnerships' Form 10-K for the fiscal year ended December 31, 2002 (the "Partnership Subsidiaries"). Each Partnership Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the corporate or partnership power to own, operate and lease its properties, and to carry on its business as now being conducted. Each of the Partnership Subsidiaries is qualified to conduct its business in all jurisdictions in which such qualification or authorization is required, except in those jurisdictions in which failure to be so qualified or licensed, individually or in the aggregate, would not have a Partnership Material Adverse Effect.

        All of the outstanding capital stock of, or other ownership interest in, the Partnership Subsidiaries is owned by the Partnership, free and clear of all claims, options, charges and encumbrances, and all of the outstanding shares of capital stock or other interests of the Partnership Subsidiaries are validly issued, fully paid and non-assessable.

          (b)    Partners.    The General Partner is America First Capital Source I L.L.C., a Delaware limited liability company which is the sole general partner of the Partnership. The sole limited partner of the Partnership is H/T Corp., a Delaware corporation ("H/T Corp.").

          (c)    Capital Structure.    There are issued and outstanding a total of 6,797,055 Units representing assignments of the limited partnership interest of H/T Corp. in the Partnership. On the date of this Agreement, except as set forth in this Section 3.01(c), no other Units were outstanding. All outstanding Units are validly issued, fully paid and nonassessable and are not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness (as defined in paragraph (j)(ii) below) of the Partnership having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which Unit holders may vote. There are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Partnership is a party or by which it is bound, obligating the Partnership to issue, deliver or sell, or cause to be issued, delivered or sold, additional Units, voting securities or other ownership interests of or obligating the Partnership to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding contractual obligations of the Partnership to repurchase, redeem or otherwise acquire any Units, voting securities or other ownership interests in the Partnership.

          (d)    Authority; Noncontravention; Consents.    The Partnership has the requisite power and authority to enter into this Agreement. The Partnership has the requisite power and authority, subject to approval of the Merger, this Agreement and any other transactions contemplated hereby by the requisite vote of the Unit holders (the "Unit holder Approval"), to consummate the Merger and other transactions contemplated by this Agreement to which the Partnership is a party. The execution and delivery of this Agreement by the Partnership and the consummation by the Partnership of the Merger and other transactions contemplated hereby to which the Partnership is a party have been duly authorized by all necessary action on the part of the Partnership, subject to the Unit holder Approval. This Agreement has been duly executed and delivered by the Partnership and constitutes a valid and binding obligation of the Partnership, enforceable against such entity in accordance with its terms. The execution and delivery of this Agreement by the Partnership does not, and the consummation of the Merger and other transactions contemplated hereby, and compliance by the Partnership with the provisions of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation to, or loss of a material benefit under, or result in the creation of any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever (a "Lien") upon any of the properties or assets of the Partnership under (i) the Partnership's Amended and Restated Agreement of Limited Partnership, dated December 31, 2000 (the "Partnership Agreement"), or the certificate of limited partnership of the Partnership, each as amended or supplemented to the date of this Agreement, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Partnership or its properties or assets other than those set forth in Schedule 3.01(d) hereof, for each of which the Partnership reasonably believes it can obtain all necessary waivers or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation (collectively, "Laws") applicable to the Partnership or its properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a Partnership Material Adverse Effect or (y) prevent the consummation of the Merger or other transactions contemplated hereby. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local government or any court, administrative authority or agency (a "Governmental Entity") is required by or with respect to the Partnership in connection with the execution and delivery of this Agreement by the Partnership or the consummation by the Partnership of the Merger and other transactions contemplated hereby and thereby, except for (i) the filing with the Securities and Exchange Commission ("SEC") of (x) a joint proxy statement/prospectus (the "Prospectus") relating to the approval by Unit holders and the Company's stockholders of the Merger, this Agreement and the other transactions contemplated by this Agreement and a registration statement relating to the issuance of the shares of Common Stock included as part of the Merger Consideration (the "Registration Statement") in which the Prospectus will be included and (y) such reports under Section 13(a) and Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as may be required in connection with this Agreement and the other transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger for the

  Merger with the Department of Assessments and Taxation of the State of Maryland and the Office of the Secretary of State of the State of Delaware and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not prevent or delay in any material respect the consummation of the Merger or any of the transactions contemplated by this Agreement or otherwise prevent the Partnership from performing its obligations under this Agreement in any material respect or have, individually or in the aggregate, a Partnership Material Adverse Effect. The Unit holders are not entitled under applicable law to appraisal, dissenters or similar rights as a result of the Merger.

          (e)    SEC Documents; Financial Statements; Undisclosed Liabilities.    The Partnership has filed all required reports, schedules, forms, statements and other documents required by it to be filed with the SEC (the "Partnership SEC Documents"). All of the Partnership SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Partnership SEC Documents. None of the Partnership SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later-filed Partnership SEC Documents. There is no unresolved violation, criticism or exception by any Governmental Entity of which the Partnership has received written notice with respect to such entity or statement which, if resolved in a manner unfavorable to the Partnership, could have a Partnership Material Adverse Effect. The financial statements of the Partnership included in the Partnership SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") (except, in the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Partnership as of the dates thereof and the results of operations and cash flows of the Partnership for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments). Except as permitted by Section 4.01 (for the purposes of this sentence, as if Section 4.01 had been in effect since December 31, 2002), the Partnership does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on, or reserved against in, a balance sheet of the Partnership or in the notes thereto that are not so reflected, or obligation to make any material investment (in the form of a loan, capital contribution or otherwise).

          (f)    Absence of Certain Changes or Events.    Except as disclosed in the Partnership SEC Documents, since the date of the most recent financial statements included in the Partnership SEC Documents and to the date of this Agreement, the Partnership has conducted its business only in the ordinary course and there has not been (i) any material adverse change in the business, financial condition or results of operations of the Partnership that has resulted or would result, individually or in the aggregate, in economic losses of $500,000 or more to the Partnership (a "Partnership Material Adverse Change"), nor has there been any occurrence or circumstance that with the passage of time would reasonably be expected to result in a Partnership Material Adverse Change, (ii) except for regular quarterly distributions not in excess of $0.18 per Unit, with customary record and payment date, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of the Units, (iii) any split, combination or reclassification of any of the Units or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, Units, except as would be permitted by Section 4.01, (iv) any damage, destruction or loss, whether or not covered by insurance, that has or would have a Partnership Material Adverse Effect or (v) any change in accounting methods, principles or practices by the Partnership materially affecting its assets, liabilities or business, except insofar as may have been disclosed in the Partnership SEC Documents or required by a change in GAAP.

          (g)    Litigation.    Except as disclosed in the Partnership SEC Documents and other than routine litigation arising from the ordinary course of operations of the Partnership which are covered by adequate insurance, there is no suit, action or proceeding pending or, to the knowledge of the Partnership, threatened against or affecting such entity that, individually or in the aggregate, could reasonably be expected to (i) have a Partnership Material Adverse Effect or (ii) prevent the consummation of the Merger or any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Partnership having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

          (h)    Brokers; Fees and Expenses.    Except for fees paid to Houlihan Lokey Howard & Zukin in its capacity as the Partnership Special Committee's financial advisor, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Partnership.

          (i)    Compliance With Laws.    Except as disclosed in the Partnership SEC Documents, the Partnership has not violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, including those relating to the construction, maintenance, use, leasing or operation of the Partnership Real Property, except for violations and failures to comply that would not, individually or in the aggregate, reasonably be expected to result in a Partnership Material Adverse Effect.

          (j)    Material Contracts; Debt Instruments.

              (i)  The Partnership is not in violation of or in default under, in any material respect (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under), any Partnership Material Contract, except for violations or defaults that would not, individually or in the aggregate, result in a Partnership Material Adverse Effect.

             (ii)  Except for any of the following expressly identified in the most recent financial statements contained in the Partnership SEC Documents and except as would be permitted by Section 4.01, there are no loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments outstanding evidencing Indebtedness (as defined below) pursuant to which the Partnership is indebted in an aggregate principal amount in excess of $2,000,000 per item or pursuant to which such Indebtedness may be incurred. For purposes of this Section 3.01(j)(ii) and Section 3.02(k)(ii), "Indebtedness" shall mean, with respect to any person, without duplication, (A) all indebtedness of such person for borrowed money, whether secured or unsecured, (B) all obligations of such person under conditional sale or other title retention agreements related to property purchased by such person, (C) all capitalized lease obligations of such person, (D) all obligations of such person under interest rate or currency hedging transactions (valued at the termination value thereof), (E) all guarantees of such person of any such indebtedness of any other person and (F) any agreements to provide any of the foregoing.

            (iii)  The Partnership and the Partnership Subsidiaries maintain, or are covered by, policies of casualty, liability and other types of insurance normally carried by companies engaged in the business carried on by the Partnership. All insurance policies under which the Partnership and the Partnership Subsidiaries are provided insurance coverage are in full force and effect and neither the Partnership nor any Partnership Subsidiary has received from any insurance company notice of any material defects or deficiencies affecting the insurability of the Partnership or any Partnership Subsidiary or any of their respective assets thereunder.

          (k)    Tangible Property and Assets.

              (i)  The Partnership has good and marketable fee simple title to those assets set forth in its most recent report filed with the SEC on Form 10-Q, including all of the Partnership Real Property, free and clear of all Liens other than (i) Liens created to secure liabilities described in the Partnership SEC Documents, (ii) any statutory lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent and (iii) any easement, restriction or minor imperfection of title or similar lien which individually or in the aggregate with other such liens does not materially impair the value of the property or asset subject to such lien or the use of such property or asset in the conduct of the business of the Partnership. There is no Partnership Real Property for which the Partnership does not hold a valid and enforceable owner's title insurance policy.

             (ii)  The Partnership has not received notice of, nor has any knowledge of, any plan or study of any Governmental Entity that would or could materially adversely affect the use of any of the Partnership Real Property for its intended uses, or result in any public improvements that will result in any material charge being levied against, or any material lien assessed upon, all or any portion of any Partnership Real Property.

            (iii)  To the best of the Partnership's knowledge, none of the Partnership Real Properties have been contaminated with or are under imminent threat of contamination by any substances which could presently or at any time in the future cause a material detriment to or materially impair the value or beneficial use of the Partnership Real Property, or constitute a health, safety or environmental hazard or require remediation at the behest of any Governmental Entity. The Partnership has not received any notice that the ownership, operation, use and condition of any of the Partnership Real Property is in violation of any federal, state or local law, ordinance or regulation relating to the protection of the environment and there are no proceedings or actions pending or threatened by any person or Governmental Entity regarding the environmental condition of any Partnership Real Property. On or before the Closing Date, the Partnership will have a phase 1 or phase 2 environmental report for each Partnership Real Property issued to the Partnership by a reputable environmental consulting and testing firm.

          (l)    Books and Records.

              (i)  The books of account and other financial records of the Partnership are in all material respects true, complete and correct, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Partnership SEC Documents.

             (ii)  The Partnership has made available to the Company true and correct copies of the Partnership Agreement and its certificate of limited partnership, as amended to date.

          (m)    Registration Statement.    The information furnished by the Partnership for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

          (n)    Vote Required.    The only vote of its security holders required for the Partnership to approve the Merger, this Agreement and the other transactions contemplated hereby (under applicable law or otherwise) is the affirmative vote of at least a majority of the outstanding Units.

          (o)    Not a Reportable Transaction.    Neither the Partnership, the General Partner nor America First knows or reasonably expects that the Merger will constitute a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4 with respect to the Company, the Partnership, any Company stockholder or any Unit holder.

          (p)    Taxes.

              (i)  The Partnership and each of the Partnership Subsidiaries (A) have timely filed all federal, state and foreign Tax Returns required to be filed by any of them for all Tax periods ending prior to the date of this Agreement, or requests for extensions have been timely filed and any such request has been granted and has not expired and all such Tax Returns are true, accurate and complete in all material respects, (B) have paid or accrued in accordance with GAAP all Taxes shown to be due and payable on such Tax Returns or which have become due and payable pursuant to any assessment, deficiency notice, 30-day letter or other notice received by it, unless such Taxes are being diligently contested in good faith by appropriate proceedings and (C) have properly accrued in accordance with GAAP all Taxes for such periods and periods subsequent to the periods covered by such returns. Neither the Partnership nor any of the Partnership Subsidiaries has received written notice that the federal, state or local Tax Returns of the Partnership or any of the Partnership Subsidiaries will be examined by any taxing authority or that any such examination is ongoing. Neither the Partnership nor any of the Partnership Subsidiaries has executed or filed with the IRS or any other Governmental Entity or taxing authority any agreement now in effect extending the period for assessment or collection of any income or other Taxes.

             (ii)  Neither the Partnership nor any of the Partnership Subsidiaries is a party to any pending action or proceeding by any Governmental Entity for assessment or collection of Taxes, no claim for assessment or collection of Taxes has been asserted against it. True, correct and complete copies of all federal, state and local income and other Tax Returns filed by the Partnership and the Partnership Subsidiaries have been delivered to the Company or made available to representatives of the Company. The Partnership is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement and is otherwise not liable for another person's Tax liabilities by contract, or otherwise.

            (iii)  The Partnership and each of the Partnership Subsidiaries that is organized as a partnership is a partnership reporting income under Subchapter K of the Code. None of the Partnership or such Partnership Subsidiaries has filed an election to be treated as an association taxable as a corporation for income tax purposes.

            (iv)  The Partnership and the Partnership Subsidiaries have used Tax accounting methods, practices and elections consistent in all material respects with past practices, and have not used any improper, invalid or inconsistent Tax method, practice or election that is material to the Partnership with respect to any period beginning prior to the date hereof.

             (v)  All material amounts required to be collected or withheld by the Partnership or the Partnership Subsidiaries with respect to Taxes have been duly collected or withheld and any such amounts that are required to be remitted to any Governmental Entity have been duly remitted. None of the Partnership or the Partnership Subsidiaries have agreed, and none of them is required, to include in income any material adjustment pursuant to Section 481(a) of the Code (or similar provisions of other laws) by reason of a change in a material Tax accounting method or otherwise. No claim has been made by any Governmental Entity in a jurisdiction in which the Partnership and the Partnership Subsidiaries do not file Tax Returns that any such person is or may be subject to taxation by that jurisdiction. None of the Partnership or the Partnership Subsidiaries will be required to include in income during a taxable period (or portion thereof) that ends after the Closing Date any income that economically accrued and was accounted for prior to the Closing Date by reason of the installment method of accounting or open transaction reporting or otherwise.

            (vi)  Neither the Partnership nor any of the Partnership Subsidiaries have incurred any material Tax liability other than Taxes incurred in the ordinary course of business.

        Section 3.02.    Representations and Warranties of the Company.    The Company represents and warrants to the Partnership as set forth below.

          (a)    Organization, Standing and Authority of the Company.    The Company is a corporation duly organized and validly existing under the laws of the State of Maryland and has the requisite power and authority to carry on its business as now being conducted. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its businesses or the ownership of its assets makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, would not have a material adverse effect on the businesses, properties, assets, financial conditions or results of operations of the Company (a "Company Material Adverse Effect"). Each of the Company's subsidiaries and operating partnerships are identified on Exhibit 21 of the Form 10-K of America First Apartment Investors, L.P. (the predecessor in interest to the Company) for the fiscal year ended December 31, 2002 (the "Company Subsidiaries"). Each of such Company Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the corporate or partnership power to own, operate and lease its properties, and to carry on its business as now being conducted. Each of the Company Subsidiaries is qualified to conduct its business in all jurisdictions in which such qualification or authorization is required, except in those jurisdictions in which the failure to be so qualified or licensed, individually or in the aggregate, would not have a Company Material Adverse Effect.

          All of the outstanding capital stock of, or other ownership interest in, the Company Subsidiaries is owned by the Company, free and clear of all claims, options, charges and encumbrances, and all of the outstanding shares of capital stock or other interests of the Company Subsidiaries are validly issued, fully paid and non-assessable.

          (b)    REIT Status.    The Company has been and is organized in conformity with the requirements for qualification as a REIT under the Code and its method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code and will continue to do so after the Merger.

          (c)    Capital Structure.    The authorized stock of the Company consists of 500,000,000 shares of capital stock, each having a par value of $.01 per share, and of which 375,000,000 shares are designated as Common Stock and 125,000,000 shares are designated as excess stock. As of the date of this Agreement, there are issued and outstanding a total of 5,073,905 shares of Common Stock and no shares of excess stock are issued and outstanding. No shares of the issued Common Stock of the Company are held in the treasury of the Company as of the date of this Agreement. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable and are not subject to preemptive rights. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the holders of Common Stock may vote. Other than outstanding options to acquire a total of 40,000 shares of Common Stock issued under the Company's 2002 Stock Option Plan (the "Plan"), there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company is a party or by which it is bound, obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Common Stock or other voting securities of the Company or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. The Company has reserved 750,000 shares of Common Stock for issuance under the Plan. There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of Common Stock.

          (d)    Merger Consideration.    All shares of Common Stock issued as part of Merger Consideration, upon the issuance thereof in accordance with the provisions of this Agreement, will be duly authorized and validly issued and fully paid and nonassessable shares of Common Stock and will have been issued in compliance with all applicable federal and state securities laws.

          (e)    Authority; Noncontravention; Consents.    The Company has the requisite corporate power and authority to enter into this Agreement. The Company has the requisite corporate power and authority, subject to approval of the Merger, this Agreement and any other transactions contemplated hereby by the requisite vote of its stockholders (the "Stockholder Approval"), to consummate the Merger and other transactions contemplated by this Agreement to which the Company is a party. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and other transactions contemplated hereby to which the Company is a party have been duly authorized by all necessary action on the part of the Company, subject to the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against such entity in accordance with its terms. The execution and delivery of this Agreement by the Company does not, and the consummation of the Merger and other transactions contemplated hereby, and compliance by the Company with the provisions of this Agreement will not, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation to, or loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company under (i) the Charter or Bylaws, each as amended or supplemented to the date of this Agreement, (ii) any loan or credit agreement, note, bond, mortgage, indenture, reciprocal easement agreement, lease or other agreement, instrument, permit, concession, franchise or license applicable to the Company or its properties or assets or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law applicable to the Company or its properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights or Liens that individually or in the aggregate would not (x) have a Company Material Adverse Effect or (y) prevent the consummation of the Merger or other transactions contemplated hereby. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger and other transactions contemplated hereby and thereby, except for (i) the filing with the SEC of (x) the Registration Statement and (y) such reports under Section 13(a) and Section 14 of the Exchange Act as may be required in connection with this Agreement and the other transactions contemplated by this Agreement, (ii) the filing of the Articles of Merger for the Merger with the Department of Assessments and Taxation of the State of Maryland and the Office of the Secretary of State of the State of Delaware and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not prevent or delay in any material respect the consummation of the Merger or any of the transactions contemplated by this Agreement or otherwise prevent the Company from performing its obligations under this Agreement in any material respect or have, individually or in the aggregate, a Company Material Adverse Effect. The stockholders of the

  Company are not entitled under applicable law to appraisal, dissenters or similar rights as a result of the Merger.

          (f)    SEC Documents; Financial Statements; Undisclosed Liabilities.    The Company has filed all required reports, schedules, forms, statements and other documents required by it to be filed with the SEC (the "Company SEC Documents"). All of the Company SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Company SEC Documents. None of the Company SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later-filed Company SEC Documents. There is no unresolved violation, criticism or exception by any Governmental Entity of which the Company has received written notice with respect to such entity or statement which, if resolved in a manner unfavorable to the Company, could have a Company Material Adverse Effect. The financial statements of the Company included in the Company SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Company as of the dates thereof and the results of operations and cash flows of the Company for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments). Except as permitted by Section 4.01 (for the purposes of this sentence, as if Section 4.01 had been in effect since December 31, 2002), the Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on, or reserved against in, a balance sheet of the Company that are not so reflected, or obligation to make any material investment (in the form of a loan, capital contribution or otherwise).

          (g)    Absence of Certain Changes or Events.    Except as disclosed in the Company SEC Documents, since the date of the most recent financial statements included in the Company SEC Documents and to the date of this Agreement, the Company has conducted its business only in the ordinary course and there has not been (i) any material adverse change in the business, financial condition or results of operations of the Company that has resulted or would result, individually or in the aggregate, in economic losses of $500,000 or more to the Company (a "Company Material Adverse Change"), nor has there been any occurrence or circumstance that with the passage of time would reasonably be expected to result in a Company Material Adverse Change, (ii) except for regular quarterly distributions not in excess of $0.25 per share of Common Stock, with customary record and payment date, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any share of Common Stock, (iii) any split, combination or reclassification of any share of Common Stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, or giving the right to acquire by exchange or exercise, Common Stock, except under the Plan or as would be permitted by Section 4.01, (iv) any damage, destruction or loss, whether or not covered by insurance, that has or would have a Company Material Adverse Effect or (v) any change in accounting methods, principles or practices by the Company materially affecting its assets, liabilities or business, except insofar as may have been disclosed in the Company SEC Documents or required by a change in GAAP.

          (h)    Litigation.    Except as disclosed in the Company SEC Documents and other than routine litigation arising from the ordinary course of operations of the Company which are covered by adequate insurance, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against or affecting such entity that, individually or in the aggregate, could reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent the consummation of the Merger or any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company having, or which, insofar as reasonably can be foreseen, in the future would have, any such effect.

          (i)    Brokers; Fees and Expenses.    Except for fees paid to Friedman, Billings, Ramsey & Co., Inc., in its capacity as the Company Special Committee's financial advisor, no broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company.

          (j)    Compliance With Laws.    Except as disclosed in the Company SEC Documents, the Company has not violated or failed to comply with any statute, law, ordinance, regulation, rule, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, including those relating to the construction, maintenance, use, leasing or operation of the Company Real Property, except for violations and failures to comply that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

          (k)    Material Contracts; Debt Instruments.

              (i)  The Company is not in violation of or in default under, in any material respect (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under), any Company Material Contract, except for violations or defaults that would not, individually or in the aggregate, result in a Company Material Adverse Effect.

             (ii)  Except for any of the following expressly identified in the most recent financial statements contained in the Company SEC Documents and except as would be permitted by Section 4.01, there are no loan or credit agreements, notes, bonds, mortgages, indentures and other agreements and instruments outstanding evidencing Indebtedness pursuant to which the Company is indebted in an aggregate principal amount in excess of $2,000,000 per item or pursuant to which such Indebtedness may be incurred.

            (iii)  The Company and the Company Subsidiaries maintain, or are covered by, policies of casualty, liability and other types of insurance normally carried by companies engaged in the business carried on by the Company. All insurance policies under which the Company and the Company Subsidiaries are provided insurance coverage are in full force and effect and neither the Company nor any Company Subsidiary has received from any insurance company notice of any material defects or deficiencies affecting the insurability of the Company or any Company Subsidiary or any of their respective assets thereunder.

          (l)    Tangible Property and Assets.

              (i)  The Company has good and marketable fee simple title to those assets set forth in its most recent report filed with the SEC on Form 10-Q, including all of the Company Real Property, free and clear of all Liens other than (i) Liens created to secure liabilities described in the Company SEC Documents, (ii) any statutory lien arising in the ordinary course of business by operation of law with respect to a liability that is not yet due or delinquent and (iii) any easement, restriction or minor imperfection of title or similar lien which individually or in the aggregate with other such liens does not materially impair the value of the property or asset subject to such lien or the use of such property or asset in the conduct of the business of the Company. There is no Company Real Property for which the Company does not hold a valid and enforceable owner's title insurance policy.

             (ii)  The Company has not received notice of, nor has any knowledge of, any plan or study of any Governmental Entity that would or could materially adversely affect the use of any of the Company Real Property for its intended uses, or result in any public improvements that will result in any material charge being levied against, or any material lien assessed upon, all or any portion of any Company Real Property.

            (iii)  To the best of the Company's knowledge, none of the Company Real Properties have been contaminated with or are under imminent threat of contamination by any substances which could presently or at any time in the future cause a material detriment to or materially impair the value or beneficial use of the Company Real Property, or constitute a health, safety or environmental hazard or require remediation at the behest of any Governmental Entity. The Company has not received any notice that the ownership, operation, use and condition of any of the Company Real Property is in violation of any federal, state or local law, ordinance or regulation relating to the protection of the environment and there are no proceedings or actions pending or threatened by any person or Governmental Entity regarding the environmental condition of any Company Real Property. On or before the Closing Date, the Company will have a phase 1 or phase 2 environmental report for each Company Real Property issued to the Company by a reputable environmental consulting and testing firm.

          (m)    Books and Records.

              (i)  The books of account and other financial records of the Company are in all material respects true, complete and correct, have been maintained in accordance with good business practices, and are accurately reflected in all material respects in the financial statements included in the Company SEC Documents.

             (ii)  The Company has made available to the Partnership true and correct copies of the Charter and the Bylaws, as amended to date.

          (n)    Registration Statement.    The information furnished by the Company for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

          (o)    Vote Required.    The only vote of its security holders required for the Company to approve the Merger, this Agreement and the other transactions contemplated hereby (under applicable law or otherwise) is the affirmative vote of at least a majority of the outstanding shares of Common Stock.

          (p)    Not a Reportable Transaction.    The Company does not know or reasonably expect that the Merger will constitute a "reportable transaction" within the meaning of Treasury Regulations Section 1.6011-4 with respect to the Company, the Partnership, any Company stockholder or any Unit holder.

          (q)    Taxes.

              (i)  The Company and each of the Company Subsidiaries (A) have timely filed all federal, state and foreign Tax Returns required to be filed by any of them for all Tax periods ending prior to the date of this Agreement, or requests for extensions have been timely filed and any such request has been granted and has not expired and all such Tax Returns are true, accurate and complete in all material respects, (B) have paid or accrued in accordance with

    GAAP all Taxes shown to be due and payable on such Tax Returns or which have become due and payable pursuant to any assessment, deficiency notice, 30-day letter or other notice received by it, unless such Taxes are being diligently contested in good faith by appropriate proceedings and (C) have properly accrued in accordance with GAAP all Taxes for such periods and periods subsequent to the periods covered by such returns. Neither the Company nor any of the Company Subsidiaries has received written notice that the federal, state or local Tax Returns of the Company or any of the Company Subsidiaries will be examined by any taxing authority or that any such examination is ongoing. Neither the Company nor any of the Company Subsidiaries has executed or filed with the IRS or any other Governmental Entity or taxing authority any agreement now in effect extending the period for assessment or collection of any income or other Taxes.

             (ii)  Neither the Company nor any of the Company Subsidiaries is a party to any pending action or proceeding by any Governmental Entity for assessment or collection of Taxes, no claim for assessment or collection of Taxes has been asserted against it. True, correct and complete copies of all federal, state and local income and other Tax Returns filed by the Company and the Company Subsidiaries have been delivered to the Company or made available to representatives of the Company. The Company is not a party to, or bound by, any Tax indemnity, Tax sharing or Tax allocation agreement and is otherwise not liable for another person's Tax liabilities by contract, or otherwise.

            (iii)  The Company and the Company Subsidiaries have used Tax accounting methods, practices and elections consistent in all material respects with past practices, and have not used any improper, invalid or inconsistent Tax method, practice or election that is material to the Company with respect to any period beginning prior to the date hereof.

            (iv)  All material amounts required to be collected or withheld by the Company or the Company Subsidiaries with respect to Taxes have been duly collected or withheld and any such amounts that are required to be remitted to any Governmental Entity have been duly remitted. None of the Company or the Company Subsidiaries have agreed, and none of them is required, to include in income any material adjustment pursuant to Section 481(a) of the Code (or similar provisions of other laws) by reason of a change in a material Tax accounting method or otherwise. No claim has been made by any Governmental Entity in a jurisdiction in which the Company and the Company Subsidiaries do not file Tax Returns that any such person is or may be subject to taxation by that jurisdiction. None of the Company or the Company Subsidiaries will be required to include in income during a taxable period (or portion thereof) that ends after the Closing Date any income that economically accrued and was accounted for prior to the Closing Date by reason of the installment method of accounting or open transaction reporting or otherwise.

             (v)  Neither the Company nor any of the Company Subsidiaries have incurred any material Tax liability other than Taxes incurred in the ordinary course of business.

ARTICLE IV

COVENANTS

        Section 4.01.    Conduct of Business by the Partnership and the Company.    During the period from the date of this Agreement to the Effective Time, the Partnership and the Company shall each carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, goodwill, ongoing businesses and status as a partnership or a REIT within the meaning of the Code, as the case may be. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as otherwise contemplated by this Agreement, neither the Partnership nor the Company shall (and shall not authorize or commit or agree to):

          (a)   split, combine or reclassify the Units (or other partnership interests) or shares of Common Stock (as the case may be) or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution therefor or (ii) purchase, redeem or otherwise acquire any Units, partnership interests or Common Stock (as the case may be);

          (b)   issue, deliver or sell, or grant any option or other right, in respect of any Units, partnership interests or Common Stock (as the case may be), any other voting or redeemable securities or any securities convertible into, or any rights, warrants or options to acquire, any such voting securities or convertible or redeemable securities, except that (i) the Partnership and the Company may each sell any security it owns representing equity in the other and (ii) the Company may issue options under the Plan in amounts reasonably consistent with the purposes of the Plan;

          (c)   amend the Partnership Agreement, the Partnership's certificate of limited partnership, the Company's Charter, the Company's Bylaws or the Advisory Agreement, or permit their respective subsidiaries or operating partnerships to amend their organizational documents, as the case may be;

          (d)   merge or consolidate with, or permit any of their respective subsidiaries or operating partnerships to merge or consolidate with, any Person other than with any operating partnership or similar entity which holds record title to real property in which the Partnership or the Company, as the case may be, has invested;

          (e)   make, or permit their respective subsidiaries and operating partnerships to make, any tax election unless required by law or necessary to preserve the Partnership's status as a partnership or the Company's status as a REIT for income tax purposes;

          (f)    change, or permit their respective subsidiaries and operating partnerships to change, in any material manner any of its methods, principles or practices of accounting, except as may be required by the SEC, applicable law or GAAP, or (ii) make or rescind any express or deemed election relating to tax matters;

          (g)   enter into any material agreement, contract or arrangement, or materially amend any material agreement, contract or arrangement without the consent the other party; or

          (h)   pay, or permit any of their respective subsidiaries or operating partnerships to pay, any cash distribution or dividends except for regular distributions or dividends at such times and in such amounts as are consistent with its existing practices.

        Section 4.02.    Other Actions.    Neither the Partnership nor the Company shall take any action that would result in (i) any of their respective representations and warranties (without giving effect to any "knowledge" qualification) set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties (without giving effect to any "knowledge" qualification) that are not so qualified becoming untrue in any material respect or (iii) any of the conditions to the Merger set forth in Article V not being satisfied, except as set forth in Section 7.01.

        Section 4.03.    Preparation of the Registration Statement and the Prospectus.

          (a)   As soon as practicable following the date of this Agreement, the Company and the Partnership shall prepare and file with the SEC a preliminary Registration Statement, including the Prospectus, in form and substance satisfactory to both of them. The Company and the Partnership will cooperate and use their best efforts to (i) respond to any comments of the SEC and (ii) have the Registration Statement declared effective under the Securities Act and the rules and regulations promulgated thereunder as promptly as practicable after such filing and to keep the

  Registration Statement effective as long as is necessary to consummate the Merger. The Company and the Partnership shall use their respective best efforts to mail the Prospectus to the holders of Common Stock and Units as promptly as practicable after the Registration Statement is declared effective. Each party will notify the other promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statement or Prospectus or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives and the SEC with respect to the Registration Statement or Prospectus. The Registration Statement and Prospectus shall comply in all material respects with all applicable requirements of Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statement or Prospectus, the parties agree to notify the other promptly of such occurrences and cooperate in filing with the SEC and/or mailing to the holders of Common Stock and Units such amendment or supplement in a form reasonably acceptable to the Partnership and the Company.

          (b)   The Partnership covenants that the Prospectus shall include (i) a determination of the General Partner to the effect that the Merger and this Agreement are fair to, and in the best interests of, the Unit holders and (ii) the recommendation of the General Partner in favor of the Merger and this Agreement, in each case made upon the recommendation of a majority of the members of the Partnership Special Committee; provided, however, that the recommendation of the General Partner may not be included or may be withdrawn, modified or amended if the General Partner (with the concurrence of a majority of the Partnership Special Committee) approves or recommends a Superior Competing Transaction (as defined below) or enters into an agreement with respect to such Superior Competing Transaction and the General Partner (with the concurrence of a majority of the Partnership Special Committee) determines in good faith that it is in compliance with Article VI hereof.

          (c)   The Company covenants that the Prospectus shall include (i) a determination of its Board of Directors to the effect that the Merger and this Agreement are fair to, and in the best interests of, its stockholders and (ii) the recommendation of the Board of Directors in favor of the Merger and this Agreement, in each case made upon the recommendation of a majority of the members of the Company Special Committee; provided, however, that the recommendation of the Company's Board of Directors may not be included or may be withdrawn, modified or amended if the Board of Directors (with the concurrence of a majority of the Company Special Committee) approves or recommends a Superior Competing Transaction (as defined in Article VI) or enters into an agreement with respect to such Superior Competing Transaction and the Board of Directors (with the concurrence of a majority of the Company Special Committee) determines in good faith that it is in compliance with Article VI hereof.

        Section 4.04.    Best Efforts; Notification.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, the Company and the Partnership each agree to use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities, the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval, waiver or exemption from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, waivers or exemption from nongovernmental third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger, this Agreement or the consummation of the Merger and the other transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided, however, that neither the Company nor the Partnership shall be obligated to take any action pursuant to the foregoing if the taking of such action or the obtaining of any waiver, consent, approval or exemption is reasonably likely to result in the imposition of a condition or restriction of the type referred to in paragraph (h) of Article V.

          (b)   The Company and the Partnership shall give prompt notice to the other if (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Company or the Partnership, as the case may be, or the conditions to the obligations of the parties under this Agreement.

        Section 4.05.    No Solicitation of Transactions.    Subject to Article VI, during the period from the date of this Agreement to the earlier of the Effective Time and the date of termination of this Agreement pursuant to Section 7.01, neither the Company nor the Partnership shall, directly or indirectly, through any officer, director, partner, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other representative, initiate or solicit (including by way of furnishing nonpublic information or assistance) any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as defined below), or authorize or permit any of its officers, directors, partners, employees or agents, attorneys, investment bankers, financial advisors, accountants, brokers, finders or other representatives retained by it to take any such action. The Company and the Partnership each agree to notify the other in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which it or any such officer, director, partner, employee, agent, investment banker, financial advisor, attorney, accountant, broker, finder or other representative may receive relating to any of such matters, and if such inquiry or proposal is in writing, the Company or the Partnership, as the case may be, shall deliver to the other a copy of such inquiry or proposal. For purposes of this Agreement, "Competing Transaction" shall mean any of the following (other than the Merger and the other transactions contemplated by this Agreement): (i) any merger, consolidation, share exchange, business combination or similar transaction involving the Company or the Partnership; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 30% or more of the assets of the Company or the Partnership in a single transaction or series of related transactions, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets; (iii) any tender offer or exchange offer for 30% or more of the outstanding shares of the Company's Common Stock or the Partnership's Units or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcements of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

        Section 4.06.    Public Announcements.    The Partnership and the Company will consult with each other before issuing, and provide the other parties the opportunity to review and comment upon, any press release or other public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, by court process or by obligations pursuant to any listing agreement with any national securities exchange. Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, stockholder or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure; provided, however, that such disclosure may not be made to the extent reasonably necessary to comply with any applicable federal or state securities laws; and provided, further, that for this purpose, (i) the "tax treatment" of a transaction means the purported or claimed federal income tax treatment of the transaction, and (ii) the "tax structure" of a transaction means any fact that may be relevant to understanding the purported or claimed federal income tax treatment of the transaction.

        Section 4.07.    Listing of Common Stock.    The Company will promptly prepare and submit to the Nasdaq a listing application covering the Common Stock issuable in the Merger. Prior to the Effective Time, the Company shall use its best efforts to have the Nasdaq approve for listing, upon official notice of issuance, the Common Stock to be issued in the Merger.

        Section 4.08.    Indemnification.

          (a)   The Partnership and, from and after the Effective Time, the Company shall indemnify, defend and hold harmless each person who is now or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer, employee, member of the Board of Managers or agent of America First (whether or not acting in its capacity as general partner of the General Partner) or any affiliate thereof (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement of, with the approval of the indemnifying party (which approval shall not be unreasonably withheld), or otherwise in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person acted on behalf of the General Partner at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time ("Partnership Indemnified Liabilities"), including all Partnership Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the Merger, in each case to the full extent a Partnership is permitted under its Partnership Agreement to indemnify its own partners or the Company is permitted under Maryland law to indemnify such persons, as the case may be (and the Partnership or the Company, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law, subject to the limitations set forth in Section 4.08(c) below).

          (b)   Any Indemnified Parties proposing to assert the right to be indemnified under this Section 4.08 shall, promptly after receipt of notice of commencement of any action against such Indemnified Parties in respect of which a claim is to be made under this Section 4.08 against the Partnership and/or the Company (collectively, the "Indemnifying Parties"), notify the Indemnifying Parties of the commencement of such action, enclosing a copy of all papers served. If any such action is brought against any of the Indemnified Parties and such Indemnified Parties notify the Indemnifying Parties of its commencement, the Indemnifying Parties will be entitled to participate in and, to the extent that they elect by delivering written notice to such Indemnified Parties promptly after receiving notice of the commencement of the action from the Indemnified Parties, to assume the defense of the action and after notice from the Indemnifying Parties to the Indemnified Parties of their election to assume the defense, the Indemnifying Parties will not be liable to the Indemnified Parties for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the Indemnified Parties in connection with the defense. If the Indemnifying Parties assume the defense, the Indemnifying Parties shall have the right to settle such action without the consent of the Indemnified Parties; provided, however, that the Indemnifying Parties shall be required to obtain such consent (which consent shall not be unreasonably withheld) if the settlement includes any admission of wrongdoing on the part of the Indemnified Parties or any decree or restriction on the Indemnified Parties or their partners, officers or directors; provided, further, that no Indemnifying Parties, in the defense of any such action shall, except with the consent of the Indemnified Parties (which consent shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Parties of a release from all liability with respect to such action. The Indemnified Parties will have the right to employ their own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such Indemnified Parties unless (i) the employment of counsel by the Indemnified Parties has been authorized in writing by the Indemnifying Parties, (ii) the Indemnified Parties have reasonably concluded (based on advice of counsel) that there may be legal defenses available to them that are different from or in addition to those available to the Indemnifying Parties, (iii) a conflict or potential conflict exists (based on advice of counsel to the Indemnified Parties) between the Indemnified Parties and the Indemnifying Parties (in which case the Indemnifying Parties will not have the right to direct the defense of such action on behalf of the Indemnified Parties) or (iv) the Indemnifying Parties have not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the Indemnifying Parties.

          (c)   It is understood that the Indemnifying Parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such Indemnified Parties unless (i) the employment of more than one counsel has been authorized in writing by the Indemnifying Parties, (ii) any of the Indemnified Parties have reasonably concluded (based on advice of counsel) that there may be legal defenses available to them that are different from or in addition to those available to other Indemnified Parties or (iii) a conflict or potential conflict exists (based on advice of counsel to the Indemnified Parties) between any of the Indemnified Parties and the other Indemnified Parties, in each case of which the Indemnifying Parties shall be obligated to pay the reasonable fees and expenses of such additional counsel or counsels.

          (d)   The Indemnifying Parties will not be liable for any settlement of any action or claim effected without their written consent (which consent shall not be unreasonably withheld).

          (e)   The provisions of this Section 4.08 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and personal representatives and shall be binding on all successors and assigns of the Partnership and the Company.

ARTICLE V

CONDITIONS PRECEDENT

        The respective obligation of each party to effect the Merger and to consummate the other transactions contemplated by this Agreement to occur on the Closing Date is subject to the representations and warranties of the other party being accurate and complete as of the date hereof and as of the Closing Date, the other party having fulfilled all of its duties, covenants and other obligations hereunder as of the Closing Date and the satisfaction or waiver on or prior to the Effective Time of the following conditions:

          (a)    Approval of Unit Holders.    The Merger has been approved by the holders of not less than a majority of the issued and outstanding Units as of the record date established in connection with the solicitation of Unit holder consent.

          (b)    Approval of Stockholders.    The Merger has been approved by the holders of not less than a majority of the issued and outstanding shares of Common Stock as of the record date established in connection with the solicitation of stockholder consent.

          (c)    Listing of Common Stock.    The Nasdaq shall have approved for listing the Common Stock to be issued in the Merger (subject only to official notice of issuance thereof), and such approval shall remain in effect at the Effective Time.

          (d)    Absence of Certain Conditions.    The absence at the Effective Time of (i) any suspension of trading of, or limitation on prices for, securities generally on the Nasdaq, (ii) a declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or (iii) in the case of any of the foregoing existing on the date of the Prospectus, any material acceleration or worsening thereof.

          (e)    Registration Statement/Blue Sky.    The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order and any necessary state securities laws or "blue sky" permits and authorizations have been obtained.

          (f)    Consents and Approvals.    All consents and approvals from third parties necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement shall have been received, other than such consents and approvals from third parties, which, if not obtained, would not result, individually or in the aggregate, in a Company Material Adverse Effect or a Partnership Material Adverse Effect.

          (g)    Antitrust.    Any necessary filings have been made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any applicable waiting period shall have expired.

          (h)    No Injunctions or Restraints.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect.

          (i)    Opinion Related to Partnership Status of the Partnership.    The Company shall have received an opinion dated as of the Closing Date of Kutak Rock LLP, subject to certificates, letters and assumptions, reasonably satisfactory to the Company, that the Partnership is a partnership and not a corporation or an association taxable as a corporation, for federal income tax purposes.

          (j)    Opinion Related to REIT Status of the Company.    The Partnership shall have received an opinion dated as of the Closing Date of Kutak Rock LLP, subject to certificates, letters and assumptions, reasonably satisfactory to the Partnership that following the Merger (after giving effect thereto), the Company's proposed method of operation will enable it to meet the requirements for qualification and taxation as a REIT under the Code.

          (k)    Investment Company Act Opinion.    The Partnership shall have received an opinion dated as of the Closing Date of Kutak Rock LLP, subject to certificates, letters and assumptions, reasonably satisfactory to the Partnership, to the effect that the Company is not, and after giving effect to the Merger will not be, an "investment company" or an entity "controlled" by an "investment company," as such terms are defined in the Investment Company Act of 1940, as amended.

          (l)    Absence of Material Adverse Effects.    There shall be no event or any matter brought to the attention of the Company Special Committee or the Partnership Special Committee that, in the sole judgment of either of them, materially affects, whether adversely or otherwise, the Partnership, the Company or the Merger.

          (m)    Partnership Representations and Warranties.    Representations and warranties of the Partnership set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such inaccuracies (without giving effect to any limitation as to materiality or material adverse effect or change set forth in such representations and warranties) that, individually and in the aggregate would not have and have not had a Partnership Material Adverse Effect. The Company shall have received a certificate signed on behalf of the Partnership by the General Partner to such effect.

          (n)    Company Representations and Warranties.    Representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except for such inaccuracies (without giving effect to any limitations as to materiality or material adverse effect or change set forth in such representations or warranties) that, individually and in the aggregate, would not have or have not had a Company Material Adverse Effect. The Partnership shall have received a certificate signed on behalf of the Company by the Company's President to such effect.

          (o)    Advisory Agreement.    The Company and America First Apartment Advisory Corporation shall have entered into the Advisory Agreement in the form set forth in Exhibit A hereto and the Advisory Agreement shall be in full force and effect.

ARTICLE VI

FIDUCIARY ACTIONS

        Notwithstanding Section 4.05 or any other provision of this Agreement to the contrary, to the extent required by the fiduciary obligations of the Company's Board of Directors or of the General Partner, as determined in good faith based on the advice of outside counsel, the Board of Directors (with the concurrence of a majority of the Company Special Committee) or the General Partner (with the concurrence of a majority of the Partnership Special Committee), as the case may be, may:

          (a)   disclose to the Company's stockholders or the Partnership's Unit holders, as the case may be, any information required to be disclosed under applicable law;

          (b)   in response to an unsolicited request therefor, participate in discussions or negotiations with, or furnish information with respect to the Company or the Partnership, as the case may be, pursuant to a customary confidentiality agreement (as determined by its outside counsel) to, any person in connection with a Competing Transaction proposed by such person; and

          (c)   approve or recommend (and in connection therewith withdraw or modify its approval or recommendation of the Merger or this Agreement) a Superior Competing Transaction (as defined below) or enter into an agreement with respect to such Superior Competing Transaction. For purposes of this Agreement, "Superior Competing Transaction" means a bona fide proposal of a Competing Transaction made by a third party which the Company Special Committee or the Partnership Special Committee, as the case may be, determines in good faith to be more favorable to Company's stockholders or the Partnership's Unit holders, as the case may be, than the Merger.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

        Section 7.01.    Termination.    This Agreement may be terminated at any time prior to the Effective Date whether before or after Unit holder Approval and/or Stockholder Approval has been obtained:

          (a)   by mutual written consent of the General Partner (with the concurrence of not less than a majority of the Partnership Special Committee) and the Company (with the concurrence of not less than a majority of the Company Special Committee);

          (b)   by the Partnership, upon a breach of any covenant or agreement of the Company set forth in this Agreement; provided, however, that the right to cause a termination of this Agreement under this Section 7.01(b) shall not be available to the Partnership if it has breached its representations or warranties or has breached in any material respects any of its covenants or agreements hereunder and such breach has not been cured or waived;

          (c)   by the Company, upon a breach of any covenant or agreement of the Partnership set forth in this Agreement; provided, however, that the right to cause a termination of this Agreement under this Section 7.01(c) shall not be available to the Company if it has breached its representations or warranties or has breached in any material respects any of its covenants or agreements hereunder and such breach has not been cured or waived;

          (d)   by either party, if the Merger shall not have been consummated before June 30, 2004;

          (e)   by the Partnership, if Unit holder Approval shall not have been obtained on or prior to May 31, 2004;

          (f)    by the Company, if Stockholder Approval shall not have been obtained on or prior to May 31, 2004;

          (g)   by the Partnership, if, (i) prior to obtaining Unit holder Approval, the General Partner (with the concurrence of a majority of the Partnership Special Committee), acting in compliance with the provisions of Article VI of this Agreement, changes its recommendation with respect to, or withdraws or modifies its approval of, the Merger or this Agreement and (ii) it pays the Company a Termination Fee; or

          (h)   by the Company, if, (ii) prior to obtaining Stockholder Approval, the Company's Board of Directors (with the concurrence of a majority of the Company Special Committee), acting in compliance with the provisions of Article VI of this Agreement, changes its recommendation with respect to, or withdraws or modifies its approval of, the Merger or this Agreement and (ii) it pays the Partnership a Termination Fee.

        Section 7.02.    Expenses.    Except as otherwise specified in this Section 7.02 or agreed to in writing by the parties, the Company and the Partnership shall each pay their own costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby. If, however, the Merger is consummated, the Company shall pay the entire amount of the expenses referred to in this Section 7.02, including without limitation the fees and expenses of the Special Committees. The obligation to pay expenses pursuant to this Section 7.02 shall be limited to expenses associated with the consummation of the Merger and shall not extend to any personal expenditure of any Company stockholder, Partnership Unit holder or another person.

        Section 7.03.    Effect of Termination.    In the event of termination of this Agreement by the Company or the Partnership as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of either party, other than Sections 7.02 and this Section 7.03, and except to the extent that such termination results from a willful breach by a party of any of its representations, warranties, covenants or agreements set forth in this Agreement.

        Section 7.04.    Amendment; Waiver.    This Agreement may be amended or modified, or compliance with any of the provisions of this Agreement may be waived, by the General Partner (with the concurrence of a majority of the Partnership Special Committee) acting on behalf of the Partnership and the Company (with the concurrence of a majority of the Company Special Committee) in writing by appropriate instrument executed at any time before or after any Stockholder Approval or Unit holder Approval is obtained and prior to the Effective Date; provided, however, that after either Stockholder Approval or Unit holder Approval is obtained, no such amendment or modification or shall be made, or no waiver granted, which alters the amount or changes the form of the consideration to be delivered to Unit holders or alters or changes any of the terms or conditions of this Agreement if such alteration or change would (i) in the reasonable judgment of the Company Special Committee, adversely affect the holders of the Company's Common Stock unless the holders of a majority of the issued and outstanding shares of the Company's Common Stock consent to such amendment, modification or supplement, or (ii) in the reasonable judgment of the Partnership Special Committee, adversely affect the Unit holders unless the holders of a majority of the issued and outstanding Units consent to such amendment, modification or supplement.

ARTICLE VIII

GENERAL PROVISIONS

        Section 8.01.    Nonsurvival of Representations and Warranties.    None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

        Section 8.02.    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

if to the Partnership, to:	America First Companies L.L.C. 1004 Farnam Street Omaha, NE 68102 Attn: Lisa Y. Roskens Fax: (402) 345-8966
With a copy to:	Richard B. Salomon Salans 620 Fifth Avenue New York, NY 10020 Fax: (212) 307-3315

if to the Company, to:	America First Apartment Investors, Inc. 25th Floor 101 East 52nd Street New York, NY 10022 Attn: John H. Cassidy Fax: (402) 345-8966
With a copy to:	David Hefflinger McGrath North Mullin & Kratz, PC LLO Suite 3700 First National Tower 1601 Dodge Street Omaha, NE 68102 Fax: (402) 341-0216
In each case, with a copy to:	Kutak Rock LLP 1650 Farnam Street Omaha, NE 68102 Attn: Steven P. Amen Fax: (402) 346-1148

        Section 8.03.    Interpretation.    When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

        Section 8.04.    Execution in Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        Section 8.05.    Entire Agreement; No Third-party Beneficiaries.    This Agreement and the other agreements entered into in connection with the Merger (a) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except for the provisions of Article II and Section 4.08, are not intended to confer upon any person other than the parties hereto any rights or remedies.

        Section 8.06.    Governing Law.    THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICT OF LAWS THEREOF.

        Section 8.07.    Limitation on Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of law or otherwise by any party hereto without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

        Section 8.08.    Enforcement.    The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Nebraska or in any Nebraska state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of Nebraska or any Nebraska state court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

ARTICLE IX

CERTAIN DEFINITIONS

        For purposes of this Agreement:

        "Advisory Agreement" means the Second Amended and Restated Advisory Agreement, by and between it and America First Apartment Advisory Corporation in the form attached hereto as Exhibit A.

        "Agreement" means this Agreement and Plan of Merger, as it may be amended from time to time.

        "America First" means America First Companies L.L.C., a Delaware limited liability company which is the sole voting member of the General Partner.

        "Articles of Merger" means the articles of merger, certificate of merger or other appropriate documents for the merger of the Partnership with and into the Company executed and filed in accordance with the MGCL and the DRULPA.

        "Bylaws" means the Bylaws of the Company, as in effect as of the relevant time.

        "Charter" means the Articles of Incorporation of the Company, as in effect as of the relevant time.

        "Closing Date" has the meaning set for in Section 1.02 hereof.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Common Stock" means the Company's common stock, par value $0.01 per share.

        "Company" means America First Apartment Investors, Inc., a Maryland corporation.

        "Company Material Adverse Change" or "Partnership Material Adverse Change" has the meaning set forth in Sections 3.01(f) and 3.02(g), respectively.

        "Company Material Adverse Effect" or "Partnership Material Adverse Effect" has the meaning set forth in Sections 3.01(a) and 3.02(a), respectively

        "Company Material Contract" means any of the following to which the Company or any of the Company Subsidiaries is a party or by which any Company Real Properties are bound:

            (i)  all contracts providing for the leasing or management of one or more of the Company Real Properties,

           (ii)  all notes and other evidence of Indebtedness,

          (iii)  all contracts between or among the Company or any of the Company Subsidiaries on the one hand and any of their equity owners or affiliates on the other hand, and

          (iv)  all other contracts that involve an annual payment or potential annual payment by the Company or any of the Company Subsidiaries of more than $25,000 or aggregate payments in excess of $100,000, except for such contracts that may be cancelable without penalty upon not more than 30 days notice.

        "Company Real Property" means each of the multifamily apartment complexes plus the office/warehouse facility known as The Exchange at Palm Bay owned by the Company on the date of this Agreement and, if the context so requires, on the Closing Date.

        "Company Special Committee" means the committee of the Board of Directors of the Company, consisting entirely of directors who qualify as "independent" as defined in Rule 4200(14) of the Rules of the Nasdaq and who are financially disinterested in the Merger, which has been appointed to review the fairness of the terms of the Merger with respect to the stockholders of the Company.

        "Competing Transaction" has the meaning set forth in Section 4.05 hereof.

        "DRULPA" means the Delaware Revised Uniform Limited Partnership Act.

        "Effective Date" means the date on which the Merger becomes effective with the Department of Assessments and Taxation of the State of Maryland and the Office of the Secretary of State of the State of Delaware.

        "Effective Time" means the time on the Effective Date specified in the Articles of Merger at which the Merger becomes effective.

        "Exchange Agent" means the bank, trust company or other qualified agent appointed by the Company to act as its agent for the exchange of the Merger Consideration upon surrender of Units or cancellation of uncertificated Units, as the case may be.

        "GAAP" means accounting principles generally accepted in the United States of America.

        "General Partner" means America First Capital Source I L.L.C., the general partner of the Partnership.

        "Governmental Entity" means any federal, state or local government or any court, administrative authority or agency.

        "GP Interest" means the partnership interest of the General Partner in the Partnership.

        "H/T Corp." means H/T Corp., a Delaware corporation which is the sole limited partner of the Partnership.

        "Indemnified Parties" and "Indemnifying Parties" each has the meaning set forth in Section 4.08 hereof.

        "Law" means any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Partnership or the Company, as the case may be, or to their respective properties or assets.

        "Lien" means any pledge, claim, lien, charge, encumbrance or security interest of any kind or nature whatsoever upon any of the properties or assets of the Company or the Partnership, as the case may be.

        "Merger" means the merger of the Partnership with and into the Company on the terms and conditions set forth in this Agreement.

        "Merger Consideration" has the meaning set forth in Section 2.01(a) hereof.

        "MGCL" means the Maryland General Corporation Law.

        "Nasdaq" means the Nasdaq stock market.

        "Partnership" means America First Real Estate Investment Partners, L.P., a Delaware limited partnership.

        "Partnership Agreement" means the Partnership's Amended and Restated Agreement of Limited Partnership, dated December 31, 2000.

        "Partnership Indemnified Liabilities" has the meaning set forth in Section 4.08 hereof.

        "Partnership Material Contract" means any of the following to which the Partnership or any of the Partnership Subsidiaries is a party or by which any Partnership Real Properties are bound:

            (i)  all contracts providing for the leasing or management of one or more of the Partnership Real Properties,

           (ii)  all notes and other evidence of Indebtedness,

          (iii)  all contracts between or among the Partnership or any of the Partnership Subsidiaries on the one hand and any of their equity owners or affiliates on the other hand, and

          (iv)  all other contracts that involve an annual payment or potential annual payment by the Partnership or any of the Partnership Subsidiaries of more than $25,000 or aggregate payments in excess of $100,000, except for such contracts that may be cancelable without penalty upon not more than 30 days notice.

        "Partnership Real Property" means each of the multifamily apartment complexes owned by the Partnership on the date of this Agreement and, if the context so requires, on the Closing Date.

        "Partnership Special Committee" means the committee of the Board of Managers of America First, consisting entirely of managers who qualify as "independent" as defined in Rule 4200(14) of the Rules of the Nasdaq and who are financially disinterested in the Merger, which has been appointed to review the fairness of the terms of the Merger with respect to the Unit holders.

        "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

        "Plan" means the Company's 2002 Stock Option Plan.

        "Prospectus" means the joint proxy statement/prospectus to be delivered to the Partnership's Unit holders and the Company's stockholders for purposes of soliciting their respective approval of the Merger, this Agreement and the other transactions contemplated by this Agreement and the issuance of the Merger Consideration to the Unit holders.

        "Registration Statement" means the registration statement, on Form S-4 or other applicable form, filed by the Company under the Securities Act and by the Company and the Partnership under the Exchange Act in connection with the registration of the Common Stock constituting the Merger Consideration and the filing of the proxy/consent solicitation statements of the Company and the Partnership, which includes the Prospectus.

        "REIT" means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

        "SEC" means the United States Securities and Exchange Commission.

        "Stockholder Approval" or "Unit holder Approval" means the approval of the Merger, this Agreement and any other transactions contemplated hereby by the requisite vote of the Company's stockholders under the MGCL or the Partnership's Unit holders under the DRULPA, as the case may be.

        "Superior Competing Transaction" has the meaning set forth in Article VI hereof.

        "Tax" or "Taxes" shall mean all taxes, charges, fees levies, duties or other like assessments, including, without limitation, income, gross receipts, capital, excise, stamp, property, land transfer, sales, use, value added, goods and services, ad valorem, documentary, license, payroll, withholding, social security, employment insurance premiums, unemployment compensation, franchise, windfall profit, severance, alternative or add-on minimum, estimated, business occupation, transfer and recording taxes, fees and other taxes and like charges, imposed by the United States, or any state or local authority, government or subdivision or agency thereof whether computed on a consolidated, unitary, combined, separate or any other basis; and such term shall include any and all interest, penalties and additions to tax, as well as taxes of any person (1) under Treas. Reg. Sec. 1.1502-6 (or any similar provision of state or local law) or (2) as a result of transferee or successor liability, by contract or otherwise.

        "Tax Return" shall mean any report, return, declaration, statement, claim for refund, amended return, election, disclosure, estimate, or other information required by law to be filed with a Governmental Entity in connection with Taxes, including where permitted or required, combined, consolidated or unitary returns for any group of entities, and including any amendments, exhibits or schedules thereto.

        "Termination Fee" means (i) the fee payable by the Partnership to the Company in the event the Partnership exercises its right to terminate this Agreement pursuant to Section 7.01(g) hereof in an amount equal to 2.5% of the value of the Merger Consideration plus the actual out-of-pocket expenses incurred by the Company in connection with the Merger through the date of such termination or (ii) the fee payable by the Company to the Partnership in the event the Company exercises its right to terminate this Agreement pursuant to Section 7.01(h) hereof in an amount equal to 2.5% of the value of the Merger Consideration plus the actual out-of-pocket expenses incurred by the Partnership in connection with the Merger through the date of such termination, as the case may be. For purposes of calculating the amount of any Termination Fee payable hereunder, the value of the Merger Consideration shall be equal to the aggregate value of 5,430,778 shares of the Company's Common Stock determine by reference to the closing sale price thereof as reported on the Nasdaq on the date this Agreement is terminated under Section 7.01(g) or (h) hereof, plus $2,677,627 representing the total cash portion of the Merger Consideration.

        "Unit" or "Units" means limited partnership interest in the Partnership held by H/T Corp. and assigned to the Unit holders pursuant to the provisions of the Partnership Agreement.

        IN WITNESS WHEREOF, the Company and the Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMERICA FIRST APARTMENT INVESTORS, INC.
By	/s/ JOHN H. CASSIDY John H. Cassidy, President and Chief Executive Officer
AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.
By America First Capital Source I, L.L.C., its general partner
By America First Companies L.L.C., its sole member
By	/s/ LISA Y. ROSKENS Lisa Y. Roskens, President and Chief Executive Officer

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this "Amendment") is entered into as of February 10, 2004 by and among AMERICA FIRST APARTMENT INVESTORS, INC., a Maryland corporation (the "Company"), and AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P., a Delaware limited partnership (the "Partnership").

W I T N E S S E T H :

        WHEREAS, the Company and the Partnership entered into an Agreement and Plan of Merger, dated November 25, 2003 (the "Merger Agreement"), which provided, among other things, that the Partnership would merge with an into the Company and that persons holding Units representing assigned limited partnership interests in the Partnership would receive shares of the Company's common stock and cash, except that Unit holders who would be entitled to fewer than 100 shares of the Company's common stock would receive all of their merger consideration in the form of cash; and

        WHEREAS, the Board of Directors of the Company has subsequently determined that the cost to the Company of cashing out the small Unit holders as provided in the Merger Agreement would require substantially more cash than originally estimated and, therefore, has decided (with the concurrence of the Company Special Committee) would like to eliminate the cash out component of the Merger Agreement; and

        WHEREAS, the Board of Managers of America First Companies L.L.C. (with the concurrence of the Partnership Special Committee) has agreed to amend the Merger Agreement to eliminate the cash out component of the Merger Agreement; and

        WHEREAS, the Company and the Partnership intend that all other terms and conditions of the Merger Agreement remain in force as originally agreed to by the parties;

        NOW THEREFORE, the Company and the Partnership, intending to be legally bound, hereby agree as follows:

        Section 1  Amendment to Merger Agreement.    Section 2.01(a) of the Merger Agreement is amended to read in its entirety as follows:

        At the Effective Time, each issued and outstanding Unit shall be converted into the right to receive from the Company 0.7910 fully paid and nonassessable shares of Common Stock plus a cash payment of $0.39, and the partnership interest of the General Partner in the Partnership (the "GP Interest") will be converted into 54,308 fully paid and nonassessable shares of Common Stock plus a cash payment of $26,776.00. At the Effective Time, all Units and the GP Interest shall no longer be outstanding and shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and the General Partner and each holder of a certificate representing Units shall cease to have any rights with respect thereto, except the right to receive, in accordance with Section 2.02(c), certificates representing the shares of Common Stock and the cash payments required to be delivered under this Section 2.01 (the "Merger Consideration") and any dividends or other distributions to which the General Partner or such Unit holder is entitled pursuant to Section 2.02(e)(ii), in each case without interest and less any required withholding taxes.

        Section 2.  No Other Changes.    All other provisions of the Merger Agreement will remain in full force and effect as originally set forth therein.

        IN WITNESS WHEREOF, the Company and the Partnership have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

AMERICA FIRST APARTMENT INVESTORS, INC.
By	/s/ JOHN H. CASSIDY John H. Cassidy, President and Chief Executive Officer
AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.
By America First Capital Source I, L.L.C., its general partner
By America First Companies L.L.C., its sole member
By:	/s/ LISA Y. ROSKENS Lisa Y. Roskens President and Chief Executive Officer

APPENDIX B

FORM OF SECOND AMENDED AND RESTATED
ADVISORY AGREEMENT

SECOND AMENDED AND RESTATED
ADVISORY AGREEMENT

        THIS SECOND AMENDED AND RESTATED ADVISORY AGREEMENT (this "Agreement") is entered into as of                        , 2004, by and between AMERICA FIRST APARTMENT INVESTORS, INC., a Maryland corporation (the "Company"), and AMERICA FIRST APARTMENT ADVISORY CORPORATION, a Maryland corporation (the "Advisor").

W I T N E S S E T H:

        WHEREAS, the Company operates as a real estate investment trust (a "REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"); and

        WHEREAS, the Company, directly or through its Subsidiaries, invests in multifamily apartment complexes, mortgage-backed securities and other real estate related investments meeting the investment criteria established from time to time by its Board of Directors; and

        WHEREAS, the Company has retained the Advisor to manage the operations and investments of the Company and its Subsidiaries and to perform administrative services for the Company and its Subsidiaries, in the manner and on the terms set forth in the First Amended and Restated Advisory Agreement between the Company and the Advisor, dated October 21, 2003, (the "First Amended Agreement"); and

        WHEREAS, on the date hereof the Company will consummate a merger of America First Real Estate Investment Partners, L.P., a Delaware limited partnership which invests in real estate assets similar to those of the Company ("AFREZ"), with and into the Company; and

        WHEREAS, as a result of the foregoing, the Company (acting with the concurrence of each of its Independent Directors) and the Advisor believe that it is necessary and appropriate to further amend and restate the terms of the First Amended Agreement as set forth in this Agreement which shall supercede the First Amended Agreement in its entirety;

        NOW, THEREFORE, in consideration of the mutual agreements herein set forth, the parties hereto agree as follows:

        Section 1.    Definitions.    Capitalized terms used herein shall have the respective meanings assigned them in this Section 1:

          (a)   "Affiliate" means, with respect to either party hereto, (i) any person who directly or indirectly controls or is controlled by or is under common control with the specified party, (ii) any person who is (or has the power to designate) an officer of, general partner in or trustee of, or serves (or has the power to designate a person to serve) in a similar capacity with respect to, the specified party, and (iii) any person who, directly or indirectly, is the beneficial owner of 10% or more of any class of equity securities of the specified party.

          (b)   "AFREZ Property Value" means the value of the real property and securities which (i) were held by AFREZ on the date on which the merger of AFREZ and the Company becomes effective and (ii) continue to be held by the Company, determined in the manner provided in the Amended and Restated Agreement of Limited Partnership of AFREZ, dated December 31, 2000, for purposes of calculating the administrative fee payable to the general partner of AFREZ under section 5.05(b) of such Agreement of Limited Partnership.

          (c)   "Agreement" means this First Amended and Restated Advisory Agreement between the Company and the Advisor, as amended from time to time.

          (d)   "Board of Directors" means the board of directors of the Company.

          (e)   "Foreclosed Bonds" means any one or more of the tax-exempt housing bonds which were originally issued by various state or local authorities to America First Tax Exempt Mortgage Fund 2 Limited Partnership (the predecessor to the Prior Partnership) in order to provide construction and permanent financing for seven multifamily housing properties that the Prior Partnership acquired through foreclosure or deed in lieu of foreclosure.

          (f)    "GAAP" means accounting principles generally accepted in the United States of America.

          (g)   "Governing Instruments" means the articles of incorporation and bylaws, in the case of a corporation, the limited liability company agreement, in the case of a limited liability company and the partnership agreement, in the case of a partnership, as such instruments may be amended from time to time.

          (h)   "Independent Directors" means those members of the Board of Directors who are neither executive officers of the Company nor executive officers or directors of the Advisor and who otherwise qualify as independent directors under the rules of the stock exchange on which the common stock of the Company is listed.

          (i)    "Investment Assets" means Real Estate Assets, Mezzanine Investments, Mortgage-backed Securities and other real estate related investments meeting the investment criteria established from time to time by the Company's Board of Directors.

          (j)    "MBS Gross Asset Value" means the outstanding principal balance, in U.S. dollars of the Mortgage-backed Securities held by the Company determined quarterly on a marked-to-market basis.

          (k)   "Mezzanine Investments" means investments in the form of subordinate mortgage loans, preferred equity or similar arrangements consistent with the underwriting or acquisition criteria established by the Company from time to time made by the Company to unaffiliated owners of multifamily apartment properties.

          (l)    "Mortgage-backed Securities" means mortgage-backed securities meeting the investment criteria established by the Company from time to time which have been acquired by the Company.

          (m)  "NAREIT Index Rate" means the composite dividend yield, expressed in terms of an annual percentage rate, as reported by the National Association of Real Estate Investment Trusts for equity REITs which invest in residential apartment properties.

          (n)   "Prior Partnership" means America First Apartment Investors, L.P., a Delaware limited partnership which merged with and into the Company as of the date of this Agreement.

          (o)   "Qualified REIT Subsidiary" means a corporation, 100% of the stock of which is held by the Company at all times during the existence of the corporation, consistent with the definition of Qualified REIT Subsidiary in Section 856(i)(2) of the Code.

          (p)   "Real Estate Assets" means multifamily apartment complexes and other real property meeting the investment criteria established by the Company from time to time which is owned in fee, directly or indirectly, by the Company

          (q)   "Subsidiary" shall mean any corporation, whether now existing or in the future established, of which the Company, directly or indirectly, owns more than 50% of the outstanding voting securities of any class or classes, or any business trust, partnership or similar noncorporate form in which the Company, directly or indirectly, owns more than 50% of the beneficial interests.

          (r)   "Taxable REIT Subsidiary" means a corporation, the stock of which is held by the Company, consistent with the definition of Taxable REIT Subsidiary in Section 856(l) of the Code.

        Section 2.    General Duties of the Advisor.    Subject to the supervision of the Board of Directors, the Advisor shall provide services to the Company, and to the extent directed by the Board of Directors, shall provide similar services to any Subsidiary of the Company as follows:

          (a)   administer the day-to-day operations of the Company and its Subsidiaries and perform or supervise the performance of such administrative functions necessary in the management of the Company and its Subsidiaries as may be agreed upon by the Advisor and the Board of Directors, including, without limitation, collection of revenues and payment of expenses, debts and obligations and maintenance of appropriate computer services to provide such administrative functions;

          (b)   serve as the Company's consultant with respect to formulation of investment criteria and preparation of policy guidelines by the Board of Directors;

          (c)   act as the authorized agent of the Company in connection with the identification, evaluation, purchase, financing, operation and disposition of Investment Assets and, as such, the officers and designated employees of the Advisor will have the authority to execute documents in connection therewith on behalf of the Company;

          (d)   furnish reports and statistical and economic research to the Company regarding the investments, activities and results of operations of the Company and its Subsidiaries and the services performed for the Company and its Subsidiaries by the Advisor;

          (e)   monitor and provide to the Board of Directors on an on-going basis information and other data regarding national and local real estate markets in which the Company or its Subsidiaries maintain or expect to acquire Investment Assets;

          (f)    communicate on behalf of the Company with the holders of equity and debt securities of the Company as required to satisfy the continuous reporting and other requirements of any governmental or regulatory bodies or agencies and maintain effective relations with such holders of the Company's securities;

          (g)   to the extent not otherwise subject to an agreement executed by the Company, designate one or more property managers for the Company's Real Estate Assets, which managers may be Affiliates of the Advisor, and monitor and administer such managers;

          (h)   counsel the Company in connection with policy decisions to be made by the Board of Directors;

          (i)    upon request by, and in accordance with the directions of, the Board of Directors, invest or reinvest any money of the Company;

          (j)    engage in hedging activities on behalf of the Company or any of its Subsidiaries consistent with the Company's qualification as a REIT and any other directions of the Board of Directors;

          (k)   provide the executive and administrative personnel and services required in rendering the foregoing services to the Company and its Subsidiaries;

          (l)    supervise compliance with REIT provisions of the Code and maintain exemption from the Investment Company Act of 1940, as amended;

          (m)  qualify and cause the Company to qualify to do business in all applicable jurisdictions;

          (n)   cause the Company to retain qualified legal counsel, independent public accountants, tax experts and other professionals;

          (o)   comply with and use its best efforts to cause the Company to comply with all applicable laws; and

          (p)   as approved and directed by the Board of Directors, perform such other services as may be required from time to time for management and other activities relating to the assets of the Company and its Subsidiaries as the Advisor shall deem appropriate under the particular circumstances.

        Section 3.    Additional Activities of the Advisor.    Nothing herein shall prevent the Advisor or any of its Affiliates from engaging in other businesses or from rendering services of any kind to any other person or entity, including investment in or advisory service to other entities investing in any type of real estate investment, including investments which meet the principal investment objectives of the Company and its Subsidiaries. Directors, officers, employees and agents of the Advisor or its Affiliates may serve as directors, officers, employees, agents, nominees or signatories for the Company or any of its Subsidiaries, to the extent permitted by the Company's Governing Instruments, or by any resolutions duly adopted by the Board of Directors. When executing documents or otherwise acting in such capacities for the Company, such persons shall use their respective titles in the Company.

        Section 4.    Bank Accounts.    At the direction of the Board of Directors, the Advisor may establish and maintain one or more bank accounts in the name of the Company or any of its Subsidiaries, and may collect and deposit funds into any such account or accounts, and disburse funds from any such account or accounts, under such terms and conditions as the Board of Directors may approve; and the Advisor shall from time to time render appropriate accounting of such collections and payments to the Board of Directors and, upon request, to the auditors of the Company or any of its Subsidiaries.

        Section 5.    Records; Confidentiality.    The Advisor shall maintain appropriate books of account and records relating to services performed hereunder, and such books of account and records shall be accessible for inspection by representatives of the Company or any of its Subsidiaries at any time during normal business hours. The Advisor shall keep confidential any and all information it obtains from time to time in connection with the services it renders under this Agreement and shall not disclose any portion thereof to nonaffiliated third parties except with the prior written consent of the Company or any of its Subsidiaries.

        Section 6.    Obligations of the Advisor.

          (a)   The Advisor shall establish and maintain a committee consisting of persons who are qualified to evaluate investments in real estate and the financing thereof (the "Investment Committee") which shall be responsible for the establishment of investment guidelines and criteria relating to the acquisition and disposition of Investment Assets on behalf of the Company. All acquisitions and dispositions of Real Estate Assets and Mezzanine Investments by the Company must be reviewed and approved in advance by the Investment Committee.

          (b)   The Advisor shall require each seller or transferor of Real Estate Assets to the Company, and each property owner in which the Company makes a Mezzanine Investment, to make such representations and warranties regarding such Real Estate Assets or the real estate or other assets securing such Mezzanine Investment, as may, in the judgment of the Advisor, be necessary and appropriate. In addition, the Advisor shall take such other action as it deems necessary or appropriate with regard to the protection of the Company's Real Estate Assets and other Investment Assets.

          (c)   The Advisor shall refrain from any action which, in its sole judgment made in good faith, would adversely affect the status of the Company as a REIT or, if applicable, any of its Subsidiaries as either a Qualified REIT Subsidiary, Taxable REIT Subsidiary or a partnership for federal income tax purposes or which, in its sole judgment made in good faith, would violate any law, rule or regulation of any governmental or regulatory body or agency having jurisdiction over the Company or any such Subsidiary or which would otherwise not be permitted by the Company's or any such Subsidiary's Governing Instruments. If the Advisor is ordered to take any such action by the Board of Directors, the Advisor shall promptly notify the Board of Directors of the Advisor's judgment that such action would adversely affect the status of the Company or any of its Subsidiaries under the Code or violate any such law, rule or regulation or the Governing Instruments. Notwithstanding the foregoing, the Advisor, its directors, officers, stockholders and employees shall not be liable to the Company, any Subsidiary of the Company, the Independent Directors or the Company's or any Subsidiary's stockholders for any act or omission by the Advisor, its directors, officers, stockholders or employees except as provided in Section 10 of this Agreement.

        Section 7.    Compensation of the Advisor.    The Company shall pay to the Advisor, for ongoing advisory services rendered under this Agreement:

          (a)   an Administrative Fee in an amount equal to 0.55% per annum of the sum of (A) the original principal amount of the Foreclosed Bonds (even if such Foreclosed Bonds are subsequently reissued in different principal amounts), (B) the gross purchase price of any other Real Estate Assets acquired by the Company or its predecessors, (C) the aggregate outstanding principal balance of the Mezzanine Investments on the payment date for the Administrative Fee and (D) the AFREZ Property Value on the payment date for the Administrative Fee. Such Administrative Fee will be payable in arrears on a monthly basis.

          (b)   An MBS Administrative Fee at an annual rate equal to 0.25% of the MBS Gross Asset Value. The MBS Administrative Fee will accrue daily and be payable monthly in arrears.

          (c)   An MBS Incentive Fee equal to 20% of the amount by which (i)(A) the total revenues realized by the Company from its Mortgage-backed Securities during each calendar month less (B) the total interest payments made by the Company during such calendar month on borrowings incurred to finance the acquisition of Mortgage-backed Securities exceeds (ii)(A) the average dollar amount of the Company's shareholders' equity invested in Mortgage-backed Securities during such month times (B) the then current NAREIT Index Rate on the payment date for the MBS Incentive Fee. The MBS Incentive Fee will be payable in arrears on a monthly basis.

          (d)   a Property Acquisition Fee in connection with the identification, evaluation and acquisition of (i) Real Estate Assets (other than the multifamily properties that had originally been financed by the Foreclosed Bonds or which are include in the assets acquired from AFREZ) and the financing thereof, including through the reissuance of Foreclosed Bonds, and (ii) the underwriting and making of Mezzanine Investments, which shall be in an amount equal to 1.25% of the gross purchase price paid by the Company for such additional Real Estate Assets or the original principal amount of such Mezzanine Investments. The Property Acquisition Fee with respect to an acquisition of a Real Estate Asset or making of a Mezzanine Investment will be payable at the time of the closing of the acquisition of such Real Estate Asset or making of such Mezzanine Investment by the Company.

          (e)   The Company may pay an Affiliate of the Advisor a reasonable property management fee in connection with the management of the Company's Real Estate Assets. The property management fee paid with respect to any Real Estate Asset may not exceed the fees that would be charged for such management services by independent parties in the same geographic location.

          (f)    If loans are made to the Company by an Affiliate of the Advisor, the maximum amount of interest that may be charged by such Affiliate shall be the lesser of the interest rate (i) which would be charged by an unaffiliated lender to the Company or (ii) which the Advisor or its Affiliates paid to obtain the funds to make the loan to the Company.

        Section 8.    Reimbursement of Expenses Incurred by the Advisor.

          (a)   The Company will reimburse the Advisor and its Affiliates on a monthly basis for the actual out-of-pocket costs of direct telephone and travel expenses incurred by them on Company business, direct out-of-pocket fees, expenses and charges paid by them to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing and public relations services, expenses of preparing and distributing reports to the Company's stockholders, an allocable portion of the salaries and fringe benefits of the employees of the Advisor or its Affiliates (including the officers of the Advisor except as set forth in paragraph (c) below), insurance premiums (including premiums for liability insurance which will cover the Company, the Advisor and their respective Affiliates), the cost of compliance with all state and federal regulatory requirements, any stock exchange or NASDAQ listing fees for the Company's securities, and charges and other payments to third parties for services rendered to the Company.

          (b)   Expenses incurred by the Advisor on behalf of the Company shall be reimbursed monthly to the Advisor within 30 days after the end of each month. The Advisor shall prepare a statement documenting the expenses incurred by the Advisor on behalf of the Company during each month, and shall deliver such statement to the Company within 15 days after the end of each month.

          (c)   The Company will not reimburse the Advisor or its Affiliates for any items of general overhead, including, but not limited to, rent, utilities or the use of computers, office equipment or other capital items owned by the Advisor or its Affiliates. In addition, the Company will not reimburse the Advisor or its Affiliates for the salaries, fringe benefits or travel expenses of the officers of the Advisor who are also executive officers of America First Companies L.L.C., the principal owner of the Advisor or for any compensation paid to the Board of Managers of America First Companies L.L.C.

          (d)   If, as a result of a review by the Company's independent accountants of expense reimbursement paid to the Advisor under this Section 8, an adjustment thereto is recommended by such independent accounts, then the Advisor shall credit any excess reimbursement against any future reimbursements to be paid under this Section 8 or, if such excess reimbursement is made after the termination of this Agreement, refund such excess reimbursement to the Company.

          (e)   The Company and its Subsidiaries shall be responsible for the payment of all of their own expenses.

        Section 9.    Monitoring Services.    The Advisor will monitor the management of the Company's Real Estate Assets. Such monitoring will include, but not be limited to, the following activities: serving as the Company's consultant with respect to the on-site management of Real Estate Assets; performing periodic on-site inspections of Real Estate Assets, review and approval of annual operating budgets for Real Estate Assets, review and approval of capital improvements for Real Estate Assets, collection of information and submission of reports pertaining to the Real Estate Assets and to moneys remitted to the Advisor or the Company by property managers; periodic review and evaluation of the performance of each Real Estate Asset; acting as a liaison between property managers and the Company and working with property managers to the extent necessary to improve their performance; review of and recommendations as to placement of insurance coverage, handling of insurable losses, easement problems and condemnation, delinquency and foreclosure procedures with regard to the Real Estate Assets; and review of property manager's reports on the Real Estate Assets. The Advisor may enter into subcontracts with other parties, including its Affiliates, to provide any such services for the Advisor. The Advisor will perform similar services with respect to real properties securing Mezzanine Investments to the extent requested by the Company.

        Section 10.    Limits of Advisor Responsibility.

          (a)   The Advisor assumes no responsibility under this Agreement other than to render the services called for hereunder in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Advisor, including as set forth in Section 6(c) of this Agreement. The Advisor and its directors, officers, stockholders and employees will not be liable to the Company, any of its Subsidiaries, the Independent Directors or the stockholders of the Company or its Subsidiaries for any acts or omissions by the Advisor, its directors, officers, stockholders or employees under or in connection with this Agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties. The Company or its Subsidiaries shall reimburse, indemnify and hold harmless the Advisor and its stockholders, directors, officers and employees from and against any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including, without limitation, reasonable attorneys' fees) in respect of or arising from any acts or omissions of the Advisor or its stockholders, directors, officers and employees made in good faith in the performance of the Advisor's duties under this Agreement and not constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties.

          (b)   The Advisor shall reimburse, indemnify and hold harmless the Company, any of its Subsidiaries, or any of their stockholders, directors, officers and employees from any and all expenses, losses, damages, liabilities, demands, charges and claims (including, without limitation, reasonable attorneys' fees) arising out of any intentional misstatements of fact made by the Advisor in connection with this Agreement and the services to be rendered hereunder.

        Section 11.    Relationship of the Parties.    The Advisor shall for all purposes be an independent contractor with respect to the Company and the services provided to the Company hereunder. The Company and the Advisor are not partners or joint venturers with each other and nothing herein shall be construed to make them partners or joint venturers or impose any liability as such on either of them.

        Section 12.    Term.    This Agreement shall commence on the date hereof shall continue in force through December 31, 2006, which is a period of five years from the effective date of the initially Advisory Agreement between the Company and the Advisor. This Agreement will be automatically extended for additional one-year terms unless either the Company or the Advisor elects not to renew this Agreement and notifies the other party in writing thereof not less than 60 days prior to the end of the term of this Agreement or any extension thereof. Any decision by the Company not to renew this Agreement shall be made by a majority of the Independent Directors of the Company.

        Section 13.    Termination by the Company for Cause.    At the option of the Company, this Agreement or any extension hereof shall be and become terminated upon 60 days' written notice of termination from the Board of Directors to the Advisor if any of the following events shall occur:

          (a)   if the Advisor shall materially breach any provision of this Agreement and, after notice of such breach, shall not cure such breach within 30 days; or

          (b)   there is entered an order for relief or similar decree or order with respect to the Advisor by a court having competent jurisdiction in an involuntary case under the federal bankruptcy laws as now or hereafter constituted or under any applicable federal or state bankruptcy, insolvency or other similar laws; or the Advisor (i) ceases or admits in writing its inability to pay its debts as they become due and payable, or makes a general assignment for the benefit of, or enters into any composition or arrangement with, creditors, (ii) applies for or consents (by admission of material allegations of a petition or otherwise) to the appointment of a receiver, trustee, assignee, custodian, liquidator or sequestrator (or other similar official) for itself or for any substantial part of its assets or authorizes such an application or consent, (iii) authorizes or files a voluntary petition in bankruptcy, or applies for or consents (by admission of material allegations of a petition or otherwise) to the application of any bankruptcy, reorganization, arrangement, readjustment of debt, insolvency, dissolution, liquidation or other similar law of any jurisdiction, or authorizes such application or consent, or (iv) permits or suffers all or any substantial part of its assets to be sequestered or attached by court order and the order remains undismissed for 30 days; or proceedings seeking the appointment of a receiver, trustee, assignee, custodian, liquidator or sequestrator (or other similar official) for the Advisor or for any substantial part of its assets are commenced without authorization, consent or application against the Advisor and continue undismissed for 30 days; or proceedings to sequester or attach all or any substantial part of the Advisor's assets are instituted against the Advisor without authorization, consent and application and are approved as properly instituted and remain undismissed for 30 days or result in adjudication of bankruptcy or insolvency.

If any of the events specified in this Section 13 shall occur, the Advisor shall give prompt written notice thereof to the Board of Directors upon the happening of such event.

        Section 14.    Termination Without Cause.    Either party may terminate this Agreement without cause upon 60 days' prior written notice by, (i) in the case of termination by the Company, a majority vote of the Independent Directors or by a vote of the holders of a majority of the outstanding shares of the Company's common stock, and (ii) in the case of termination by the Advisor, by a majority vote of the Board of Directors of the Advisor. In the event this Agreement is terminated by the Company without cause, or in the event this Agreement is not renewed by the Company without cause, the Company, in addition to its obligations under Section 16, shall pay the Advisor a termination or nonrenewal fee equal to the appraised present value of the amount of Administrative Fees that would have been earned under this Agreement through December 31, 2016. In making this calculation, the appraiser shall give due consideration to the record of the growth in the Company's Investment Assets through the date of termination or non-renewal. Such appraisal shall be conducted by an independent nationally-recognized appraisal firm mutually agreed upon by the Independent Directors (on behalf of the Company) and the Advisor and the costs of such appraisal shall be borne equally by the parties. If the parties are unable to agree upon such appraisal firm within 30 days following notice of termination or, in the event of nonrenewal, the termination date, then the Independent Directors (on behalf of the Company) and the Advisor shall as soon as reasonably practicable, but in no event more than 45 days following notice of termination or, in the event of nonrenewal, the termination date, each choose a nationally-recognized independent appraisal firm to conduct an appraisal. In such event, (i) the termination fee shall be deemed to be the average of the appraisals as conducted by each party' s chosen appraiser and (ii) each party shall pay the costs of its appraiser so chosen. Any appraisal conducted hereunder shall be performed no later than 45 days following selection of the appraiser or appraisers.

        Section 15.    Assignments.

          (a)   Except as set forth in Section 15(b) of this Agreement, this Agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Advisor, unless such assignment is consented to in writing by the Company with the approval of a majority of the Independent Directors. Any such assignment shall bind the assignee hereunder in the same manner as the Advisor is bound. In addition, the assignee shall execute and deliver to the Company a joinder agreement to this Agreement naming such assignee as Advisor. This Agreement shall not be assigned by the Company without the prior written consent of the Advisor, except in the case of assignment by the Company to a REIT or other organization which is a successor (by merger, consolidation or purchase of assets) to the Company, in which case such successor organization shall be bound hereunder and by the terms of such assignment in the same manner as the Company is bound hereunder.

          (b)   Notwithstanding any provision of this Agreement, the Advisor may subcontract and assign any or all of its responsibilities as provided under Section 9 of this Agreement, and the Company hereby consents to any such assignment and subcontracting.

        Section 16.    Action Upon Termination.    From and after the effective date of termination of this Agreement, pursuant to Sections 13, 14 or 15 of this Agreement, the Advisor shall not be entitled to compensation for further services hereunder, but shall be paid all compensation accruing to the date of termination. Upon such termination, the Advisor shall forthwith:

          (a)   after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or any of its Subsidiaries all money collected and held for the account of the Company or any of its Subsidiaries pursuant to this Agreement;

          (b)   deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors with respect to the Company or any of its Subsidiaries; and

          (c)   deliver to the Board of Directors all property and documents of the Company or any of its Subsidiaries then in the custody of the Advisor.

        Section 17.    Release of Money or Other Property Upon Written Request.    The Advisor agrees that any money or other property of the Company or any of its Subsidiaries held by the Advisor under this Agreement shall be held by the Advisor as custodian for the Company or any such Subsidiary, and the Advisor's records shall be appropriately marked clearly to reflect the ownership of such money or other property by the Company or any such Subsidiary. Upon the receipt by the Advisor of a written request signed by a duly authorized officer of the Company requesting the Advisor to release to the Company or any of its Subsidiaries any money or other property then held by the Advisor for the account of the Company or any of its Subsidiaries under this Agreement, the Advisor shall release such money or other property to the Company or any of its Subsidiaries within a reasonable period of time, but in no event later than 60 days following such request. The Advisor shall not be liable to the Company, any Subsidiary of the Company, or any of their respective officers, directors, stockholders, employees or agents for any acts performed or omissions to act by the Company or any of its Subsidiaries in connection with the money or other property released to the Company or any of its Subsidiaries in accordance with this Section 17. The Company and any of its Subsidiaries shall indemnify the Advisor, its directors, officers, stockholders and employees against any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever, which arise in connection with the Advisor's release of such money or other property to the Company or any of its Subsidiaries in accordance with the terms of this Section 17. Indemnification pursuant to this provision shall be in addition to any right of the Advisor to indemnification under Section 10 of this Agreement.

        Section 18.    Representations and Warranties.

          (a)   The Company hereby represents and warrants to the Advisor as follows:

            (i)    The Company is duly incorporated, validly existing and in good standing under the laws of Maryland, has full corporate power and authority to own its assets and to transact the business in which it is now engaged and is duly qualified or registered as a foreign corporation and in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification or registration, except where the failure to be so qualified or registered would not in the aggregate have a material adverse effect on the business, operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole. The Company does not do business under any fictitious business name.

            (ii)   The Company has the corporate power and authority to execute, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other person including, without limitation, stockholders and creditors of the Company, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental or regulatory authority or agency is required by the Company in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been, and each instrument or document required hereunder will be, executed and delivered by a duly authorized officer of the Company, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws now or hereafter in effect relating to the rights and remedies of creditors generally, and general principles of equity.

            (iii)  The execution, delivery and performance of this Agreement, and the documents or instruments required hereunder, will not violate any provision of any existing law or regulation binding on the Company, or any order, judgment, award or decree of any court, arbitrator or governmental or regulatory authority or agency binding on the Company, or the Governing Instruments of, or any securities issued by, the Company or any of its subsidiaries, or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Company or any of its Subsidiaries is a party or by which the Company, any Subsidiary of the Company or any of their assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Company and its Subsidiaries, taken as a whole, and will not result in, or require, the creation or imposition of any lien on any of their property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

          (b)   The Advisor hereby represents and warrants to the Company as follows:

            (i)    The Advisor is duly incorporated, validly existing and in good standing under the laws of Maryland, has full corporate power and authority to own its assets and to transact the business in which it is now engaged and is duly qualified or registered to do business and is in good standing under the laws of each jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification or registration, except where the failure to be so qualified or registered would not in the aggregate have a material adverse effect on the business, operations, assets or financial condition of the Advisor and its Subsidiaries, taken as a whole. The Advisor does not do business under any fictitious business name.

            (ii)   The Advisor has the corporate power and authority to execute, deliver and perform this Agreement and all obligations required hereunder and has taken all necessary corporate action to authorize this Agreement on the terms and conditions hereof and the execution, delivery and performance of this Agreement and all obligations required hereunder. No consent of any other person including, without limitation, stockholders and creditors of the Advisor, and no license, permit, approval or authorization of, exemption by, notice or report to, or registration, filing or declaration with, any governmental or regulatory authority or agency is required by the Advisor in connection with this Agreement or the execution, delivery, performance, validity or enforceability of this Agreement and all obligations required hereunder. This Agreement has been and each instrument or document required hereunder will be executed and delivered by a duly authorized agent of the Advisor, and this Agreement constitutes, and each instrument or document required hereunder when executed and delivered hereunder will constitute, the legally valid and binding obligation of the Advisor enforceable against the Advisor in accordance with its terms.

            (iii)  The execution, delivery and performance of this Agreement, and the documents or instruments required hereunder, will not violate any provision of any existing law or regulation binding on the Advisor, or any order, judgment, award or decree of any court, arbitrator, or governmental or regulatory authority or agency binding on the Advisor, or the Governing Instruments of, or any securities issued by, the Advisor or any of its Subsidiaries, or any mortgage, indenture, lease, contract or other agreement, instrument or undertaking to which the Advisor or any of its Subsidiaries is a party or by which the Advisor or any Subsidiary of the Advisor or any of its assets may be bound, the violation of which would have a material adverse effect on the business operations, assets or financial condition of the Advisor and its Subsidiaries, taken as a whole, and will not result in, or require, the creation or imposition of any lien on any of their property, assets or revenues pursuant to the provisions of any such mortgage, indenture, lease, contract or other agreement, instrument or undertaking.

        Section 19.    Notices.    Unless expressly provided otherwise herein, all notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received when delivered or upon actual receipt of registered or certified mail, postage prepaid, return receipt requested. The parties may deliver to each other notice by electronically transmitted facsimile copies provided that such facsimile notice is followed within 24 hours by any type of notice otherwise provided for in this paragraph. Any notice shall be duly addressed to the parties as follows:

(a) If to the Company:	1004 Farnam Street Omaha, Nebraska 68102 Attention: Lisa Y. Roskens Telephone: (402) 444-1630
(b) If to the Advisor:	1004 Farnam Street Omaha, Nebraska 68102 Attention: Lisa Y. Roskens Telephone: (402) 444-1630
In each case with a copy given in the manner prescribed above, to:	Kutak Rock LLP 1650 Farnam Street Omaha, Nebraska 68102 Attention: Steven P. Amen Telephone: (402) 346-6000

Either party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 19 for the giving of notice.

        Section 20.    Binding Nature of Agreement; Successors and Assigns.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns as provided herein.

        Section 21.    Entire Agreement; Amendment.    This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof, and supersedes all prior and contemporaneous agreements (including the First Amended Agreement), understandings, inducements and conditions, express or implied, oral or written, of any nature whatsoever with respect to the subject matter hereof. The express terms hereof control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms hereof. This Agreement may not be modified or amended other than by an agreement in writing.

        Section 22.    Controlling Law.    This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Nebraska, notwithstanding any Nebraska provisions relating to conflicts of law to the contrary.

        Section 23.    No Waiver.    Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

        Section 24.    Titles Not To Affect Interpretation.    The titles of paragraphs and subparagraphs contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation hereof.

        Section 25.    Execution in Counterparts.    This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

        Section 26.    Severability of Provisions.    The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

        Section 27.    Interpretation.    Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AMERICA FIRST APARTMENT INVESTORS, INC., a Maryland corporation, as Company
By

Name

Title

AMERICA FIRST APARTMENT ADVISORY CORPORATION, a Maryland corporation, as Advisor
By

Name

Title

APPENDIX C

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

November 24, 2003

The Board of Managers of
America First Companies L.L.C.,
Sole member of the general partner of
America First Real Estate Investment Partners, L.P.

Dear Board of Managers:

We understand that America First Real Estate Investment Partners, L.P., a Delaware limited partnership (the "Partnership") has a present ownership which is made up of a general partner, America First Capital Source I L.L.C., (the "General Partner") and a sole limited partner (H/T Corp.), the rights and obligations of which have been assigned to holders of units (the "Units"). We further understand that the Partnership is considering entering into a transaction whereby it will be merged (the "Merger") into America First Apartment Investors, Inc., a Maryland corporation (the "REIT"), which will be the surviving entity and will acquire all of the assets and liabilities of the Partnership. The Merger is expected to be treated as a taxable transfer of assets by the Partnership to the REIT in exchange for REIT common stock (the "Common Stock"), followed immediately thereafter by the distribution of Common Stock in liquidation by the Partnership. We also understand that each outstanding Unit will be converted a right to receive .7910 fully paid and nonassessable shares of Common Stock plus $0.39 in cash. The merger of the Partnership into the REIT and the conversion of the Units into rights to receive the aforementioned REIT common stock and cash in connection therewith are referred to collectively herein as the "Transaction." It is our understanding that America First Companies L.L.C. ("America First"), the entity that controls the General Partner, has formed a special committee of its Board of Managers (the "Special Committee") to consider certain matters relating to the Transaction.

You have requested our opinion (the "Opinion") as to the matters set forth below. The Opinion does not address the Partnership's underlying business decision to effect the Transaction. The Opinion also does not address the tax consequences of the Transaction to the holders of any Unit. Furthermore, the Opinion does not address and makes no representation or estimates of the potential trading price of the REIT's Common Stock following the consummation of the Merger. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Partnership or the REIT. Furthermore, at your request, we have not negotiated the Transaction, nor advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1.
  reviewed the Partnership's and the REIT's audited financial statements for the years ended December 31, 1999, 2000, 2001 and 2002, and quarterly reports on Form 10-Q for the three quarters ended September 30, 2003, which management has identified as being the most current financial statements available;

C-1

  2.
  met with certain members of the senior management of the Partnership, the REIT and America First to discuss the operations, financial condition, future prospects and projected operations and performance of the Partnership and the REIT;

  3.
  visited certain facilities of the Partnership and the REIT;

  4.
  reviewed the pro-forma capital structure of the REIT, including the combination of the Partnership's assets, liabilities and operations;

  5.
  reviewed forecasts and projections prepared by the Partnership's and the REIT's management with respect to the Partnership and the REIT for the years ended December 31, 2003 through 2008;

  6.
  reviewed the Amended and Restated Agreement of Limited Partnership of the Partnership, dated December 31, 2000, including the rights and privileges of the holders of the Unit holders and the General Partner, and the fee arrangement between the Partnership and the General Partner;

  7.
  reviewed the draft Agreement and Plan of Merger by and among the Partnership and the REIT, dated November 24, 2003;

  8.
  reviewed the Advisory Agreement by and between the REIT and America First Apartment Advisory Corporation, dated as of June 18, 2002 and the draft Second Amended and Restated Advisory Agreement dated November 24, 2003;

  9.
  held discussions with the Special Committee and its counsel relating to the negotiation of the proposed Transaction;

  10.
  reviewed the Partnership's and the REIT's ten year projections of each property, which were prepared in connection with an internal appraisal of each property;

  11.
  reviewed the presentation to the special committees of both of the Partnership and the REIT dated August 26, 2003;

  12.
  reviewed certain publicly available financial data, including current and historical equity trading prices for the Partnership and for certain partnerships we deem comparable to the Partnership, and for certain REITs we deem comparable to the REIT;

  13.
  reviewed publicly available prices and premiums or discounts paid in transactions that we consider similar to the Transaction and for partnerships and REITs we deem similar to the Partnership and the REIT; and

  14.
  conducted other studies, analysis, and inquiries, as we deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Partnership and the REIT, and that there has been no material change in the assets, financial condition, business or prospects of either of the Partnership or the REIT since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Partnership and the REIT and do not assume any responsibility with respect to it. Although we have made physical inspection of several facilities, we have not made physical inspections of all facilities nor have we made an independent appraisal of any of the properties or assets of the Partnership or the REIT. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the holders of the Units in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

C-2

APPENDIX D

OPINION OF FRIEDMAN, BILLINGS, RAMSEY & CO., INC

November 25, 2003

Special Committee of the Board of Directors
America First Apartment Investors, Inc.
25th Floor
101 East 52nd Street
New York, New York 10022

Members of the Special Committee of the Board of Directors:

America First Apartment Investors, Inc. (the "Company") and America First Real Estate Investment Partners, L.P. (the "Partnership") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which the Partnership will be merged with and into the Company in a transaction (the "Merger") in which each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the "Common Stock"), will remain issued and outstanding and each issued and outstanding unit representing assigned limited partnership interests in the Partnership (the "Units") will be converted into the right to receive (a) 0.7910 shares of Common Stock (the "LP Share Consideration") and (b) a cash payment of $0.39 (the "LP Cash Consideration") and the partnership interest of the general partner of the Partnership (the "General Partner") will be converted into the right to receive (a) 54,308 shares of Common Stock (the "GP Share Consideration") and (b) a cash payment of $26,776.00 (the "GP Cash Consideration" and together with the LP Share Consideration, the LP Cash Consideration, the LP All Cash Consideration (as defined below) and the GP Share Consideration, the "Merger Consideration"). The Agreement further provides that the holders of Units that would otherwise be entitled to receive fewer than 100 shares of Common Stock pursuant to the Merger will instead be converted into the right to receive a cash payment of equal (i) 0.7910 times the closing sale price of Common Stock at the time and the date the Merger becomes effective plus (ii) $0.39, per Unit (the "LP All Cash Consideration").

You have asked us whether, in our opinion, the Merger Consideration to be paid to holders of Units and the General Partner pursuant to the Merger is fair from a financial point of view to the holders of the Common Stock.

In arriving at the opinion set forth below, we have, among other things:

  1.
  Reviewed publicly available business and financial information relating to the Company and the Partnership that we deemed relevant;

  2.
  Reviewed certain information, including financial forecasts relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company and the Partnership, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Expected Synergies") furnished to us by the Company and the Partnership, respectively;

  3.
  Conducted discussions with members of senior management of the Company and the Partnership concerning the matters described in clauses 1 and 2 above, as well as the respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

  4.
  Reviewed the market prices and valuation multiples of the Company and the Partnership (on an "as converted" basis) and compared them with certain other companies that we deemed to be relevant;

  5.
  Reviewed the results of operations of the Company and the Partnership and compared them with certain other companies that we deemed relevant;

  6.
  Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we have deemed to be relevant;

  7.
  Reviewed the potential pro forma impact of the Merger, before and after giving effect to the Expected Synergies;

  8.
  Reviewed a draft dated November 24, 2003, of the Agreement; and

  9.
  Reviewed such other financial studies and analysis and took into account such other matters as we deemed necessary, including our assessment of general economic and market conditions.

In preparing this opinion, we have assumed and relied, with the consent of the Company's Board of Directors, on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company or the Partnership, or any of their respective subsidiaries, and we have not been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company or the Partnership under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not made, nor have we engaged an independent third party to make, an independent evaluation or appraisal of the combined entity and accordingly we express no opinion as to the future prospects, plans or viability of the combined entity. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Partnership. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company or the Partnership, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's or the Partnership's management as to the expected future financial performance of the Company or the Partnership, as the case may be, and the Expected Synergies. We have further assumed that the Merger will be accounted for using the purchase method of accounting under U.S. generally accepted accounting principles and that it will qualify as a taxable transfer of assets for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger. We have also assumed, in all respects material to our analysis, that the Merger will be consummated as described in the Agreement, that all representations and warranties of each party contained in the Agreement are true and correct, that each party to the Agreement will perform all of the covenants and agreements required to be performed by it thereunder without any consents or waivers of the other parties thereto and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. Please be advised that we are not legal, tax or regulatory experts and have relied upon, without assuming any responsibility for independent verification or liability therefor, the assessment of the Company's legal, tax and regulatory advisors with respect to the legal, tax and regulatory matters related to the Merger.

In connection with the preparation of this opinion, we have not been authorized by the Company or the Board of Directors to solicit, nor have we solicited, third-party indications of interest for the acquisition of, or other business combination with, the Company. Additionally, we have not participated in any discussions or negotiations among representatives of the Company or the Partnership, or any of their financial and legal advisors.

We are acting as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Merger and will receive a fee from the Company of $250,000 for our services, all of which is contingent on delivery of our opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so in the future and have received, and may receive in the future, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Common Stock, and other securities of the Company, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger as compared to any alternate business transaction that might be available to the Company and does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Common Stock.

We are not expressing any opinion herein as to the prices at which the Common Stock will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to holders of Units and the General Partner pursuant to the Merger is fair from a financial point of view to the holders of the Common Stock.

                      Very truly yours,

                      Friedman, Billings, Ramsey & Co., Inc.

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WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD LOOKING STATEMENTS
TABLE OF CONTENTS
SUMMARY
SUMMARY FINANCIAL INFORMATION
RISK FACTORS
THE MEETINGS
THE MERGER
THE PARTNERSHIP
THE REIT
MANAGEMENT OF THE REIT
DESCRIPTION OF CAPITAL STOCK OF THE REIT
FEDERAL SECURITIES LAW CONSEQUENCES
COMPARATIVE RIGHTS AND OBLIGATIONS OF UNIT HOLDERS AND STOCKHOLDERS
FIDUCIARY RESPONSIBILITIES AND INDEMNIFICATION OF OFFICERS AND DIRECTORS
FEDERAL INCOME TAX CONSIDERATIONS
ELECTION OF REIT DIRECTORS
AMERICA FIRST APARTMENT INVESTORS, INC. TOTAL RETURN PERFORMANCE
RATIFICATION OF APPOINTMENT OF THE REIT'S AUDITOR
SUBMISSION OF REIT STOCKHOLDER PROPOSALS
OTHER MATTERS RELATING TO REIT ANNUAL MEETING
EXPERTS
LEGAL MATTERS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
APPENDIX A AGREEMENT AND PLAN OF MERGER
AMENDMENT TO AGREEMENT AND PLAN OF MERGER
APPENDIX B FORM OF SECOND AMENDED AND RESTATED ADVISORY AGREEMENT
APPENDIX C OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
APPENDIX D OPINION OF FRIEDMAN, BILLINGS, RAMSEY & CO., INC